As filed with the Securities and Exchange Commission on October 31, 2003
Registration No. 333-109791

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Liberty Media Corporation

(Exact Name of Registrant as Specified in Its Charter)

Delaware	4841	84-1288730
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

12300 LIBERTY BOULEVARD

ENGLEWOOD, COLORADO 80112
(720) 875-5400
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

ELIZABETH M. MARKOWSKI, ESQ.

LIBERTY MEDIA CORPORATION
12300 LIBERTY BOULEVARD
ENGLEWOOD, COLORADO 80112
(720) 875-5400
(Name, address, including zip code and telephone number,
including area code, of agent for service)

Copies to:

Steven D. Miller, Esq. Sherman & Howard L.L.C. 633 Seventeenth Street, Suite 3000 Denver, Colorado 80202 (303) 297-2900	Jeffrey E. LaGueux, Esq. Patterson, Belknap, Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036-6710 (212) 336-2000

    Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement and upon the effective time of the merger described in the proxy statement/ prospectus forming a part of this registration statement.

    If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

ON COMMAND CORPORATION

4610 South Ulster Street, 6th Floor
Denver, Colorado 80237

Dear On Command Corporation Stockholder:

      The On Command board of directors and a special committee of the board have unanimously approved a merger agreement pursuant to which Liberty Media Corporation would acquire all of the shares of On Command common stock that are not already beneficially owned by Liberty Media and its subsidiaries. Liberty Satellite & Technology, Inc. owns approximately 74% of On Command’s outstanding common stock, while Liberty Media owns approximately 87% of Liberty Satellite’s outstanding common stock.

      You are cordially invited to attend a special meeting of stockholders of On Command on December 5, 2003, commencing at 9:00 a.m. local time at On Command’s corporate headquarters at 4610 South Ulster Street, 6th Floor, Denver, Colorado 80237, at which time we will ask you to consider and vote upon a proposal to adopt the merger agreement and approve the merger pursuant to which Liberty Media would acquire the remaining publicly held common stock of On Command. If the merger is completed, you will have the right to receive 0.166 of a share of Liberty Media Series A common stock in exchange for each share of On Command common stock that you own unless you validly exercise your appraisal rights. However, if the implied value of the exchange ratio in the merger is less than $1.90 or more than $2.10 per share of On Command common stock, based on the average closing price of the Liberty Media Series A common stock for the five trading days ending on the third trading day prior to the closing of the merger, then the exchange ratio will be adjusted upward or downward, as applicable, to yield an implied value of $1.90 or $2.10 per share, respectively, based on such average closing price. Any adjustment of the exchange ratio to more than 0.190 of a share of Liberty Media Series A common stock for each share of On Command common stock will be at Liberty Media’s sole discretion. If Liberty Media determines not to increase the exchange ratio further, then the exchange ratio would be fixed at 0.190 and On Command would be entitled to terminate the merger agreement. Any decision of the On Command board of directors to terminate the merger agreement would be made by vote of the On Command independent directors. Prior to the consummation of the merger, On Command will issue a press release stating the final exchange ratio, if other than 0.166. A copy of the merger agreement is included as Annex I to this proxy statement/ prospectus and should be read in its entirety.

      Liberty Media’s Series A common stock is listed on the New York Stock Exchange under the trading symbol “L”. On Command’s common stock is eligible for quotation on the OTC Bulletin Board under the symbol “ONCO”. On October 30, 2003, the last reported sale price for Liberty Media Series A common stock was $10.15 and the last reported bid price for On Command common stock was $1.76.

      The affirmative vote of the holders of a majority in voting power of the outstanding equity securities of On Command (which includes common stock and certain series of preferred stock, voting together with the common stock as a single class) is required to adopt the merger agreement and approve the merger. The Liberty Satellite board of directors has authorized Liberty Satellite to vote its shares of On Command common and preferred stock to adopt the merger agreement and approve the merger, in which case the merger agreement will be adopted and the merger will be approved at the special meeting.

      This proxy statement/ prospectus is also Liberty Media’s prospectus for the shares of Liberty Media Series A common stock that would be issued to On Command stockholders in the merger. Please carefully consider all of the information contained in this proxy statement/ prospectus regarding On Command, Liberty Media and the merger, including in particular the discussion in the section entitled “Risk Factors” beginning on page 15.

      Whether or not you are personally able to attend the meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed prepaid envelope as soon as possible. This action will not limit your right to vote in person if you wish to attend the meeting and vote personally. You may revoke your proxy in the manner described in this proxy statement/ prospectus at any time before it is voted at the special meeting.

      If you have any questions about the proposed merger or the special meeting, please call On Command’s Investor Relations Department at (720) 873-3640.

Sincerely yours,

Christopher Sophinos,
President and Chief Executive Officer

      Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved the securities to be issued under this proxy statement/ prospectus or passed upon the adequacy or accuracy of this proxy statement/ prospectus. Any representation to the contrary is a criminal offense.

      This proxy statement/ prospectus is dated October 31, 2003, and is first being mailed to On Command stockholders on or about November 4, 2003.

ON COMMAND CORPORATION

4610 South Ulster Street, 6th Floor
Denver, Colorado 80237

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON DECEMBER 5, 2003

To the Stockholders of On Command Corporation:

      Notice is hereby given that a special meeting of stockholders of On Command Corporation, a Delaware corporation, will be held at On Command’s corporate headquarters at 4610 South Ulster Street, 6th Floor, Denver, Colorado 80237, on December 5, 2003, at 9:00 a.m., local time, for the following purpose:

      1. To consider and vote upon a proposal to adopt a merger agreement, dated as of September 9, 2003, among On Command, Liberty Media Corporation, a Delaware corporation and ONCO Acquisition Co., a Delaware corporation, in the form of Annex I to the proxy statement/ prospectus, and to approve the merger contemplated thereby, pursuant to which Liberty Media would acquire all of the shares of On Command common stock that are not already beneficially owned by Liberty Media and its subsidiaries, including Liberty Satellite & Technology, Inc.;

and to transact such other business as may properly come before the meeting. The On Command board of directors is not aware of any other business that may come before the meeting.

      The foregoing item of business is more completely described in the proxy statement/ prospectus accompanying this notice.

      The On Command board of directors has fixed the close of business on October 24, 2003 as the record date for the determination of stockholders entitled to notice of, and to vote at, the special meeting. Only holders of record of On Command common stock, Series A preferred stock and Series D preferred stock as of the close of business on such date are entitled to notice of, and to vote at, the special meeting. A list of On Command stockholders entitled to vote at the special meeting will be available for examination by any On Command stockholder at the special meeting and, for a period of ten business days prior to the date of the special meeting, during ordinary business hours, at On Command’s corporate offices at 4610 South Ulster Street, 6th Floor, Denver, Colorado 80237.

      Whether or not you are personally able to attend the meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed prepaid envelope as soon as possible. This action will not limit your right to vote in person if you wish to attend the special meeting and vote personally. You may revoke your proxy in the manner described in the proxy statement/ prospectus at any time before it is voted at the special meeting.

By Order of the Board of Directors,

Pamela J. Strauss,

Secretary

Denver, Colorado

October 31, 2003

Do not send any stock certificates with the enclosed proxy card. The procedure for the exchange of your shares after the merger is consummated is set forth in the proxy statement/ prospectus.

REFERENCE TO ADDITIONAL INFORMATION

      This proxy statement/ prospectus “incorporates by reference” important business and financial information about Liberty Media from documents that are not included in or delivered with this proxy statement/ prospectus. You may obtain documents incorporated by reference in this proxy statement/ prospectus without charge by requesting them in writing or by telephone from Liberty Media at the following address:

Investor Relations

Liberty Media Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112
Telephone: (877) 772-1518

      To obtain timely delivery of requested documents prior to the special stockholders’ meeting, you must request the incorporated information no later than November 28, 2003, which is five business days prior to the meeting. For a more detailed description of the information incorporated by reference into this proxy statement/ prospectus and how you may obtain it, see the section entitled “Where You Can Find More Information,” on page 13.

QUESTIONS AND ANSWERS ABOUT THE MERGER
SUMMARY OF THIS PROXY STATEMENT/PROSPECTUS
The Companies (See Page 22)
The Special Meeting (Page 24)
The Merger (Page 27)
Interests of Directors and Officers (Page 44)
Material U.S. Federal Income Tax Consequences (Page 45)
Appraisal Rights of Dissenting Stockholders (Page 55)
Accounting Treatment (Page 45)
Certain Restrictions on Resale of Liberty Media Series A Common Stock (Page 55)
Differences Between Your Rights as an On Command Stockholder and as a Liberty Media Stockholder (Page 58)
Exchange of Stock Certificates (Page 51)
Listing of Liberty Media Series A Common Stock
SELECTED SUMMARY FINANCIAL INFORMATION
Liberty Media
On Command
Unaudited Comparative Per Share Data
Comparative Per Share Market Price and Dividend Information
WHERE YOU CAN FIND MORE INFORMATION
RISK FACTORS
Risk Factors Relating to the Merger
Risk Factors Relating to Our Company
Risks Relating to our Series A Common Stock
CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS
THE COMPANIES INVOLVED IN THE MERGER
Liberty Media
On Command
THE SPECIAL MEETING
General
Proxies
Record Date; Stockholders Entitled to Vote
Quorum; Voting Rights and Vote Required
Expenses; Solicitation of Proxies
Voting of Shares held by Brokerage Firm or Other Nominee
THE MERGER
General
Background of the Merger
Purpose for the Merger; Recommendation of the Special Committee and On Command Board of Directors
Opinion of Credit Suisse First Boston
Interests of Directors and Officers
Accounting Treatment
Material U.S. Federal Income Tax Consequences
Deregistration of On Command Common Stock after the Merger
Liberty Satellite/Liberty Media Merger
Certain Litigation
THE MERGER AGREEMENT
General Structure; Effective Time
Consideration to be Received in the Merger
Regulatory Approvals; Conditions to the Merger.
Covenants
Indemnification
Listing of Liberty Media Series A Common Stock
Termination, Amendment and Waiver
Certain Restrictions on Resale of Liberty Media Series A Common Stock
APPRAISAL RIGHTS OF DISSENTING STOCKHOLDERS
COMPARISON OF STOCKHOLDER RIGHTS
Common Stock
Preferred Stock
Conversion
Voting Rights
Liquidation and Dissolution
Classified Board of Directors
Number of Directors
Stockholder Action by Written Consent; Special Meetings
Removal of Directors
Actions Requiring Supermajority Vote
INFORMATION ABOUT ON COMMAND
Business of On Command
Executive Officers of On Command
Executive Compensation of On Command
Executive Officer’s Loan
Security Ownership of Certain Beneficial Owners and Management of On Command
CERTAIN RELATED PARTY TRANSACTIONS
Subordinated Loan
Issuance of Series A Preferred Stock and Common Stock Repurchase
Issuance of Series B, Series C and Series D Preferred Stock
Allocation of Certain General and Administrative Expenses
Content Preparation and Distribution Services Agreement
Affiliation Agreement
EXPERTS
LEGAL MATTERS
INDEX TO FINANCIAL INFORMATION -- ON COMMAND CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Six Months Ended June 30, 2003 and 2002
CONDENSED CONSOLIDATED BALANCE SHEETS
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS June 30, 2003 (unaudited)
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Years ended December 31, 2002, 2001 and 2000
INDEPENDENT AUDITORS’ REPORT
ARTICLE IX Miscellaneous
Item 20. Indemnification of Directors and Officers
Item 21. Exhibits and Financial Statement Schedules
Item 22. Undertakings
SIGNATURES
INDEX TO EXHIBITS
EX-5.1 Opinion/Consent of Sherman & Howard L.L.C.
EX-23.1 Consent of KPMG LLP
EX-23.2 Consent of KPMG Audit Plc
EX-23.1 Consent of KPMG LLP

ANNEXES:

Annex I	—	Merger Agreement
Annex II	—	Delaware Appraisal Rights Statute
Annex III	—	Opinion of Credit Suisse First Boston

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:  What is the transaction? (Page 27)

A:	The transaction is a merger of ONCO Acquisition Co., a newly formed subsidiary of Liberty Media, with and into On Command, with On Command as the surviving corporation in the merger. As a result of the merger, Liberty Media will acquire all of the shares of On Command common stock that are not already beneficially owned by Liberty Media and its subsidiaries. Liberty Satellite, a subsidiary of Liberty Media, owns approximately 74% of On Command’s outstanding common stock, and approximately 80% of the total voting power associated with On Command’s equity securities. Liberty Media owns approximately 87% of Liberty Satellite’s outstanding common stock, and approximately 98% of the voting power associated with Liberty Satellite’s equity securities.

Unless the context clearly indicates otherwise, all references in this proxy statement/ prospectus to the “merger” refer to the merger of ONCO Acquisition Co. with and into On Command, and all references to the “merger agreement” refer to the merger agreement among On Command, ONCO Acquisition Co. and Liberty Media, which accompanies this proxy statement/ prospectus as Annex I.

Q:  What will I receive in the merger? (Page 48)

A:	Following the consummation of the merger, unless you validly exercise your appraisal rights, you will have the right to receive 0.166 of a share of Liberty Media Series A common stock in exchange for each share of On Command common stock that you hold on the effective date of the merger. Liberty Media will not issue fractional shares of Liberty Media Series A common stock in the merger. You will receive cash based on the market price of the Liberty Media Series A common stock instead of any fractional shares.

Q:	Will the exchange ratio and the value of the shares I receive change between now and the time the merger is consummated? (Page 49)

A:	The exchange ratio (which affects the number of shares you will receive) is subject to adjustment as follows. If the implied value of the exchange ratio in the merger is less than $1.90 or more than $2.10 per share of On Command common stock, based on the average closing price of the Liberty Media Series A common stock for the five trading days ending on the third trading day prior to the closing of the merger, then the exchange ratio will be adjusted upward or downward, as applicable, to yield an implied value of $1.90 or $2.10 per share, respectively, based on such average closing price. However, if the average closing price of Liberty Media Series A common stock over such period is less than $10.00 per share, the exchange ratio will be capped at 0.190, subject to (i) the right of On Command to terminate the merger agreement and abandon the merger, if the exchange ratio is so capped, and (ii) the right of Liberty Media to increase the exchange ratio above 0.190, to yield an implied value of $1.90 per share of On Command common stock, in which case the merger agreement will not be terminated and the merger will be consummated at such increased exchange ratio. Any decision of the On Command board of directors to terminate the merger agreement as described above would be made by vote of the On Command independent directors. If the average closing price of Liberty Media Series A common stock over the relevant period is less than $10.00 per share and On Command does not elect to terminate the merger agreement, or if the price of Liberty Media Series A common stock on the closing date of the merger is less than the average price used to calculate any adjustment to the exchange ratio under the merger agreement, then on the closing date the Liberty Media Series A common stock you receive in the merger could be worth less than $1.90 per share of On Command common stock converted in the merger.

On October 30, 2003, the last trading day before the date of this proxy statement/ prospectus, the last sale price of Liberty Media Series A common stock on the New York Stock Exchange was $10.15 per share.

Q:   Will I have appraisal rights in connection with the merger? (Page 55)

A:	Yes. Under Delaware law, which governs the merger, you have the right to seek appraisal of your shares of On Command common stock. Your right to seek appraisal requires strict compliance with the procedures contained in Section 262 of the Delaware corporate statute. Failure to follow any of these procedures may result in the termination or waiver of your appraisal right.

Q:   Does the On Command board of directors recommend approval of the merger? (Page 36)

A:	Yes. The On Command board of directors, based in part on the recommendation of a special committee of the board, unanimously recommends that you vote in favor of adoption of the merger agreement and approval of the merger. The special committee of the board is composed of two directors, neither of whom is an officer or employee of Liberty Media or any of its affiliates, or a director of Liberty Media. The special committee was formed in order to negotiate the terms of a possible business combination with Liberty Media on behalf of On Command.

Q:	What is the date, time and place of the special meeting of stockholders to consider the merger? (Page 24)

A:	The special meeting of stockholders of On Command will be held on December 5, 2003 at 9:00 a.m., local time, at On Command’s corporate headquarters at 4610 South Ulster Street, 6th Floor, Denver, Colorado 80237, to consider and vote upon the proposal to adopt the merger agreement and approve the merger.

Q:   What vote is required to adopt the merger agreement and approve the merger? (Page 25)

A:	In order to adopt the merger agreement and complete the merger, holders of a majority in voting power of the outstanding equity securities of On Command (which includes common stock and certain series of preferred stock, voting together with the common stock as a single class) must approve the merger agreement and the merger. Liberty Satellite, a subsidiary of Liberty Media, owns approximately 74% of the outstanding On Command common stock, and approximately 80% of the total voting power associated with On Command’s equity securities. The Liberty Satellite board of directors has authorized Liberty Satellite to vote its shares of On Command common and preferred stock to adopt the merger agreement and approve the merger, in which case the merger agreement will be adopted and the merger will be approved at the special meeting.

Q:   Will I realize a taxable gain or loss for U.S. Federal Income Tax purposes? (Page 45)

A:	Yes. The merger will be a taxable transaction to you. You will be treated as having sold or exchanged your shares of On Command common stock for Liberty Media Series A common stock and you will recognize gain or loss equal to the difference between (i) the tax basis for your shares of On Command common stock and (ii) the fair market value of the Liberty Media Series A common stock and any cash in lieu of fractional shares that you receive.

Q:   What do I need to do now? (Page 24)

A:	After carefully reading and considering the information contained in this proxy statement/ prospectus and its appendices, indicate your vote on your proxy card, and sign and mail the proxy card in the enclosed return envelope as soon as possible, so that your shares may be represented at the special meeting. If you sign and send in your proxy card and do not indicate your vote, we will count your proxy card as a vote in favor of the proposal to be voted upon at the special meeting. If you desire to exercise your appraisal rights, you should follow the procedures described in the section entitled, “Appraisal Rights of Dissenting Stockholders.”

Q:   May I vote in person? (Page 24)

A:	Yes. If you hold your shares of record as of the close of business on October 24, 2003, you may attend the special meeting of On Command stockholders and vote your shares in person rather than signing and returning your proxy card.

Q:   What do I do if I want to change my vote? (Page 24)

A:	You should send in a new, later dated, signed proxy card, or a written revocation of your previous proxy card, to On Command’s corporate secretary so that it is received before the special meeting or attend the special meeting in person and vote (however, attendance at the special meeting without voting at the meeting will not in and of itself constitute a revocation of a proxy).

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me? (Page 26)

A:	Yes, but only if you provide instructions to your broker on how to vote. Accordingly, please contact the person responsible for your account and give instructions for a proxy card to be signed representing your shares of On Command common stock.

Q:   Should I send my stock certificates now? (Pages 25 and 51)

A:	No. As soon as practicable after the merger is completed, On Command stockholders will be sent written instructions for exchanging their share certificates, together with a letter of transmittal for the certificates. You should not send any stock certificates with your proxy cards.

Q:   Will I have to pay any fees or commissions? (Page 26)

A:	If you are the record owner of your shares, you will not have to pay brokerage fees or incur similar expenses. If you own your shares through a broker or other nominee, your broker may charge you a fee. You should consult your broker or nominee to determine whether any charges will apply.

Q:   Whom should I call with questions? (Page 13)

A:	You should call On Command’s Investor Relations Department at (720) 873-3640. You may also obtain additional information about Liberty Media from documents filed with the Securities and Exchange Commission by following the instructions in the section entitled “Where You Can Find More Information,” on page 13.

v

SUMMARY OF THIS PROXY STATEMENT/ PROSPECTUS

      This summary highlights selected information from this proxy statement/ prospectus and may not contain all the information that is important to you. To better understand the merger, you should read this entire document carefully, including the documents to which we refer you. In addition, this proxy statement/ prospectus incorporates by reference important business and financial information about Liberty Media. You may obtain the information incorporated by reference into this proxy statement/ prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information,” on page 13.

The Companies (See Page 22)

On Command Corporation

4610 South Ulster Street, 6th Floor
Denver, Colorado 80237
Telephone: (720) 873-3200

      On Command provides in-room, on-demand entertainment and information services to hotels, motels and resorts. At June 30, 2003, On Command provided in-room entertainment services to approximately 885,000 hotel rooms. Approximately 89% of On Command’s total equipped rooms at June 30, 2003 were located in the United States, with the balance located primarily in Canada and Mexico. The majority of On Command’s domestic operations are conducted through its primary subsidiary, On Command Video Corporation.

Liberty Media Corporation

12300 Liberty Boulevard
Englewood, Colorado 80112
Telephone: (720) 875-5400

      Liberty Media is a holding company which, through its ownership of interests in subsidiaries and other entities, is engaged in (i) the production, acquisition and distribution through all available formats and media of branded entertainment, educational and informational programming and software, including multimedia products, (ii) electronic retailing, direct marketing, advertising sales related to programming services, infomercials and transaction processing, (iii) international cable television distribution, telephony and programming, (iv) satellite communications, and (v) investments in wireless domestic telephony and other technology ventures. Liberty Media and its affiliated companies operate in the United States, Europe, South America and Asia with some of the world’s most recognized and respected brands, including QVC, Encore, STARZ!, Discovery, IAC/InterActiveCorp, Court TV and Sprint PCS.

The Special Meeting (Page 24)

      General. The special meeting of stockholders of On Command will be held at 9:00 a.m., local time, on December 5, 2003, at On Command’s corporate headquarters at 4610 South Ulster Street, 6th Floor, Denver, Colorado 80237.

      Record Date. Stockholders are entitled to vote at the special meeting if they owned shares of On Command common stock, Series A preferred stock or Series D preferred stock as of the close of business on October 24, 2003, the record date. As of the record date, there were 30,822,340 shares of On Command common stock outstanding, 13,500 shares of On Command Series A preferred stock outstanding and 60,000 shares of On Command Series D preferred stock outstanding.

      Voting Rights and Procedures. On Command common stockholders will be entitled to one vote for each share of common stock owned on the record date. In addition, On Command Series A and D preferred stockholders are entitled to vote together with On Command stockholders on all matters submitted to the On Command common stockholders, with holders of the Series A and D preferred stock to have the number of votes that they would have if all of the Series A or D preferred stock had been converted into On Command common stock. On the record date, the Series A preferred stock was convertible into 1,350,000 shares of On Command common stock and the Series D preferred stock was convertible into 9,404,023 shares of On

Command common stock. You may vote either by attending the special meeting and voting your shares or by completing the enclosed proxy card and mailing it to us in the enclosed envelope.

      Stockholder Vote Required to Approve the Merger. The affirmative vote of the holders of a majority of the voting power of outstanding shares of On Command common stock, Series A preferred stock and Series D preferred stock (voting together as a single class) entitled to vote at the meeting is required to approve the merger agreement and the merger. As of the record date, Liberty Satellite, a subsidiary of Liberty Media, owned approximately 74% of the outstanding On Command common stock, and 100% of the outstanding On Command Series D preferred stock, which collectively represents approximately 80% of the total voting power of equity securities entitled to vote at the special meeting. This means that Liberty Satellite owns enough shares of On Command common stock to adopt the merger agreement and approve the merger under the Delaware corporate statute without the vote of any other holders of On Command common stock. The Liberty Satellite board of directors has authorized Liberty Satellite to vote its shares of On Command common and preferred stock to adopt the merger agreement and approve the merger, in which case the merger agreement will be adopted and the merger will be approved at the special meeting. Liberty Satellite is not subject to any binding agreement to vote in favor of the merger proposal, and there can be no assurance that the board of directors of Liberty Satellite will not revoke such authorization prior to the special meeting. However, in the merger agreement, in its capacity as beneficial owner of On Command stock, Liberty Media agreed to use commercially reasonable efforts to cause On Command stock beneficially owned by Liberty Media (which would include the shares owned by Liberty Satellite) to be voted in favor of the adoption of the merger agreement at the special meeting.

      Stock Ownership of Officers and Directors. As of the record date, the directors and executive officers of On Command owned 3,200 shares of On Command common stock, and held exercisable options or other rights to acquire 430,000 shares of On Command common stock, collectively representing 1.4% of the total number of shares of On Command common stock outstanding at that date (assuming exercise of such options).

The Merger (Page 27)

      General. The merger agreement is attached as Annex I to this proxy statement/ prospectus and is incorporated herein by reference. We encourage you to read the merger agreement as it is the legal document that governs the merger. The merger agreement provides that, upon consummation of the merger, ONCO Acquisition Co. will merge with and into On Command, with On Command continuing as the surviving corporation.

      The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware. This filing is anticipated to be made as soon as possible after receipt of On Command stockholder approval and the satisfaction or waiver of the other conditions to the merger.

      What On Command Stockholders Will Receive. Upon consummation of the merger, each holder of outstanding On Command common stock (other than ONCO Acquisition Co., Liberty Satellite, Liberty Media and their respective wholly-owned subsidiaries) who has not properly exercised appraisal rights will receive 0.166 of a share of Series A common stock of Liberty Media in exchange for each share of On Command common stock that they own, subject to the following adjustments. If the implied value of the exchange ratio in the merger is less than $1.90 or more than $2.10 per share of On Command common stock, based on the average closing price of the Liberty Media Series A common stock for the five trading days ending on the third trading day prior to the closing of the merger, then the exchange ratio will be adjusted upward or downward, as applicable, to yield an implied value of $1.90 or $2.10 per share, respectively, based on such average closing price. However, if the average closing price of Liberty Media Series A common stock over such period is less than $10.00 per share, the exchange ratio will be capped at 0.190, subject to (i) the right of On Command to terminate the merger agreement and abandon the merger, if the exchange ratio is so capped, and (ii) the right of Liberty Media to increase the exchange ratio above 0.190, to yield an implied value of $1.90 per share of On Command common stock, in which case the merger agreement will not be terminated and the merger will be consummated at such increased exchange ratio. Any decision of the On

Command board of directors to terminate the merger agreement as described above would be made by vote of the On Command independent directors. If the average closing price of Liberty Media Series A common stock over the relevant period is less than $10.00 per share and On Command does not elect to terminate the merger agreement, or if the price of Liberty Media Series A common stock on the closing date of the merger is less than the average price used to calculate any adjustment to the exchange ratio under the merger agreement, then on the closing date the Liberty Media Series A common stock you receive in the merger could be worth less than $1.90 per share of On Command common stock converted in the merger. For a table showing the calculation of the exchange ratio and the implied value of such fraction of a share of Liberty Media Series A common stock based upon a range of average closing prices of a Liberty Media Series A common share over a five trading day period, please see the section entitled “The Merger Agreement — Consideration to be Received in the Merger” on page 48.

      If the exchange ratio remains at 0.166, a total of approximately 2,035,220 shares of Liberty Media Series A common stock will be issued or issuable in connection with the merger in exchange for outstanding shares of On Command common stock and upon exercise of options, vesting of restricted stock awards and conversion of On Command Series A preferred stock outstanding at the time of the merger.

      Liberty Media will not issue fractional shares of its Series A common stock in the merger. Instead, the total number of shares of Liberty Media Series A common stock you are entitled to receive will be rounded down to the nearest whole number of shares, and you will receive a cash payment for any fraction of a share to which you would otherwise be entitled based upon the average closing price of Liberty Media Series A common stock for the five trading days immediately preceding the trading day prior to the closing of the merger.

      On Command Reasons for the Merger; Recommendation of On Command Board of Directors. The On Command board of directors has unanimously approved the merger agreement and has determined that it is advisable and in the best interests of On Command and its stockholders (other than Liberty Media and its affiliates), and unanimously recommends that holders of On Command common stock vote in favor of the proposal to adopt the merger agreement and approve the merger. In making this recommendation, the board considered the following factors:

•	the recommendation of a special committee of the board comprised entirely of independent directors;

•	the financial condition, competitive position and prospects of On Command as a stand-alone entity;

•	the opinion of Credit Suisse First Boston LLC dated September 9, 2003, subject to and based upon the assumptions and considerations in its opinion, as to the fairness, from a financial point of view, to the holders of common stock of On Command (other than Liberty Media and its affiliates) of the consideration to be received by such holders pursuant to the merger agreement as of the date of such opinion;

•	the expected difficulties On Command would encounter in pursuing its growth strategy as a stand-alone company given its leverage, its capital needs and its limited access to capital;

•	the relative liquidity of the Liberty Media Series A common stock as compared to the On Command common stock;

•	the opportunity for On Command stockholders to participate in the future performance of the other businesses and assets of Liberty Media through their ownership of Liberty Media Series A common stock, which they would receive in the merger; and

•	the expectation that the merger will generally be a taxable transaction to On Command common stockholders.

      Liberty Media Reasons for the Merger. The purpose of the merger for Liberty Media is to acquire the publicly held minority interest in On Command. In deciding to undertake the merger, which will result in On Command ceasing to be a public company, Liberty Media considered the following factors, among others:

•	On Command’s outstanding debt, including On Command’s greater cost of borrowing as compared to Liberty Media’s, and On Command’s historical difficulties in satisfying the leverage ratio contained in its debt agreements (as further described in the section entitled “The Merger — Background of the Merger,” on page 27);

•	recent capital market trends, which have adversely affected the ability of companies situated similarly to On Command to access capital;

•	On Command’s need for additional capital to develop its business;

•	the trading price volatility of the On Command common stock caused, in part, by its limited public float;

•	the elimination of costs associated with operating On Command as a separate public company, including costs and expenses associated with Securities and Exchange Commission reporting, communicating with stockholders and related legal and accounting fees; and

•	the ability to eliminate certain potential conflicts of interest between On Command and Liberty Media relating to business dealings between them.

      Regulatory Approval and Other Conditions to the Merger. Except for filing a certificate of merger in Delaware and compliance with federal and state securities laws, we are not aware of any material United States federal or state or foreign governmental or regulatory requirement necessary to be complied with, or approval that must be obtained, in connection with the merger. However, the respective obligations of On Command and Liberty Media to consummate the transactions contemplated by the merger agreement are subject to the satisfaction or, where permissible, waiver of a number of conditions, including the adoption of the merger agreement and approval of the merger by the requisite vote of stockholders of On Command, and certain other conditions that are usual and customary conditions for merger transactions.

      Covenants. Under the merger agreement, On Command has agreed, prior to the effective time of the merger, to conduct its business in the ordinary and usual course consistent with past practice, to use its reasonable efforts to preserve intact its business organization and assets and to refrain from issuing additional capital stock, amending its certificate of incorporation, entering into or modifying certain material agreements or taking certain other actions.

      Effect of the Merger on On Command Stock Options and Restricted Stock. On Command’s outstanding stock options issued under the Amended and Restated On Command 1996 Key Employee Stock Option Plan and the Amended and Restated On Command 1997 Non-Employee Directors Stock Plan, as amended, and other stock options not issued under that plan, will each be converted into rights to acquire Liberty Media Series A common stock. Converted stock options will be exercisable with respect to the number of shares of Liberty Media Series A common stock determined by multiplying the number of underlying shares of On Command common stock on the effective date of the merger by the exchange ratio in the merger, rounded up to the nearest whole share. The exercise price per share of Liberty Media Series A common stock issuable under each assumed option will be calculated by dividing the exercise price of the option before the merger by the exchange ratio, rounded down to the nearest whole cent.

      In addition, each restricted share of On Command common stock issued under or outside of the On Command plans will be converted into restricted shares of Liberty Media Series A common stock at the exchange ratio, rounded up to the nearest whole share. Each restricted share of Liberty Media Series A common stock issued to holders of On Command restricted stock will remain subject to the same restrictions applicable to such share prior to the merger.

      Effect of the Merger on On Command Preferred Stock. All shares of On Command Series A, B, C and D preferred stock that are issued and outstanding immediately prior to the merger will remain outstanding after the merger. The terms of On Command’s Series A preferred stock provide that, after the merger, each share of Series A preferred stock will no longer be convertible into 100 shares of On Command common stock, but instead will be convertible into the number of shares of Liberty Media Series A common stock equal to 100 multiplied by the exchange ratio. After the merger, each share of On Command Series D preferred stock will continue to be convertible into On Command common stock. All outstanding shares of Series A preferred stock are currently held by the former Chairman of the Board and Chief Executive Officer of On Command, Jerome H. Kern, who is also a director of Liberty Media. All outstanding shares of Series B, C and D stock are currently held by Ascent Entertainment Group, Inc., a wholly owned subsidiary of Liberty Satellite.

      Termination. The merger agreement may be terminated and the merger abandoned at any time prior to the effective time of the merger, by the mutual consent of On Command and Liberty Media. In addition, either On Command or Liberty Media can terminate the merger agreement:

•	if the On Command board of directors has withdrawn or modified in any manner adverse to Liberty Media its recommendation to On Command stockholders regarding the adoption of the merger agreement;

•	if the merger has not been consummated before March 31, 2004;

•	for a material breach by the other party under the merger agreement that is incapable of being cured;

•	if a court of competent jurisdiction has issued an order permanently enjoining or otherwise prohibiting the merger; or

•	if the required adoption of the merger agreement and approval of the merger by the On Command stockholders are not duly obtained at the special meeting.

      The merger agreement can also be terminated by On Command (upon a determination of its independent directors) if the implied value of the exchange ratio, as adjusted pursuant to the terms of the merger agreement, is less than $1.90 per share, based on the average closing price of Liberty Media Series A common stock for the five trading days ending on the third trading day prior to the closing of the merger, unless Liberty Media elects to increase the exchange ratio to yield an implied value per share of On Command common stock of $1.90.

Interests of Directors and Officers (Page 44)

      You should be aware that some officers and directors of On Command have interests in the merger that are different from, or in addition to, yours. These interests include:

•	ownership of Liberty Media common stock and options exercisable for shares of Liberty Media common stock; and

•	indemnification arrangements between On Command and the directors and officers of On Command.

      In addition, some of the officers and directors of Liberty Media and/or ONCO Acquisition Co. are also directors of On Command and have interests that are in addition to, or different from, your interests.

Material U.S. Federal Income Tax Consequences (Page 45)

      The merger will be treated for tax purposes as a taxable sale or exchange of On Command common stock for Liberty Media Series A common stock. In general, you will have taxable gain or loss equal to the difference between your aggregate basis in the On Command common shares surrendered by you in the merger and the sum of the fair market value of the Liberty Media Series A common stock and any cash in lieu of fractional shares that you receive in the merger. The gain or loss will be capital if you held your shares of On Command common stock as capital assets and would be long term gain or loss if you held your shares of On Command common stock for more than a year as of the date of the merger. You should consult your own tax advisor for a full understanding of the merger’s tax consequences to you.

Appraisal Rights of Dissenting Stockholders (Page 55)

      Delaware law permits holders of On Command common and preferred stock to dissent from the merger and to receive the appraised fair value of their shares of On Command common or preferred stock in cash in lieu of merger consideration. To do this, a holder of On Command common or preferred stock must follow certain procedures, including filing certain notices with On Command and refraining from voting his or her shares in favor of the merger. If an On Command stockholder validly exercises his or her appraisal rights, his or her shares of On Command common and preferred stock will not be exchanged for shares of Liberty Media Series A common stock in the merger, and his or her only right will be to receive the appraised fair value of his or her shares of On Command common stock in cash, which amount could be greater than, less than or the same as the value of the merger consideration he or she would have received at the closing of the merger. A copy of the Delaware statutes describing these appraisal rights and the procedures for exercising them is attached as Annex II to this proxy statement/ prospectus.

      The Liberty Satellite board of directors has authorized Liberty Satellite to waive any dissenters’ rights of appraisal that it has with respect to the On Command common stock and Series B, C and D preferred stock that it beneficially owns. Liberty Satellite is not subject to any binding agreement to waive its dissenters’ rights of appraisal, and there can be no assurance that the board of directors of Liberty Satellite will not revoke such authorization prior to the special meeting.

Accounting Treatment (Page 45)

      For accounting and financial reporting purposes, the merger will be accounted for as a “purchase of a minority interest”, as this term is used under accounting principles generally accepted in the United States of America.

Certain Restrictions on Resale of Liberty Media Series A Common Stock (Page 55)

      All shares of Liberty Media Series A common stock received by you in connection with the merger will be freely transferable unless you are considered an “affiliate” of On Command under the Securities Act of 1933 at the time of the merger or you are an affiliate of Liberty Media. If you are an affiliate of On Command, then you may transfer your shares only pursuant to an effective registration statement or an exemption under the Securities Act. This restriction will generally lapse at the end of one year unless you are an affiliate of Liberty Media.

Differences Between Your Rights as an On Command Stockholder and as a Liberty Media Stockholder (Page 58)

      There are differences between the rights you have as a holder of On Command common stock and the rights you will have as a holder of Liberty Media Series A common stock.

Exchange of Stock Certificates (Page 51)

      Promptly after the merger is completed, you will receive a letter and instructions on how to surrender your On Command stock certificates in exchange for Liberty Media stock certificates. You will need to carefully review and complete these materials and return them as instructed along with your stock certificates for On Command common stock. Please do not send On Command, Liberty Media or their transfer agents any stock certificates until you receive these instructions. If you hold On Command common stock and you elect to exercise your appraisal rights, you should follow the procedures outlined in the “Appraisal Rights of Dissenting Stockholders” section on page 55.

Listing of Liberty Media Series A Common Stock

      Liberty Media has agreed to list the shares of Liberty Media Series A common stock to be issued in connection with the merger on the New York Stock Exchange.

SELECTED SUMMARY FINANCIAL INFORMATION

Liberty Media

      The following table provides you with selected historical consolidated financial data of Liberty Media. From August 1994 to March 1999 Liberty Media was a wholly-owned subsidiary of Tele-Communications, Inc. (“TCI”). On March 9, 1999, AT&T Corp. (“AT&T”) acquired TCI in a merger transaction. For financial reporting purposes, the merger of AT&T and TCI is deemed to have occurred on March 1, 1999. In connection with that merger, the assets and liabilities of Liberty Media were adjusted to their respective fair values pursuant to the purchase method of accounting. For periods prior to March 1, 1999, the assets and liabilities of Liberty Media and the related consolidated results of operations are referred to below as “Old Liberty,” and for periods subsequent to February 28, 1999, the assets and liabilities of Liberty Media and the related consolidated results of operations are referred to as “New Liberty.” Also, in connection with that merger, TCI effected an internal restructuring as a result of which certain assets and approximately $5.5 billion in cash were contributed to Liberty Media. On August 10, 2001, AT&T effected a split-off of Liberty Media and as a result of that transaction, Liberty Media is no longer a subsidiary of AT&T. Liberty Media derived historical consolidated financial data from its consolidated financial statements. It is important that when you read this information, you read along with it the consolidated financial statements and accompanying notes of Liberty Media incorporated by reference into this proxy statement/ prospectus. For a list of documents incorporated by reference into this proxy statement/ prospectus, see “Where You Can Find More Information,” on page 13.

	New Liberty

						Old Liberty
		December 31,
	June 30,					December 31,
	2003	2002	2001	2000	1999	1998

	(unaudited)

		amounts in millions
Summary Balance Sheet Data:
Investment in affiliates	$7,952	7,390	10,076	20,464	15,922	3,079
Investments in available-for-sale securities and other cost investments	$19,817	14,369	21,152	16,774	27,906	10,539
Total assets	$46,325	39,685	48,539	54,268	58,658	15,783
Long-term debt	$6,390	4,316	4,764	5,269	2,723	1,912
Stockholders’ equity	$26,850	24,682	30,123	34,109	38,408	8,820

	New Liberty						Old Liberty

						Ten months	Two months
	Six months ended June 30,		Years ended December 31,			ended	ended	Year ended
						December 31,	February 28,	December 31,
	2003	2002	2002	2001	2000	1999	1999	1998

	(unaudited)	(unaudited)

	amounts in millions, except per share amounts
Summary Statement of Operations Data:
Revenue	$1,005	1,023	2,084	2,059	1,526	729	235	1,359
Operating income (loss)(1)	$(36)	65	(184)	(1,127)	436	(2,214)	(158)	(431)
Share of earnings (losses) of affiliates, net(2)	$91	(244)	(453)	(4,906)	(3,485)	(904)	(66)	(1,002)
Nontemporary declines in fair value of investments	$(27)	(5,134)	(6,053)	(4,101)	(1,463)	—	—	—
Realized and unrealized gains (losses) on derivative instruments, net	$(485)	1,574	2,122	(174)	223	(153)	—	—
Gains (losses) on dispositions, net	$97	(397)	(415)	(310)	7,340	4	14	2,449
Net earnings (loss)(1)(2)	$(332)	(4,660)	(5,330)	(6,203)	1,485	(2,021)	(70)	622
Basic and diluted net earnings (loss) per common share(3)	$(0.12)	(1.80)	(2.06)	(2.40)	0.57	(0.78)	(0.03)	0.24

(1)	Effective January 1, 2002, Liberty Media adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“Statement 142”), which among other matters, provides that goodwill and other indefinite-lived assets no longer be amortized. Amortization expense for such assets aggregated $627 million, $598 million and $438 million for the years ended December 31, 2001 and 2000 and the ten months ended December 31, 1999, respectively, and was not significant in prior periods.

(2)	Included in share of losses of affiliates are other-than-temporary declines in value aggregating $148 million, $2,396 million and $1,324 million for the years ended December 31, 2002, 2001, and 2000, respectively. In addition, share of losses of affiliates includes excess basis amortization of $798 million, $1,058 million and $463 million for the years ended December 31, 2001 and 2000 and the ten months ended December 31, 1999, respectively. Pursuant to Statement 142, excess costs that are considered equity method goodwill are no longer amortized, but are evaluated for impairment under APB Opinion No. 18.

(3)	The basic and diluted net earnings (loss) per common share for periods prior to Liberty Media’s split off from AT&T is based upon 2,588 million shares of Liberty Media Series A and Series B common stock issued upon consummation of the split-off.

On Command

      The following table provides you with selected historical consolidated financial data of On Command. The financial data in the following table is derived from the consolidated financial statements of On Command. It is important that you read this information along with the consolidated financial statements and accompanying notes of On Command and the related Management’s Discussion and Analysis of Financial Condition and Results of Operations, included elsewhere in this proxy statement/ prospectus.

	Six months ended
	June 30,		Years ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(unaudited)	(unaudited)

	(amounts in thousands, except per share data)
Consolidated Statement of Operations Data:
Total revenue	$116,272	118,382	238,397	239,409	265,380	252,948	238,820
Net loss(1)	$(16,400)	(22,210)	(42,607)	(85,716)	(39,043)	(29,394)	(25,966)
Basic and diluted net loss per share	$(0.68)	(0.85)	(1.64)	(2.92)	(1.28)	(0.97)	(0.86)
Basic and diluted weighted average number of common shares outstanding	30,858	30,899	30,917	30,797	30,483	30,222	30,150

		December 31,
	June 30,
	2003	2002	2001	2000	1999	1998

	(unaudited)

	(amounts in thousands)
Consolidated Balance Sheet Data:
Total assets	$377,379	396,482	433,038	439,294	402,917	402,968
Long-term debt(2)	$28	261,946	264,761	248,465	181,758	163,013
Redeemable securities	$104,845	100,181	93,310	—	—	—
Total stockholders’ equity (deficit)	$(34,165)	(16,833)	33,234	125,057	164,147	190,005

(1)	The 2002 net loss includes impairment of cost investments of $6.1 million. The 2001 net loss includes impairment of cost investments of $19.6 million, relocation and restructuring expenses of $17.0 million and a loss on litigation settlement of $3.7 million. The 2000 net loss includes a loss on litigation settlement of $4.8 million.

(2)	Prior to June 30, 2003, On Command reached agreement with its bank lenders to postpone until October 1, 2003, a step down of the leverage ratio covenant of its bank facility. In the absence of this postponement, On Command would not have been in compliance with the leverage ratio covenant at June 30, 2003. At June 30, 2003, On Command had $265.6 million of borrowings outstanding under its bank facility, which has been classified as a current liability in On Command’s June 30, 2003 consolidated balance sheet. On September 30, 2003, On Command received an unsecured, subordinated $40 million loan from Liberty Media and used the proceeds therefrom to repay principal under the bank facility. On the same day, On Command closed the Amended and Restated Credit Agreement entered into among On Command and the lenders under its bank facility. The Amended and Restated Credit Agreement is a $235 million senior secured credit facility consisting of a $50 million revolving credit facility and a $185 million term loan facility. At September 30, 2003, On Command had an aggregate of $228.1 million of borrowings under the Amended and Restated Credit Agreement, consisting of $182.5 million of borrowings under the term loan facility and $45.6 million of borrowings under the revolving credit facility, with $4.4 million of undrawn commitments available under the revolving credit facility. For additional information regarding the subordinated loan and the Amended and Restated Credit Agreement, please see the sections entitled “The Companies Involved in the Merger — On Command — Recent Developments,” on page 23 and “Certain Related Party Transactions — Subordinated Loan,” on page 85, and for more information regarding the old bank facility and the amendments thereto, see the sections entitled “The Merger — Background of the Merger,” on page 27 and

“Management’s Discussion and Analysis of Financial Condition and Results of Operations, Six months ended June 30, 2003 and 2002,” on page F-2.

Unaudited Comparative Per Share Data

      The table below provides you with Liberty Media’s and On Command’s historical per share information as of and for the six months ended June 30, 2003 and as of and for the year ended December 31, 2002. It is important that when you read this information, you read along with it the consolidated financial statements and accompanying notes of Liberty Media incorporated by reference into this proxy statement/ prospectus. It is also important that when you read this information, you read along with it the consolidated financial statements and accompanying notes of On Command, which are included elsewhere in this proxy statement/ prospectus.

					On Command
	Liberty	On Command	Liberty Media		Pro Forma
	Media	Historical	Pro Forma		Equivalent(5)

Book value per common share as of:
June 30, 2003	$10.00	(1.11)	10.00	(1)	1.66
December 31, 2002	$9.18	(0.55)	9.18	(2)	1.52
Basic and diluted loss attributable to common shareholders per common share:
Six months ended June 30, 2003	$(0.12)	(0.68)	(0.12	)(3)	(0.02)
Year ended December 31, 2002	$(2.06)	(1.64)	(2.06	)(4)	(0.34)

(1)	The pro forma book value per share is based upon 2,475 million shares of Liberty Media Series A common stock (using a 0.166 exchange ratio) and 212 million shares of Liberty Media Series B common stock. These amounts represent the number of shares that would have been outstanding if the merger of On Command and ONCO Acquisition Co. had been completed on June 30, 2003. As described in the section entitled “The Merger Agreement — Consideration to be Received in the Merger,” on page 48, the exchange ratio is subject to certain adjustments based on the average closing price of Liberty Media Series A common stock for a specified five trading day period.

(2)	The pro forma book value per share is based upon 2,479 million shares of Liberty Media Series A common stock (using a 0.166 exchange ratio) and 212 million shares of Liberty Media Series B common stock. These amounts represent the number of shares that would have been outstanding if the merger of On Command and ONCO Acquisition Co. had been completed on December 31, 2002. As described in the section entitled “The Merger Agreement — Consideration to be Received in the Merger,” on page 48, the exchange ratio is subject to certain adjustments based on the average closing price of Liberty Media Series A common stock for a specified five trading day period.

(3)	The pro forma basic and diluted loss per share is based upon 2,689 million weighted average shares of Liberty Media Series A (using a 0.166 exchange ratio) and Series B common stock outstanding for the six months ended June 30, 2003. This amount represents the number of weighted average shares that would have been outstanding if the merger of On Command and ONCO Acquisition Co. had been completed on January 1, 2002. As described in the section entitled “The Merger Agreement — Consideration to be Received in the Merger,” on page 48, the exchange ratio is subject to certain adjustments based on the average closing price of Liberty Media Series A common stock for a specified five trading day period.

(4)	The pro forma basic and diluted loss per share is based upon 2,592 million weighted average shares of Liberty Media Series A (using a 0.166 exchange ratio) and Series B common stock outstanding for the year ended December 31, 2002. This amount represents the number of weighted average shares that would have been outstanding if the merger of On Command and ONCO Acquisition Co. had been completed on January 1, 2002. As described in the section entitled “The Merger Agreement — Consideration to be Received in the Merger,” on page 48, the exchange ratio is subject to certain adjustments based on the average closing price of Liberty Media Series A common stock for a specified five trading day period.

(5)	The On Command pro forma equivalents have been determined by multiplying the Liberty Media pro forma amounts by the exchange ratio of 0.166 of a share of Liberty Media Series A common stock for each share of On Command common stock outstanding. As described in the section entitled “The Merger Agreement — Consideration to be Received in the Merger,” on page 48, the exchange ratio is subject to certain adjustments based on the average closing price of Liberty Media Series A common stock for a specified five trading day period.

Comparative Per Share Market Price and Dividend Information

      Shares of Liberty Media Series A common stock are traded on the New York Stock Exchange. Public trading of Liberty Media Series A common stock commenced on August 10, 2001, the date of Liberty Media’s split off from AT&T, under the symbol “LMCA”. On January 2, 2002, the trading symbol for the Liberty Media Series A common stock on the New York Stock Exchange was changed to “L”. Through February 5, 2003, shares of On Command common stock were traded on the National Market System of The Nasdaq Stock Market, Inc. under the symbol “ONCO”. As of February 6, 2003, shares of On Command common stock ceased to be included on Nasdaq and became eligible for quotation on the OTC Bulletin Board under the same symbol. The OTC Bulletin Board is a regulated quotation service and is not a national securities exchange. Historically, shares of On Command common stock have had low trading volume due to a relatively low number of shares held in the public float.

      The following table sets forth, for the fiscal quarters indicated, the following:

•	the range of high and low sales prices in U.S. dollars of shares of On Command common stock on the Nasdaq National Market in 2002 and until On Command’s securities ceased to be included on the Nasdaq National Market in 2003, and the range of high and low bid prices in U.S. dollars of shares of On Command common stock on the OTC Bulletin Board after On Command’s securities ceased to be included on the Nasdaq National Market (the OTC Bulletin Board prices are interdealer prices, do not include retail markups, markdowns, or commissions and may not represent actual transactions); and

•	the range of high and low sales prices in U.S. dollars of shares of Liberty Media Series A common stock, as reported on the New York Stock Exchange Composite Transaction Tape.

			Liberty Media
	On Command		Series A
	Common Stock		Common Stock

	High	Low	High	Low

Year Ended December 31, 2002
First quarter	$8.00	2.84	15.03	11.90
Second quarter	$5.68	1.35	12.80	7.70
Third quarter	$2.00	0.45	9.60	6.16
Fourth quarter	$0.96	0.30	10.75	6.29
Year Ended December 31, 2003
First quarter (through February 5, 2003)	$0.90	0.51	10.38	9.00
(February 6 through March 31, 2003)	$1.05	0.65	10.25	8.45
Second quarter	$1.30	0.60	12.25	9.52
Third quarter	$2.05	0.65	12.27	9.86
Fourth quarter (through October 30, 2003)	$1.87	1.76	10.64	9.81

      Liberty Media’s and On Command’s fiscal year ends on December 31 of each year. Cash dividends have never been paid with respect to Liberty Media or On Command common stock. It is the current intention of Liberty Media to retain future earnings to finance operations and expand its business. Liberty Media does not anticipate paying any dividends on its common stock in the foreseeable future.

      The following table sets forth the closing bid price per share of On Command common stock as reported on the OTC Bulletin Board, and the closing price per share of Liberty Media Series A common stock as reported on the New York Stock Exchange Composite Transaction Tape, on:

•	September 9, 2003, the last full trading day prior to the public announcement of the merger; and

•	October 30, 2003, the last full trading day for which closing prices were available prior to the date of this proxy statement/ prospectus.

      The table also presents, under the heading “Equivalent Per Share Price,” an amount equal to the closing price of a share of Liberty Media Series A common stock on the applicable date multiplied by 0.166, which is the fraction of a share of Liberty Media Series A common stock to be issued in the merger for each share of On Command common stock. As described in the section entitled “The Merger Agreement — Consideration to be Received in the Merger,” on page 48, the exchange ratio is subject to certain adjustments based on the average closing price of Liberty Media Series A common stock for a specified five trading day period. These equivalent per share prices reflect the market value of the Liberty Media Series A common stock you would have received for each of your shares of On Command common stock if the merger had been completed on the specified dates and if the exchange ratio remained at 0.166 (the impact of the exchange ratio adjustments is detailed in the footnotes to the table below). Because the market price of Liberty Media Series A common stock may increase or decrease before the merger is completed, we urge you to obtain current market quotations.

		Liberty Media	Equivalent
	On Command	Series A	Per Share
Dates	Common Stock	Common Stock	Price

September 9, 2003	$0.95	$11.85	$1.97 (1)
October 30, 2003	$1.76	$10.15	$1.69 (2)

(1)	If the exchange ratio used in this calculation were to be determined under the formula set forth in the merger agreement, then based on the average closing price of Liberty Media Series A common stock for the five trading days ending on the third trading day prior to September 9, 2003 ($12.09), the exchange ratio would have remained at 0.166 if the closing had occurred on September 9, 2003.

(2)	If the exchange ratio used in this calculation were to be determined under the formula set forth in the merger agreement, then based on the average closing price of Liberty Media Series A common stock for the five trading days ending on the third trading day prior to October 30, 2003 ($9.94), the exchange ratio would have been adjusted to 0.190 if the closing had occurred on October 30, 2003, unless Liberty Media had agreed to adjust the exchange ratio to .191. Please see page 48 of this proxy statement/ prospectus for a description of On Command’s termination right and Liberty Media’s right to increase the exchange ratio in a circumstance such as this when the average closing price over the relevant period is less than $10.00 per share.

WHERE YOU CAN FIND MORE INFORMATION

      Liberty Media (File No. 000-20421) and On Command (File No. 000-21315) each file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information Liberty Media and On Command file at the Securities and Exchange Commission’s public reference room at the following location:

Public Reference Room

450 Fifth Street, N.W.
Room 1024
Washington, D.C. 20549

      Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. The Securities and Exchange Commission also maintains an internet site that contains reports, proxy statements and other information regarding Liberty Media and On Command. The address of the Securities and Exchange Commission website is www.sec.gov. Information contained on any web site referenced in this proxy statement/ prospectus is not incorporated by reference in this proxy statement/ prospectus. Liberty Media’s and On Command’s Securities and Exchange Commission filings are also available to the public from commercial document retrieval services. Liberty Media filed a registration statement on Form S-4 to register with the Securities and Exchange Commission its Series A common stock to be issued to On Command stockholders in the merger. This proxy statement/ prospectus is a part of that registration statement. As allowed by Securities and Exchange Commission rules, this proxy statement/ prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

      Securities and Exchange Commission rules allow Liberty Media to “incorporate by reference” information into this proxy statement/ prospectus, which means that we can disclose important information to you by referring you to other documents filed separately with the Securities and Exchange Commission. The information incorporated by reference is an important part of this proxy statement/ prospectus and is deemed to be a part of this proxy statement/ prospectus, except for any information superseded or modified by information contained directly in this proxy statement/ prospectus or in any subsequently filed document that also is, or is deemed to be, incorporated by reference herein. This proxy statement/ prospectus incorporates by reference the documents set forth below that have previously been filed with the Securities and Exchange Commission. These documents contain important information about Liberty Media and its financial condition.

      The following documents filed by Liberty Media are hereby incorporated by reference into this proxy statement/ prospectus:

•	Annual Report on Form 10-K for the year ended December 31, 2002, filed on March 25, 2003, as amended by Amendment No. 1 to the Annual Report on Form 10-K/A filed on April 9, 2003;

•	Quarterly Report on Form 10-Q for the three months ended March 31, 2003, filed on May 14, 2003;

•	Quarterly Report on Form 10-Q for the six months ended June 30, 2003, filed on August 13, 2003;

•	Current Reports on Form 8-K, filed on March 3, 2003, April 11, 2003, May 7, 2003, July 8, 2003, September 10, 2003, September 18, 2003 (as amended by the Form 8-K/A, filed on September 24, 2003) and September 23, 2003; and

•	The description of Liberty Media’s capital stock contained in Annex A to its Form 8-A filed under the Securities Exchange Act of 1934 on July 24, 2001, and any amendment or report filed for the purpose of updating this description.

      All documents filed by Liberty Media pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, subsequent to the date of this proxy statement/ prospectus and prior to the termination of the offering and any reoffering of the securities offered hereby are incorporated by reference into and are deemed to be a part of this proxy statement/ prospectus from the date of filing of those documents.

      You may request a copy of any and all of the documents incorporated by reference in this proxy statement/ prospectus at no cost, by writing or telephoning Liberty Media at:

Investor Relations

Liberty Media Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112
Telephone: (877) 772-1518

      To obtain timely delivery of requested documents prior to the special stockholders’ meeting, you must request the incorporated information no later than November 28, 2003, which is five business days prior to the meeting.

      This proxy statement/ prospectus incorporates by reference documents of Liberty Media that include information concerning On Command, Liberty Satellite, OpenTV Corp., and UnitedGlobalCom, Inc., among other public companies. All of these companies file reports and other information with the Securities and Exchange Commission in accordance with the requirements of the Securities Act of 1933 and the Securities Exchange Act of 1934. Information incorporated by reference into this proxy statement/ prospectus concerning those companies has been derived from the reports and other information filed by them with the Securities and Exchange Commission. Except as otherwise specifically provided for herein, those reports and other information are not incorporated by reference into this proxy statement/ prospectus. You may read and copy any reports and other information filed by those companies with the Securities and Exchange Commission as set forth above.

      You should rely only on the information contained in or incorporated by reference in this section into the proxy statement/ prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/ prospectus. This proxy statement/ prospectus is dated October 31, 2003. You should not assume that the information contained in this proxy statement/ prospectus is accurate as of any date other than that date, and neither the mailing of this proxy statement/ prospectus to stockholders nor the issuance of Liberty Media Series A common stock in the merger shall create any implication to the contrary.

      On Command has supplied all information contained in this proxy statement/ prospectus relating to On Command.

      Liberty Media has supplied all information contained or incorporated by reference in this proxy statement/ prospectus relating to Liberty Media.

      This proxy statement/ prospectus may also be used as a prospectus for the resale by affiliates of On Command of shares of Liberty Media Series A common stock acquired in the merger. Any such resale would be reflected in a supplement to this proxy statement/ prospectus or a post-effective amendment of the registration statement, as appropriate.

      If you have any questions about the proposed merger or the special meeting, please call On Command’s Investor Relations Department at (720) 873-3640.

RISK FACTORS

      If you hold your shares of On Command common stock on the date of the merger and do not properly exercise your appraisal rights, you will receive shares of Liberty Media Series A common stock and will become a stockholder of Liberty Media. An investment in our securities involves risk. You should carefully consider the following factors, as well as the other information included in this proxy statement/ prospectus and in the documents we have incorporated by reference, before deciding whether to vote in favor of the merger. Any of the following risks could have a material adverse effect on the value of our securities.

      All references in these risk factors to “we”, “us”, “our”, “our company” or similar references are to Liberty Media.

Risk Factors Relating to the Merger

The quotations for On Command’s common stock on the OTC Bulletin Board may not adequately represent the market value of such shares.

      Effective with the open of business on February 6, 2003, The Nasdaq Stock Market terminated the listing of On Command common stock on The Nasdaq National Market as a result of On Command’s failure to maintain a $1.00 per share minimum bid price for its common stock. As a result, On Command common stock became available for quotation on the OTC Bulletin Board on February 6, 2003. The OTC Bulletin Board is a regulated quotation service and is not a national securities exchange. Historically, the over-the-counter market is generally considered a less efficient market than The Nasdaq National Market and since On Command’s securities have been delisted from The Nasdaq National Market, its common stock has had low trading volume and there have been trading days where no sales of On Command common stock have occurred. Consequently, the quotations of On Command common stock on the OTC Bulletin Board may not adequately represent the market value of such shares and thus comparing the prices of our Series A common stock to On Command stock quotations on the OTC Bulletin Board may not be a reliable indicator of the relative values of such securities.

The price of our Series A common stock may be affected by factors different from those affecting the price of On Command common stock.

      If the merger is completed, you will become a holder of our Series A common stock. Our businesses are much broader than the businesses of On Command, and the results of our operations, as well as the market price of our Series A common stock, may be affected by factors different from those affecting On Command’s results of operations and the market price of On Command common stock. As a result, factors that had little or no effect on the price of On Command common stock may adversely affect the price of our Series A common stock.

Risk Factors Relating to Our Company

We depend on a limited number of potential customers for carriage of our programming services.

      The cable television and direct-to-home satellite industries are currently undergoing a period of consolidation. As a result, the number of potential buyers of our programming services and those of our business affiliates is decreasing. In this more concentrated market, there can be no assurance that our owned and affiliated program suppliers will be able to obtain carriage of their programming services by distributors on commercially reasonable terms or at all.

The liquidity and value of our interests in our business affiliates may be adversely affected by stockholder agreements and similar agreements to which we are a party.

      We own equity interests in a broad range of domestic and international video programming and communications businesses. A significant portion of the equity interests we own is held pursuant to stockholder agreements, partnership agreements and other instruments and agreements that contain provisions that affect the liquidity, and therefore the realizable value, of those interests. Most of these agreements subject the transfer of the stock, partnership or other interests constituting equity interests to consent rights or rights of first refusal of the other stockholders or partners. In certain cases, a change in control of our company or of the subsidiary holding our equity interest will give rise to rights or remedies exercisable by other stockholders or partners, such as a right to initiate or require the initiation of buy/sell procedures. Some of our subsidiaries and business affiliates are parties to loan agreements that restrict changes in ownership of the borrower without the consent of the lenders. All of these provisions will restrict our ability to sell those equity interests and may adversely affect the price at which those interests may be sold. For example, in the event buy/sell procedures are initiated at a time when we are not in a financial position to buy the initiating party’s interest, we could be forced to sell our interest at a price based upon the value established by the initiating party, and that price might be significantly less than what we might otherwise obtain.

We do not have the right to manage our business affiliates, which means we cannot cause those affiliates to operate in a manner that is favorable to us.

      We do not have the right to manage the businesses or affairs of any of our business affiliates in which we have less than a majority voting interest. Rather, our rights may take the form of representation on the board of directors or a partners’ or similar committee that supervises management or possession of veto rights over significant or extraordinary actions. The scope of our veto rights varies from agreement to agreement. Although our board representation and veto rights may enable us to exercise influence over the management or policies of an affiliate and enable us to prevent the sale of material assets by a business affiliate in which we own less than a majority voting interest or prevent it from paying dividends or making distributions to its stockholders or partners, they do not enable us to cause these actions to be taken.

Our business is subject to risks of adverse government regulation.

      Programming services, cable television systems, and satellite carriers are subject to varying degrees of regulation in the United States by the Federal Communications Commission and other entities. Such regulation and legislation are subject to the political process and have been in constant flux over the past decade. In addition, substantially every foreign country in which we have, or may in the future make, an investment regulates, in varying degrees, the distribution and content of programming services and foreign investment in programming companies and wireline and wireless cable communications, satellite and telephony services. Further material changes in the law and regulatory requirements must be anticipated, and there can be no assurance that our business and the business of our affiliates will not be adversely affected by future legislation, new regulation or deregulation.

We may make significant capital contributions and loans to our subsidiaries and business affiliates to cover their operating losses and fund their development and growth, which could limit the amount of cash available to pay our own financial obligations or to make acquisitions or investments.

      The development of video programming, communications and technology businesses involves substantial costs and capital expenditures. As a result, many of our business affiliates have incurred operating and net losses to date and are expected to continue to incur significant losses for the foreseeable future. Our results of operations include our, and our consolidated subsidiaries’, share of the net losses of affiliates. Our results of operations included net earnings (losses) attributable to affiliates of $91 million, $(244) million, $(453) million, $(4,906) million and $(3,485) million for the six months ended June 30, 2003 and 2002, and for the years ended December 31, 2002, 2001 and 2000, respectively.

      We have assisted, and may in the future assist, our subsidiaries and business affiliates in their financing activities by guaranteeing bank and other financial obligations. At June 30, 2003, we and our consolidated subsidiaries in the aggregate had guaranteed various loans, notes payable, letters of credit and other obligations of certain of our subsidiaries and business affiliates totaling approximately $966 million.

      To the extent we make loans and capital contributions to our subsidiaries and business affiliates or we are required to expend cash due to a default by a subsidiary or business affiliate of any obligation we guarantee, there will be that much less cash available to us with which to pay our own financial obligations or make acquisitions or investments.

If we fail to meet required capital calls to a subsidiary or business affiliate, we could be forced to sell our interest in that company, our interest in that company could be diluted or we could forfeit important rights.

      We are parties to stockholder and partnership agreements that provide for possible capital calls on stockholders and partners. Our failure to meet a capital call, or other commitment to provide capital or loans to a particular subsidiary or business affiliate, may have adverse consequences to us. These consequences may include, among others, the dilution of our equity interest in that company, the forfeiture of our right to vote or exercise other rights, the right of the other stockholders or partners to force us to sell our interest at less than fair value, the forced dissolution of the company to which we have made the commitment or, in some instances, a breach of contract action for damages against us. Our ability to meet capital calls or other capital or loan commitments is subject to our ability to access cash. See “We could be unable in the future to obtain cash in amounts sufficient to service our financial obligations” below.

Those of our business affiliates that operate outside of the United States are subject to numerous operational risks.

      A number of our business affiliates operate primarily in countries other than the United States. Their businesses are thus subject to the following inherent risks:

•	fluctuations in currency exchange rates;

•	longer payment cycles for sales in foreign countries that may increase the uncertainty associated with recoverable accounts;

•	difficulties in staffing and managing international operations; and

•	political unrest that may result in disruptions of services that are critical to their businesses.

The economies in many of the operating regions of our international business affiliates have recently experienced recessionary conditions, which have adversely affected the financial condition of their businesses.

      The economies in many of the operating regions of our international business affiliates have recently experienced moderate to severe recessionary conditions, including Argentina, Chile, the United Kingdom, Germany and Japan, among others, which has strained consumer and corporate spending and financial systems and financial institutions in these areas. As a result, our affiliates have experienced a reduction in consumer spending and demand for services coupled with an increase in borrowing costs, which has, in some cases, caused our affiliates to default on their own indebtedness. We cannot assure you that these economies will recover in the future or that continued economic weakness will not lead to further reductions in consumer spending or demand for services. We also cannot assure you that our affiliates in these regions will be able to obtain sufficient capital or credit to fund their operations.

We have taken significant impairment charges due to other than temporary declines in the market value of certain of our available for sale securities.

      We own equity interests in a significant number of publicly traded companies which we account for as available for sale securities. We are required by accounting principles generally accepted in the United States to determine, from time to time, whether a decline in the market value of any of those investments below our cost for that investment is other than temporary. If we determine that the decline is other than temporary, we are required to write down our cost to a new cost basis, with the amount of the write-down accounted for as a realized loss in the determination of net income for the period in which the write-down occurs. We realized losses of $27 million, $5,134 million, $6,053 million, $4,101 million and $1,463 million for the six months ended June 30, 2003 and 2002 and the years ended December 31, 2002, 2001 and 2000, respectively, due to other than temporary declines in the fair value of certain of our available for sale securities, and we may be required to realize further losses of this nature in future periods. We consider a number of factors in determining the fair value of an investment and whether any decline in an investment is other than temporary. As our assessment of fair value and any resulting impairment losses requires a high degree of judgment and includes significant estimates and assumptions, the actual amount we may eventually realize for an investment could differ materially from our assessment of the value of that investment made in an earlier period.

We could be unable in the future to obtain cash in amounts sufficient to service our financial obligations.

      Our ability to meet our financial obligations depends upon our ability to access cash. We are a holding company, and our sources of cash include our available cash balances, net cash from operating activities, dividends and interest from our investments, availability under credit facilities, monetization of our public investment portfolio and proceeds from asset sales. We cannot assure you that we will maintain significant amounts of cash, cash equivalents or marketable securities in the future.

      We obtained from Liberty Satellite net cash in the form of dividends in the amount of $8 million, $23 million and $5 million in calendar years 2002, 2001 and 2000, respectively. We did not obtain any cash from our subsidiaries during the six months ended June 30, 2003. The ability of our operating subsidiaries to pay dividends or to make other payments or advances to us depends on their individual operating results and any statutory, regulatory or contractual restrictions to which they may be or may become subject. Some of our subsidiaries are subject to loan agreements that restrict sales of assets and prohibit or limit the payment of dividends or the making of distributions, loans or advances to stockholders and partners.

      We generally do not receive cash, in the form of dividends, loans, advances or otherwise, from our business affiliates. In this regard, we do not have sufficient voting control over most of our business affiliates to cause those companies to pay dividends or make other payments or advances to their partners or stockholders, including us.

We are subject to bank credit agreements that contain restrictions on how we finance our operations and operate our business, which could impede our ability to engage in transactions that would be beneficial to us.

      Our subsidiaries are subject to significant financial and operating restrictions contained in outstanding credit facilities. These restrictions will affect, and in some cases significantly limit or prohibit, among other things, the ability of our subsidiaries to:

•	borrow more funds;

•	pay dividends or make other distributions;

•	make investments;

•	engage in transactions with affiliates; or

•	create liens.

      The restrictions contained in these credit agreements could have the following adverse effects on us, among others:

•	we could be unable to obtain additional capital in the future to:

•	fund capital expenditures or acquisitions that could improve the value of our company;

•	permit us to meet our loan and capital commitments to our business affiliates;

•	allow us to help fund the operating losses or future development of our business affiliates; or

•	allow us to conduct necessary corporate activities;

•	we could be unable to access the net cash of our subsidiaries to help meet our own financial obligations;

•	we could be unable to invest in companies in which we would otherwise invest; and

•	we could be unable to obtain lower borrowing costs that are available from secured lenders or engage in advantageous transactions that monetize our assets.

      In addition, some of the credit agreements to which our subsidiaries are parties require them to maintain financial ratios, including ratios of total debt to operating cash flow and operating cash flow to interest expense. If our subsidiaries fail to comply with the covenant restrictions contained in the credit agreements, that failure could result in a default that accelerates the maturity of the indebtedness under those agreements. Such a default could also result in indebtedness under other credit agreements and certain debt securities becoming due and payable due to the existence of cross-default or cross-acceleration provisions of these credit agreements and in the indentures governing these debt securities.

      As of June 30, 2003, the subsidiary of our company that operates the DMX Music service was not in compliance with three covenants contained in its bank loan agreement, under which it has $89 million outstanding. Although the subsidiary and the participating banks have entered into a forbearance agreement whereby the banks have agreed to forbear from exercising certain default-related remedies against the subsidiary through March 31, 2004, we cannot assure you that the subsidiary will be able to regain covenant compliance or refinance the bank loan or that the banks will not eventually seek to exercise their remedies.

Risks Relating to our Series A Common Stock

Our stock price may decline significantly because of stock market fluctuations that affect the prices of the public companies in which we have ownership interests.

      The stock market has recently experienced significant price and volume fluctuations that have affected the market prices of securities of media and other technology companies. We own equity interests in many media and technology companies. If market fluctuations cause the stock price of these companies to decline, our stock price may decline.

Our stock price has fluctuated significantly over the last year.

      During the past year, the stock market has experienced significant price and volume fluctuations that have affected the market prices of our stock. In the future, our stock price may be materially affected by, among other things:

•	actual or anticipated fluctuations in our operating results or those of the companies in which we invest;

•	potential acquisition activity by our company or the companies in which we invest;

•	issuances of debt or equity securities by us to raise capital;

•	changes in financial estimates by securities analysts regarding our company or companies in which we invest; or

•	general market conditions.

It may be difficult for a third party to acquire us, even if doing so may be beneficial to our stockholders.

      Certain provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a change in control of our company that a stockholder may consider favorable. These provisions include the following:

•	authorizing a dual class structure, which entitles the holders of our Series B common stock to ten votes per share and the holders of our Series A common stock to one vote per share;

•	authorizing the issuance of “blank check” preferred stock that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;

•	classifying our board of directors with staggered three-year terms, which may lengthen the time required to gain control of our board of directors;

•	limiting who may call special meetings of stockholders;

•	prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of the stockholders; and

•	establishing advance notice requirements for nominations of candidates for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

      Our chairman, John C. Malone, holds the power to direct the vote of approximately 44% of our outstanding voting power, including the power to direct the vote of approximately 94% of the outstanding shares of our Series B common stock. Dr. Malone holds a portion of his voting power over our Series B common stock pursuant to a stockholders agreement with the Estate of Bob Magness, the late Kim Magness, Gary Magness and certain limited liability companies controlled by Gary Magness and the Estate of Kim Magness.

      Section 203 of the Delaware corporate statute and our stock incentive plan may also discourage, delay or prevent a change in control of our company even if such change of control would be in the best interests of our stockholders.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

      Certain statements in this proxy statement/ prospectus, including documents incorporated by reference herein, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. To the extent that such statements are not recitations of historical fact, such statements constitute forward-looking statements which, by definition, involve risks, uncertainties and assumptions. When used in this proxy statement/ prospectus and in our incorporated documents, the words “believe,” “anticipate,” “intend,” “estimate,” “expect” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement of expectation or belief will result or be achieved or accomplished. Forward-looking statements include, among other things, the factors described above under the “Risk Factors” section of this proxy statement/ prospectus and the following factors that could cause actual results or events to differ materially from those anticipated:

•	general economic and business conditions and industry trends;

•	spending on domestic and foreign television advertising;

•	the regulatory and competitive environment of the industries in which we, and the entities in which we have interests, operate;

•	continued consolidation of the broadband distribution industry;

•	uncertainties inherent in new business strategies, new product launches and development plans;

•	rapid technological changes;

•	the acquisition, development and/or financing of telecommunications networks and services;

•	the development and provision of programming for new television and telecommunications technologies;

•	future financial performance, including availability, terms and deployment of capital;

•	the ability of vendors to deliver required equipment, software and services;

•	the outcome of any pending or threatened litigation;

•	availability of qualified personnel;

•	changes in, or our failure or inability to comply with, government regulations, including, without limitation, regulations of the Federal Communications Commission, and adverse outcomes from regulatory proceedings;

•	changes in the nature of key strategic relationships with partners and joint venturers;

•	competitor responses to our products and services, and the products and services of the entities in which we have interests, and the overall market acceptance of these products and services; and

•	actual or threatened terrorist attacks and ongoing military action, including armed conflict in the Middle East and other parts of the world.

      These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this proxy statement/ prospectus. We expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein, to reflect any change in our expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based.

THE COMPANIES INVOLVED IN THE MERGER

Liberty Media

      Liberty Media is a holding company which, through its ownership of interests in subsidiaries and other entities, is engaged in (i) the production, acquisition and distribution through all available formats and media of branded entertainment, educational and informational programming and software, including multimedia products, (ii) electronic retailing, direct marketing, advertising sales related to programming services, infomercials and transaction processing, (iii) international cable television distribution, telephony and programming, (iv) satellite communications, and (v) investments in wireless domestic telephony and other technology ventures. Liberty Media and its affiliated companies operate in the United States, Europe, South America and Asia with some of the world’s most recognized and respected brands, including QVC, Encore, STARZ!, Discovery, IAC/InterActiveCorp, Court TV and Sprint PCS. For more detailed information on the business of Liberty Media, please see the section entitled “Where You Can Find More Information,” on page 13 of this proxy statement/ prospectus.

On Command

      General. On Command, together with its subsidiaries, is a leading provider (in terms of revenue and number of rooms served) of in-room entertainment and information services to hotels, motels and resorts. At June 30, 2003, On Command provided in-room entertainment services to approximately 885,000 hotel rooms. Approximately 89% of On Command’s total equipped rooms at June 30, 2003 were located in the United States, with the balance located primarily in Canada and Mexico. The majority of On Command’s domestic operations are conducted through its primary subsidiary, On Command Video Corporation. A hotel, motel or resort is collectively referred to as a “hotel.” For additional information with respect to On Command, see the section entitled “Business of On Command” on page 63.

      History. On Command Corporation is a Delaware corporation formed in July 1996. At all relevant times since its formation, it has been a majority-owned subsidiary of Ascent Entertainment Group, Inc. On March 28, 2000, Liberty Media closed a cash tender offer for the common stock of Ascent Entertainment, and thereby obtained control of On Command. On June 8, 2000, Liberty Media completed a merger with Ascent Entertainment pursuant to which Ascent Entertainment became an indirect, wholly owned subsidiary of Liberty Media. As a result of the foregoing transactions, Liberty Media acquired beneficial ownership of the 17,159,207 shares of On Command common stock then held by Ascent Entertainment.

      During 2001, Ascent Entertainment purchased 2,244,155 shares of On Command’s common stock from On Command’s former Chairman of the Board and Chief Executive Officer, and Liberty Media board member, Jerome H. Kern. This transaction is described in the section entitled “Certain Related Party Transactions — Issuance of Series A Preferred Stock and Common Stock Repurchase,” on page 85 of this proxy statement/ prospectus. Also during 2001, On Command issued to Ascent Entertainment Series B Cumulative Redeemable Preferred Stock, par value $.01 per share, Series C Cumulative Redeemable Preferred Stock, par value $.01 per share, and Series D Cumulative Convertible Redeemable Preferred Stock, par value $.01 per share, in exchange for aggregate net cash proceeds of $84,926,000. The Certificate of Designation of the Series D Preferred Stock provides that, effective January 1, 2003, Ascent Entertainment is entitled to vote the Series D Preferred Stock on an as-converted basis on all matters that holders of On Command common stock are entitled to vote upon. As of September 30, 2003, the aggregate liquidation preference of the Series B, Series C and Series D preferred stock held by Ascent Entertainment was $104,669,426, reflecting the addition to initial liquidation preference of accrued dividends, in accordance with the certificates of designation of such preferred stock. As of September 30, 2003, the 60,000 shares of Series D Preferred Stock held by Ascent Entertainment were convertible at the option of Ascent Entertainment into 9,404,022 shares of On Command common stock. The Series B and Series C preferred stock of On Command are not convertible. For additional information regarding On Command’s common and preferred stock, please see the sections entitled “Comparison of Stockholder Rights,” on page 58 of this proxy statement/ prospectus and “Certain Related Party Transactions,” on page 85 of this proxy statement/ prospectus.

      In April 2002, Liberty Satellite, a majority-owned subsidiary of Liberty Media, acquired 100% of the common equity of Ascent Entertainment. During the fourth quarter of 2002 and the first quarter of 2003, Liberty Satellite acquired an additional 3,373,812 shares of On Command common stock through open market purchases. As of June 30, 2003, Liberty Satellite owned approximately 74% of the outstanding common stock of On Command, and approximately 80% of the total voting power associated with On Command’s equity securities. Accordingly, Liberty Satellite currently has the voting power to control all matters requiring majority approval of On Command’s stockholders.

      On Command has sustained losses from operations and net losses since inception and, as of June 30, 2003, reported an accumulated deficit of approximately $302,177,000.

      Recent Developments. On September 30, 2003, On Command received a $40 million unsecured subordinated loan from Liberty Media, the proceeds of which were used to repay a portion of the outstanding principal amount of loans under On Command’s then existing bank credit facility (the “Original Revolving Credit Facility”). Concurrently On Command closed on an Amended and Restated Credit Agreement that replaced the Original Revolving Credit Facility (the “Amended and Restated Credit Agreement”). The Original Revolving Credit Facility provided for aggregate borrowings of $275 million, of which $265.6 million had been drawn prior to September 30, 2003, and was due and payable in July 2004.

      The Amended and Restated Credit Agreement provides for a $235 million senior secured credit facility, consisting of a $50 million revolving credit facility and a $185 million term loan facility. The term loan is subject to scheduled quarterly amortizations of principal, of which the first payment of $2.5 million was made on September 30, 2003. Both the revolving loan and term loan facilities mature on December 31, 2007. Loans under the Amended and Restated Credit Agreement can be extended as either “ABR” loans or “Eurodollar” loans. ABR loans bear interest at the per annum rate equal to the greater of (1) the prime rate and (2) the federal funds rate plus 0.5%, plus, in each case, a spread of between 0.125% and 2.5% depending on On Command’s leverage ratio (6.5% effective borrowing rate at September 30, 2003). As of September 30, 2003, there were no “ABR” loans outstanding. Eurodollar loans bear interest at the London interbank offered rate for U.S. dollar deposits plus a spread of between 1.125% and 3.5% depending on On Command’s leverage ratio (4.64% effective borrowing rate at September 30, 2003). In addition, a facility fee ranging from 0.375% to 0.5% per annum is charged on the revolving credit facility depending on On Command’s leverage ratio. The Amended and Restated Credit Agreement contains customary covenants and agreements, including restrictions on On Command’s ability to pay dividends or make other distributions and covenants to maintain leverage ratios and interest coverage ratios. Substantially all of On Command’s assets are pledged as collateral for borrowings under the Amended and Restated Credit Agreement. At September 30, 2003, On Command had an aggregate of $228.1 million of borrowings under the Amended and Restated Credit Agreement, consisting of $182.5 million of borrowings under the term loan facility and $45.6 million of borrowings under the revolving credit facility, with $4.4 million of undrawn commitments available under the revolving credit facility.

      The $40 million loan made by Liberty Media is unsecured, bears interest at the rate of 10% per annum and matures on the later of December 31, 2008 and the date that is one year after the maturity date of the Amended and Restated Credit Agreement, as it may be amended, supplemented or otherwise modified from time to time. Pursuant to a subordination agreement between On Command and Liberty Media entered into on September 30, 2003, On Command’s obligations with respect to the $40 million loan are subordinated to its obligations to the lenders under the Amended and Restated Credit Agreement and no payments of principal or interest on such loan may be made until all obligations under the Amended and Restated Credit Agreement are indefeasibly paid in full. For additional information see the sections entitled “The Merger — Background of the Merger” on page 27 and “Certain Related Party Transactions — Subordinated Loan” on page 85.

THE SPECIAL MEETING

General

      This proxy statement/ prospectus is first being mailed, on or about November 4, 2003, to all persons who were On Command stockholders of record on October 24, 2003.

      On Command stockholders are being provided with a notice of special meeting and a form of proxy card that is solicited by On Command’s board of directors for use at the special meeting of On Command stockholders and at any adjournments or postponements of that meeting.

      At the special meeting, On Command stockholders will consider and vote upon a proposal to approve the merger agreement, dated as of September 9, 2003, among On Command, Liberty Media and ONCO Acquisition Co., a controlled subsidiary of Liberty Media, pursuant to which Liberty Media would acquire all of the shares of On Command common stock that are not already beneficially owned by Liberty Media and its subsidiaries, including Liberty Satellite.

      The special meeting of On Command stockholders will be held at the following time and place:

December 5, 2003

9:00 a.m., local time
On Command Corporate Headquarters
4610 South Ulster Street, 6th Floor
Denver, Colorado 80237

Proxies

      On Command stockholders may vote their shares by completing, signing, dating and returning the enclosed proxy card solicited by On Command’s board of directors if they are unable to attend the special meeting in person or wish to have their shares of On Command common stock voted by proxy even if they do attend the meeting.

      An On Command stockholder may revoke any proxy given in connection with this solicitation by:

•	Delivering a written notice revoking the proxy prior to the taking of the vote at the special meeting;

•	Delivering a duly executed proxy relating to the same shares bearing a later date; or

•	Attending the meeting and voting in person (however, attendance at the special meeting without voting at the meeting will not in and of itself constitute a revocation of a proxy).

      On Command stockholders should address all written notices of revocation and other communications with respect to the revocation of proxies to the following:

On Command Corporation

Attention: Corporate Secretary
4610 South Ulster Street, 6th Floor
Denver, Colorado 80237

      For a notice of revocation or later proxy to be valid, however, On Command must actually receive it prior to the vote of On Command stockholders at the special meeting. All shares of On Command common stock represented by valid proxies received through this solicitation and not revoked prior to their exercise will be voted (or not voted) in accordance with the voting instructions specified on the proxy card. If no specification is made on the proxy card, shares of On Command common stock represented by valid proxies received and not revoked prior to their exercise will be voted for the adoption of the merger agreement and the approval of the merger and in the best judgment of the proxy holder as to any other matters that properly may come before the special meeting.

      On Command is currently unaware of any other matters that may be presented for action at the special meeting. If other matters do properly come before the special meeting, including, among other things, consideration of a motion to adjourn the special meeting to another time and/or place, then shares of On Command common stock represented by proxies will be voted (or not voted) by the persons named in the proxies in their best judgment.

      Stockholders should not send in any stock certificates with their proxy cards.

Record Date; Stockholders Entitled to Vote

      On Command’s board of directors has fixed the close of business on October 24, 2003 as the record date for the determination of On Command stockholders entitled to receive notice of and to vote at On Command’s special meeting of stockholders. Accordingly, only On Command stockholders of record at the close of business on October 24, 2003 will be entitled to notice of and to vote at the special meeting.

      At the close of business on On Command’s record date, there were 30,822,340 shares of On Command common stock entitled to vote at the special meeting held by approximately 349 holders of record. In addition, on the record date, there were 13,500 shares of On Command Series A preferred stock entitled to vote at the special meeting held by one holder of record and there were 60,000 shares of On Command Series D preferred stock entitled to vote at the special meeting, all of which are held by a wholly-owned subsidiary of Liberty Satellite. The Series A and D preferred stock, which are convertible into On Command common stock, are entitled to vote together with On Command common stockholders on all matters submitted to the On Command common stockholders, with holders of the Series A and D preferred stock to have the number of votes that they would have if all of the Series A and D preferred stock had been converted into common stock. On the record date, the Series A preferred stock was convertible into 1,350,000 shares of On Command common stock and the Series D preferred stock was convertible into 9,404,023 shares of On Command common stock.

Quorum; Voting Rights and Vote Required

      The presence, in person or by proxy, of a majority of the total voting power of the outstanding shares of stock entitled to vote at the On Command special meeting is necessary to constitute a quorum.

      Each share of On Command common stock outstanding on On Command’s record date entitles its holder to one vote as to the approval of the merger agreement and the merger or any other proposal that may properly come before the special meeting.

      For purposes of determining the presence or absence of a quorum for the transaction of business, On Command will count shares of On Command common stock present in person at the special meeting but not voting, and shares of On Command common stock for which it has received proxies but with respect to which holders of these shares have abstained, as present at the special meeting. Abstentions are counted as present at the On Command special meeting for purposes of determining whether a quorum exists, but will have the effect of a vote against the proposal to adopt the merger agreement and approve the merger.

      If your shares are registered in the name of a broker or other “street name” nominee, your votes will only be counted as to those matters actually voted. If you do not provide voting instructions (commonly referred to as “broker non-votes”), your shares will be counted for purposes of determining the presence or absence of a quorum for the transaction of business, but will not be voted in favor of the proposal to adopt the merger agreement and approve the merger. As with abstentions, broker non-votes will also have the effect of a vote against the proposal to adopt the merger agreement and approve the merger.

      Under Delaware law, adoption of the merger agreement and approval of the merger requires the affirmative vote of the holders of a majority of all votes entitled to be cast at the special meeting. Liberty Satellite is the beneficial owner of 32,182,075 shares of On Command common stock (which includes 9,404,023 shares issuable upon conversion of On Command Series D preferred stock), which shares represent approximately 80% of the total voting power of On Command stockholders entitled to vote at the special meeting. The Liberty Satellite board of directors has authorized Liberty Satellite to vote its shares of On

Command common and preferred stock for the adoption of the merger agreement and approval of the merger, which would assure that a quorum would be present and the merger would be approved at the special meeting without any action on the part of any other holder of On Command common stock. Liberty Media owns approximately 87% of Liberty Satellite’s outstanding common stock, and approximately 98% of the total voting power associated with Liberty Satellite’s equity securities. Accordingly, it is expected that the merger agreement will be adopted and the merger will be approved at the special meeting. Liberty Satellite is not subject to any binding agreement to vote in favor of the merger proposal, and there can be no assurance that the board of directors of Liberty Satellite will not revoke such authorization prior to the special meeting. However, in the merger agreement, in its capacity as beneficial owner of On Command stock, Liberty Media agreed to use commercially reasonable efforts to cause On Command stock beneficially owned by Liberty Media (which would include the shares owned by Liberty Satellite) to be voted in favor of the adoption of the merger agreement at the special meeting.

      As of the record date, the directors and executive officers of On Command owned 3,200 shares of On Command common stock and no shares of On Command preferred stock, and held exercisable options to acquire 430,000 shares of On Command common stock.

Expenses; Solicitation of Proxies

      Pursuant to the merger agreement, costs and expenses incurred in connection with the printing and mailing of this proxy statement/ prospectus will be paid 50% by Liberty Media and 50% by On Command. In addition to solicitation by mail, proxies may be solicited by directors, officers and employees of On Command in person or by telephone, telegram or other means of communication. These directors, officers and employees will receive no additional compensation for these services, but may be reimbursed for reasonable out-of-pocket expenses in connection with any solicitations. Brokerage firms, banks, nominees, fiduciaries and other custodians will be requested to forward proxy solicitation materials to the beneficial owners of shares held of record by them, and will be reimbursed for the reasonable expenses incurred by them in connection therewith.

Voting of Shares held by Brokerage Firm or Other Nominee

      If your shares of On Command common stock are held in the name of a brokerage firm, bank nominee or other institution, only it can sign a proxy card with respect to your shares of On Command common stock. Accordingly, please contact the person responsible for your account and give instructions for a proxy card to be signed representing your shares of On Command common stock.

THE MERGER

General

      The merger agreement provides for the acquisition by Liberty Media of all shares of On Command common stock not owned by Liberty Media and certain subsidiaries, including Liberty Satellite, through the merger of ONCO Acquisition Co., a controlled subsidiary of Liberty Media, with and into On Command, which will be the surviving corporation.

      In the merger, each outstanding share of On Command common stock will be converted into 0.166 of a share of Liberty Media Series A common stock (except for any shares for which appraisal rights are exercised and except for those shares owned by ONCO Acquisition Co., Liberty Satellite, Liberty Media and their respective wholly-owned subsidiaries), subject to the adjustment described in the section entitled “The Merger Agreement — Consideration to be Received in the Merger,” on page 48. If the number of shares of Liberty Media Series A common stock that you would receive in the merger includes a fraction of a share of Liberty Media Series A common stock, Liberty Media will instead pay you an equivalent cash amount, as described below, rather than give you a fractional share of Liberty Media Series A common stock.

      This proxy statement/ prospectus also constitutes a prospectus of Liberty Media, which forms a part of the registration statement on Form S-4 filed by Liberty Media with the Securities and Exchange Commission under the Securities Act of 1933 in order to register the shares of Liberty Media Series A common stock to be issued to On Command’s stockholders in the merger. The total number of shares of Liberty Media Series A common stock to be issued in the merger, based on the number of shares of On Command common stock outstanding on September 30, 2003, is approximately 1,335,331 (this amount is subject to change based on the adjustment to the merger exchange ratio described in the section entitled “The Merger Agreement — Consideration to be Received in the Merger,” on page 48). Up to 699,889 additional shares of Liberty Media Series A common stock included in this registration statement will be reserved for issuance upon the exercise of options and vesting of restricted stock awards for On Command common stock and upon the conversion of On Command Series A preferred stock outstanding on the effective date of the merger or upon the conversion in the merger of any shares of On Command common stock issued upon any exercise of these outstanding options, vesting of these restricted stock awards or conversion of this outstanding preferred stock prior to the effective date of the merger.

      To the extent that any quoted prices for On Command common stock referred to in this proxy statement/prospectus reflect the closing or last reported bid price or closing or last reported sale price, as the case may be, of On Command common stock as of a given trading day, such bid may have been posted, or such sale may have occurred one or more trading days prior to the trading day referred to in instances where there were no sales of On Command common stock during such trading day.

Background of the Merger

      During the first half of August, 2002, On Command management approached Liberty Media to propose that Liberty Media, or an affiliate, make an additional $25 million cash equity investment in On Command. On Command proposed to use the proceeds of such investment to pay down a portion of On Command’s bank debt, so as to enable On Command to comply with certain financial covenants under its Original Revolving Credit Facility. However, Liberty Media advised On Command in response to such proposal that it was not then interested in making such an investment.

      On August 16, 2002, On Command was notified by The Nasdaq Stock Market that On Command was out of compliance with Nasdaq’s minimum stockholder equity requirement for continued inclusion on the Nasdaq National Market. On Command then approached Liberty Media with the alternative proposal that Liberty Media’s affiliate convert or exchange all or a portion of its existing Series B and Series C preferred stock investment in On Command into common stock, or another voting security that would be treated as equity capital for purposes of Nasdaq’s stockholder equity requirements.

      On Command and Liberty Media subsequently began negotiations regarding such a possible conversion or exchange, which continued periodically over the next five and one-half months. During such negotiations the parties discussed: various exchange rates; different valuation methods for the Series B and Series C preferred stock; the possible concurrent modification of the Series D preferred stock held by Liberty Media’s affiliate to permit payment of dividends in shares of On Command common stock; possible additional equity investments to be made concurrently with, or in lieu of, such a conversion or exchange; and the potential benefits to Liberty Media, if such transaction enabled Liberty Media to consolidate On Command for U.S. federal income tax purposes. However, such negotiations did not result in an agreement between On Command and Liberty Media regarding any such potential transaction.

      On February 4, 2003, On Command received notification that its securities would be delisted from the Nasdaq National Market effective February 6, 2003. Subsequently, there were no further negotiations between Liberty Media and On Command regarding an exchange transaction or modification of preferred stock.

      On March 28, 2003, On Command and its bank lenders amended On Command’s Original Revolving Credit Facility to postpone until June 30, 2003 the step down of the leverage ratio covenant of the Original Revolving Credit Facility from 4.25 to 3.50. In the absence of this postponement, On Command would not have been in compliance with the leverage ratio covenant at March 31, 2003. Simultaneously, On Command and its bank lenders negotiated an Amended and Restated Credit Agreement, which would replace the Original Revolving Credit Facility. The form of the Amended and Restated Credit Agreement was agreed upon by March 28, 2003, but the agreement was not fully executed until April 17, 2003. The effectiveness of the Amended and Restated Credit Agreement was contingent upon the contribution of $40 million by Liberty Media or one of its subsidiaries to On Command to be used to repay principal due, and permanently reduce lender commitments, pursuant to the Amended and Restated Credit Agreement. However, Liberty Media had no obligation to make any contribution to On Command, and On Command had no assurance that any such contribution would be made or, if made, what the form or terms would be. If it did not become effective earlier, and if it was not otherwise amended, the Amended and Restated Credit Agreement was scheduled to terminate on June 30, 2003.

      On March 31, 2003, Liberty Media sent a letter to the board of directors of On Command expressing interest in a potential business combination with On Command pursuant to which the holders of On Command common stock (other than Liberty Media and its subsidiaries) would receive 0.0787 of a share of Liberty Media Series A common stock for each share of On Command common stock. The proposed exchange ratio was based on a valuation of $0.77 per share of On Command common stock.

      On April 2, 2003, the board of directors of On Command met by conference telephone to discuss the merger proposal contained in the March 31, 2003 letter from Liberty Media. Because Liberty Satellite, a subsidiary of Liberty Media, is the beneficial owner of approximately 74% of On Command’s outstanding common stock, and directors and executive officers of Liberty Media and its affiliates constitute a majority of the On Command board of directors and may thus have an interest in the consummation of the proposed merger that conflicts with the interests of On Command and its other stockholders, the board of directors of On Command authorized the creation of a special committee of the board composed of two directors, Mr. Mark K. Hammond and Mr. J. David Wargo, neither of whom is an officer or employee of Liberty Media or any of its affiliates. The board of directors of On Command delegated to the special committee the responsibility and authority to negotiate the terms of a possible business combination with Liberty Media on behalf of On Command, if the special committee determined that such a business combination was in the best interests of the stockholders of On Command, and authorized the special committee to engage independent legal counsel and an independent financial advisor. In consideration of the anticipated time requirements and commitments required of the members of the special committee, the On Command board of directors authorized a fee of $60,000 for each member together with reimbursement of the members’ out-of-pocket expenses as compensation for their service on the special committee. On April 2, 2003, On Command publicly announced the Liberty Media proposal and the formation of the special committee.

      Shortly after On Command’s announcement on April 2, 2003 of Liberty Media’s initial merger proposal, a putative class action lawsuit was filed on behalf of On Command’s stockholders in the Court of Chancery of the State of Delaware against Liberty Media, On Command and members of the board of directors and certain officers of On Command. The complaint alleged various breaches of fiduciary duty and other claims in connection with the proposed merger and sought preliminary and permanent injunctive relief, and if the merger was consummated, rescission and damages.

      After interviewing candidates, on April 7, 2003 the special committee retained Patterson, Belknap, Webb & Tyler LLP as its counsel. During a conference telephone call among the special committee and Patterson, Belknap on April 7, 2003, Mr. Hammond and Mr. Wargo discussed with Patterson, Belknap the standards of independence and fiduciary duty that each member of the special committee was required to satisfy and the process for evaluating the merger proposal from Liberty Media and determined, after a discussion of the directors’ equity holdings and business relationships, that neither of the directors had any relationships that would compromise their ability to objectively evaluate the proposal and vigorously negotiate the transactions contemplated by the proposal. The special committee also discussed with its legal advisors the process by which independent financial advisors to the special committee should be selected and retained.

      On April 8 and 9, 2003, Mr. Hammond and Mr. Wargo met with representatives of several investment banks that had been invited by the special committee to make presentations regarding their qualifications to serve as financial advisor to the special committee and to render an opinion regarding fairness. Following telephone meetings of the special committee held on April 10 and 15, 2003, during which Mr. Hammond and Mr. Wargo discussed the relative merits of the candidate firms they had interviewed to serve as financial advisor to the special committee, they selected Credit Suisse First Boston LLC, primarily based on its experience, reputation and familiarity with On Command’s business and the business of Liberty Media. During this period, the special committee, with the assistance of Patterson, Belknap, negotiated an engagement letter with Credit Suisse First Boston.

      On April 21, 2003, the special committee met by conference telephone with Ms. Beth Chartoff, Director of Credit Suisse First Boston, to discuss the financial and other due diligence information regarding On Command and Liberty Media that would be required for the special committee to evaluate the Liberty Media merger proposal and the process and timing of collecting and analyzing this information. On May 8, 2003, the engagement letter retaining Credit Suisse First Boston to act as financial advisor to the special committee was executed and the special committee met by conference telephone with Ms. Chartoff to continue these discussions and to schedule a meeting of the special committee, representatives of Credit Suisse First Boston and On Command management for the purpose of gathering this information.

      On May 14, 2003, Mr. Hammond, Mr. Wargo and representatives of Credit Suisse First Boston met with Christopher Sophinos, the President and Chief Executive Officer of On Command, Bernard G. Dvorak, the Senior Vice President, Chief Financial Officer and Treasurer of On Command, and other members of On Command management at the offices of On Command in Denver, Colorado. Mr. Hammond participated in this meeting by conference telephone. During this meeting, On Command management delivered to the special committee and Credit Suisse First Boston a binder of written material containing financial and other due diligence information regarding On Command, and discussed with the special committee and Credit Suisse First Boston certain financial and other information regarding On Command, including management’s then current five-year financial projections for On Command and the material assumptions underlying these projections (the “Initial Projections”). The Initial Projections had first been prepared by On Command management in January 2003, and had previously been included in materials provided to the board of directors of On Command in connection with the board’s meeting on February 20, 2003. However, the On Command board did not deliberate regarding such projections or vote to approve or reject them.

      On May 21, 2003, the special committee met by conference telephone with representatives of Credit Suisse First Boston to discuss the Initial Projections, other information regarding On Command collected by Credit Suisse First Boston and a preliminary range of valuations for On Command. Such preliminary range of valuations was developed by the special committee with the assistance of Credit Suisse First Boston, based upon the Initial Projections and other information provided by On Command, as well as a range of possible discount rates and other assumptions. On the basis of these discussions, the special committee decided to contact Liberty Media with a view to obtaining a higher exchange ratio than the 0.0787 contained in the Liberty Media merger proposal. To that end, on May 23, 2003, Patterson Belknap wrote a letter to Elizabeth M. Markowski, Esq., in her capacity as Senior Vice President of Liberty Media, outlining the position of the special committee regarding the proposed 0.0787 exchange ratio and certain structural aspects of the Liberty Media merger proposal, including a request that any merger transaction negotiated between the special committee and Liberty Media be subject to approval by a majority of the disinterested shares of On Command. Ms. Markowski subsequently advised Patterson Belknap that Liberty Media would not be willing to make a merger transaction subject to approval by a majority of the disinterested shares. In addition to her role as an officer of Liberty Media, Ms. Markowski is also an Assistant Secretary of On Command.

      On May 30, 2003, the special committee met by conference telephone with representatives of Credit Suisse First Boston. During this meeting, Mr. Hammond, Mr. Wargo and Credit Suisse First Boston discussed a preliminary financial analysis of the proposed 0.0787 exchange ratio, which indicated that the proposed 0.0787 exchange ratio was below the range of valuations for On Command the special committee deemed acceptable on the basis of a discounted cash flow analysis of the Initial Projections, and other factors. On the basis of the discussions at this meeting, the special committee decided to schedule another meeting of the special committee with On Command management.

      On June 3, 2003, Mr. Wargo met with Mr. Sophinos and Mr. Dvorak of On Command at the offices of On Command in Denver, Colorado. Mr. Hammond participated in this meeting by conference telephone. At this meeting, the participants discussed the Initial Projections and other materials provided at the May 14 meeting.

      On June 11, 2003, Mr. Wargo received a telephone call from John A. Orr, Vice President of Liberty Media, in response to the May 23, 2003 letter from Patterson Belknap to Ms. Markowski. During this call, Mr. Orr indicated his interest in beginning the negotiations on the proposed merger terms.

      On June 12, 2003, Mr. Hammond and Mr. Wargo met by telephone and discussed Mr. Wargo’s June 11, 2003 telephone call with Mr. Orr. Later that day, they met by conference telephone with representatives of Credit Suisse First Boston and discussed the special committee’s preliminary financial analysis of the proposed 0.0787 exchange ratio, the material assumptions underlying the Initial Projections and various negotiation strategies.

      On June 13, 2003, Mr. Hammond and Mr. Wargo met with Mr. Orr by conference telephone and discussed the Initial Projections and the material assumptions underlying the Initial Projections. Mr. Orr expressed that although he had confidence in the existing On Command management team, On Command’s Initial Projections were well in excess of its historical growth and margin performance. Mr. Orr stated that the special committee, in examining the Initial Projections, should consider an appropriate risk adjustment to the Initial Projections (through the discount rate) for the current market conditions and the past performance of the business. Mr. Orr also suggested that the special committee should be considering the trading level of market comparables like LodgeNet Entertainment Corporation.

      On June 17, 2003, Mr. Wargo and representatives of Credit Suisse First Boston were connected by conference telephone to a meeting held at the offices of Liberty Media in Englewood, Colorado, at the request of the special committee, among Mr. Orr of Liberty Media and Mr. Sophinos and Mr. Dvorak of On Command. The special committee had requested that Mr. Orr meet with On Command management to receive a briefing on the Initial Projections. Mr. Wargo monitored but did not otherwise participate in any aspect of the meeting. During this meeting Mr. Orr, Mr. Sophinos and Mr. Dvorak discussed the Initial Projections and the material assumptions underlying these projections. Mr. Sophinos and Mr. Dvorak noted that On Command’s financial performance over the first quarter of 2003, and preliminary indications for April and May, were below forecast. Mr. Orr suggested that the special committee should talk to On Command management and compare the 2003 year-to-date financial results against the Initial Projections. Mr. Orr also expressed concerns about the status of certain potential breaches of covenants contained in On Command’s existing bank facility.

      On June 19, 2003, the On Command board of directors met by conference telephone to review and discuss the status of On Command’s Original Revolving Credit Facility. The board discussed the scheduled step-down, on June 30, 2003, of the leverage ratio under such facility, noting that On Command would not be in compliance with such ratio if the step-down occurred. Following such discussion, On Command’s board authorized management to enter into an amendment to postpone the leverage covenant step-down until September 30, 2003, and to extend from June 30, 2003 to September 30, 2003 the deadline for closing the Amended and Restated Credit Agreement.

      On June 20, 2003, Mr. Hammond and Mr. Wargo met with Mr. Orr at the offices of Liberty Media in Englewood, Colorado to discuss the 0.0787 exchange ratio proposed by Liberty Media. At this meeting, Mr. Hammond and Mr. Wargo continued to negotiate for an increase in the 0.0787 exchange ratio. In support of their position they referred to the range of valuations for On Command developed by the special committee with the assistance of Credit Suisse First Boston on the basis of the Initial Projections. Mr. Orr declined to increase the exchange ratio and reiterated the concerns he raised at the June 13 and June 17 meetings about the validity of certain material assumptions regarding the business performance of On Command on which the Initial Projections were based and about the appropriate risk adjustment (through the discount rate) used in connection with the Initial Projections. Mr. Orr also argued that Liberty Media’s Series A common stock was undervalued at such time, and should accordingly be an attractive currency to On Command’s public stockholders. The discussions between the special committee and Mr. Orr regarding the exchange ratio continued during a conference telephone call held on June 23, 2003. At this point, Mr. Orr informed the special committee that in order to facilitate the continued progress of the negotiations, Liberty Media needed a specific counterproposal from the special committee on the exchange ratio.

      On June 23, 2003, Mr. Hammond and Mr. Wargo called Mr. Orr to inform him that the special committee’s counterproposal on the exchange ratio was for an implied value of On Command common stock of $3.00 (an exchange ratio of approximately 0.2693 based on the closing price of Liberty Media’s Series A common stock on June 23, 2003).

      On June 24, 2003, Mr. Orr called Mr. Wargo to inform the special committee that Liberty Media was prepared to increase the exchange ratio to 0.1600 (an implied value of $1.80 per share of On Command common stock based on the closing price of Liberty Media’s Series A common stock on June 24, 2003). Later that day, Mr. Hammond and Mr. Wargo called Mr. Orr to inform him that Credit Suisse First Boston would have difficulty getting a fairness opinion on that exchange ratio.

      On June 27, 2003, On Command entered into an amendment to its Original Revolving Credit Facility to postpone until October 1, 2003 the step-down of the leverage ratio covenant of the Original Revolving Credit Facility from 4.25 to 3.50. On this date, an amendment was also made to the Amended and Restated Credit Agreement to provide that if it did not become effective earlier, and if it was not otherwise amended, the Amended and Restated Credit Agreement would terminate on September 30, 2003 (instead of June 30, 2003).

      On July 2, 2003, Mr. Wargo and representatives of Credit Suisse First Boston met by conference telephone with Mr. Sophinos, Mr. Dvorak and other members of On Command management and received a presentation from management regarding the 2003 year-to-date financial performance of On Command. During this presentation On Command management confirmed, on the basis of On Command’s regular quarterly review of actual to projected financial results, that On Command’s actual 2003 year-to-date financial performance was substantially below the projected performance for 2003 contained in the Initial Projections, primarily as a result of reductions in the mid-week hotel occupancy rates and buy rates for certain products and programming for April and May 2003 compared to forecasted rates. Mr. Wargo and the representatives of Credit Suisse First Boston discussed these reductions with On Command management, and management delivered to the special committee and Credit Suisse First Boston a written copy of its reforecast of 2003 financial performance, which envisioned revenues and earnings before interest expense, taxes, depreciation and amortization, or EBITDA, for 2003 lower than in the Initial Projections as a result of reductions in such assumed buy and occupancy rates.

      Following the July 2, 2003 meeting, Credit Suisse First Boston revised the five-year financial model for On Command, to reflect the decline in 2003 expected financial results and changes in assumptions relating to occupancy, buy rates and other factors over the five-year period, as advised by On Command management (the “July Model”). Credit Suisse First Boston subsequently reviewed and discussed the July Model with On Command management, who confirmed that such changes were reasonable. Thereafter, the special committee revised its preliminary financial analysis of the proposed 0.1600 exchange ratio to reflect the July Model, including a range of valuations for On Command developed by the special committee with the assistance of Credit Suisse First Boston on the basis of the July Model. On the basis of such revised preliminary financial analysis, the special committee determined that the 0.1600 exchange ratio was below the range of valuations for On Command deemed acceptable by the special committee on the basis of the July Model.

      On July 7, 2003, July 8, 2003, July 9, 2003 and July 10, 2003, Mr. Hammond, Mr. Wargo and Mr. Orr of Liberty Media met by conference telephone. During these calls Mr. Hammond and Mr. Wargo negotiated for an increase in the 0.1600 exchange ratio. In support of their position they referred to the range of valuations for On Command developed by the special committee with the assistance of Credit Suisse First Boston on the basis of the July Model. Mr. Orr declined to increase the exchange ratio beyond the previously proposed exchange ratio of 0.1600.

      On July 15, 2003, Mr. Hammond and Mr. Wargo met by conference telephone with representatives of Credit Suisse First Boston and discussed the 0.1600 exchange ratio proposed by Mr. Orr. On the basis of the discussions at this meeting regarding the range of valuations of On Command developed by the special committee with the assistance of Credit Suisse First Boston on the basis of the July Model, the special committee decided to contact Liberty Media with a view to obtaining a higher exchange ratio than the 0.1600 proposed by Mr. Orr. Later that day, Mr. Wargo had a telephone call with Mr. Orr regarding the 0.1600 exchange ratio. This discussion was continued during a telephone call between Mr. Wargo and Mr. Orr on July 16, 2003. During these calls, Mr. Wargo continued to negotiate for an increase in the 0.1600 exchange ratio and Mr. Orr declined to increase the proposed exchange ratio.

      On July 21, 2003, the On Command board of directors met by conference telephone to review and discuss the special committee’s activities. Also present at the invitation of the board were Mr. Dvorak, Ms. Strauss, Ms. Markowski (for portions of the meeting) and outside counsel to On Command. The special committee reported on the progress of its negotiations with Liberty Media leading to the increase in the proposed exchange ratio from 0.0787 to 0.1600 and its preliminary financial analysis of the proposed 0.1600 exchange ratio as being below the range of valuations for On Command deemed acceptable by the special committee on the basis of the July Model. The board also discussed the pace of negotiations between the special committee and Liberty Media.

      During the July 21 board meeting, Mr. Dvorak noted that On Command had entered into the Amended and Restated Credit Agreement with its lenders, but that the effectiveness of such amendment was contingent upon the receipt of a $40 million capital infusion, on terms subordinated to the bank facility, to be used to repay principal due and permanently reduce lender commitments under the facility. Mr. Dvorak noted that On Command did not have a commitment from Liberty Media or any other party to fund the $40 million required repayment. Members of On Command’s board asked the special committee the extent, if any, to which the special committee took into consideration the status of On Command’s bank credit facility in connection with the work of the committee. The members of the committee noted that On Command’s leverage, credit history and capital and liquidity requirements were reflected in On Command’s projected cost of capital, which was a factor in the July Model.

      The On Command board of directors then discussed On Command’s bank credit facility and various alternatives for raising the $40 million required for the effectiveness of the Amended and Restated Credit Agreement, including the possibility of an institutional high-yield debt offering, a mezzanine financing, or a rights offering of common stock. Mr. Dvorak noted that, on the basis of informal indications provided to him by Credit Suisse First Boston and other investment banking contacts, and his review of publicly available information regarding other recent financings, On Command could reasonably hope to raise about $200 million through the institutional high-yield market at an interest rate of 9% to 10% per year, for an eight to ten year term. On Command would then have to refinance the remaining $66 million of its current bank debt. Such a strategy would add at least $10 million in interest charges to On Command’s annual cash expenditures. Mr. Dvorak also noted that On Command might be able to raise $40 million in mezzanine financing, with a five to ten year balloon term, at an annual total borrowing cost of 17% to 20% per year, including a current-pay coupon in the range of 12% per year, plus warrant coverage, deferred interest or other non-cash compensation. However, this would require an amendment under the Amended and Restated Credit Agreement to, among other things, permit On Command to make cash interest payments. Following a discussion of such indicative financing terms, the directors briefly discussed some of the variables involved in structuring a possible rights offering, including: the potential price range of such an offering; the degree of dilution that would be suffered by any non-participating holders; the liquidity of any secondary market for rights, given the low trading volume of On Command common stock on the over-the-counter market; whether or not On Command would seek to have Liberty Satellite or a financial institution provide a stand-by commitment with respect to any such offering; and the cost of any such stand-by commitment to On Command. Following such discussions, a consensus was reached that the special committee should continue to negotiate with Liberty Media, to see if agreement could be reached on a transaction between On Command and Liberty Media that was acceptable to the special committee, with the understanding that, if no such agreement between On Command and Liberty Media could be reached, the directors would continue to explore one or more of the alternatives discussed at the meeting for funding the $40 million payment required under the bank credit facility or refinancing such bank credit facility.

      At the conclusion of this meeting, the special committee decided to schedule another meeting with On Command management and representatives of Liberty Media to discuss the July Model and the material assumptions on which they were based.

      On July 23, 2003, the special committee met by conference telephone with representatives of Credit Suisse First Boston, Mr. Sophinos, Mr. Dvorak and On Command directors Gary S. Howard, Paul L. Gould and Kenneth G. Carroll. Ms. Strauss and Ms. Markowski were also present, as was On Command’s outside counsel. At this meeting, the board members, committee members and representatives of Credit Suisse First Boston discussed the July Model and the material assumptions underlying that model. These discussions continued during a conference telephone call on July 29, 2003 among the special committee, representatives of Credit Suisse First Boston and On Command management. During these calls, Mr. Hammond and Mr. Wargo discussed the special committee’s position in favor of an increase in the 0.1600 exchange ratio on the basis of the range of valuations for On Command developed by the special committee on the basis of the July Model. During the July 23, 2003 call, Mr. Gould and Mr. Howard questioned the validity of certain material assumptions on which the July Model was based. On Command management also questioned certain of such assumptions during the July 29, 2003 call, observing that On Command’s financial performance continued to suffer from below-forecast occupancy and buy rates, which led On Command management to conclude that such trends were likely to be more pervasive than earlier believed. On the basis of such discussions, the special committee decided to schedule another meeting with representatives of Credit Suisse First Boston and On Command management to review the material assumptions underlying the July Model.

      On August 4, 2003, Mr. Hammond and Mr. Wargo met by conference telephone with representatives of Credit Suisse First Boston and discussed the issues raised by On Command management during the July 29, 2003 conference call regarding the validity of certain material assumptions underlying the July Model. The participants in this meeting then decided to schedule a meeting with On Command management on August 8, 2003 in order to discuss these issues.

      On August 8, 2003, the special committee and representatives of Credit Suisse First Boston met by conference telephone with On Command management to discuss the material assumptions underlying the July Model. These discussions continued during conference telephone calls among the same parties on August 12 and 13, 2003. During these calls, management of On Command indicated that it was concerned about further erosion in the buy rate for certain products below the assumed buy rate used in preparing the July Model, as well as the pricing of such products. Following this meeting, Credit Suisse First Boston developed a revised five-year financial model for On Command on the basis of the reduced buy rates and pricing discussed on August 8, 12 and 13, 2003, as well as certain assumptions relating to the roll-out of one of

On Command’s service platforms, in accordance with the related advice of On Command management (the “August Model”). Credit Suisse First Boston subsequently reviewed and discussed the August Model with On Command management, who confirmed that such changes were reasonable. On Command management has advised Credit Suisse First Boston that the financial forecasts reflected in the August Model were reasonably prepared on bases reflecting the best available estimates and judgments of On Command’s management as to the future financial performance of On Command, as at the times prepared, subject to various potential risks and uncertainties that could adversely affect On Command’s financial performance, including without limitation risks and uncertainties relating to On Command’s access to capital, economic trends and conditions affecting the lodging industry or the U.S. economy in general, and On Command’s ability to execute its operating plan. Thereafter, the special committee revised its preliminary financial analysis of the proposed 0.1600 exchange ratio prepared on the basis of the July Model, to reflect the revised assumptions reflected in the August Model. This revised preliminary financial analysis, which included a range of valuations for On Command developed by the special committee with the assistance of Credit Suisse First Boston on the basis of the August Projections, indicated to the special committee that the 0.1600 exchange ratio was still below the range of valuations for On Command deemed acceptable by the special committee on the basis of the August Model.

      On August 14, 2003, Mr. Hammond and Mr. Wargo met by conference telephone with representatives of Credit Suisse First Boston and discussed the August Model, the validity of the material assumptions underlying that model and the range of valuations for On Command developed by the special committee with the assistance of Credit Suisse First Boston on the basis of the August Model. Later that day Mr. Wargo had telephone conversations with Mr. Orr and Mr. Howard regarding the 0.1600 exchange ratio proposed by Liberty Media. During the call between Mr. Wargo and Mr. Orr, Mr. Orr indicated that, as a consequence of its concerns regarding the erosion in On Command’s buy rate for certain products, Liberty Media was reducing its proposed exchange ratio from 0.1600 to a proposed exchange ratio that implied a value of $1.50 per share of On Command common stock. (Based on the $11.01 last reported sale price of Liberty Media Series A common stock on August 13, 2003, the last trading day before that conversation, such a value of $1.50 per share would have implied an exchange ratio of 0.1362. The last reported bid price of On Command common stock on August 13, 2003, was $0.75 per share.) This discussion continued during a conference telephone call among the special committee, Mr. Howard and William R. Fitzgerald (a senior vice president of Liberty Media who is also a director of On Command) held on August 18, 2003. During each of these telephone calls and meetings, Mr. Hammond and Mr. Wargo supported their arguments by referring to the range of valuations for On Command developed by the special committee with the assistance of Credit Suisse First Boston on the basis of the August Model. However, Mr. Orr declined to increase the exchange ratio.

      On August 21, 2003, the board of directors of On Command held a regular meeting in Denver, Colorado. Among other matters, the On Command board had a lengthy discussion regarding the status of On Command’s bank credit facility and the need to raise $40 million to close the Amended and Restated Credit Agreement. Mr. Dvorak then reviewed the financing options that had been discussed at the On Command board’s July 21, 2003 meeting. Mr. Dvorak explained that a high yield offering was still feasible, but at higher rates, as result of a recent decline in the high yield debt market. However, in the period since the July 21 meeting, management had determined that mezzanine financing was not feasible. Mr. Dvorak told the On Command board that On Command’s lenders were agreeable to a rights offering, provided that Liberty Satellite commit to advance $40 million to On Command against any capital to be raised in the offering. The On Command board requested that management develop a proposal with respect to such a rights offering, including a proposal regarding the terms of any such commitment by Liberty Satellite. Mr. Dvorak also presented a financial review, advising the board that second quarter revenues were down by 1.8%, compared to the second quarter of 2002, and that EBITDA was down by 8%, reflecting lower operating margins resulting from a decline in the sale of higher margin products.

      Thereafter, Mr. Hammond and Mr. Wargo continued to press the special committee’s position in favor of an increase in the proposed exchange ratio, raising the matter in a conversation with Mr. Howard on August 21, 2003, following the On Command board meeting, and a telephone call between Mr. Wargo and Mr. Howard on August 26, 2003. During these conversations Mr. Hammond and Mr. Wargo continued to support their position by referring to the range of valuations for On Command developed by the special committee with the assistance of Credit Suisse First Boston on the basis of the August Model.

      During the telephone conversation on August 26, 2003, Liberty Media offered to increase the proposed exchange ratio to a valuation of $2.00 per share of On Command common stock. Based on the $11.36 last reported sale price of Liberty Media Series A common stock on August 25, 2003, the last trading day before that conversation, such a value of $2.00 per share implied an exchange ratio of 0.1761. The last reported bid price of On Command common stock on August 25, 2003, was $0.75 per share. After a discussion with representatives of Credit Suisse First Boston regarding the increased proposed exchange ratio, Mr. Wargo called representatives of Liberty Media and requested that Liberty Media’s counsel prepare and submit a draft merger agreement to Patterson Belknap and the special committee for review.

      On September 3, 2003, Mr. Hammond and Mr. Wargo met by conference telephone with Patterson Belknap and discussed the terms and provisions of a draft merger agreement that had been prepared by Liberty Media’s counsel. On the basis of the discussions at this meeting, the special committee decided to request certain revisions to the pricing and other terms contained in the draft merger agreement, including a provision that would adjust the proposed exchange ratio based upon changes in the value of Liberty Media’s Series A common stock. During September 3, 4, 5, and 8, 2003, the special committee and its legal and financial advisors met by conference telephone with representatives of Liberty Media and its counsel to negotiate the revisions to the terms of the merger agreement, including the base exchange ratio and the adjustments thereto that are described in the section entitled “The Merger Agreement — Consideration to be Received in the Merger,” on page 48. The final base exchange ratio of 0.166 was determined based on an implied valuation of $2.00 per share of On Command common stock as compared to the average of the last reported sale price of Liberty Media Series A common stock for the five trading days ending with the third trading day prior to the execution of the merger agreement ($12.06) (the merger agreement was executed on September 9, 2003).

      On September 8, 2003, Mr. Hammond and Mr. Wargo met by conference telephone with Patterson Belknap and discussed the terms and provisions of the draft merger agreement as they had been revised in the course of the negotiations with Liberty Media. On the basis of the discussions at this meeting, the special committee determined that the merger agreement and the transactions contemplated thereby, including the merger and the exchange ratio, were fair to and in the best interests of On Command and its stockholders (other than Liberty Media and its affiliates) and resolved to recommend that the board of directors of On Command approve the merger and the merger agreement, authorize the execution and delivery of the merger agreement by On Command and submit the merger agreement to the On Command stockholders for a vote, together with the recommendation of the On Command board of directors that the stockholders approve the merger agreement.

      On September 9, 2003, the board of directors of On Command held a special meeting at the offices of Liberty Media in Englewood, Colorado. All of the directors of On Command were present in person or by conference telephone and participated in this meeting. Representatives of Credit Suisse First Boston participated in this meeting by conference telephone. At the meeting, the special committee delivered its recommendation to the board of directors of On Command to approve the merger agreement and the transactions contemplated thereby, Patterson Belknap reviewed the principal terms and provisions of the merger agreement negotiated by the special committee and representatives of Credit Suisse First Boston presented its financial analysis of the proposed transaction and expressed its oral opinion, subsequently delivered in writing later that day, to the effect that, subject to and based on the assumptions and considerations set forth in its opinion, the consideration to be received by the holders of common stock of On Command (other than Liberty Media and affiliates) pursuant to the merger agreement was fair from a financial point of view to such stockholders as of the date of such opinion. On Command’s board of directors reviewed a copy of the merger agreement negotiated by the special committee, which had been circulated to the board prior to the meeting, and posed questions to the special committee, Patterson Belknap and the representatives of Credit Suisse First Boston. Following these discussions, the On Command board of directors approved by unanimous vote (as well as a separate unanimous vote of Messrs. Wargo and Hammond, as disinterested directors pursuant to Section 144(a)(1) of the Delaware General Corporation

Law) the terms of the merger agreement negotiated by the special committee in the form presented, authorized the execution and delivery of the merger agreement on behalf of On Command and the scheduling of a special meeting of the stockholders of On Command to consider and vote on the merger agreement and resolved to recommend that the stockholders approve the merger agreement.

      During late August and early September 2003, counsel to Liberty Media and counsel for plaintiffs in the stockholder litigation pending before the Delaware Court of Chancery negotiated over the potential settlement of the litigation. On September 9, 2003, the parties to the litigation agreed in principle to a proposed settlement that would provide, subject to certain conditions, that Liberty Media would proceed with a merger in which the public holders of On Command common stock would receive a fraction of a share of Liberty Media Series A common stock equal to the exchange ratio, per share of On Command common stock. For additional information on the litigation, please see the section entitled “The Merger — Certain Litigation,” on page 47.

      On September 30, 2003, On Command received a $40 million subordinated loan from Liberty Media and also closed on the Amended and Restated Credit Agreement with its bank lenders.

Purpose for the Merger; Recommendation of the Special Committee and On Command Board of Directors

On Command Purpose and Reasons for the Merger

      The On Command board of directors believes that because of the limited liquidity of On Command’s common stock and the depressed share price of its common stock in the public market, On Command stockholders have not been able to realize the value of their investment in On Command. The Series A common stock of Liberty Media to be received by On Command stockholders in the merger will provide such stockholders with enhanced liquidity and an investment in a relatively attractive portfolio of operating businesses. Based on the closing price of Liberty Media’s Series A common stock on September 8, 2003 of $11.94, the price per share of On Command common stock implied by the exchange ratio represented a premium of approximately 186% over the closing bid price of On Command’s common stock on April 1, 2003, the day before the public announcement of the initial offer by Liberty Media.

Liberty Media Purpose and Reasons for the Merger

      Management of Liberty Media routinely reviews Liberty Media’s investments in its less than wholly-owned entities to determine whether it would be advisable for Liberty Media to continue to hold, increase or dispose of any such investment. Whether a decision to increase or dispose of an investment is made, and the timing of any such decision, depends on numerous factors, including the size and nature of the investment, the perceived advantages, if any, of full or partial ownership and management control, conditions in the relevant industry and general market and economic conditions.

      Since the time Liberty Media obtained its interest in On Command, management of Liberty Media has from time to time evaluated the performance of On Command and analyzed the extent to which it had achieved its business objectives as a separate publicly-held company. In reaching its decision to make the merger proposal and to enter into the merger agreement, Liberty Media considered its management’s assessment of On Command’s existing financial position, the market performance of the On Command common stock, industry and market conditions, and the following factors:

•	On Command’s outstanding debt, including On Command’s greater cost of borrowing as compared to Liberty Media’s and On Command’s historical difficulties in satisfying the leverage ratio contained in its debt agreements (as described above in the section entitled “The Merger — Background of the Merger,” on page 27);

•	recent capital market trends, which have adversely affected the ability of companies situated similarly to On Command to access capital;

•	On Command’s need for additional capital to develop its business;

•	the trading price volatility of the On Command common stock caused, in part, by its limited public float;

•	the elimination of costs associated with operating On Command as a separate public company, including costs and expenses associated with Securities and Exchange Commission reporting, communicating with stockholders and related legal and accounting fees; and

•	the ability to eliminate certain potential conflicts of interest between On Command and Liberty Media relating to business dealings between them.

Recommendation of the Special Committee and the On Command Board of Directors

      At the meeting of the special committee held on September 8, 2003, the special committee:

•	determined that the merger agreement and the transactions contemplated thereby, including the merger and the exchange ratio, are fair to and in the best interests of On Command and its stockholders (other than Liberty Media and its affiliates);

•	recommended that the On Command board of directors approve the merger and the merger agreement;

•	recommended that the On Command board of directors authorize the execution and delivery of the merger agreement and any other documents related to the merger agreement on behalf of On Command and the consummation of the merger; and

•	recommended that the On Command board of directors submit the merger agreement to On Command’s stockholders for a vote, along with the recommendation of the On Command board of directors that the stockholders approve such merger agreement.

      At the meeting of the On Command board of directors held on September 9, 2003, the On Command board of directors, based upon the recommendation of the special committee:

•	determined that the merger agreement and the transactions contemplated thereby, including the merger and the exchange ratio, are advisable and in the best interests of On Command and its stockholders (other than Liberty Media and its affiliates);

•	authorized, adopted, approved and declared advisable the merger agreement and the transactions contemplated thereby, including the merger and the exchange ratio;

•	resolved to submit the merger agreement to On Command’s stockholders for their approval at a meeting of the On Command stockholders;

•	advised and recommended that On Command’s stockholders approve the merger agreement and the transactions contemplated thereby; and

•	authorized certain On Command officers to execute, deliver and perform the merger agreement and any related agreements and to make certain filings with the Securities and Exchange Commission related to the merger.

The Special Committee

      In reaching the recommendations described above, the special committee considered a number of factors, including the following:

•	On Command Operating and Financial Condition and Prospects. The special committee took into account the current and historical financial condition and results of operations of On Command and its subsidiaries. The special committee also considered the future prospects if On Command continued as an independent, publicly held entity, taking into account its current financial situation and capital requirements as well as current and anticipated future trends and conditions in the general economy, the lodging industry and On Command’s business of providing entertainment services to the lodging industry.

•	On Command Projected Discounted Cash Flow. The special committee considered the projected discounted cash flows for On Command derived from the August Model in relation to the value of the proposed exchange ratio.

•	Transaction Financial Terms/ Premium to Market Price. The special committee considered the relationship of the per share consideration implied by the exchange ratio to the historical market price of shares of On Command’s common stock. At the time the special committee made its decision, the implied value of the merger consideration per share of On Command common stock of $2.00 (based on the closing price of Liberty Media’s Series A common stock on September 8, 2003) represented a premium of 186% over the closing bid price per share of On Command’s common stock on April 1, 2003, the day before the public announcement of Liberty Media’s preliminary proposal to acquire all of On Command’s outstanding common stock, a premium of 167% over the closing bid price per share of On Command’s common stock one month prior to Liberty Media’s announcement, and a premium of 163% over the average bid price per share of On Command’s common stock over the three month period prior to Liberty Media’s announcement. The special committee believed that, after extensive negotiations on its behalf with Liberty Media, it obtained the highest price per share of On Command common stock that Liberty Media is willing to pay. The special committee took into account the fact that the terms of the merger were determined through extensive negotiations between Liberty Media and On Command and its financial and legal advisors, all of whom are unaffiliated with Liberty Media. The special committee was aware that the consideration to be received by On Command’s stockholders in the merger would be taxable to such stockholders for federal income tax purposes.

•	Adjustment of Exchange Ratio. The special committee considered the fact that the merger agreement provides for adjustment of the exchange ratio based upon fluctuations in the market price of Liberty Media’s Series A common stock in certain circumstances. The special committee also took into account the fact that the merger agreement permits it to terminate the merger if the value of the consideration to be received by the holders of On Command common stock (other than Liberty Media and its subsidiaries) in the merger determined as provided in the merger agreement is less than $1.90, unless Liberty Media elects to increase the exchange ratio to yield an implied value per share of On Command common stock of $1.90.

•	Lack of Active Trading Market. The special committee considered the fact that On Command’s common stock is not listed on a national securities exchange and that the trading of shares in the over-the-counter market does not constitute an active public trading market providing an efficient means for determining the value of the shares. The OTC Bulletin Board is not a securities exchange, it is merely a regulated quotation service. Therefore, the special committee took into account that it could not accurately base the valuation of On Command’s common stock upon bid/asked or last-sale prices posted on such service on given days.

•	Enhanced Liquidity. The special committee considered the fact that the shares of Liberty Media Series A common stock to be received in the merger will be listed on the New York Stock Exchange and will provide the holders of On Command common stock with enhanced liquidity compared to the shares of On Command common stock. The special committee also took into consideration the diverse portfolio of operating businesses encompassed by an investment in Liberty Media Series A common stock.

•	Strategic Alternatives. The special committee considered the fact that Liberty Media and its subsidiaries currently own approximately 74% of the outstanding common stock of On Command, and approximately 80% of the overall voting power of On Command. The special committee concluded that Liberty Media’s control over On Command could deter any potential acquisition of On Command by a third party, and, accordingly, that a third party acquisition was not a likely alternative.

•	Opinion of Credit Suisse First Boston. The special committee took into account the presentation from Credit Suisse First Boston and its opinion, dated September 9, 2003, that, based upon and subject to the considerations and assumptions in its opinion, the consideration to be received by the holders of On Command common stock (other than Liberty Media and its affiliates) pursuant to the merger agreement was fair from a financial point of view to such holders as of the date of such opinion. A copy of the fairness opinion is attached hereto as Annex III. For information regarding the analysis conducted by Credit Suisse First Boston, see “The Merger — Opinion of Credit Suisse First Boston.” On Command stockholders are urged to read the fairness opinion and the section entitled “The Merger — Opinion of Credit Suisse First Boston” in their entirety.

•	Appraisal Rights. The special committee considered the fact that holders of On Command common stock who perfect their appraisal rights will have the right to dissent from the merger and to demand appraisal of the fair value of their shares under the Delaware corporate statute, as described under “Appraisal Rights of Dissenting Stockholders.”

The On Command Board of Directors

      In reaching its determinations referred to above, the On Command board of directors considered the following factors, each of which in the view of the On Command board of directors supported such determinations:

•	the conclusions and recommendations of the special committee;

•	the factors referred to above as having been taken into account by the special committee; and

•	the fact that the exchange ratio and the terms and conditions of the merger agreement were the result of extensive negotiations between the special committee and Liberty Media.

      The members of the On Command board of directors, including the members of the special committee, evaluated the merger in light of their knowledge of the business, financial condition and prospects of On Command and based upon the advice of financial and legal advisors.

      The On Command board of directors, including the members of the special committee, believes that the merger is procedurally fair to the On Command stockholders (other than Liberty Media and its affiliates) based upon a number of factors, including:

•	the fact that the special committee consisted of independent directors appointed to represent the interests of On Command’s stockholders (other than Liberty Media and its affiliates), and that the special committee was empowered with the exclusive authority to review, evaluate and negotiate the proposed merger;

•	the fact that the special committee retained and was advised by its own independent legal counsel;

•	the fact that the special committee retained and was advised by Credit Suisse First Boston, as its independent financial advisor, to assist it in evaluating a potential transaction with Liberty Media;

•	the extent and nature of the deliberations pursuant to which the special committee evaluated the merger;

•	the fact that the merger agreement allows the On Command board of directors, under certain circumstances, to consider an alternative transaction;

•	the fact that the exchange ratio resulted from extensive bargaining between representatives of the special committee on the one hand, and representatives of Liberty Media, on the other; and

•	the fact that the merger agreement permits On Command (upon a determination of its independent directors) to terminate the merger if the value of the consideration to be received by the holders of On Command common stock (other than Liberty Media and its subsidiaries) in the merger determined as provided in the merger agreement is less than $1.90, unless Liberty Media elects to increase the exchange ratio to yield an implied value per share of On Command common stock of $1.90.

      In making its decision regarding procedural fairness, the special committee also considered the fact that the merger is not conditioned upon approval by a majority of the stockholders who are unaffiliated with Liberty Media. Although the special committee, through counsel, requested such a condition, Liberty Media did not agree. The special committee nonetheless determined the transaction was fair even though it was not conditioned upon approval by a majority of the stockholders who are unaffiliated with Liberty Media because:

•	the special committee was advised by its legal counsel that the Delaware statutes do not impose such a “majority of the minority” condition in such transactions;

•	the absence of offers from any interested buyers during the six months from the date of Liberty Media’s initial proposal through the date of this proxy statement, despite the public announcement of the proposal and the merger; and

•	the terms of the merger agreement permit On Command, under certain circumstances, to consider competing offers and, under certain circumstances, to terminate the merger agreement and abandon the proposed merger.

      In view of the wide variety of factors considered in connection with their evaluation of the merger, neither the special committee nor the On Command board of directors found it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors they considered in reaching their determinations. The special committee and the On Command board of directors considered all the factors as a whole in reaching their respective determinations.

      The foregoing discussion of the information and factors considered by the special committee and the On Command board of directors is not intended to be exhaustive but is believed to include all material factors considered by the special committee and the On Command board of directors. On Command’s executive officers have not been asked to make a recommendation as to the merger.

Opinion of Credit Suisse First Boston

      Credit Suisse First Boston has acted as exclusive financial advisor to the special committee of the board of directors of On Command in connection with the merger. As discussed in the section entitled, “The Merger — Background of the Merger,” after considering and interviewing several investment banking firms invited to make proposals, the special committee retained Credit Suisse First Boston. The special committee selected Credit Suisse First Boston based on Credit Suisse First Boston’s experience, reputation and familiarity with On Command’s business and the business of Liberty Media. Credit Suisse First Boston is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

      In connection with Credit Suisse First Boston’s engagement, On Command requested that Credit Suisse First Boston evaluate the fairness, from a financial point of view, to the holders of common stock of On Command, other than Liberty Media and its affiliates, of the consideration to be received by the holders of common stock of On Command pursuant to the merger. On September 9, 2003, at a meeting of the special committee of the board of directors of On Command held to evaluate the merger, Credit Suisse First Boston delivered an oral opinion, which was subsequently confirmed in a written opinion dated September 9, 2003, to the effect that, as of that date and based on and subject to the assumptions, limitations and qualifications described in its written opinion, the consideration to be received by the holders of common stock of On Command pursuant to the merger was fair to the holders of common stock of On Command, other than Liberty Media and its affiliates, from a financial point of view.

      The full text of Credit Suisse First Boston’s written opinion, dated September 9, 2003, to the special committee of the board of directors of On Command, which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached as Annex III to this proxy statement/ prospectus. Holders of On Command common stock are urged to read this opinion in its entirety. Credit Suisse First Boston’s opinion is addressed to the special committee of the board of directors of On Command and relates only to the fairness, from a financial point of view, to the holders of common stock of On Command, other than Liberty Media and its affiliates, of the consideration to be received by the holders of common stock of On Command pursuant to the merger. Credit Suisse First Boston’s opinion does not constitute a recommendation to any stockholder of On Command as to how such stockholder should vote or act on any matter relating to the merger. The summary of Credit Suisse First Boston’s opinion in this proxy statement/ prospectus is qualified in its entirety by reference to the full text of Credit Suisse First Boston’s opinion.

      In arriving at its opinion, Credit Suisse First Boston:

•	reviewed the merger agreement;

•	reviewed publicly available business and financial information relating to On Command and Liberty Media;

•	reviewed other information, including financial forecasts, provided to or discussed with it by the management of On Command and, to a lesser degree, information, not including financial forecasts, provided to or discussed with it by the management of Liberty Media;

•	met with the management of On Command and, to a lesser degree, Liberty Media to discuss the business and prospects of On Command and Liberty Media, respectively;

•	considered financial and stock market data of On Command and Liberty Media and compared those data with similar data for other publicly held companies in businesses it deemed similar to On Command and Liberty Media;

•	considered, to the extent publicly available, the financial terms of other business combinations and other transactions that have recently been effected; and

•	considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that it deemed relevant.

      In connection with its review, Credit Suisse First Boston did not assume any responsibility for independent verification of any of the information provided to or otherwise reviewed by it and relied on that information being complete and accurate in all material respects. With respect to the financial forecasts relating to On Command, Credit Suisse First Boston was advised and assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of On Command’s management as to the future financial performance of On Command. With respect to the financial forecasts relating to Liberty Media, Credit Suisse First Boston assumed, with the special committee’s consent, that the financial forecasts contained in publicly available analyst reports with respect to Liberty Media reviewed by it represent reasonable estimates and judgments with respect to the future financial performance of Liberty Media. Credit Suisse First Boston also assumed, with the special committee’s consent, that in the course of obtaining necessary regulatory and third party approvals and consents for the merger, no modification, delay, limitation, restriction or condition will be imposed that will have an adverse effect on On Command or Liberty Media or the contemplated benefits of the merger and that the merger will be consummated in accordance with the terms of the merger agreement, without waiver, modification or amendment of any material term, condition or agreement contained in the merger agreement. In addition, Credit Suisse First Boston was advised that Liberty Media and its subsidiaries owned approximately 74% of the On Command common stock.

      Credit Suisse First Boston was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities, contingent or otherwise, of On Command or Liberty Media, nor was Credit Suisse First Boston furnished with any such evaluations or appraisals. Credit Suisse First Boston’s opinion was necessarily based upon information available to it and financial, economic, market and other conditions as they existed and could be evaluated on the date of the opinion. Credit Suisse First Boston was not requested to, nor did it, solicit third party indications of interest in acquiring all or any part of On Command. Credit Suisse First Boston did not express any opinion as to what the value of Liberty Media common stock actually would be when issued in the merger or the prices at which Liberty Media common stock would trade at any time. The

Credit Suisse First Boston opinion does not address the relative merits of the merger as compared to other transactions, business strategies or financial alternatives that might be available to On Command, nor does it address the underlying business decision of On Command to proceed with the merger.

      Although Credit Suisse First Boston evaluated the consideration to be received by the holders of common stock of On Command, other than Liberty Media and its affiliates, pursuant to the merger from a financial point of view, Credit Suisse First Boston was not requested to, and did not, recommend the specific consideration payable in the merger, which consideration was determined in arms length negotiations between On Command and Liberty Media. No other limitations were imposed on Credit Suisse First Boston by On Command, its affiliates or the special committee of its board of directors with respect to the investigations made or procedures followed in rendering its opinion.

      In preparing its opinion to the special committee of the board of directors of On Command, Credit Suisse First Boston performed a variety of financial and comparative analyses, including those described below. The preparation of a fairness opinion is a complex process and is not readily susceptible to partial analysis or summary description. Accordingly, Credit Suisse First Boston believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

      No company, transaction or business used in Credit Suisse First Boston’s analyses as a comparison is directly comparable to On Command, Liberty Media or the proposed merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the merger or the other values of the companies, business segments or transactions being analyzed.

      The estimates contained in Credit Suisse First Boston’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. The analyses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

      Credit Suisse First Boston’s opinion and financial analyses were among many factors considered by the special committee of the board of directors of On Command in its evaluation of the proposed merger and should not be viewed as determinative of the views of the special committee of the board of directors of On Command or the managements of On Command or Liberty Media with respect to the merger or the consideration to be received by the holders of common stock of On Command pursuant to the merger.

Summary of Financial Analyses.

      The following is a summary of the material financial analyses underlying Credit Suisse First Boston’s opinion dated September 9, 2003 delivered to the special committee of the board of directors of On Command in connection with the merger. The financial analyses summarized below include information presented in tabular format. In order to fully understand Credit Suisse First Boston’s financial analyses, the tables must be read together with the text of each summary. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Credit Suisse First Boston’s financial analyses.

      Common Stock Trading History. Credit Suisse First Boston examined the historical closing prices (and the closing bid prices after the On Command common stock was delisted from the Nasdaq National Market) of On Command common stock from September 4, 2002 to September 4, 2003. During this time period, On Command common stock reached a high of $1.30 per share and a low of $0.30 per share. Credit Suisse First Boston also examined the historical closing prices of Liberty Media common stock from September 4, 2002 to September 4, 2003. During this time period, Liberty Media common stock reached a high of $12.20 per share and a low of $6.29 per share.

      Comparable Publicly Traded Company Analysis. Credit Suisse First Boston analyzed the market values and trading multiples of selected publicly traded companies in the in room entertainment and information services industry that Credit Suisse First Boston believed were reasonably comparable to On Command. These comparable companies consisted of:

•	LodgeNet Entertainment Corporation; and

•	SeaChange International, Inc.

      In examining these comparable companies, Credit Suisse First Boston calculated the enterprise value of each company as a multiple of its respective: (i) last twelve-month period for which financial data for the company at issue has been reported, or LTM, revenue and projected calendar year 2003 and 2004 revenue and (ii) LTM earnings before interest expense, taxes, depreciation and amortization, or EBITDA, and projected calendar year 2003 and 2004 EBITDA. The enterprise value of a company is equal to the value of its fully-diluted common equity plus debt and the liquidation value of outstanding preferred stock, if any, minus cash and the value of certain other assets, including minority interests in other entities. Credit Suisse First Boston also calculated the enterprise value of each company as a multiple of its respective number of rooms carrying its service. All historical data was derived from publicly available sources and all projected data was obtained from Wall Street research reports where available.

      Based on an analysis of this data and On Command’s projected results for comparable periods, Credit Suisse First Boston estimated a value per share of On Command common stock ranging from $0.00 to $2.42, compared to the proposed value, subject to change as provided for in the merger agreement, of $1.90 to $2.10 per share of On Command common stock to be received in the merger based on the average closing price of the Liberty Media common stock during the five trading days ending on the third trading day prior to the closing of the merger.

      Premiums Paid Analysis. Credit Suisse First Boston determined the premium over the common stock trading prices for one day, one week and four weeks prior to the announcement date in all squeeze-out transactions of U.S. public companies in which at least 50% of the target was owned prior to the transaction and 90% of the target was owned after the transaction and was announced and completed between January 1, 2000 and August 19, 2003. Credit Suisse First Boston obtained the premiums for these transactions from Securities Data Company. The median premiums for the selected transactions over the common stock trading prices were as follows:

Time Period Prior to Announcement	Premium

One Day	21.4%
One Week	32.5%
Four Weeks	32.5%

      Applying the above premiums to the closing price of On Command common stock on comparable days, Credit Suisse First Boston estimated a value per share of On Command common stock ranging from $0.85 to $1.09 compared to the proposed value, subject to change as provided for in the merger agreement, of $1.90 to $2.10 per share of On Command common stock to be received in the merger based on the average closing price of the Liberty Media common stock for the five trading days ending on the third trading day prior to the closing of the merger.

      Discounted Cash Flow Analysis. Credit Suisse First Boston performed a discounted cash flow, or DCF, analysis of the projected cash flows of On Command for the fiscal years ending December 31, 2003 through December 31, 2007, using projections and assumptions provided by the management of On Command. The DCFs for On Command were estimated by using discount rates ranging from 12.5% to 13.5%, based on estimates related to the weighted average costs of capital of On Command, and terminal multiples of estimated EBITDA for On Command’s LTM ending June 30, 2003 ranging from 5.0x to 6.0x. In addition, Credit Suisse First Boston valued the residual values of the net operating losses by assuming 1% pretax income growth after 2007. Based on this analysis, Credit Suisse First Boston estimated a value per share of On Command common stock ranging from $1.77 to $4.20 compared to the proposed value, subject to change as provided for in the merger agreement, of $1.90 to $2.10 per share of On Command common stock to be received in the merger based on the average closing price of the Liberty Media common stock for the five trading days ending on the third trading day prior to the closing of the merger.

      Miscellaneous. Credit Suisse First Boston’s opinion to the special committee of the board of directors of On Command was one of many factors taken into consideration by the special committee of the board of directors in making its determination to recommend that the board of directors engage in the merger. Consequently, the analyses described above should not be viewed as determinative of the opinion of the special committee of the board of directors of On Command or the management of On Command with respect to the value of On Command or whether the special committee of the board of directors of On Command would have been willing to agree to different consideration.

      On Command has agreed to pay Credit Suisse First Boston a fee that is customary for transactions of this nature, a portion of which is contingent on the consummation of the merger. On Command also has agreed to reimburse Credit Suisse First Boston for its out-of-pocket expenses, including fees and expenses of legal counsel and any other advisor retained by Credit Suisse First Boston, and to indemnify Credit Suisse First Boston and related parties against liabilities, including liabilities under the federal securities laws, arising out of its engagement.

      Credit Suisse First Boston and its affiliates have in the past provided, and in the future may provide, investment banking and financial services to On Command and Liberty Media unrelated to the proposed merger, for which services Credit Suisse First Boston and its affiliates have received and would expect to receive compensation. In addition, certain funds affiliated or associated with Credit Suisse First Boston own in the aggregate approximately 2.26 million shares of On Command common stock. In the ordinary course of business, Credit Suisse First Boston and its affiliates may actively trade the debt and equity securities of On Command and Liberty Media for their own accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in those securities.

Interests of Directors and Officers

      Certain directors and officers of On Command have one or more of the following interests that may be deemed to be different from, or in addition to, the interests of On Command stockholders generally. In the case of directors of On Command, the following interests presented actual or potential conflicts of interest in determining the exchange ratio and the other terms of the merger:

•	ownership of shares of Liberty Media common stock;

•	ownership of options convertible into shares of Liberty Media common stock; and

•	indemnification arrangements between On Command and the On Command directors and officers.

      Officers and directors of Liberty Media, ONCO Acquisition Co. and/or On Command who own shares of On Command common stock (including restricted stock) at the effective time of the merger will receive shares of Liberty Media Series A common stock on the same terms as the On Command public stockholders (except that any shares of restricted stock will remain subject to the same restrictions in place prior to the merger). Officers and directors of Liberty Media, ONCO Acquisition Co. and/or On Command who own options with respect to shares of On Command common stock at the effective time of the merger will have these interests converted by Liberty Media on the same basis as any other outstanding stock options for On Command common stock. Converted stock options will be exercisable with respect to the number of shares of Liberty Media Series A common stock determined by multiplying the number of underlying shares of On Command common stock by the exchange ratio in the merger, with an inverse and proportionate adjustment to the exercise price per share.

      The following table identifies those directors and executive officers of On Command who are directors or officers of Liberty Media or its affiliates (other than On Command and its controlled affiliates) and the positions held by such individuals with Liberty Media, On Command and the consolidated subsidiaries of Liberty Media that are public companies. Messrs. Carroll, Fitzgerald, Howard and Sophinos do not receive any compensation for their services as members of On Command’s board of directors (except for the reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at board of director meetings).

Name	Affiliated Entity	Position(s) Held

Kenneth G. Carroll	Liberty Satellite	President, Chief Financial Officer and Treasurer
	On Command	Director
William R. Fitzgerald	Liberty Media	Senior Vice President
	On Command	Director
Paul A. Gould	Liberty Media	Director
	On Command	Director
Gary S. Howard	Liberty Media	Executive Vice President, Chief Operating Officer, Director
	Liberty Satellite	Director and Chairman of the Board
	On Command	Director and Chairman of the Board
Christopher Sophinos	Liberty Satellite	Senior Vice President
	On Command	President, Chief Executive Officer, Director
Pamela J. Strauss	Liberty Satellite	General Counsel and Secretary
	On Command	Senior Vice President, General Counsel and Secretary
J. David Wargo	OpenTV Corp.	Director
	On Command	Director

      Indemnification. Please see the section entitled “The Merger Agreement — Indemnification” for a description of certain indemnification rights that the merger agreement provides to present and former directors and officers of On Command and any of its subsidiaries (when acting in such capacity), and any person who is or was serving at the request of On Command as a director or officer of another entity (when acting in such capacity).

Accounting Treatment

      The merger will be accounted as a “purchase” of a minority interest, as this term is used under accounting principles generally accepted in the United States of America, for accounting and financial reporting purposes. Accordingly, the consideration paid for the acquired On Command shares will be allocated to the assets and liabilities of On Command based on their respective fair values.

Material U.S. Federal Income Tax Consequences

      General. The following discussion summarizes the material U.S. federal income tax consequences of the merger that are applicable to holders of On Command common stock. It is not a complete analysis of all potential tax effects relevant to the merger. This discussion assumes that you hold your shares of On Command common stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code.

      This discussion does not address the tax consequences that may be relevant to a particular On Command stockholder subject to special treatment under U.S. federal income tax laws, such as dealers in securities, banks, insurance companies, financial institutions, partnerships or other pass-through entities, tax-exempt organizations, non-U.S. persons, stockholders who acquired their shares of On Command common stock pursuant to the exercise of options or otherwise as compensation, or stockholders who hold their stock as part of a hedge, constructive sale, wash sale, straddle or conversion transaction, nor does the discussion address any consequences arising under the laws of any state, local or foreign jurisdiction or the application of the U.S. federal estate and gift tax or the alternative minimum tax. Moreover, the tax consequences to holders of

On Command options and warrants are not discussed. The discussion is based on and subject to the Internal Revenue Code of 1986, as amended, Treasury regulations thereunder, and administrative rulings and court decisions as of the date hereof. All of the foregoing are subject to change, which may be retroactive, and any such change could affect the continuing validity of this discussion. We urge you to consult your own tax advisors concerning the U.S. federal, state and local and foreign tax consequences of the merger to you.

Tax Consequences to On Command Common Stockholders.

      The merger will be treated for tax purposes as a taxable sale or exchange of On Command shares for shares of Liberty Media Series A common stock and for cash in lieu of fractional shares, if applicable. On Command stockholders will have taxable gain or loss equal to the difference between their aggregate basis for their On Command shares surrendered in the merger and the sum of the amount of cash and the fair market value of the Liberty Media Series A common stock they receive in the merger. The gain or loss will be capital if they held their shares of On Command stock as capital assets and would be long term gain or loss if they held their shares of On Command common stock for more than a year as of the date of the merger. Long term capital gains of individuals are generally taxed at more favorable tax rates than other types of income or gain. Capital losses are generally deductible only against capital gains, plus, in the case of individuals, $3,000 each year.

      Your aggregate adjusted basis in the Liberty Media Series A common stock received in the merger generally will be equal to the fair market value of such stock as of the date of the merger. Your holding period in the Liberty Media Series A common stock received in the merger will begin on the day after the date of the merger.

Consequences to the Corporations

      The corporations that are parties to the merger will recognize no gain or loss in the merger. The merger will be treated as a taxable purchase of the stock of On Command. Such a transaction results in gain or loss recognition for the On Command stockholders, but no gain or loss recognition for the corporations.

      The foregoing is a general discussion of the material United States federal income tax consequences of the merger and is included for general information only. The foregoing discussion does not take into account the particular facts and circumstances of your status and attributes. As a result, the United States federal income tax consequences addressed in the foregoing discussion may not apply to you. In view of the individual nature of income tax consequences, you are urged to consult your own tax advisor to determine the specific tax consequences of the merger to you, including the application and effect of United States federal, state, local and other tax laws and the possible effects of changes in United States federal and other tax laws.

Deregistration of On Command Common Stock after the Merger

      If the merger is completed, On Command common stock will be deregistered under the Securities Exchange Act of 1934 and will no longer be eligible for quotation on the OTC Bulletin Board.

Liberty Satellite/ Liberty Media Merger

      Liberty Media has also entered into a merger agreement with Liberty Satellite, pursuant to which Liberty Media would acquire all of the publicly held common stock of Liberty Satellite that it does not already beneficially own. In this separate merger transaction, unaffiliated holders of Liberty Satellite common stock will receive 0.2750 of a share of Series A common stock of Liberty Media in exchange for each share of Liberty Satellite common stock that they own. This exchange ratio has been fixed and will not be adjusted for changes in the price of Liberty Media’s or Liberty Satellite’s common stock. In connection with the Liberty Satellite/ Liberty Media merger, a total of approximately 1,893,726 shares of Liberty Media Series A common stock will be issued or issuable in exchange for outstanding shares of Liberty Satellite common stock and upon exercise of options or other rights to acquire shares of Liberty Satellite common stock outstanding at the time of the merger. The obligations of the parties to complete each of the two respective mergers will not be contingent upon the completion of the other merger.

Certain Litigation

      Shortly after On Command’s announcement on April 2, 2003 of Liberty Media’s initial merger proposal, a putative class action lawsuit was filed on behalf of On Command stockholders in the Court of Chancery of the State of Delaware (the “Delaware Court”) against Liberty Media, On Command and members of the board of directors of On Command (the “Class Action Lawsuit”). The complaint alleges, among other things, that the defendants breached fiduciary and other duties in connection with Liberty Media’s proposal to acquire ownership of all issued and outstanding shares of On Command common stock. The complaint seeks a court order enjoining the proposed transaction, an award of unspecified damages and attorneys’ fees, the unwinding of any transaction consummated and various other equitable relief.

      Following settlement discussions between plaintiffs’ counsel and counsel for Liberty Media during late August and early September, the parties to the pending stockholder litigation agreed on and executed a memorandum of understanding on September 9, 2003 to reflect a proposed settlement of the litigation. The parties also agreed, subject to the conditions described below, to enter into a settlement agreement, cooperate in public disclosures related to the settlement and use best efforts to gain approval of the settlement by the Delaware courts. Without any admission of fault by the defendants, the memorandum of understanding contemplates a dismissal of all claims with prejudice and a release in favor of all defendants of any and all claims related to the proposed transaction that have been or could have been asserted by the plaintiffs or any members of the purported class consisting of all record and beneficial holders of On Command common stock from April 2, 2003 through the completion of the merger. These dismissed claims are referred to in this proxy statement/ prospectus as the settled claims.

      The proposed settlement is subject to numerous conditions, including the completion of confirmatory discovery, execution of a settlement agreement, a determination by Liberty Media that the dismissal of the litigation in accordance with the settlement agreement will result in the final release with prejudice of the settled claims, final approval of the settlement by the Delaware courts and completion of the merger. Because the proposed settlement is subject to consummation of the merger and other conditions described above, any settlement will not be final at the time you will be asked to vote on the merger.

      If the parties to the litigation do not proceed with the proposed settlement, or in the event that the proposed settlement ultimately is not approved by the Delaware courts, the litigation could proceed and plaintiffs could seek the relief sought in their complaints, including rescission of the merger or an award of damages in favor of On Command stockholders in any plaintiff class that might be certified.

THE MERGER AGREEMENT

      The following description of the merger agreement is qualified in its entirety by reference to the complete text of the merger agreement, which is incorporated by reference herein and a copy of which is annexed to this proxy statement/ prospectus as Annex I.

General Structure; Effective Time

      The merger agreement provides that, upon the terms and subject to the conditions of the merger agreement, ONCO Acquisition Co. will merge with and into On Command, with On Command being the surviving corporation. In the merger, which will become effective on the date and at the time that a certificate of merger is accepted for filing by the Delaware Secretary of State in accordance with the applicable provisions of the Delaware corporate statute (or such later date and time as may be agreed to by Liberty Media and On Command and specified in the certificate of merger), stockholders of On Command will receive the consideration described below under “Consideration to be Received in the Merger.” The effective time of the merger will occur as soon as practicable after the last of the conditions described under “Conditions to the Merger” below, has been satisfied or waived by Liberty Media or On Command, as applicable. We expect the merger to become effective as soon as practicable following the special meeting of stockholders. However, because the merger is subject to certain conditions, the merger may occur on any date thereafter, or not at all.

      As a result of the merger, Liberty Media will acquire all of the common stock of On Command that is not already beneficially owned by ONCO Acquisition Co., Liberty Media and its wholly-owned subsidiaries or Liberty Satellite and its wholly-owned subsidiaries. The merger agreement provides that:

•	the On Command certificate of incorporation will remain as the certificate of incorporation of On Command after the merger until thereafter amended in accordance with the terms thereof and the Delaware corporate statute;

•	On Command’s bylaws will remain as the bylaws of On Command after the merger until thereafter amended in accordance with the terms thereof, the certificate of incorporation of On Command and the Delaware corporate statute; and

•	the parties will take appropriate action to ensure that the directors of ONCO Acquisition Co. and the officers of On Command at the effective time of the merger will, from and after the effective time of the merger, be the directors and officers of On Command after the merger until their respective successors are duly elected or appointed and qualified in accordance with the certificate of incorporation and bylaws of On Command, or as otherwise provided by applicable law.

Consideration to be Received in the Merger

      Liberty Media Series A Common Stock. At the effective time of the merger, each holder of shares of On Command common stock (other than Liberty Media, ONCO Acquisition Co., Liberty Satellite, wholly-owned subsidiaries of Liberty Media and Liberty Satellite, and shares held in treasury of On Command) who has not properly exercised appraisal rights, will be entitled to receive a fraction of a share of Liberty Media Series A common stock for each share of On Command common stock held immediately prior to the merger equal to the exchange ratio described under “Exchange Ratio” below. Liberty Media will not issue fractional shares of Liberty Media Series A common stock in the merger. Instead, if any holder of On Command common stock would be entitled to receive a number of shares of Liberty Media Series A common stock that includes a fraction, then in lieu of a fractional share, the stockholder will be entitled to receive cash in an amount determined by multiplying the fraction by the current market value of a whole share of Liberty Media Series A common stock and rounding the product to the nearest whole cent. The “current market value” of a share of Liberty Media Series A common stock means, for this purpose, the average of the last reported sale prices of a share of Liberty Media Series A common stock on the New York Stock Exchange for the period of five consecutive trading days prior to the last full trading day preceding the closing date of the merger.

      Exchange Ratio. The exchange ratio is 0.166 of a share of Series A common stock of Liberty Media for each share of On Command common stock subject to certain adjustments described below based on the trading price of Liberty Media Series A common stock. If the implied value of the exchange ratio in the merger is less than $1.90 or more than $2.10 per share of On Command common stock, based on the average closing price of the Liberty Media Series A common stock for the five trading days ending on the third trading day prior to the closing of the merger, then the exchange ratio will be adjusted upward or downward, as applicable, to yield an implied value of $1.90 or $2.10 per share, respectively, based on such average closing price. However, if the average closing price of Liberty Media Series A common stock over such period is less than $10.00 per share, the exchange ratio will be capped at 0.190, subject to (i) the right of On Command to terminate the merger agreement and abandon the merger, if the exchange ratio is so capped, and (ii) the right of Liberty Media to increase the exchange ratio above 0.190, to yield an implied value of $1.90 per share of On Command common stock, in which case the merger agreement will not be terminated and the merger will be consummated at such increased exchange ratio. Any decision of the On Command board of directors to terminate the merger agreement as described above would be made by vote of the On Command independent directors. If the average closing price of Liberty Media Series A common stock over the relevant period is less than $10.00 per share and On Command does not elect to terminate the merger agreement, or if the price of Liberty Media Series A common stock on the closing date of the merger is less than the average price used to calculate any adjustment to the exchange ratio under the merger agreement, then on the closing date the Liberty Media Series A common stock you receive in the merger could be worth less than $1.90 per share of On Command common stock converted in the merger.

      By way of illustration, the following table provides examples of the exchange ratio calculated at various hypothetical average closing prices of a Liberty Media Series A common share over a five trading day period and the corresponding implied value of the merger consideration per share of On Command common stock. The table below assumes that the On Command independent directors do not elect to terminate the merger agreement if the five-day average used to calculate the exchange ratio is less than $10.00 per share.

Five-Day Average	Exchange Ratio	Implied Value

$9.00(1)	0.190	$1.71
$9.50(2)	0.190	$1.81
$10.00	0.190	$1.90
$11.00	0.173	$1.90
$11.45	0.166	$1.90
$12.00	0.166	$1.99
$12.65	0.166	$2.10
$14.00	0.150	$2.10

(1)	If the On Command independent directors did elect to terminate the merger agreement because the five-day average is less than $10.00 per share, then Liberty Media, in its sole discretion, could elect to increase the exchange ratio to 0.211, which would yield an implied value of $1.90 per share.

(2)	If the On Command independent directors did elect to terminate the merger agreement because the five-day average is less than $10.00 per share, then Liberty Media, in its sole discretion, could elect to increase the exchange ratio to 0.200, which would yield an implied value of $1.90 per share.

      Treatment of On Command Stock Options and Restricted Stock. On Command’s outstanding stock options issued under the Amended and Restated On Command 1996 Key Employee Stock Option Plan and the Amended and Restated On Command 1997 Non-Employee Directors Stock Plan, as amended, and other stock options not issued under that plan, will each be converted into rights to acquire Liberty Media Series A common stock. Converted stock options will be exercisable with respect to the number of shares of Liberty Media Series A common stock determined by multiplying the number of underlying shares of On Command common stock on the effective date of the merger by the exchange ratio, rounded up to the nearest whole share. The exercise price per share of Liberty Media Series A common stock issuable under each converted stock option will be calculated by dividing the exercise price of the option before the merger by the exchange ratio, rounded down to the nearest whole cent. It is a condition to the obligations of Liberty Media under the merger agreement that the On Command board of directors adopt a resolution stating that the transactions contemplated by the merger agreement do not constitute a change of control under provisions applicable to options to purchase On Command common stock.

      In addition, each restricted share of On Command common stock issued under or outside of the On Command plans will be converted into restricted shares of Liberty Media Series A common stock at the exchange ratio, rounded up to the nearest whole share. Each restricted share of Liberty Media Series A common stock issued to holders of On Command restricted stock will remain subject to the same restrictions applicable to such share prior to the merger.

      Effect of the Merger on On Command Preferred Stock. All shares of On Command Series A, B, C and D preferred stock that are issued and outstanding immediately prior to the merger will remain outstanding after the merger, except for any shares of Series A preferred stock held by those stockholders who exercise their statutory dissenters’ rights of appraisal. All outstanding shares of Series A preferred stock are currently held by the former Chairman of the Board and Chief Executive Officer of On Command, Jerome H. Kern, who is also a director of Liberty Media. All outstanding shares of Series B, C and D preferred stock are currently held by Ascent Entertainment Group, Inc., a wholly owned subsidiary of Liberty Satellite. The Liberty Satellite board of directors has authorized Liberty Satellite to waive any dissenters’ rights of appraisal that it has with respect to the On Command Series B, C and D preferred stock that it beneficially owns. Liberty Satellite is not subject to any binding agreement to waive its dissenters’ rights of appraisal, and there can be no assurance that the board of directors of Liberty Satellite will not revoke such authorization prior to the special meeting. The terms of On Command’s Series A preferred stock provide that, after the merger, each share of Series A preferred stock will no longer be convertible into 100 shares of On Command common stock, but instead will be convertible into the number of shares of Liberty Media Series A common stock equal to 100 multiplied by the exchange ratio. After the merger, each share of On Command Series D preferred stock will continue to be convertible into On Command common stock. For additional information on the On Command preferred stock, please see the section entitled “Comparison of Stockholder Rights,” on page 58.

      ONCO Acquisition Co. Capital Stock. At the effective time of the merger, the shares of capital stock of ONCO Acquisition Co. outstanding immediately prior to the effective time of the merger will be converted into a number of shares of common stock of On Command (as the surviving corporation in the merger) equal to the number of shares of On Command common stock which are exchanged for Liberty Media Series A common stock plus the number of shares of On Command’s common stock and Series A preferred stock (as if such shares were converted into On Command common stock immediately prior to the effective time of the merger) held by those stockholders who exercise their statutory dissenters’ rights of appraisal. As a result, Liberty Media will acquire all of the common stock of On Command that is not beneficially owned by Liberty Media and its subsidiaries, including Liberty Satellite.

      On Command Common Stock Held by Liberty Satellite. At the effective time of the merger, each share of common stock of On Command owned by Liberty Satellite or any wholly-owned subsidiary of Liberty Satellite will remain as an issued and outstanding share of common stock of On Command, as the surviving corporation.

      Certain Adjustments. If, prior to the effective time of the merger, the Liberty Media Series A common stock is recapitalized or reclassified or Liberty Media effects any stock dividend, stock split, or reverse stock split of Liberty Media Series A common stock or otherwise effects any transaction that changes the Liberty Media Series A common stock into any other securities (including securities of another corporation), then the shares of Liberty Media Series A common stock to be delivered in the merger to the holders of On Command common stock will be appropriately and equitably adjusted to the kind and amount of shares of stock and other securities and property that the holders of the shares of Liberty Media Series A common stock would have been entitled to receive had the shares been issued and outstanding as of the record date for determining stockholders entitled to participate in such corporate event.

      Exchange of Shares. Promptly after the effective time of the merger, transmittal letters will be mailed to each holder of record of shares of On Command common stock to be used in forwarding his or her certificates evidencing such shares for surrender and exchange for certificates evidencing the shares of Liberty Media Series A common stock to which he or she has become entitled and, if applicable, cash in lieu of a fractional share of Liberty Media Series A common stock. After receipt of this transmittal letter, each holder of certificates formerly representing On Command common stock should surrender such certificates to the exchange agent designated in the transmittal letter, and each such holder will receive in exchange therefor certificates evidencing the number of whole shares of Liberty Media Series A common stock to which he or she is entitled and a check for any cash that may be payable in lieu of a fractional share of Liberty Media Series A common stock. These transmittal letters will be accompanied by instructions specifying other details of the exchange.

      Stockholders should not send in their certificates until they receive a transmittal letter.

      After the effective time of the merger, except for holders of On Command common stock who exercise their statutory dissenters’ rights of appraisal, each certificate evidencing On Command common stock (other than certificates evidencing shares held directly by On Command in its treasury or shares owned of record by ONCO Acquisition Co., Liberty Media, Liberty Satellite or any wholly-owned subsidiary of Liberty Media or Liberty Satellite), until so surrendered and exchanged, will be deemed, for all purposes, to evidence only the right to receive the number of shares of Liberty Media Series A common stock that the holder of the certificate is entitled to receive and the right to receive any cash payment in lieu of a fractional share of Liberty Media Series A common stock. The holder of the unexchanged certificate will not be entitled to receive any dividends or other distributions payable by Liberty Media until the certificate is surrendered. Subject to applicable laws, these dividends and distributions, if any, will be accumulated and, at the time of the surrender, all such unpaid dividends and distributions, together with any cash payment in lieu of a fractional share of Liberty Media Series A common stock, will be paid, without interest.

Regulatory Approvals; Conditions to the Merger.

      Regulatory Approvals. We are not aware of any material regulatory requirements applicable to the merger under any U.S. state or federal law or regulation, other than any requirements under applicable federal and state securities laws and regulations and Delaware corporate law.

      Conditions of all Parties. The respective obligations of On Command, Liberty Media and ONCO Acquisition Co. to consummate the transactions contemplated by the merger agreement are subject to the satisfaction or, where permissible, waiver of the following conditions:

•	adoption of the merger agreement and approval of the merger by the requisite vote of the stockholders of On Command at the special meeting;

•	effective registration under the Securities Act of 1933 of the shares of Liberty Media Series A common stock to be issued in connection with the merger and receipt of all state securities law permits and authorizations necessary to carry out the transactions contemplated by the merger agreement; and

•	the absence of any effective permanent or preliminary injunction or similar order issued by a court or other governmental entity of competent jurisdiction preventing consummation of the transactions contemplated by the merger agreement as provided therein or permitting such consummation only subject to any condition or restriction that has or would have a material adverse effect on On Command.

      Conditions of Liberty Media and ONCO Acquisition Co.. The obligations of Liberty Media and ONCO Acquisition Co. to consummate the transactions contemplated by the merger agreement are also subject to the satisfaction or waiver of the following conditions:

•	the material accuracy of the representations and warranties and the performance, in all material respects, of the obligations, agreements and covenants made by On Command in the merger agreement;

•	receipt of certain closing certificates from On Command;

•	no action having been taken, nor any statute, rule, regulation, order, judgment or decree proposed, enacted, issued, enforced or deemed applicable by any foreign or United States federal, state or local governmental entity, and the absence of any pending or threatened action, suit or proceeding, that (i) makes or may make the transactions contemplated by the merger agreement illegal or imposes or may impose material damages or penalties in connection therewith, (ii) requires or may require the divestiture of a material portion of the business of Liberty Media or any of its subsidiaries, (iii) imposes or may impose material limitations on the ability of Liberty Media effectively to exercise full rights of ownership of shares of capital stock of On Command or makes the holding by Liberty Media of any such shares illegal or subject to any materially burdensome requirement or condition, (iv) requires or may require Liberty Media, On Command or any of their respective material subsidiaries or affiliates to refrain from engaging in any material business if the merger is consummated, or (v) materially increases Liberty Media’s liabilities or obligations arising out of the merger agreement, the merger, or any transactions contemplated in connection therewith;

•	receipt of all material governmental and applicable third party consents, approvals and authorizations;

•	a material adverse effect on the business, properties, operations, or financial condition of On Command and its subsidiaries taken as a whole or on On Command’s ability to consummate the merger, shall not have occurred since the date of the merger agreement; and

•	adoption of a resolution by On Command stating that the transactions contemplated by the merger agreement do not constitute a change of control under provisions applicable to options to purchase On Command common stock.

      Conditions of On Command. The obligation of On Command to consummate the transactions contemplated by the merger agreement is also subject to the satisfaction or waiver of the following conditions:

•	the material accuracy of the representations and warranties and the performance, in all material respects, of the obligations, agreements and covenants made by Liberty Media and ONCO Acquisition Co. in the merger agreement;

•	receipt of certain closing certificates from Liberty Media;

•	no action having been taken, nor any statute, rule, regulation, order, judgment or decree proposed, enacted, issued, enforced or deemed applicable by any foreign or United States federal, state or local governmental entity, and the absence of any pending or threatened action, suit or proceeding, that (i) makes or may make the merger agreement, the merger or any of the other transactions contemplated by the merger agreement illegal or may impose material damages or penalties in connection therewith, or (ii) has or, in the reasonable judgment of On Command, assuming consummation of the merger, is reasonably likely to have a material adverse effect on the business, properties, operations or financial condition of Liberty Media and its subsidiaries (including On Command and its subsidiaries), taken as a whole;

•	receipt of all material governmental consents, approvals and authorizations; and

•	the shares of Liberty Media Series A common stock that will be issued in connection with the merger must be authorized for listing on the New York Stock Exchange, subject only to official notice of issuance.

Covenants

      Certain Covenants by On Command. On Command has agreed, except as permitted, required or specifically contemplated by the merger agreement or consented to in writing by Liberty Media, to conduct, and to cause each of its subsidiaries to conduct, its business, in the ordinary and usual course consistent with past practice, and to use its reasonable efforts to preserve intact its business organization, to preserve its licenses and other permits in full force and effect, to keep available the services of its present officers and key employees and to preserve the good will of those with which it has business relationships. On Command has also agreed that except as permitted, required or specifically contemplated by the merger agreement or consented to in writing by Liberty Media, it will not and will not permit any of its subsidiaries to, prior to the effective time of the merger:

•	amend its certificate of incorporation or bylaws or other governing instrument or document;

•	authorize for issuance, issue, grant, sell, deliver, dispose of, pledge or otherwise encumber any shares of its capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of its capital stock or other equity or voting interests, or any rights, options, warrants, calls, commitments or other agreements of any character to purchase or acquire any shares of its capital stock or other equity or voting interests, or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of its capital stock or other equity or voting interests, subject to certain specified exceptions;

•	split, combine, subdivide or reclassify the outstanding shares of its capital stock or other equity or voting interests, or declare, set aside for payment or pay any dividend, or make any other actual constructive or deemed distribution in respect of any shares of its capital stock or other equity or voting interests, or otherwise make any payments to stockholders or owners of equity or voting interests in their capacity as such (other than dividends or distributions paid by any wholly-owned subsidiary of On Command to On Command or another wholly-owned subsidiary);

•	redeem, purchase or otherwise acquire, directly or indirectly, any outstanding shares of capital stock or other securities or equity or voting interests of On Command or any subsidiary of On Command, subject to certain specified exceptions;

•	make any other changes in its capital or ownership structure;

•	sell or grant a lien with respect to any stock, equity or partnership interest owned by it in any subsidiary of On Command;

•	enter into or assume any contract, agreement, obligation, commitment or arrangement with respect to any of the foregoing; or

•	take certain other actions outside of the ordinary course of business.

      In addition, On Command has agreed that it will not, and it will not permit its officers, directors, representatives and agents to, directly or indirectly, (i) take any action to solicit, initiate or knowingly encourage the submission of any offer or proposal concerning a tender offer, exchange offer, merger, share exchange, recapitalization, consolidation or other similar business combination, or a direct or indirect acquisition in any manner of a significant equity interest in, or a substantial portion of the assets of, On Command (each, an “Acquisition Proposal”) or (ii) engage in discussions or negotiations with any person to facilitate an Acquisition Proposal. However, On Command may engage in discussions or negotiations with, and furnish nonpublic information or access to, any person in response to an unsolicited Acquisition Proposal, if (y) it has complied with the foregoing non-solicitation covenant and (z) the On Command board of directors determines in good faith after consultation with counsel that it is necessary to do so in order to discharge its fiduciary duties under applicable law. On Command must notify Liberty Media of, and keep it informed of any developments with respect to, an Acquisition Proposal.

      Certain Covenants by Liberty Media. Pursuant to the merger agreement, Liberty Media has agreed, in its capacity as a beneficial owner of On Command common and preferred stock, to use commercially reasonable efforts to cause the On Command stock beneficially owned by it to be voted at the special meeting in favor of the proposal to adopt the merger agreement.

Indemnification

      The merger agreement provides that, from and after the effective time of the merger, On Command (as the surviving corporation in the merger) will indemnify, defend and hold harmless the present and former directors and officers of On Command and any of its subsidiaries (when acting in such capacity), and any person who is or was serving at the request of On Command as a director or officer of another entity (when acting in such capacity) (collectively, the “Indemnified Parties”) against all losses, claims, damages, costs, expenses (including fees and expenses of counsel properly retained by an Indemnified Party under the merger agreement), liabilities or judgments or amounts that are paid in settlement with the approval of On Command (which approval shall not be unreasonably withheld or delayed) of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person was at any time prior to the effective time of the merger a director or officer of On Command, pertaining to any matter existing or occurring at or prior to the effective time of the merger and whether asserted or claimed prior to, at or after the effective time of the merger (“Indemnified Liabilities”) to the full extent that (x) a corporation is permitted under Delaware law to indemnify or advance expenses to its own directors or officers, as the case may be, (y) such Indemnified Party would have been entitled to be indemnified by On Command, if such Indemnified Party was a director or officer of On Command, with respect to the Indemnified Liabilities in question under the On Command certificate of incorporation and On Command’s bylaws as in effect on September 9, 2003 and under any indemnification agreement with On Command in a form disclosed to Liberty Media prior to the date of the merger agreement and (z) such indemnification otherwise is permitted by applicable law.

Listing of Liberty Media Series A Common Stock

      Liberty Media will use reasonable efforts to cause the shares of Liberty Media Series A common stock that will be issued in the merger (including shares issued in connection with On Command’s options converted in the merger) to be authorized for listing on the New York Stock Exchange, subject to official notice of issuance, before completing the merger. The merger will not be completed before the authorization is obtained.

Termination, Amendment and Waiver

      Termination. The merger agreement may be terminated and the merger abandoned at any time prior to the effective time of the merger, whether before or after adoption of the merger agreement by the stockholders of On Command, by:

•	mutual consent of On Command and Liberty Media;

•	either On Command, on the one hand, or Liberty Media and ONCO Acquisition Co., on the other hand, if (i) the merger has not been consummated before March 31, 2004, unless this failure is due to the failure of the party seeking to terminate the merger agreement to perform any of its obligations thereunder, (ii) there has been a material breach of any representation, warranty, covenant or agreement on the part of the other party (or by ONCO Acquisition Co., if the party seeking to terminate the merger agreement is On Command) contained in the merger agreement and this breach is incapable of being cured, (iii) any court of competent jurisdiction or other competent governmental authority has issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the merger and this action has become final and nonappealable, or (iv) the required adoption of the merger agreement by the stockholders of On Command has not been duly obtained, provided the terminating party has complied with its obligations contained in the merger agreement regarding the special meeting and applicable Securities and Exchange Commission filings; or

•	Liberty Media or On Command, if the On Command board of directors has withdrawn or modified in any manner adverse to Liberty Media its recommendation to On Command stockholders regarding the adoption of the merger agreement and approval of the merger; or

•	On Command (upon a determination of its independent directors) if the implied value of the exchange ratio, as adjusted pursuant to the terms of the merger agreement, is less than $1.90 per share, based on the average closing price of Liberty Media Series A common stock during the five trading days ending on the third trading day prior to the closing of the merger, unless Liberty Media elects to increase the exchange ratio to yield an implied value per share of On Command common stock of $1.90.

      In the event of termination of the merger agreement by either On Command or Liberty Media as provided above, the merger agreement will become void and there will be no liability or obligation on the part of Liberty Media, ONCO Acquisition Co., On Command or their respective affiliates, stockholders, officers, directors, agents or representatives (other than under certain specified provisions of the merger agreement which will survive the termination thereof and other than to the extent this termination results from the willful breach by Liberty Media, ONCO Acquisition Co. or On Command of any of its respective representations, warranties, covenants or agreements contained in the merger agreement).

      Amendment and Waiver. On Command and Liberty Media may amend the merger agreement, by action taken or authorized by their respective boards of directors, at any time prior to the effective time of the merger, either before or after adoption by the stockholders of On Command of the merger agreement, except that after the adoption by the stockholders of On Command, no amendment may be made that by law requires further approval by such stockholders without such further approval. At any time prior to the effective time of the merger, either On Command or Liberty Media, by action taken or authorized by such party’s board of directors, may, to the extent legally allowed, extend the time specified in the merger agreement for the performance of any of the obligations of the other party, waive any inaccuracies in the representations and warranties of the other party contained in the merger agreement or in any document delivered pursuant thereto, waive compliance by the other party with any of the agreements or covenants of such other party contained in the merger agreement or waive any condition to such waiving party’s obligation to consummate the transactions contemplated by, or other obligations under, the merger agreement.

Certain Restrictions on Resale of Liberty Media Series A Common Stock

      All shares of Liberty Media Series A common stock received by On Command stockholders in the merger will be registered under the Securities Act of 1933 and freely transferable under the federal securities laws, except that any such shares received by persons who are deemed “affiliates” (as this term is defined under the Securities Act of 1933) of On Command prior to the merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act of 1933 (or Rule 144 in the case of such persons who are or become affiliates of Liberty Media) or as otherwise permitted under the Securities Act of 1933. This proxy statement/ prospectus may also be used as a prospectus for the resale by affiliates of On Command of shares of Liberty Media Series A common stock acquired in the merger. Any such resale would be reflected in a supplement to this proxy statement/ prospectus or a post-effective amendment to the registration statement, as appropriate.

      Persons who may be deemed to be affiliates of On Command or Liberty Media generally include individuals or entities that control, are controlled by, or are under common control with such party and may include certain officers and directors of such party as well as principal stockholders of such party. The merger agreement requires On Command to use reasonable efforts to cause each of its affiliates to execute a written agreement to the effect that such person will not offer or sell or otherwise dispose of any of the shares of Liberty Media Series A common stock issued to such person in or pursuant to the merger in violation of the Securities Act of 1933 or the rules and regulations promulgated by the Securities and Exchange Commission thereunder.

APPRAISAL RIGHTS OF DISSENTING STOCKHOLDERS

      If the merger is consummated, holders of On Command common stock on the date of making a demand for appraisal, as described below, will be entitled to have the fair value of those shares appraised by the Delaware Court of Chancery under Section 262 of the Delaware corporate statute and to receive payment for the “fair value” of those shares instead of the merger consideration. In order to be eligible for such appraisal rights, however, a stockholder must (1) continue to hold such stockholder’s shares through the effective date of the merger; (2) strictly comply with the procedures described in Section 262 and (3) not have voted in favor of the merger (a stockholder’s vote against the merger, including as a result of a failure to vote, will not in and of itself constitute a waiver or exercise of his or her appraisal rights).

      Holders of On Command preferred stock will also be entitled to exercise their statutory dissenters’ rights of appraisal. All outstanding shares of Series A preferred stock are currently held by the former Chairman of the Board and Chief Executive Officer of On Command, Jerome H. Kern, who is also a director of Liberty Media. All outstanding shares of Series B, C and D preferred stock are currently held by Ascent Entertainment Group, Inc., a wholly owned subsidiary of Liberty Satellite. The Liberty Satellite board of directors has authorized Liberty Satellite to waive any dissenters’ rights of appraisal that it has with respect to the On Command common stock and Series B, C and D preferred stock that it beneficially owns. Liberty Satellite is not subject to any binding agreement to waive its dissenters’ rights of appraisal, and there can be no assurance that the board of directors of Liberty Satellite will not revoke such authorization prior to the special meeting.

      The statutory right of appraisal granted by Section 262 requires strict compliance with the procedures set forth in Section 262. Failure to follow any of these procedures may result in a termination or waiver of appraisal rights under Section 262. The following is a summary of the principal provisions of Section 262.

      The following summary is not a complete statement of Section 262 of the Delaware corporate statute, and is qualified in its entirety by reference to Section 262, which is incorporated in this proxy statement/ prospectus by reference, together with any amendments to the laws that may be adopted after the date of this proxy statement/ prospectus. A copy of Section 262 is attached as Annex II to this proxy statement/ prospectus.

      Notice Requirements. Under Section 262, not less than 20 days prior to the date of the special meeting, On Command, as the surviving corporation, is required to mail to each On Command stockholder entitled to appraisal rights, a notice that appraisal rights are available to the stockholder. This notice must also include a copy of Section 262. This proxy statement/ prospectus constitutes your notice of appraisal rights as required under Section 262, including your notice as to the time periods in which you have to exercise those rights No further notice as to time restrictions on your appraisal rights will be given. It was mailed to the stockholders of On Command on or about November 4, 2003.

      Demand for Appraisal. In order to exercise appraisal rights, a stockholder must, before the taking of the vote on the merger agreement and the merger at the special meeting, demand in writing from the surviving corporation, On Command, an appraisal of the stockholder’s shares of On Command stock. This demand will be sufficient if it reasonably informs On Command of the identity of the stockholder and that the stockholder intends to demand an appraisal of the fair value of the stockholder’s shares of On Command stock. Failure to make this demand on or before the taking of the vote on the merger agreement and the merger at the meeting will foreclose a stockholder’s rights to appraisal. A stockholder’s vote against the merger agreement and the merger, including as a result of a failure to vote, will not in and of itself constitute a waiver or exercise of his or her appraisal rights. All demands should be delivered to On Command and addressed as follows: On Command Corporation, 4610 South Ulster Street, 6th Floor, Denver, Colorado 80237, Attention: Corporate Secretary.

      Only a record holder of shares of On Command stock on the date of making a written demand for appraisal who continuously holds those shares through the time of the merger is entitled to seek appraisal. Demand for appraisal must be executed by or for the holder of record, fully and correctly, as that holder’s name appears on the holder’s stock certificates representing shares of On Command stock. If On Command stock is owned of record in a fiduciary capacity by a trustee, guardian or custodian, the demand should be made in that capacity. If On Command stock is owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be made by or for all owners of record.

      An authorized agent, including an agent for one or more joint owners, may execute the demand for appraisal for a holder of record; that agent, however, must identify the record owner or owners and expressly disclose in the demand that the agent is acting as agent for the record owner or owners of the shares. If a stockholder holds shares of On Command stock through a broker who in turn holds the shares through a central securities depository nominee such as Cede & Co., a demand for appraisal of such shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record holder.

      A record holder such as a broker, fiduciary, depository or other nominee who holds shares of On Command stock as a nominee for more than one beneficial owner, some of whom desire to demand appraisal, may exercise appraisal rights on behalf of those beneficial owners with respect to the shares of On Command stock held for those beneficial owners. In that case, the written demand for appraisal should state the number of shares of On Command stock covered by it. Unless a demand for appraisal specifies a number of shares, the demand will be presumed to cover all shares of On Command stock held in the name of the record owner.

      This proxy statement/ prospectus constitutes statutory notice that beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply with the statutory requirements with respect to the exercise of appraisal rights before the taking of the vote on the merger agreement and the merger at the special meeting.

      Within 10 days of the effective date of the merger, On Command must notify each stockholder whose demand for appraisal complies with Section 262 and who has not voted in favor of the merger of the date that the merger has become effective.

      Filing of Petition. Within 120 days after the effective date of the merger, any stockholder who has complied with the applicable provisions of Section 262 will be entitled, upon written request, to receive from On Command a statement setting forth the aggregate number of shares of stock with respect to which demands for appraisal were received by On Command and the number of holders of these shares.

      On Command must mail this statement within ten days after it receives the written request or within ten days after the expiration of the period for the delivery of demands as described above, whichever is later.

      Within 120 days after the effective date of the merger, the surviving corporation or any stockholder who has complied with the requirements of Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of On Command stock held by all stockholders seeking appraisal. A dissenting stockholder must serve a copy of the petition on On Command. If no petition is filed within the 120-day period, the rights of all dissenting stockholders to appraisal will cease.

      Stockholders seeking to exercise appraisal rights should not assume that the surviving corporation will file a petition with respect to the appraisal of the fair value of their shares or that the surviving corporation will initiate any negotiations with respect to the fair value of those shares. The surviving corporation is under no obligation to, and has no present intention to, take any action in this regard. Accordingly, stockholders who wish to seek appraisal of their shares should initiate all necessary action with respect to the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. Failure to file the petition on a timely basis will cause the stockholder’s right to an appraisal to cease.

      Hearing in Chancery Court. If a petition for an appraisal is filed in a timely manner, at the hearing on the petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and will appraise the shares of On Command stock owned by those stockholders. The Delaware Court of Chancery may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their stock certificates to the Register in Chancery for notation on such certificates of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Delaware Court of Chancery may dismiss the proceedings as to such stockholder. The court will determine the fair value of those shares, taking into account all relevant circumstances, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, to be paid, if any, upon the fair value. The Delaware Court of Chancery may determine the cost of the appraisal proceeding and assess it against the parties as the court deems equitable.

      Neither Liberty Media nor On Command makes any representation as to the outcome of the appraisal of fair value as determined by the court and stockholders should recognize that such an appraisal could result in a determination of a value that is higher or lower than, or the same as, the merger consideration. Liberty Media does not anticipate offering more than the merger consideration to any stockholder exercising appraisal rights and reserves the right to assert, in any appraisal proceeding, that, for purposes of Section 262, the “fair value” of a share of On Command common stock is less than the merger consideration.

      Expenses. Each dissenting stockholder is responsible for his or her attorneys’ and expert witness expenses, although upon application of a dissenting stockholder, the court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding (including, without limitation, reasonable attorney’s fees and the fees and expenses of experts) be charged pro rata against the value of all shares of On Command stock entitled to appraisal. In the absence of a court determination or assessment, each party bears its own expenses.

      No Right to Vote or Receive Dividends. Any stockholder who has demanded appraisal in compliance with Section 262 will not, after the merger, be entitled to vote such stock for any purpose or receive payment of dividends or other distributions, if any, on On Command stock, except for dividends or distributions, if any, payable to stockholders of record at a date prior to the merger.

      Withdrawal. A stockholder may withdraw a demand for appraisal and accept Liberty Media Series A stock at any time within 60 days after the effective date of the merger, or thereafter may withdraw a demand for appraisal with the written approval of On Command. Notwithstanding the foregoing, if an appraisal proceeding is properly instituted, it may not be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and any such approval may be conditioned on the Court of Chancery’s deeming the terms to be just. If, after the merger, a holder of On Command common stock who had demanded appraisal for his shares fails to perfect or loses his right to appraisal, those shares will be treated as if they were converted into Liberty Media Series A common stock at the time of the merger.

      Because a stockholder that fails to comply entirely with the strict requirements of the Delaware corporate statute may lose such stockholder’s right to an appraisal, any On Command stockholder who is considering exercising appraisal rights should promptly consult a legal advisor.

COMPARISON OF STOCKHOLDER RIGHTS

      As a stockholder of On Command, your rights are governed by On Command’s certificate of incorporation and bylaws. After completion of the merger, unless you exercise your appraisal rights, you will become a stockholder of Liberty Media. As a Liberty Media stockholder, your rights will be governed by Liberty Media’s certificate of incorporation and bylaws. On Command and Liberty Media are each incorporated under the laws of the State of Delaware and accordingly, your rights as a stockholder will continue to be governed by the Delaware corporate statute after completion of the merger.

      This section of the proxy statement/ prospectus describes certain differences between the rights of holders of On Command common stock and Liberty Media common stock. This description is only a summary and may not contain all of the information that is important to you. You should carefully read this entire document and the other documents we refer to for a more complete understanding of the differences between being a stockholder of On Command and being a stockholder of Liberty Media.

Common Stock

      On Command has one class of common stock issued and outstanding and Liberty Media has Series A and Series B common stock issued and outstanding. On Command has authorized 150 million shares of common stock, and Liberty Media has authorized 4,400 million shares of common stock. As of September 30, 2003, there were approximately 30,822,340 shares of On Command common stock outstanding and an aggregate of approximately 2,866,196 shares of On Command common stock reserved for issuance upon exercise of stock, options and restricted stock awards. As of September 30, 2003, there were approximately 2,903,411,428 shares of Liberty Media common stock outstanding (2,691,592,652 shares of Series A common stock and 211,818,776 shares of Series B common stock), and an aggregate of approximately 82,069,880 shares of Liberty Media Series A and Series B common stock reserved for issuance upon exercise of outstanding options and warrants.

Preferred Stock

      On Command has authorized ten million shares of preferred stock, par value $0.01 per share. Of On Command’s preferred stock, 13,500 shares are designated as Convertible Participating Preferred Stock, Series A; 15,000 shares are designated as Cumulative Redeemable Preferred Stock, Series B; 10,000 shares are designated as Cumulative Redeemable Preferred Stock, Series C; and 60,000 shares are designated as Cumulative Convertible Redeemable Preferred Stock, Series D. As of September 30, 2003, there were 13,500 shares of Series A preferred stock, 15,000 shares of Series B preferred stock, 10,000 shares of Series C preferred stock, and 60,000 shares of Series D preferred stock outstanding.

      Liberty Media has authorized 50 million shares of preferred stock, none of which were outstanding as of September 30, 2003.

Conversion

      Each share of Series A preferred stock of On Command is convertible, at the option of the holder, into 100 shares of common stock of On Command, subject to certain customary adjustments. After the merger, each share of On Command Series A preferred stock will no longer be convertible into 100 shares of On Command common stock, but instead will be convertible into the number of shares of Liberty Media Series A common stock equal to 100 multiplied by the exchange ratio, subject to certain customary adjustments. Additionally, each share of Series A preferred stock will automatically convert into 100 shares of On Command common stock, or shares of Liberty Media Series A common stock after the merger, as the case may be, upon the satisfaction of all obligations under that certain promissory note in the aggregate principal amount of $21,080,250 made by Jerome H. Kern, the holder of all 13,500 authorized shares of the Series A preferred stock, to On Command, subject to the receipt of any required governmental consents or approvals. The promissory note, unless accelerated earlier, will mature and become payable, together with accrued interest, on August 1, 2005. Interest on the promissory note accrues at a rate of 7% per annum, compounded quarterly. Upon the occurrence of certain events of default, the interest rate will increase to 9% per annum. The promissory note is non-recourse against Mr. Kern personally except for an amount equal to 25% of the principal of and accrued interest on the promissory note. In determining Mr. Kern’s personal liability under the promissory note, On Command must first proceed against the shares of On Command Series A preferred stock (or proceeds thereof) held as collateral for the promissory note, with such proceeds being applied first to the obligations for which Mr. Kern is personally liable. Neither the principal of nor interest on the promissory note may be prepaid.

      As of September 30, 2003, each share of Series D preferred stock of On Command is convertible, at the option of the holder, into 156.7337 shares of common stock of On Command, subject to certain customary adjustments. Neither the common stock, the Series B preferred stock nor the Series C preferred stock of On Command is convertible.

      Each share of Series B common stock of Liberty Media is convertible, at the option of the holder, into one share of Series A common stock of Liberty Media. The Series A common stock of Liberty Media is not convertible.

Voting Rights

      Subject to the voting rights provided by law or granted to any series of On Command preferred stock, all voting power is exclusively vested in the common stock. Holders of On Command common stock are entitled to one vote per share on all matters to be voted on by holders of common stock, except that there is cumulative voting in all elections of directors, subject to the termination of cumulative voting under the circumstances described below. The holders of On Command Series A and Series D preferred stock are entitled to vote on any matter on which the common stockholders are entitled to vote, with each share of Series A and Series D preferred stock entitled to the number of votes equal to the number of shares of On Command common stock into which each share of Series A or Series D preferred stock is convertible, which was 100 and 156.7337, respectively, as of September 30, 2003.

      Until the Termination Date (as defined below), each holder of shares of On Command common stock will be entitled at all elections of directors to a number of votes equal to the number of votes which (except for this provision as to cumulative voting) such holder would be entitled to cast for the election of directors with respect to such holder’s common stock multiplied by the number of directors to be elected, and such holder may cast all of such votes for a single director or may distribute them among the number to be voted for, or for any two or more of them as such holder sees fit. Upon the occurrence of the Termination Date, the holders of On Command common stock will no longer be entitled to cumulative voting rights with respect to the election of directors and, from and after the Termination Date, all directors will be elected by straight voting.

      “Termination Date” means the first date on which any “person” or related group (within the meaning of Rule 13d-3 or Rule 14d-2 promulgated under the Securities Exchange Act of 1934), including any “group” acting for the purpose of acquiring or disposing of securities (within the meaning of Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934), other than the Excluded Persons (as defined below), holds, directly or indirectly, more than 15% of the outstanding shares of capital stock of On Command entitled to vote generally in the election of directors (considered for this purpose as one class), and, for the purpose of this provision, all shares of On Command common stock issuable upon the exercise or conversion of all currently exercisable or convertible warrants, options or other securities held by such person or related group will be deemed to be outstanding and held by such person or related group.

      “Excluded Person” means each person holding On Command Video Corporation (“OCV”) common stock immediately prior to the merger of OCV and a subsidiary of On Command which was converted into On Command common stock, and any other person who, individually or collectively with its affiliates, received upon original issuance shares of On Command common stock and warrants that represent more than 5% of the Applicable Securities (as defined below).

      “Applicable Securities” means all shares of On Command common stock (including shares of common stock purchasable upon exercise of certain warrants) issued in connection with certain transactions among Ascent Entertainment Group, Inc., SpectraVision, Inc., the Official Creditors’ Committee for SpectraVision, Inc., Spectradyne, Inc. and other domestic subsidiaries of SpectraVision, Inc.

      The holders of Liberty Media Series A common stock are entitled to one vote for each share held, and the holders of Liberty Media Series B common stock are entitled to ten votes for each share held, on all matters voted on by stockholders, including elections of directors. Liberty Media does not provide for cumulative voting in the election of directors in its certificate of incorporation.

Liquidation and Dissolution

      In the event of liquidation, dissolution or winding up of On Command, the holders of On Command common stock, and in the event of liquidation, dissolution or winding up of Liberty Media, the holders of Series A common stock and Series B common stock of Liberty Media, respectively, will share equally, on a share for share basis, in the assets remaining for distribution to the common stockholders of the applicable corporation, after payment or provisions for payment of such corporation’s debts and liabilities and subject to prior payment in full of any preferential amounts to which the holders of such corporation’s preferred stock may be entitled. As of September 30, 2003 the aggregate liquidation preference of the On Command preferred stock was $104,669,561.

Classified Board of Directors

      Delaware law provides that a corporation’s board of directors may be divided into various classes with staggered terms of office. On Command’s certificate of incorporation and bylaws do not provide for a classified board of directors. The board of directors of Liberty Media is divided into three classes, as nearly equal in size as possible, with one class elected annually. The holders of a series of preferred stock of Liberty Media or On Command may be entitled to elect additional directors, if the certificate of designations, with respect to such series so provides. Directors of Liberty Media are elected for a term of three years, subject to the election and qualification of the director’s successor and to the director’s earlier death, resignation or removal.

Number of Directors

      On Command’s board of directors currently consists of seven directors. The number of directors on On Command’s board is determined by resolution of the board of directors or by the stockholders at the annual meeting, but cannot be fewer than seven. Liberty Media’s board of directors currently consists of nine directors. The number of directors on Liberty Media’s board is determined by resolution of the board of directors, but cannot be fewer than three.

Stockholder Action by Written Consent; Special Meetings

      The certificate of incorporation and bylaws of On Command provide that any action required or permitted to be taken at any annual or special meeting of On Command stockholders may be taken without a meeting, without prior notice and without a vote if a consent in writing setting forth the action so taken is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take that action at a meeting at which all shares entitled to vote on that action were present and voted, provided that such action shall not become effective until 20 days after notice to all stockholders as required by Section 228(e) of the Delaware corporate statute unless such action is approved by all of the stockholders of On Command. The certificate of incorporation and bylaws of Liberty Media, however, do not permit its stockholders to take action by written consent in lieu of a meeting of stockholders, except as otherwise provided in the terms of any series of preferred stock.

      Special meetings of the stockholders of On Command, for any purpose or purposes, unless otherwise provided by law, may be called by the chief executive officer and must be called by the chief executive officer or the secretary at the request in writing of a majority of the entire board of directors, or at the request in writing of stockholders owning at least a majority of the outstanding shares of capital stock of On Command entitled to vote generally in the election of directors (considered for this purpose as one class). The business transacted at any special meeting of the stockholders will be limited to the purposes stated in the notice for such meeting. Special meetings of stockholders of Liberty Media for any purpose or purposes may be called only by the Secretary of Liberty Media (1) upon written request of holders of not less than 66 2/3% of the total voting power of outstanding voting capital stock or (2) at the request of at least 75% of the members of the board then in office, except as otherwise required by law and subject to the rights of the holders of any series of preferred stock. No business other than that stated in the notice of special meeting shall be transacted at any special meeting.

Removal of Directors

      The certificate of incorporation of Liberty Media provides that, subject to the rights of any series of preferred stock, directors may be removed from office only for cause upon the affirmative vote of the holders of a least a majority of the total voting power of the then outstanding shares of Series A common stock, Series B common stock and any series of preferred stock entitled to vote at an election of directors, voting together as a single class.

      The certificate of incorporation of On Command provides that directors may be removed from office with or without cause by the holders of a majority of the outstanding shares of capital stock of On Command entitled to vote generally in the election of directors (considered for this purpose as one class), except that, prior to the Termination Date (as defined above), if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if cumulatively voted at an election of the entire board of directors. Notwithstanding the foregoing, and except as otherwise required by law, whenever the holders of any one or more series of On Command preferred stock have the right, voting separately as a class, to elect one or more directors of the corporation, such director or directors may not be removed by a majority of the outstanding shares of capital stock as provided above.

Actions Requiring Supermajority Vote

      The certificate of incorporation of Liberty Media provides that, subject to the rights of the holders of any series of preferred stock, the affirmative vote of the holders of at least 66 2/3% of the voting power of outstanding voting capital stock, voting together as a single class, is required for the following corporate actions:

•	to amend, alter or repeal any provision of the certificate of incorporation or the addition or insertion of other provisions in the certificate, unless (1) the laws of the state of Delaware, as then in effect, do not require stockholder approval or (2) at least 75% of the members of its board then in office has approved such transaction;

•	to adopt, amend or repeal any provision of the bylaws, except that no vote of stockholders will be required to authorize the adoption, amendment or repeal of any provision of the bylaws by the board of directors in accordance with the power conferred upon it pursuant to the certificate of incorporation;

•	the merger or consolidation of the corporation with any other corporation, unless (1) the laws of the state of Delaware, as then in effect, do not require stockholder approval or (2) at least 75% of the members of its board then in office has approved such transaction;

•	the sale, lease or exchange of all, or substantially all, of the assets of the corporation, unless at least 75% of the members of its board then in office has approved such transaction; or

•	the dissolution of the corporation, unless at least 75% of the members of its board then in office has approved such transaction;.

      Liberty Media’s chairman, John C. Malone, holds the power to direct the vote of approximately 44% of Liberty Media’s outstanding voting power.

      The certificate of incorporation of On Command provides that any amendment, alteration, change or repeal of the provisions (1) limiting the effectiveness of action by written consent in lieu of meeting until 20 days after delivery of the notice to stockholders required by Section 228 of the Delaware corporate statute, (2) requiring at least seven directors on the On Command board of directors for so long as cumulative voting is in effect and (3) reserving the right to amend the certificate of incorporation in the manner prescribed by law, requires the affirmative vote of the holders of at least 80% of the outstanding shares of capital stock of On Command entitled to vote on such matters.

INFORMATION ABOUT ON COMMAND

Business of On Command

      Industry Background. The provision of in-room entertainment and information services to the hotel industry includes offering pay-per-view motion pictures, archived television and other short subject content, games, digital music, Internet connectivity, guest programming of select pay cable channels and an increasing array of interactive programs and information services. Pay-per-view services were introduced in the early 1970s and have since become a standard amenity offered by many hotels to their guests. Historically, providers of programming to hotels delivered their content on a fixed time schedule that did not provide the hotel guest flexibility in choosing when to watch a movie. Typically, a guest would be offered a choice of four to eight movies, each of which would be shown once every two to four hours. The development of video switches enabled providers of pay-per-view services to offer scheduling flexibility to the viewer. Depending on the type of system installed and the size of the hotel, guests could choose from among 12 to 120 pay-per-view programming titles as of June 30, 2003. Based on the current storage capacities of On Command’s most technologically advanced systems, and improvements in the storage capacities of those systems that are expected to occur in 2003 and future periods, On Command expects that the average number of programming titles available to guests will increase over time. Changes in technology have also led to the ability to provide a number of on-demand interactive services such as Internet services, games, digital music, guest folio review, automatic checkout, survey completion and guest messaging. The market for in-room entertainment and information is characterized as a highly competitive environment among several industry-dedicated companies and a number of new entrants including cable companies, satellite distribution companies, telecommunications companies, laptop connectivity companies and others. For additional information regarding the competitive environment in the in-room entertainment and information industry, see “Competition” below.

     Video Systems.

      OCX® Video System. The OCX® video system is a multimedia platform that, in most cases, incorporates digital content storage and playback. The OCX® video system currently is capable of providing interactive multimedia menus, high-speed television-based Internet service, Playstation® games and digital music, as well as the ability to offer more choices of higher-quality on-demand movie services, including full-length feature films and non-theatrical short videos.

      On Command has developed an updated version of the OCX® video system, marketed under the name Roommate™. This new version expands upon the basic architecture of the OCX® video system, allowing On Command to take advantage of general cost reductions in hardware technology while preserving its investment in its Site Manager software, discussed below. The Roommate™ system, which was designed to be installed in hotels with 150 or more rooms, was launched during the fourth quarter of 2001. Due to the cost benefits and greater storage capacity associated with Roommate™, On Command generally installs the Roommate™ system whenever a new video system is required to be installed in new and existing hotels with 150 or more rooms. The standard Roommate™ system is configured to provide on-demand pay-per-view services and digital music, with television-based Internet access and video game services also available.

      During the fourth quarter of 2002, On Command conducted field tests of MiniMate™, a reduced scale extension of the Roommate™ video system that was designed to be economically and technologically viable for hotels with 150 rooms or less. Based on the results of the field testing, On Command has concluded that the MiniMate™ system was ready to be deployed, and On Command has begun to market the MiniMate™ system to smaller hotels. The standard MiniMate™ system is designed to provide on-demand pay-per-view services and digital music, with television-based Internet access service also available for an additional cost at the option of the hotel. When compared to the standard configuration of the Roommate™ system, the standard MiniMate™ system has the same capacity for the storage of programming titles, but has a smaller capacity for the simultaneous output of entertainment services. MiniMate’s™ scalable design enables On Command to add additional products and services as such products and services become economically viable.

      One version of On Command’s OCX® system utilizes an analog tape based video storage sub-system, as opposed to the digital content storage sub-system that is utilized by the majority of the OCX® systems. This video system, which On Command refers to as an OCX.i video system, represents an older system that has been upgraded on the “front end” to allow for the provision of the full range of entertainment and guest services available through the OCX® platform. The analog tape based storage sub-system of the OCX.i video system was not upgraded to the digital content storage sub-system utilized in a typical OCX® system due to economic considerations at the time of the upgrade. The analog tape based storage sub-system utilized by the OCX.i system is not compatible with the satellite distribution system that On Command began deploying in 2003. On Command is currently studying different alternatives that might allow On Command to economically convert to a compatible digital content storage sub-system in its OCX.i systems. No specific time frame for this conversion has been set. For additional information concerning On Command’s satellite distribution system, see “Content Distribution” below.

      At June 30, 2003, the OCX® video system was installed in 332,000 rooms, including 127,000 with RoommateTM systems, and 47,000 with OCX.i systems.

      The OCX® video system supports a high degree of interactivity and customization, including a multimedia user interface. Video content is provided primarily via a digital file server or, in the case of the OCX.i video system, an array of video cassette players.

      A key component of the OCX® video system is the Site Manager software application that controls the system, interfaces with the hotel billing management systems, and acts as the OCX® video system’s overall resource manager (including user session management and resource allocation).

      The OCX® video system provides enhanced multimedia applications and Internet access using a special purpose television-based Internet browser in conjunction with a wireless keyboard. The functionality and features of On Command’s browser software were significantly upgraded during the year ended December 31, 2002. On Command has also partnered with several Internet content providers to organize Internet sites that have been specifically developed for presentation via the OCX® platform. For additional information concerning On Command’s Internet service, see “Services — Internet Services” below.

      While the OCX® platform itself may be extended or upgraded to support future new product offerings, current implementations include on-demand pay-per-view services, television-based Internet access, Playstation® video games, digital music and a rich interactive multimedia user interface. With the OCX® video system technology, each component of the platform has multiple uses. For example, the same component used for navigating graphics-intensive menus is used subsequently for accessing the Internet and sending e-mail. With the digital content storage that is included in most OCX® systems, a feature film could be replaced by four 30-minute short subject videos, unlike one-for-one replacement with videocassettes. In addition, digital content storage will allow On Command to economically implement the electronic delivery of digital content through On Command’s satellite distribution system. For additional information concerning On Command’s satellite distribution system, see “Content Distribution” below.

      On Command is continually upgrading its video systems with the overall objective of maximizing revenue, while minimizing expenses and capital expenditures. During the year ended December 31, 2002 and the six months ended June 30, 2003, On Command upgraded 26,000 and 51,000 OCX® rooms, respectively, to allow for the digital provision, where applicable, of music and a 24-hour mature-themed motion picture product, and to provide a full-motion video and audio promotional screen. During the six months ended June 30, 2003, On Command upgraded 69,000 of its OCX® systems that utilize digital content storage sub-systems (approximately 285,000 rooms at June 30, 2003) to facilitate the electronic delivery of digital content through On Command’s satellite distribution system.

      During the six months ended June 30, 2003, On Command started to deploy a new graphical interface that provides for an enhanced menu in all of its OCX® systems that use a digital content storage sub-system in order to expand the entertainment options available to the guest, improving product presentation, and facilitating guest navigation of the on-screen menu.

      OCV® Video System. The On Command video system (the “OCV® or Blue Box® video system”) is On Command’s original platform, and the predecessor to the OCX® video system. At June 30, 2003, the OCV® video system was installed in approximately 524,000 rooms. The OCV® video system was patented by On Command in 1992, and consists of a microprocessor controlling the television in each room, a hand-held remote control, and a central “head-end” video rack and system computer located elsewhere in the hotel. Programming signals originate from video cassette players located within the head-end rack and are transmitted to individual rooms by way of the OCV® video system’s proprietary video switching technology. Movie starts are automatically controlled by the system computer. The system computer also records the purchase by a guest of any title and reports billing data for manual or automated entry into the hotel’s property management system, which system posts the charge to the guest’s bill.

      Manual functions of the OCV® video system equipment are limited to changing videocassettes once per month and are all handled by On Command’s service personnel, who also update the system’s movie titles screens. The OCV® video system’s information system is capable of generating regular reports of guests’ entertainment selections, permitting the OCV® video system to adjust its programming to respond to viewing patterns. The number of guests that can view a particular movie at the same time varies from hotel to hotel depending upon the popularity of the movie. The OCV® video system provides more copies of the most popular programming to hotels. The OCV® video system includes a computerized in-room on-screen menu that offers guests a list of only those movie selections available to the guest at that time rather than all of the titles currently playing at the hotel. This minimizes the possibility of a guest being disappointed when the guest’s selection is not available. The high-speed, two-way digital communications capability of the OCV®video system enables On Command to provide advanced interactive and information features, such as video games, in addition to basic guest services such as video checkout, room service ordering and guest satisfaction surveys. The OCV® video system also enables hotel owners to broadcast informational and promotional messages and to monitor room availability.

      The analog tape based storage sub-system utilized by the OCV®system is not compatible with the satellite distribution system that On Command began deploying in 2003. As a result, On Command is currently studying different alternatives that might allow On Command to economically convert to a compatible digital content storage sub-system in its OCV® systems. No specific timeframe for this conversion has been set.

      During the year ended December 31, 2002 and the six months ended June 30, 2003, respectively, On Command upgraded approximately 61,000 and 18,000 OCV® rooms, respectively, to allow for the digital provision of music, a 24-hour mature-themed motion picture product, and a full-motion video and audio promotional screen. On Command’s experience has been that the installation of this upgrade has typically resulted in increases in room revenue.

      Other Video Systems. The SpectraVision® video system, which provides in-room entertainment on a rolling schedule basis, and in some upgraded variations, on an on-demand basis, remained in approximately 21,000 rooms at June 30, 2003. The SpectraVision® video system generally offers fewer movie choices than the OCX® or OCV®video systems. The Video Now video system, which provides in-room entertainment on an on-demand basis, remained in approximately 6,600 rooms at June 30, 2003. Both the SpectraVision® and Video Now video systems utilize older technologies, and On Command expects that the number of hotels served by the SpectraVision® and Video Now video systems will decrease significantly during 2003, and will be phased-out completely over the next several years. In general, On Command expects that service will be discontinued to unprofitable or marginally profitable hotels, while other more profitable hotels will be converted to a more technologically advanced video system, if the return on invested capital is projected to be adequate. During the year ended December 31, 2002 and the six months ended June 30, 2003, the SpectraVision® and Video Now video systems generated less than 3% of On Command’s total net revenue.

      Content Distribution. On Command uses several methods to distribute content to its proprietary video and entertainment systems located in hotels. Free-to-guest cable programming is distributed via satellite to the antennae systems of hotels. VHS tapes and removable hard disk drives containing films, digital music and short subjects, and video game cassettes have historically been distributed to hotels by air and ground transportation. As described above under “Video Systems — OCX® Video System”, On Command is in the process of converting its OCX® systems that utilize a digital content storage sub-system to satellite delivery. As of June 30, 2003, On Command converted OCX® systems serving approximately 72,000 rooms to satellite delivery. On Command is currently studying different alternatives that might provide for the economic implementation of satellite delivery for films and videos to hotels that use OCV® and OCX.i video systems, and no specific time frame for this application of satellite delivery has been set. On Command’s satellite delivery technology does not currently encompass the delivery of video games. The use of a satellite delivery system is considered desirable due to the cost savings and efficiencies that are expected to arise from a more efficient distribution system, and the potential increases in revenue that are expected to result from On Command’s ability to more actively manage the content that is available in hotel rooms.

      Capital Costs. On Command seeks to pursue the development and deployment of new technologies, system upgrades and other capital projects that On Command expects to be economically viable based on projected increases in revenue and/or decrease in expenses. On Command undertakes a significant investment when it installs its system in a hotel property. Accordingly, On Command typically requires a five-to-seven year commitment from a hotel before On Command will agree to install a video system in a hotel. In general, the cost of On Command’s proprietary video equipment has decreased as new technologies have evolved. Certain of On Command’s contracts with hotels require On Command to provide hotels with various forms of capital assistance in addition to the direct costs incurred by On Command to install its video systems. For additional information concerning On Command’s hotel contracts, see “Hotel Contracts” below.

Services.

      Pay-Per-View Movie Services. On Command provides on-demand and, in less than 2% of rooms served, scheduled in-room television viewing of major motion pictures and non-rated motion pictures intended for mature audiences, for which a hotel guest pays on a per-view basis. Depending on the type of system installed and the size of the hotel, guests could choose from among 12 to 120 pay-per-view programming titles at June 30, 2003. Based on the current storage capacities of On Command’s most technologically advanced systems, and improvements in the storage capacities of those systems that are expected to occur in future periods, On Command expects that the average number of programming titles available to guests will increase over time. On Command obtains the non-exclusive rights to show recently released motion pictures from major motion picture studios generally pursuant to agreements with each studio. The license period and fee for each motion picture are negotiated individually with each studio, which typically receives a percentage of that picture’s net revenue generated by the pay-per-view system. Typically, On Command obtains rights to exhibit major motion pictures during the “Hotel/ Motel Pay-Per-View Window,” which is the time period after initial theatrical release and before release for home video distribution or cable television exhibition. On Command attempts to license pictures as close as possible to motion pictures’ theatrical release dates to benefit from the studios’ advertising and promotional efforts.

      Through the year ended December 31, 2002, On Command also obtained non-rated motion pictures intended for mature audiences for a one-time flat fee that was nominal in relation to the licensing fees paid for major motion pictures. During the first half of 2003, On Command began to acquire most of its mature-themed content from a supplier who receives a contractually determined percentage of the net revenue generated from the content provided to On Command. In addition, the new supplier will perform editing and production services that On Command was generally required to perform under its prior arrangements with providers of mature-themed product. On Command expects that the cost of mature-themed content will increase as a result of this new arrangement.

      The revenue generated from On Command’s pay-per-view service is dependent on the occupancy rate at the property, the “buy rate” or percentage of occupied rooms that buy movies or other services at the property, and the price of the movie or service. Occupancy rates vary based on general economic conditions, the property’s location and its competitive position within the marketplace. Buy rates generally reflect the hotel’s guest demographic profile, the popularity of the motion pictures or services available at the hotel and the guests’ other entertainment alternatives. Buy rates also vary over time with general economic conditions. The business of On Command is closely related to the performance of hotels in the top 25 markets, as defined by

Smith Travel Research. Movie price levels are set based on overall economic conditions, recent release dates and guest acceptability. As of June 30, 2003, On Command’s prices for individual motion pictures typically ranged from $9.99 to $12.99, and its prices for the 24-hour viewing of certain non-rated motion pictures intended for mature audiences typically ranged from $14.99 to $21.99.

      Short Subjects. In addition to movies, On Command provides short video programming options to the hotel guest. This content includes HBO®’s Sex and the City and The Sopranos, the comedy series Seinfeld, Showtime’s Red Shoe Diaries, programming from the Discovery Networks and other entertainment packages. On Command currently charges $5.99 to $9.99 for this type of programming and pays the supplier of the programming a negotiated percentage of net revenue from the programming. The short subjects offer an alternative to many guests with limited time who cannot watch a full-length feature movie. On Command’s short video suppliers receive license fees that are equal to a negotiated percentage of the net revenue stream generated by the applicable short subject videos. At June 30, 2003, short subject videos were available to 763,000 or 86% of the total rooms served by On Command. Future growth of rooms in which On Command’s short subject service is available is expected to come from those hotels where On Command can expect to earn an adequate return on its invested capital.

      Internet Services. OCX® video systems are capable of supporting a television — based Internet service that enables guests to access and navigate the Internet through the television, using the remote control and wireless keyboard in their rooms. This service allows up to 24 hours of access for a typical price of $10.99 for basic Internet and e-mail service. On Command has a premium Internet service that allows the guest to access the basic Internet service plus certain mature-themed content for a price of $14.99. On Command expects to increase the availability of the premium Internet service in future periods. On Command has continually upgraded its television-based Internet service through improvements to its Internet browser software that offer better reformatting for the television, improved speed and enhanced functionality. In addition, during the year ended December 31, 2002, On Command entered into agreements for the provision of pre-formatted interactive content and applications that have been developed specifically for presentation to hotel guests via the OCX® platform. On Command plans to continue to seek out additional arrangements that will allow On Command to expand the amount of pre-formatted interactive content that is available through On Command’s television-based Internet service. In addition to the software and content improvements, On Command has also improved the functionality of the latest versions of its television remote controls and wireless keyboards. Guest surveys indicate that the new browser technology, the improved Internet content, and, where deployed, the new in-room equipment have resulted in significantly increased customer satisfaction with On Command’s television-based Internet service. On Command pays the provider of its Internet browser a flat software fee and either On Command or the applicable hotel pay the connectivity fees related to the service. At June 30, 2003, On Command’s television-based Internet product was available to 278,000 or 31% of the total rooms served by On Command. Future growth of rooms in which On Command’s Internet service is available is expected to come from those hotels where connectivity is available at a reasonable price, and where On Command can expect to earn an adequate return on its investment in the required in-room equipment and other capital requirements.

      Music. In March 2001, On Command acquired control of Hotel Digital Network, Inc. (“Hotel Digital Network”), a company that provides in-room music content to hotels through On Command and other in-room entertainment providers. Until February 2002, Hotel Digital Network operated under the name Digital Music Network. In February 2002, Hotel Digital Network began doing business under the name Instant Media Network (“IMN”). With the IMN system, an On Command hotel guest pays $9.99 per two-hour period to choose from over 600 CDs and over 100 music videos. The IMN system, marketed by On Command as Music On Command®, is available on certain OCX® and upgraded OCV® video systems. At June 30, 2003, On Command’s digital music product was available to 250,000 or 28% of the total rooms served by On Command. On Command plans to continue to install and market Music On Command® in future periods. On Command, through IMN, generally advances minimum royalties to its suppliers, and is subject to additional fees that are calculated as a percentage of net revenue generated from the service once certain thresholds are met. The minimum royalties advanced to suppliers generally are not recoverable by On Command in the event that actual revenue is less than the revenue that is projected for the license period at the time that royalties are advanced to the suppliers. Future growth of rooms in which Music On Command® is available is expected to occur in those hotels where On Command can expect to earn an adequate return on its invested capital.

      Game Services. At June 30, 2003, On Command’s video game service was available to 398,000 or 45% of the total rooms served by On Command. On Command’s RoommateTM, OCX® and OCV® video systems support PlayStation® games. On Command’s systems, however, do not support Playstation®2 games. There are on average 8 to 12 game titles available in most rooms in which video games are offered. Guests typically pay $6.99 per hour to play the games. On Command pays its video game suppliers a flat software fee. In addition, suppliers receive a percentage of net revenue generated from the service, subject to a minimum guarantee. On Command’s agreement with its video game hardware and software supplier has expired. On Command expects to negotiate a new agreement with either its current supplier or a new supplier.

      Free-To-Guest Programming Services. On Command also markets free-to-guest programming services pursuant to which a hotel may elect to receive one or more programming channels, such as ESPN®, HBO®, Turner Services, USA, STARZ!®, and other popular cable networks, which the hotel provides to guests at no additional cost. On Command provides hotels with guest programming services through a variety of arrangements, ranging from the payment by hotels of a monthly fee per room for each programming channel selected to the inclusion of the cost or part of the cost of such programming within On Command’s overall contractual arrangements with hotels. On Command obtains its free-to-guest programming either directly from the supplier or from DIRECTV, Inc. pursuant to an agency agreement. Since all of On Command’s free-to-guest programming channels are available pursuant to the DIRECTV agency agreement, the determination of whether to purchase directly from the programming supplier, or from DIRECTV, is based on cost considerations at the time that contracts with programming suppliers are under review for renewal. DIRECTV also provides transport services for most of On Command’s free-to-guest programming. During the fourth quarter of 2002, On Command executed a new agency agreement with DIRECTV, and amended its existing transport agreement with DIRECTV. On Command’s agreements with DIRECTV and its other suppliers expire on various dates through 2008. Agreements with respect to certain of the programming carried by On Command’s video systems have expired, and On Command is operating under letter agreements or other arrangements until new arrangements are finalized.

      On Command has agreements with over 25 programming suppliers that provide over 80 channels of programming. However, the standard free-to-guest channel line-up offered by On Command typically provides approximately 20 different channels of programming. Payment to programming suppliers primarily is based on subscriber room counts. However, variables such as the combination of channels received, occupancy, volume and penetration also factor into many of On Command’s rates. Certain of On Command’s arrangements with programming suppliers provide for increases in programming rates in future periods that are significantly in excess of (i) recent rates of inflation and (ii) On Command’s projected growth rates for free-to-guest programming revenue. Although On Command is working with programming suppliers and taking other actions to mitigate future cost increases, there is no assurance that On Command will be able to limit the growth in its free-to-guest programming costs to rates that are less than or equal to On Command’s projected growth rates for free-to-guest programming revenue. If programming costs increase at rates in excess of free-to-guest revenue growth rates in future periods, On Command will experience pressure on its operating margins. As discussed in greater detail under “Hotel Contracts” below, On Command’s ability to pass increases in programming costs on to hotels is limited by certain of On Command’s contracts with hotels.

      Other Hotel and Guest Services. In addition to entertainment services, On Command provides other guest services to the hotel industry. These additional services use the two-way interactive communications capability of On Command’s equipment. Among the guest services provided are video check-out, room service ordering and guest satisfaction surveys. Guest services are available in various foreign languages.

      Sales and Marketing. Historically, substantially all of On Command’s growth in rooms served was derived from obtaining contracts with hotels in the United States not under contract with existing vendors or whose contracts with other vendors were expiring or have expired. On Command believes that the opportunity for additional growth in rooms served in the deluxe, luxury and upscale hotel markets in the United States is more limited than in the past since most of the hotels in these categories are under contract with On Command or its competitors. Therefore, On Command has broadened its strategy for obtaining new hotel customers to target both smaller hotels and lower cost hotels. Management anticipates that the lower costs and flexibility associated with the MiniMateTM version of On Command’s OCX® system will make marketing to smaller hotels and lower cost hotels more economically attractive than in the past. On Command began marketing the MiniMateTM platform during the fourth quarter of 2002. Under On Command’s current marketing plan, hotels will enter into agreements that will provide for (i) the purchase by the hotels of the MiniMateTM system; (ii) the licensing of the hotels to use On Command’s proprietary software, and (iii) the performance of video system maintenance services by On Command. Hotels that purchase the MiniMateTM platform will receive a contractual percentage of the net margin generated by the MiniMateTM video system. No assurance can be given that MiniMateTM system will be successfully marketed to smaller hotels, or that On Command will be successful in the execution of its strategy to use the MiniMateTM system to broaden its target market. For additional information concerning the MiniMateTM video system, see “Video Systems — OCX® Video System.”

      In addition to broadening its strategy to obtain new customers, On Command is focusing on increasing the revenue derived from each equipped room by developing and, to the extent economically feasible, implementing new technologies that will enhance On Command’s ability to manage its existing products and/or allow On Command to introduce new or more technologically advanced systems or products, and by selectively increasing prices.

      On Command markets its services to hotel guests primarily by means of on-screen advertising that highlights the services and motion picture selections for the month. During the year ended December 31, 2002 and the six months ended June 30, 2003, On Command upgraded certain of its OCX® and OCV® video systems to provide a full-motion video and audio promotional screen. During the six months ended June 30, 2003, On Command also began to deploy a new graphical interface that provides for an enhanced menu in all of its OCX® systems that use a digital content storage sub-system. For additional information concerning planned upgrades of On Command’s video systems, see “Video Systems” above.

      Hotel Contracts. For some of On Command’s large customers, On Command negotiates and enters into a single master contract covering all hotels owned, and in some cases, managed or franchised by the hotel chain customer. A master contract typically provides for the financial and operational terms that govern the provision of in-room services. In some cases, the economic and other terms of a contract with an individual hotel may be different from those contained in the applicable master contract. In this regard, the contractual relationship with an individual hotel that is covered by a master contract generally has a duration that commences on the date that On Command’s video system becomes operational in that hotel. Accordingly, the expiration date of the contractual relationship with any such hotel is largely independent from the expiration date of the applicable master contract. Furthermore, upon expiration, On Command’s contracts typically convert into month-to-month arrangements that generally remain in effect until such time as On Command is able to enter into new or renewed contracts, or a competitor is able to install its proprietary equipment in the applicable hotels. Notwithstanding the foregoing, a limited number of On Command’s master contracts provide for the simultaneous expiration of On Command’s contractual relationships with all of the individual hotels that are subject to such a master contract. For additional information concerning the expiration of hotel chain contracts, see “Significant Customers” below. In the case of hotels that are not covered by master contracts, On Command generally executes contracts separately with each hotel. On Command’s existing contracts, whether master contracts or contracts with individual hotels, generally have terms ranging from five to seven years.

      Under its existing contracts, On Command generally installs its system into the hotel at On Command’s cost, and On Command generally retains ownership of all equipment used in providing the service. However, as discussed under “Sales and Marketing” above, in the case of the recently introduced MiniMateTM system, On Command’s marketing plan is to sell the MiniMateTM system to hotels. In certain cases, On Command has entered into master contracts whereby On Command has agreed to purchase televisions and/or provide other forms of capital assistance and, to a lesser extent, provide television maintenance services to hotels during the respective terms of the applicable contracts. However, On Command generally seeks to avoid entering into new contracts or renewals that require On Command to provide capital assistance or television maintenance services unless other terms of the contract make it economical for On Command to do so.

      On Command’s contracts with hotels generally provide that On Command will be the exclusive provider of in-room, pay-per-view entertainment services to the hotel and generally permit On Command to set its prices. Under certain circumstances, certain hotel customers have the right to prior approval of any price changes, which approval may not be unreasonably withheld. On Command’s contracts with hotels typically set forth the terms governing On Command’s provision of free-to-guest programming as well. Depending on the contract, On Command may or may not be the exclusive provider of free-to-guest programming, and in cases where On Command is not the exclusive provider, certain of On Command’s contracts require On Command to make payments to hotels to subsidize the cost to the hotels of using another free-to-guest programming provider. Most of On Command’s contracts with hotels contain provisions that limit the amount of programming cost increases that may be passed on to the hotels for the free-to-guest service. As a result of these limitations, increases in free-to-guest programming revenue have not kept pace with increases in the corresponding programming costs, and the amount of revenue derived from On Command’s free-to-guest service has been less than the aggregate cost to On Command of the corresponding programming during each of the past three years. On Command is currently working with its programming vendors and hotels to mitigate the shortfall. In this regard, as On Command enters into new contracts, or renews existing contracts, with hotels, On Command seeks to maximize the amount of free-to-guest programming cost increases that are permitted to be passed on to hotels while limiting the overall cost of the free-to-guest channel line-up that is required to be provided.

      The hotels collect fees from their guests and, in most cases, the hotels retain a commission equal to a negotiated percentage of the net revenue generated from On Command’s video systems. The amount of the commission varies depending on the overall economics of the applicable contract and other factors. Some contracts also require On Command to upgrade systems to the extent that new technologies and features are introduced during the term of the contract. At the scheduled expiration of a contract, On Command generally seeks to extend the agreement on terms that are based upon the competitive situation in the market. As of June 30, 2003, contracts covering approximately 35% of On Command’s equipped rooms have expired, or are scheduled to expire, if not renewed, by December 31, 2004. For information concerning On Command’s relationships with its significant hotel chain customers, see “Significant Customers” below.

      Markets and Customers. On Command currently provides entertainment and information services to hotels that are associated with major hotel chains, management companies and independent hotels including Marriott®, Hilton, Six Continents™, Hyatt®, Starwood, Wyndham Hotels and Resorts®, Radisson®, Four Seasons, Fairmont and other select hotels. The majority of On Command’s hotel customers are located in the United States, with the balance located primarily in Canada and Mexico.

      Significant Customers. Hotels owned, managed or franchised by Marriott International, Inc. (“Marriott”), Hilton Hotels Corporation (“Hilton”), InterContinental Hotel Group (formerly Six Continents Hotels, Inc.) (“InterContinental”), Hyatt Hotel Corporation (“Hyatt”), and Starwood Hotels and Resorts Worldwide, Inc. (“Starwood”) accounted for 33%, 14%, 11%, 7% and 7%, respectively, of On Command’s total net room revenue for the six months ended June 30, 2003, and 30%, 16% 12%, 7% and 7%, respectively, of On Command’s total net room revenue for the year ended December 31, 2002. Accordingly, hotels owned, managed or franchised by On Command’s five largest hotel chain customers accounted for 72% of On Command’s total net room revenue during the six months ended June 30, 2003 and the year ended December 31, 2002. The loss of any of these hotel chain customers, or the loss of a significant number of other hotel chain customers, could have a material adverse effect on On Command’s results of operations and financial condition.

      On March 21, 2001, On Command and Marriott entered into a master agreement pursuant to which On Command distributes its services in hotel rooms owned or managed by Marriott. In addition, On Command has the opportunity to enter into agreements to provide its services to additional hotel rooms franchised by Marriott. The master agreement with Marriott expires on the date when the last contract with a hotel that is owned or managed by Marriott and that is entered into under the master agreement expires. At June 30, 2003,

On Command provided entertainment services to approximately 166,000 rooms that were owned or managed by Marriott, and approximately 89,000 rooms that were franchised by Marriott.

      On Command’s master contract with Hilton expired in April 2000, and in October 2000, Hilton announced that it would not be renewing such master contract. As a result, domestic hotels owned, managed or franchised by Hilton are currently subject to a master contract between Hilton and a competitor of On Command. Accordingly, On Command anticipates that domestic hotels owned by Hilton will not renew their contracts with On Command as they expire. However, domestic hotels that are managed or franchised by Hilton are not precluded from renewing their contracts with On Command, and, although no assurance can be given, On Command anticipates that certain of those domestic hotels will choose to renew with On Command. At June 30, 2003, On Command provided service to approximately 117,000 rooms in 506 domestic hotels that are owned, managed or franchised by Hilton. The majority of these rooms are located in managed or franchised hotels that are not owned by Hilton. Through June 30, 2003, On Command’s contracts with 65 of the aforementioned 506 hotels (16,000 rooms) had expired and service to these hotels is currently provided under monthly or other short-term renewals. On Command’s individual contracts with the remaining 441 domestic Hilton hotels (101,000 rooms) expire at various dates through 2010, with 46% of those rooms expiring by 2005. In the period from January 1, 2002 through June 30, 2003, On Command entered into new contracts, or renewed existing contracts, with respect to 9,300 domestic rooms that were franchised by Hilton, and 2,600 domestic rooms that were managed by Hilton. The net room revenue derived from domestic hotels that were owned, managed, or franchised by Hilton decreased approximately 18% during the six months ended June 30, 2003, as compared to the corresponding prior year period. Over time, On Command anticipates that the revenue it derives from hotels that are owned, managed or franchised by Hilton will continue to decrease. However, due to the uncertainties involved, On Command is currently unable to predict the amount and timing of the revenue decreases.

      On Command does not have master contracts with either Starwood or InterContinental, and On Command’s master contract with Hyatt provides for the simultaneous expiration of On Command’s contractual relationships with all of the individual hotels that are subject to the Hyatt master contract as of December 31, 2004. At June 30, 2003, On Command provided entertainment services to approximately 60,000 rooms in hotels that are owned, managed or franchised by Hyatt, and approximately 176,000 rooms in hotels that are owned, managed or franchised by Starwood or InterContinental. Agreements with respect to approximately 45% of such Starwood and InterContinental rooms have already expired, or will expire by December 31, 2004. At June 30, 2003, approximately 37,000 or 59% of On Command’s Starwood rooms were located in Sheraton or Four Points hotels that, depending on whether such hotels are owned, managed or franchised by Starwood, may be covered by a master contract with a competitor of On Command upon the expiration of such hotels’ contracts with On Command. On Command is actively pursuing master agreements with InterContinental, with Starwood with respect to the Starwood brands that are not already covered by a competitor’s contract, and with Hyatt for the period after December 31, 2004.

      In certain cases, On Command is also pursuing direct contractual relationships with individual hotels that are owned, managed or franchised by these hotel chains. No assurance can be given that On Command will be successful in executing master or individual hotel contracts. However, On Command expects that, regardless of the expiration dates of master contracts or individual contracts with hotels, On Command will continue to be the provider of in-room entertainment services for individual hotels that are not under contract until such time as a competitor’s equipment can be installed.

      Overall hotel occupancy rates, as reported by Smith Travel Research, declined 1.5% during the six months ended June 30, 2003, as compared to the corresponding prior year period. In addition, occupancy rates for hotels in the top 25 markets, as reported by Smith Travel Research, declined 1.7% over the same period. Since On Command derives a significant portion of its revenue from hotels located in the top 25 markets, On Command believes that the occupancy rate for this segment is the best indicator of the impact changes in hotel occupancy are having on On Command’s business. Hotel occupancy rates are outside of On Command’s control, and changes in hotel occupancy rates can have a significant impact on On Command’s results of operations.

      Installation And Service Operation. At June 30, 2003, On Command’s installation and service organization consisted of approximately 316 installation and service employees. On Command’s installation and service employees are responsible for system maintenance and distribution of video and audio content for all of the hotel rooms served by On Command. On Command’s installation employees also prepare site surveys to determine the type of equipment to be installed at each hotel, install systems, train the hotel staff to operate the systems and perform quality control tests. On Command also uses local installation subcontractors supervised by full-time On Command employees to install its systems.

      On Command uses a third party vendor to maintain a toll-free technical support hot line that is monitored 24 hours a day by trained support technicians. The on-line diagnostic capability of the OCX® video system, OCV® video system and SpectraVision® systems enables technicians to identify and resolve a majority of the reported system malfunctions from On Command’s service control center without visiting the hotel property. Should a service visit be required, the modular design of the OCX® video system, OCV® video system and SpectraVision® systems generally permit service personnel to replace defective components at the hotel site.

      Technology — Research and Development. On Command develops technologies to be used in its video systems to support and enhance their operations, and develops new applications. On Command incurred costs of approximately $2,000,000, $4,064,000, $5,600,000 and $8,734,000 during the six months ended June 30, 2003 and the years ended December 31, 2002, 2001 and 2000, respectively, related to research and development.

      On Command’s product development philosophy is to design and integrate components for high quality entertainment and information systems that incorporate features allowing On Command to add system enhancements as they become commercially available and economically viable. The high speed, two-way digital communications capability of OCX® video systems enables On Command to provide advanced interactive features such as video games and television-based Internet access in addition to basic guest services such as video checkout and guest survey.

      On Command’s systems incorporate proprietary communications system designs with commercially manufactured components and hardware such as video cassette players, digital video disk players, other digital storage media, televisions, amplifiers and computers. Because On Command’s systems generally use industry standard interfaces, On Command can often economically integrate new technologies as they become viable.

      On Command is in the process of developing applications of Internet Protocol technology for use in On Command’s video systems. No assurance can be made that On Command will be successful in developing economically viable applications of Internet Protocol technology.

      Suppliers. On Command contracts directly with various electronics firms for the manufacture and assembly of its systems hardware, the design of which is controlled by On Command. Historically, these suppliers have been dependable and able to meet delivery schedules on time. Certain electronic component parts used with On Command’s products are available from a limited number of suppliers and can be subject to the supplier discontinuing the production of such part. In such event, On Command is given the opportunity to initiate a last time purchase of the applicable part, which provides On Command adequate inventory. If adequate inventory is not available, On Command could experience a temporary reduction in the rate of new installations and/or an increase in the cost of such installations. However, On Command believes that, in the event of a termination of any of its suppliers or the discontinuance of certain electronic components, alternate suppliers or parts can be located without incurring significant costs or delays. Historically these events have not had a significant impact on the timing and/or costs of On Command’s installations.

      The head-end electronics for On Command’s systems are assembled at On Command’s facilities for testing prior to shipping. Following assembly and testing of equipment for a particular hotel, the system is shipped to each location, where On Command-employed and trained technicians install the system, typically assisted by independent contractors.

      On Command maintains direct contractual relations with various suppliers of pay-per-view and guest programming services, including the motion picture studios and/or their domestic and international distribu-

tors and programming networks, as well as suppliers of video games and Internet services. For information concerning On Command’s relationships with such content suppliers, see “Services” above. In general, On Command believes its relationships with suppliers are good.

      Competition. There are numerous providers of in-room entertainment services to the hotel industry. Market participants include, but are not limited to, (i) other full service in-room providers, such as LodgeNet Entertainment Corporation (“LodgeNet”), Hospitality Network (“Hospitality”), NXTV, Inc (“NXTV”), SeaChange International, Inc., KoolConnect Technologies, Inc. (“KoolConnect”) and other providers in international markets, (ii) cable television companies, such as Comcast Corporation, Time Warner, Inc., and Cox Communications, Inc., (iii) direct broadcast satellite services, such as DirecTV and the DISH Network, (iv) television networks and programmers, such as ABC, NBC, CBS, FOX, HBO®, STARZ!®, and Showtime, (v) Internet service providers, such as Time Warner, Inc., (vi) broadband connectivity companies, such as STSN, Inc. and (vii) other telecommunications companies. In addition, On Command’s services compete for a guest’s time and entertainment resources with other forms of entertainment and leisure activities. On Command anticipates that it will continue to face substantial competition from traditional as well as new competitors and that certain of these competitors have greater financial resources and better access to the capital markets than On Command. Many of On Command’s potential competitors are developing ways to use their existing infrastructure to provide in-room entertainment and/or informational services. Certain of these competitors are already providing guest programming services and are beginning to provide video-on-demand, Internet and high-speed connectivity services to hotels. At June 30, 2003, On Command served approximately 885,000 rooms world wide, of which approximately 872,000 are served by on-demand systems. Based on publicly available information, On Command estimates that, at June 30, 2003, LodgeNet and Hospitality provided service to approximately 972,000 and 101,000 rooms, respectively.

      Competition with respect to the provision of in-room entertainment and information systems centers on a variety of factors, depending upon the circumstances important to a particular hotel. Among the more important factors are (i) the financial terms and conditions of the proposed contract, (ii) the features and benefits of the entertainment and information systems, and (iii) the quality of the vendor’s technical support and maintenance services. With respect to hotel properties already receiving in-room entertainment services, the current provider may have certain informational and installation cost advantages compared to outside competitors.

      On Command anticipates that it will face substantial competition in obtaining new contracts with major hotel chains. On Command believes that hotels view the provision of in-room on-demand entertainment and information services both as a revenue source and as a source of competitive advantage because sophisticated hotel guests are increasingly demanding a greater range of quality entertainment and information alternatives. At the same time, On Command believes that certain major hotel chains have awarded contracts based primarily on the level and nature of financial and other incentives offered by the service provider. While On Command believes it will continue to enter into contractual arrangements that are attractive to both On Command and its hotel customers, its competitors may attempt to maintain or gain market share at the expense of profitability. On Command may not always be willing or able to match incentives provided by its competitors.

      The communications industry is subject to rapid technological change. New technological developments could adversely affect On Command’s operations unless On Command is able to provide equivalent services at competitive prices.

      Regulation. The Communications Act of 1934, as amended by the Cable Communications Policy Act of 1984, the Cable Television Consumer Protection and Competition Act of 1992 and the Telecommunications Act of 1996, governs the distribution of video programming by cable, satellite or over-the-air technology, through regulation by the Federal Communications Commission (“FCC”). However, because On Command’s video distribution systems do not use any public rights of way, they are not classified as cable systems and are subject to minimal regulation. Thus, the FCC does not directly regulate the pay-per-view or guest programming provided by On Command to hotel guests.

      The Internet-based services offered by On Command potentially may be affected by various laws and governmental regulations. There are currently few laws or regulations directly applicable to access to or commerce on commercial online services or the Internet. However, because of the increasing popularity and use of commercial online services and the Internet, a number of laws and regulations may be adopted with respect to commercial online services and the Internet. For example, the Internet Tax Freedom Act, which was extended through November 1, 2003, placed a moratorium on new state and local taxes on Internet access and commerce. Legislation that would extend this moratorium is pending in Congress. Other Internet-related laws and regulations may cover issues such as user privacy, defamatory speech, copyright infringement, pricing and characteristics and quality of products and services. The adoption of such laws or regulations in the future may slow the growth of commercial online services and the Internet, which could in turn cause a decline in the demand for On Command’s Internet-based services and products or otherwise have an adverse effect on On Command. Moreover, the applicability to commercial online services and the Internet of existing laws governing issues such as property ownership, libel, personal privacy and taxation is uncertain and could expose On Command to liability.

      Although the FCC generally does not directly regulate the services provided by On Command, the regulation of video distribution and communications services is subject to the political process and has been in constant flux over the past decade. Further material changes in the law and regulatory requirements must be anticipated and there can be no assurance that On Command’s business will not be adversely affected by future legislation or new regulations.

      On Command is required to have performance licenses to the extent that its services utilize copyrighted music. On Command has one agreement in place and is negotiating a second agreement with organizations that represent rights holders. In addition, certain programming distributed by On Command is acquired pursuant to agreements that require performance licenses to be obtained by On Command’s suppliers. IMN has separate performance licenses in place with two groups that represent rights holders, one of which is on an interim basis, and is attempting to negotiate a third license. Music performance licensing rights have been the subject of industry-wide arbitration and/or litigation for a number of years. Depending upon the outcome of on-going proceedings and On Command’s negotiations, the performance license fees for such distribution may increase over the course of time.

      Patents, Trademarks And Copyrights. On Command holds a number of patents and patent licenses covering various aspects of its pay-per-view and interactive systems primarily related to the OCV® video system. The patents expire between 2007 and 2015. With the rate of technological development currently being experienced, a patent’s utility and value may diminish before the end of its respective term. Currently, On Command is pursuing patent protection of elements of the OCX® and Roommate™ video systems. In connection with a negotiated settlement agreement with LodgeNet in 1998, On Command and LodgeNet have cross-licensed certain of each other’s patented technology and have also agreed not to engage in patent litigation against one another through 2003.

      On Command holds United States trademarks for all significant names that it uses, including “Blue Box®” “On Command®”, “OCV®”, “SpectraVision®” and “OCX®.” The federal registration of these trademarks expires between 2004 and 2011 if not renewed.

      On Command has trademark applications pending in the United States Patent and Trademark Office for the “Roommate™”, “MiniMate™” and “TeleMate™” trademarks.

      International Markets. At June 30, 2003, On Command provided services to approximately 99,000 international rooms located primarily in Canada and Mexico. On Command’s operations in foreign markets involve certain risks that are not associated with On Command’s operations in the United States, including availability of programming, government regulation, currency fluctuations, language barriers, differences in signal transmission formats, local economic and political conditions and restriction on foreign ownership and investment.

      As a result of transactions that occurred in the first quarter of 2001 and the third quarter of 2002, On Command has disposed of its controlling interests in all of its Asia-Pacific subsidiaries and most of its

European subsidiaries. For additional information concerning these transactions and for financial information concerning On Command’s geographic territories, see notes 4, 5 and 13 to the accompanying Consolidated Financial Statements of On Command, Years ended December 31, 2002, 2001 and 2000.

      Licensees And Other System Sales. On Command sells systems to certain other providers of in-room entertainment including Allin Interactive, which is licensed to install On Command’s equipment on cruise ships; Techlive Limited, formerly known as On Command Europe Limited, which is licensed to use On Command’s system to provide service in Europe and the Middle East; and MagiNet Corporation, which is licensed to use On Command’s system to provide service in the Asia marketplace. In addition, IMN sells in-room digital music systems and licenses software to Hospitality, and licenses content to Hospitality and LodgeNet.

      Seasonality. The amount of revenue realized by On Command each month is affected by a variety of factors, including among others, hotel occupancy rates, business and leisure travel patterns, general economic conditions, changes in the number of rooms served, the number of business days in a month, and holidays. With the exception of December, which is generally On Command’s lowest month for revenue, On Command typically does not experience significant variations in its monthly revenue that can be attributed solely to seasonal factors.

      Employees. As of June 30, 2003, On Command employed a total of 636 persons. None of On Command’s employees are represented by a labor union. On Command has experienced no work stoppages and believes employee relations are good.

      Properties. On Command has two leases, which expire in June 2005 and May 2006, for approximately 25,700 square feet and 7,500 square feet, respectively, for its corporate headquarters in Denver, Colorado. On Command also has a lease that expires in February 2008 for 76,972 square feet of light manufacturing and storage space in Denver, Colorado. On Command has another lease, which expires in June 2004, for approximately 131,000 square feet of leased office, light manufacturing and storage space in San Jose, California, a portion of which has been subleased and the majority of the remainder of which On Command is attempting to sublease. On Command has a number of other small leases for small parcels of property throughout the United States, Canada and Mexico. On Command’s properties are suitable and adequate for On Command’s business operations.

      Legal Proceedings. On Command’s material legal proceedings are set forth below:

      On Command has received a series of letters from Acacia Media Technologies Corporation regarding a portfolio of patents owned by Acacia. Acacia has alleged that its patents cover certain activities performed by On Command and has proposed that On Command take a license under those patents. On Command believes there are substantial arguments that Acacia’s claims lack merit.

      On Command is a defendant in the Class Action Lawsuit, as described above in the section entitled “The Merger — Certain Litigation,” on page 47.

      In July 2003, Broadcast Music, Inc. (“BMI”) and various other plaintiffs filed suit against On Command in the United States District Court for the Southern District of New York, Case Number 03 CV 5531, for willful copyright infringement. The plaintiffs allege that On Command has failed to obtain permission to publicly perform BMI musical works contained in the motion pictures and videos On Command transmits to hotels and motels for viewing in guest rooms on a pay-per-view basis. On Command has been in negotiations with BMI for a performance license and intends to continue such negotiations. On Command does not believe that the ultimate resolution of this matter will have a material adverse effect on its financial condition or results of operations.

      On Command is a defendant, and may be a potential defendant, in other lawsuits and claims arising in the ordinary course of its business. While the outcomes of such claims, lawsuits, or other proceedings cannot be predicted with certainty, management expects that such liability, to the extent not provided for by insurance or otherwise, will not have a material adverse effect on the financial condition of On Command.

Executive Officers of On Command

      The following lists the executive officers of On Command who will continue as executive officers of the surviving corporation of the merger, their birth dates, a description of their business experience and positions held with On Command as of September 30, 2003. The directors of the surviving corporation of the merger will be individuals who also serve as directors of Liberty Media.

Name	Position

Christopher Sophinos Born January 26, 1952	Has served as Director of On Command since December 2002. Has been President of On Command since April 2001 and Chief Executive Officer since October 2001. Mr. Sophinos has also served as Senior Vice President of Liberty Satellite since April 2000. Mr. Sophinos served as President of Liberty Satellite from September 1997 to April 2000 and as Senior Vice President of Liberty Satellite from February 1996 until September 1997. Mr. Sophinos served as Senior Vice President of PRIMESTAR, Inc. (now known as Phoenixstar, Inc.) from April 1998 until August 1999. Mr. Sophinos served as the President of Boats Unlimited, a retail boat dealership, from November 1993 to September 1998.

Bernard G. Dvorak Born April 19, 1960	Has been Senior Vice President, Chief Financial Officer and Treasurer of On Command since July 2002. Mr. Dvorak was Chief Executive Officer and a member of the board of directors of Formus Communications, Inc., a provider of fixed wireless services in Europe, from September 2000 until June 2002, and from April 1999 until September 2000, he served as Chief Financial Officer of Formus Communications, Inc. On March 28, 2001, an involuntary petition under Chapter 7 of the United States Bankruptcy Code was filed against Formus Communications, Inc. in the United States Bankruptcy Court for the District of Colorado. From February 1998 until April 1999, Mr. Dvorak was President, Chief Executive Officer and a member of the board of directors of Cordillera Communications Corp., a specialized mobile radio operator in Latin America, and from February 1997 until February 1998, he served as Chief Financial Officer of Cordillera Communications Corp.

David A. Simpson Born February 19, 1958	Has been Senior Vice President and Chief Technology Officer of On Command since August 2003; Senior Vice President of Research & Development and Engineering of On Command from July 2001 to August 2003; and Senior Vice President of Research & Development, Operations and Engineering from October 2000 until July 2001. Mr. Simpson was Vice President, Operations of On Command, from July 1998 until October 2000. From January 1997 until June 1998, Mr. Simpson founded HomeIntranet, Inc., a start-up venture formed to design and market an integrated residential gateway device to simplify television, voice, data and home automation.

Laurence M. Smith Born April 16, 1959	Has been Senior Vice President of Distribution and Programming for On Command since August 2003 and Senior Vice President of Sales and Distribution from November 2001 until August 2003. From August 2001 to November 2001, Mr. Smith served as a consultant for On Command. Mr. Smith was Executive Vice President of Sales and Marketing for IntelliReady, Inc., a provider of wiring and technology for entertainment, communication and data networks, from October

Name	Position

2000 until June 2001, and President of Sun Valley Resources, Inc., a start-up applications service provider serving professional employment organizations, from February 2000 until October 2000. From November 1996 until January 2000, Mr. Smith was co-founder and Executive Vice President of Internet Gift Registries, Inc., an e-commerce start-up venture.

Pamela J. Strauss Born September 5, 1960	Has been Senior Vice President, General Counsel and Secretary of On Command since January 2002, and Vice President, General Counsel and Secretary since June 2001. Ms. Strauss has also served as General Counsel of Liberty Satellite since February 2000, and Secretary of Liberty Satellite since April 2000. Ms. Strauss served as Corporate Counsel for Liberty Satellite from April 1994 to April 1998, and Assistant Secretary from December 1996. Ms. Strauss has also served as Associate General Counsel for Phoenixstar, Inc. since April 1998, Secretary since July 1999 and Assistant Secretary from August 1997 to June 1999.

      There are no family relations by blood, marriage or adoption of first cousin or closer, among the above-named directors and executive officers.

      During the past five years, none of the persons named above has had any involvement in such legal proceedings as would be material to an evaluation of his or her ability or integrity.

Executive Compensation of On Command

     Summary Compensation Table

      The following table is a summary of all forms of compensation paid by On Command to the officers named therein (the “Named Executive Officers”) for services rendered in all capacities to On Command for the fiscal years ended December 31, 2002, 2001 and 2000 (total of five persons).

					Restricted	Securities
				Other annual	stock	underlying	All other
		Salary	Bonus	compensation	award(s)	options/SARs	compensation
Name and Position	Year	($)	($)	($)	($)	(#)	($)(5)

Christopher Sophinos(1)	2002	324,989	50,000	—	—	150,000	5,500
President and Chief Executive	2001	201,262	—	—	—	200,000	—
Officer	2000	—	—	—	—	—	—
Bernard G. Dvorak(2)	2002	114,333	—	—	—	100,000	3,033
Senior Vice President and Chief	2001	—	—	—	—	—	—
Financial Officer and Treasurer	2000	—	—	—	—	—	—
David A. Simpson	2002	299,063	—	—	—	100,000	5,500
Senior Vice President,	2001	290,000	—	—	—	—	12,114
Chief Technical Officer	2000	212,855	19,812	—	—	100,000	6,281
Laurence M. Smith(3)	2002	240,631	—	—	—	50,000	5,500
Senior Vice President,	2001	69,846	—	—	—	100,000	40
Distribution and Programming	2000	—	—	—	—	—	—
Pamela J. Strauss(4)	2002	167,842	35,000	—	—	50,000	5,500
Senior Vice President and General	2001	113,811	—	—	—	50,000	—
Counsel	2000	—	—	—	—	—	—

(1)	Mr. Sophinos became President of On Command on April 27, 2001. Although Mr. Sophinos has continued to perform duties as an officer of Liberty Satellite, Mr. Sophinos has devoted substantially all of his time to On Command since April 27, 2001. As such, On Command has been responsible for Mr. Sophinos’ compensation since May 1, 2001, and the 2001 compensation in the table represents the amount paid to reimburse Liberty Satellite for Mr. Sophinos’ compensation for the eight months ended December 31, 2001. On Command commenced paying Mr. Sophinos’ salary directly in January 2002.

(2)	Mr. Dvorak became Senior Vice President, Chief Financial Officer and Treasurer in July 2002. Accordingly, the 2002 compensation information included in the table represents five and one-half months of employment.

(3)	Mr. Smith became Senior Vice President of Sales and Distribution for On Command in November 2001. From August 2001 to November 2001, Mr. Smith served as a consultant to On Command. Accordingly, the 2001 compensation information included in the table represents two months of employment and three months of consulting services.

(4)	Ms. Strauss became Vice President, General Counsel and Secretary of On Command in June 2001. Although Ms. Strauss has continued to perform duties as an officer of Liberty Satellite, Ms. Strauss has devoted substantially all of her time to On Command since June 2001. As such, On Command has been responsible for Ms. Strauss’ compensation since June 2001, and the 2001 compensation in the table represents the amount paid to reimburse Liberty Satellite for Ms. Strauss’ compensation for the seven months ended December 31, 2001. On Command commenced paying Ms. Strauss’s salary directly in January 2002.

(5)	Other compensation includes: contributions by On Command on behalf of the executives to the On Command 401(k) Plan. The On Command 401(k) Plan provides employees with an opportunity to save for retirement by contributing up to 15% of their eligible earnings in several different mutual funds. On Command, by resolution of the Board of Directors, generally contributes up to 50% of the amount contributed by the employee up to maximum matching contribution of 4%. Participant contributions to the On Command 401(k) Plan are fully vested upon contribution.

     Option Grants in Last Fiscal Year

	Individual Grants

	Number of
	securities	Percent of
	underlying	total options			Grant date
	options	granted to	Exercise or		present
	granted	employees in	base price	Expiration	value
	(1)	fiscal year (2)	($/Share) (3)	date	($)(4)

Christopher Sophinos	150,000	11.7%	5.45	1/22/12	573,000
Bernard G. Dvorak	100,000	7.8%	1.10	7/8/12	77,000
David A. Simpson	100,000	7.8%	5.45	1/22/12	382,000
Laurence M. Smith	50,000	3.9%	5.45	1/22/12	191,000
Pamela J. Strauss	50,000	3.9%	5.45	1/22/12	191,000

(1)	The options expire ten years from grant date and vest 20% annually over five years.

(2)	The total number of options granted to On Command employees in 2002 was 1,282,000.

(3)	Represents the closing market price per share of On Command common stock on the date of the grant.

(4)	On Command used the Black-Scholes option pricing model to determine grant date present values using the following assumptions for the year 2002: stock price volatility of 86.3%; a five year option term; a discount rate equal to the one-year Treasury Bill rate at the date of grant; the closing price of On Command common stock on the date of grant; and an expected dividend rate of zero. Forfeitures are reflected as they occur. The use of this model is in accordance with SEC rules; however the actual value of an option will be measured by the difference between the stock price and the exercise price on the date the option is exercised. Accordingly, the realized value, if any, will not necessarily be the value determined by the model.

     Option Exercises And Fiscal Year-End Values

      The following table provides, for the Named Executive Officers, information on (i) the exercise during the year ended December 31, 2002 of options with respect to shares of On Command common stock, (ii) the number of shares of On Command common stock represented by unexercised option owned by them at December 31, 2002 and (iii) the value of those options as of the same date.

Aggregated Option Exercises in 2002, and Year-End Option Values

			Number of securities
			underlying unexercised		Value of in-the-money
	Shares		options at 12/31/02		options at 12/31/02
	underlying
	options	Value	Exercisable	Unexercisable	Exercisable	Unexercisable
	exercised	realized	(#)	(#)	($)	($)

Christopher Sophinos	—	—	40,000	310,000	—	—
Bernard G. Dvorak	—	—	—	100,000	—	—
David A. Simpson	—	—	99,000	166,000	—	—
Laurence M. Smith	—	—	20,000	130,000	—	—
Pamela J. Strauss	—	—	10,000	90,000	—	—

     Employment and Severance Arrangements

      The Executive Severance Plan. On May 1, 2002, On Command adopted the 2002 Executive Severance Pay Plan. Employees eligible to participate under the Executive Severance Pay Plan include On Command’s Senior Vice Presidents, Executive Vice Presidents, President and Chief Executive Officer. Under the Executive Severance Pay Plan, an eligible employee may receive certain payments and benefits in the event such employee’s employment (i) is terminated by On Command as a result of a layoff, reduction in force, or as part of a corporate transaction involving On Command where the employee is not offered comparable employment with the entity involved in the corporate transaction with On Command, or (ii) is terminated by the employee for good reason. A termination of employment by the employee will be considered “good reason” if the employee terminates his or her employment because the employee is relocated by On Command or a successor-in-interest to On Command to a primary job location more than 50 miles from the employee’s prior job location with On Command or because the employee’s base wage rate is reduced by any amount. The plan administrator has the sole discretion to determine whether these conditions are met.

      Under the Executive Severance Pay Plan, if an executed waiver and release agreement is delivered by the eligible employee to On Command within the period specified by On Command, eligible employees are entitled to payment as follows:

Title of Eligible Employee	Amount of Compensation

Senior Vice President	12 months
Executive Vice President	18 months
President or Chief Executive Officer	24 months

     Executive Officer’s Loan

      On August 3, 1998, On Command loaned David A. Simpson, a Senior Vice President of On Command, $175,000 in connection with his relocation. Interest on the loan accrued at an annual interest rate of 6.34%. Interest accrued annually but was not payable by Mr. Simpson until the last payment was made on the loan in accordance with the terms of the loan agreement. All principal amounts due under the loan were to be paid in three equal payments on December 31, 2002, 2003 and 2004. As of December 31, 2002, the outstanding balance on the loan to Mr. Simpson, including accrued interest, was approximately $206,000. On February 5, 2003, all amounts due under this loan were repaid in full.

Security Ownership of Certain Beneficial Owners and Management of On Command

     Security Ownership of Certain Beneficial Owners

      As of September 30, 2003, the voting securities of On Command consisted of 30,822,340 outstanding shares of On Command common stock, 13,500 issued and outstanding shares of Series A preferred stock and 60,000 shares of Series D preferred stock. As of such date, the 15,000 shares of Series B preferred stock and 10,000 shares of Series C preferred stock, that were then issued and outstanding were not entitled to vote in the election of directors or any other matter presented for the vote of stockholders of On Command generally. The following table lists stockholders (excluding any directors or officers of On Command) believed by On Command to be the beneficial owners of more than five percent of the outstanding voting securities as of September 30, 2003, based upon filings pursuant to Section 13(d) or (g) under the Securities Exchange Act of 1934, as amended. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock issuable upon exercise or conversion of options, warrants and convertible securities that were exercisable or convertible on or within 60 days after September 30, 2003, are deemed to be outstanding and to be beneficially owned by the person holding the options, warrants or convertible securities for the purposes of computing the percentage ownership of the person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Voting power in the table is computed with respect to a general election of directors. So far as is known to On Command, the persons indicated below have sole voting and investment power with respect to the shares indicated as believed to be owned by them except as otherwise stated in the notes to the table.

		Number of shares	Percent of
Name and address of beneficial owner	Title of class	beneficially owned	class(1)

Liberty Media(2)	Series A preferred stock	—	—
12300 Liberty Boulevard	Series D preferred stock	60,000	100%
Englewood, CO 80112	On Command common stock	33,306,427	80.5%

Liberty Satellite(2)	Series A preferred stock	—	—
12300 Liberty Boulevard	Series D preferred stock	60,000	100%
Englewood, CO 80112	On Command common stock	33,306,262	80.5%

Credit Suisse First Boston(3)	Series A preferred stock	—	—
11 Madison Avenue	Series D preferred stock	—	—
New York, NY 10010	On Command common stock	2,255,035	7.3%
Par Capital Management, Inc.(4)	Series A preferred stock	—	—
One Financial Center, Suite 1600	Series D preferred stock	—	—
Boston, MA 02111	On Command common stock	2,044,865	6.6%

Gary Wilson(5)	Series A preferred stock	—	—
300 Delfern Drive	Series D preferred stock	—	—
Los Angeles, CA 90077	On Command common stock	1,812,000	5.6%

Jerome H. Kern(6)	Series A preferred stock	13,500	100.0%
4600 S. Syracuse, Suite 1000	Series D preferred stock	—	—
Denver, CO 80237	On Command common stock	1,350,000	4.2%

(1)	Based on 13,500 shares of the Series A preferred stock, 60,000 shares of the Series D preferred stock and 30,822,340 shares of On Command common stock outstanding as of September 30, 2003. On Command’s Series B preferred stock and Series C preferred stock were not voting securities as of September 30, 2003.

(2)	Based upon information contained in a Schedule 13D/A jointly filed on April 21, 2003 by Liberty Media and Liberty Satellite and adjusted for an increase in shares issuable upon the conversion of shares of Series D preferred stock as a result of the conversion of the accrued and unpaid dividends on such stock as of September 30, 2003. Of the shares shown as beneficially owned by Liberty Media and Liberty Satellite, 33,306,262 shares are beneficially owned by Liberty Satellite’s subsidiary, Ascent Entertainment Group, Inc., which number includes 1,123,792 shares of On Command common stock issuable upon the exercise of Series A Warrants that were exercisable as of September 30, 2003, but that have since expired and (ii) 7,947,020 shares of On Command common stock issuable upon the conversion of shares of Series D preferred stock and (iii) 1,457,003 shares of On Command common stock issuable upon the conversion of shares of Series D preferred stock as a result of the conversion of the accrued and unpaid dividends on such stock. Liberty Media also beneficially owns, and has sole voting and dispositive power with respect to 165 shares of On Command common stock, which represents less than 1% of the issued and outstanding shares of On Command common stock. Of such 165 shares beneficially owned by Liberty Media, 40 of such shares consist of shares of On Command common stock issuable upon the exercise of Series B Warrants that were exercisable as of September 30, 2003, but that have since expired. Each Series B Warrant represents the right to acquire one share of On Command common stock. Liberty Media and Liberty Satellite share the voting and dispositive power with respect to 33,306,427 shares of On Command common stock. Liberty Satellite owns a controlling interest in On Command, and Liberty Media owns a controlling interest in Liberty Satellite.

(3)	Based upon information contained in a Schedule 13G filed with the SEC on February 14, 2002 by Credit Suisse First Boston (the “Bank”). The Bank shares voting and dispositive power over 2,255,035 shares of On Command common stock with its consolidated subsidiaries to the extent that they constitute a part of the investment banking business (the “Reporting Person”) of Credit Suisse First Boston business unit (the “CSFB business unit”). The ultimate parent company of the Bank is Credit Suisse Group (“CSG”), a corporation formed under the laws of Switzerland. CSG is a global financial services company with two distinct business units, one of which is the CSFB business unit. CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG disclaims beneficial ownership of the 2,255,035 shares of On Command common stock beneficially owned by the Reporting Person.

(4)	Based upon information contained in a Schedule 13G filed with the SEC on February 14, 2003 by Par Investment Partners, L.P., Par Group, L.P. and Par Capital Management, Inc. The foregoing persons are hereinafter referred to collectively as the Par Reporting Persons. The Par Reporting Persons have sole voting and dispositive power over 2,044,865 shares of On Command common stock. Par Group, L.P. and Par Capital Management, Inc. are general partners of Par Investment Partners, L.P.

(5)	Includes 1,810,000 Series C Warrants to purchase the same number of shares of On Command common stock at a per share price of $15.27. The Series C Warrants were exercisable as of September 30, 2003, but have since expired.

(6)	Mr. Kern holds 13,500 shares of Series A preferred stock, which are convertible, at Mr. Kern’s option, into 1,350,000 shares of On Command common stock. Mr. Kern’s ability to convert such shares into On Command common stock is contingent upon his repayment of $26,213,000 owed to On Command as of September 30, 2003, pursuant to a promissory note.

     Common Stock Ownership Of Management

      The following table sets forth information with respect to the beneficial ownership by each director and each of the Named Executive Officers of On Command and by all directors and executive officers as a group of shares of On Command common stock, Liberty Media Series A common stock (“Series A Liberty Media common stock”), Liberty Media Series B common stock (“Series B Liberty Media common stock”), Liberty Satellite Series A common stock (“Series A Liberty Satellite common stock”) and Liberty Satellite, Series B common stock (“Series B Liberty Satellite common stock”). Liberty Satellite owns a controlling interest in On Command and Liberty Media owns a controlling interest in Liberty Satellite.

      The following information is given as of September 30, 2003 and, in the case of percentage ownership information, is based on (i) 30,822,340 shares of On Command common stock; (ii) 2,691,592,652 shares of Series A Liberty Media common stock; (iii) 211,818,776 shares of Series B Liberty Media common stock; (iv) 14,305,837 shares of Series A Liberty Satellite common stock; and (v) 34,765,055 shares of Series B Liberty Satellite common stock in each case outstanding on that date. Shares of On Command common stock issuable upon exercise or conversion of options and convertible securities that were exercisable or convertible on or within 60 days of September 30, 2003, and upon vesting of restricted stock, are deemed to be outstanding and to be beneficially owned by the person holding the options, warrants or convertible securities for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. So far as is known to On Command, the persons indicated below have the sole voting power with respect to the shares indicated as owned by them except as otherwise stated in the notes to the table.

		Number of shares		Percent of	Voting
Name of beneficial owner	Title of class	beneficially owned		class	power

Pre-Merger Directors:
Kenneth G. Carroll	On Command common stock	—		—	—
	Series A Liberty Media common stock	20,154	(1)	*	*
	Series B Liberty Media common stock	—		—
	Series A Liberty Satellite common stock	48,073	(2)	*	*
	Series B Liberty Satellite common stock	—		—
William R. Fitzgerald	On Command common stock	400		*	*
	Series A Liberty Media common stock	860,818	(3)(4)	*	*
	Series B Liberty Media common stock	—		—
	Series A Liberty Satellite common stock	52		*	*
	Series B Liberty Satellite common stock	—		—
Paul A. Gould	On Command common stock	25,800	(5)	*	*
	Series A Liberty Media common stock	1,671,136		*	*
	Series B Liberty Media common stock	600,344		*
	Series A Liberty Satellite common stock	—		—	—
	Series B Liberty Satellite common stock	—		—
Mark K. Hammond	On Command common stock	—		—	—
	Series A Liberty Media common stock	—		—	—
	Series B Liberty Media common stock	—		—
	Series A Liberty Satellite common stock	—		—	—
	Series B Liberty Satellite common stock	—		—
Gary S. Howard	On Command common stock	800		*	*
	Series A Liberty Media common stock	5,659,694	(6)(7)	*	*
			(8)(9)(10)
	Series B Liberty Media common stock	—		—
	Series A Liberty Satellite common stock	58,021	(11)	*	*
	Series B Liberty Satellite common stock	—		—
Christopher Sophinos	On Command common stock	110,000	(12)	*	*
	Series A Liberty Media common stock	5,140		*	*
	Series B Liberty Media common stock	—		—
	Series A Liberty Satellite common stock	44,120	(13)	*	*
	Series B Liberty Satellite common stock	—		—
J. David Wargo	On Command common stock	51,200	(14)	*	*
	Series A Liberty Media common stock	122,561	(15)	*	*
	Series B Liberty Media common stock	—		*
	Series A Liberty Satellite common stock	—		—	—
	Series B Liberty Satellite common stock	—		—
Named executive officers:
Bernard G. Dvorak	On Command common stock	20,000	(16)	—	—
	Series A Liberty Media common stock	—		—	—
	Series B Liberty Media common stock	—		—
	Series A Liberty Satellite common stock	—		—	—
	Series B Liberty Satellite common stock	—		—
David A. Simpson	On Command common stock	145,000	(17)	*	*
	Series A Liberty Media common stock	—		—	—
	Series B Liberty Media common stock	—		—
	Series A Liberty Satellite common stock	—		—	—
	Series B Liberty Satellite common stock	—		—

		Number of shares		Percent of	Voting
Name of beneficial owner	Title of class	beneficially owned		class	power

Laurence M. Smith	On Command common stock	50,000	(18)	*	*
	Series A Liberty Media common stock	—		—	—
	Series B Liberty Media common stock	—		—
	Liberty Satellite Series A common stock	—		—	—
	Liberty Satellite Series B common stock	—		—
Pamela J. Strauss	On Command common stock	30,000	(19)	*	*
	Series A Liberty Media common stock	4,619	(20)	*	*
	Series B Liberty Media common stock	—		—
	Liberty Satellite Series A common stock	15,961	(21)	*	*
	Liberty Satellite Series B common stock	—		—
All directors and officers as a group (11 persons)	On Command common stock	433,200		1.4%	1.4%
	Series A Liberty Media common stock	8,334,122		*	*
	Series B Liberty Media common stock	604,648		*
	Liberty Satellite Series A common stock	166,227		1.3%	*
	Liberty Satellite Series B common stock	—		—

*	Less than 1%.

(1)	Includes 7,448 shares held by the Liberty Media 401(k) Saving Plan for the benefit of Mr. Carroll.

(2)	Assumes the exercise in full of Liberty Satellite Series A common stock options to purchase 35,215 shares, all of which are exercisable on or within 60 days after September 30, 2003. Also includes 5,625 restricted shares issued in February 2001.

(3)	Assumes the exercise in full of Liberty Media Series A common stock options to purchase 816,394 shares, all of which are exercisable on or within 60 days after September 30, 2003.

(4)	Includes 8,224 shares held by the Liberty Media 401(k) Savings Plan for the benefit of Mr. Fitzgerald.

(5)	Assumes the exercise in full of On Command common stock options to purchase 25,000 shares, all of which are exercisable on or within 60 days after September 30, 2003.

(6)	Includes 291,089 restricted shares of Liberty Media Series A common stock held by a Grantor Retained Annuity Trust, none of which was vested at September 30, 2003.

(7)	Assumes the exercise in full of Liberty Media Series A common stock options to purchase 4,178,311 shares, all of which are exercisable on or within 60 days after September 30, 2003.

(8)	Includes 44,367 shares of Liberty Media Series A common stock held by the Liberty Media 401(k) Savings Plan for the benefit of Mr. Howard.

(9)	Includes 57,960 shares of Liberty Media Series A common stock held by a Grantor Retained Annuity Trust.

(10)	Includes 110,723 shares of Liberty Media Series A common stock owned directly by Mr. Howard’s wife, Mrs. Leslie D. Howard, and 86,681 shares of Liberty Media Series A common stock owned by Mrs. Leslie D. Howard that are held by a Grantor Retained Annuity Trust, as to which Mr. Howard has disclaimed beneficial ownership.

(11)	Assumes the exercise in full of Liberty Satellite Series A common stock options to purchase 49,965 shares, all of which are exercisable on or within 60 days after September 30, 2003. Also includes 2,548 shares held by trusts of which Mr. Howard is beneficial owner as trustee for his children.

(12)	Assumes the exercise in full of On Command common stock options to purchase 110,000 shares, all of which are exercisable on or within 60 days after September 30, 2003.

(13)	Assumes the exercise in full of Liberty Satellite Series A common stock options to purchase 31,250 shares, all of which are exercisable on or within 60 days after September 30, 2003. Also includes 5,625 restricted shares issued in February 2001.

(14)	Assumes the exercise in full of On Command common stock options to purchase 50,000 shares, all of which are exercisable on or within 60 days after September 30, 2003.

(15)	All shares of Liberty Media Series A common stock are held in investment accounts managed by Mr. Wargo as to which he shares voting and investment power.

(16)	Assumes the exercise in full of On Command common stock options to purchase 20,000 shares, all of which are exercisable on or within 60 days after September 30, 2003.

(17)	Assumes the exercise in full of On Command common stock options to purchase 145,000 shares, all of which are exercisable on or within 60 days after September 30, 2003.

(18)	Assumes the exercise in full of On Command common stock options to purchase 50,000 shares, all of which are exercisable on or within 60 days after September 30, 2003.

(19)	Assumes the exercise in full of On Command common stock options to purchase 30,000 shares, all of which are exercisable on or within 60 days after September 30, 2003.

(20)	Includes 1,387 shares held by the Liberty Media 401(k) Savings Plan for the benefit of Ms. Strauss.

(21)	Assumes the exercise in full of Liberty Satellite Series A common stock options to purchase 13,625 shares, all of which are exercisable at September 30, 2003. Also includes 1,500 restricted shares issued in February 2001.

CERTAIN RELATED PARTY TRANSACTIONS

      The following is a description of certain material transactions between Liberty Media and On Command, or their respective affiliates. For information on additional material contacts and transactions between Liberty Media and On Command, or their respective affiliates, please see the sections entitled “The Companies Involved in the Merger — On Command” on page 22 and “The Merger” on page 27.

Subordinated Loan

      On September 30, 2003, On Command received a $40 million unsecured subordinated loan from Liberty Media, the proceeds of which were used to repay a portion of the outstanding principal amount of loans under On Command’s Original Revolving Credit Facility.

      The $40 million loan made by Liberty Media is unsecured, bears interest at the rate of 10% per annum and matures on the later of December 31, 2008 and the date that is one year after the maturity date of the Amended and Restated Credit Agreement, as it may be amended, supplemented or otherwise modified from time to time. Pursuant to a subordination agreement between On Command and Liberty Media entered into on September 30, 2003, On Command’s obligations with respect to the $40 million loan are subordinated to its obligations to the lenders under the Amended and Restated Credit Agreement and no payments of principal or interest on such loan may be made until all obligations under the Amended and Restated Credit Agreement are indefeasibly paid in full.

Issuance of Series A Preferred Stock and Common Stock Repurchase

      On August 8, 2000, On Command issued 13,500 shares of its Convertible Participating Preferred Stock, Series A, par value $.01 per share, to Jerome H. Kern, the former Chairman and Chief Executive Officer of On Command and a director of Liberty Media, in exchange for a $21,080,000 promissory note and a $13,500 cash payment. The promissory note is secured by the Series A preferred stock or proceeds thereon and Mr. Kern’s personal obligations under such promissory note are limited to 25% of the principal amount of the note plus accrued interest thereon. The note, which may not be prepaid, is due and payable on August 1, 2005, and interest on the note accrues at a rate of 7% per annum, compounded quarterly.

      On May 1, 2001, pursuant to a Stock Purchase Agreement dated as of April 25, 2001, Ascent Entertainment Group, Inc., a subsidiary of Liberty Media, purchased 2,245,155 shares of On Command common stock from Mr. Kern and Mary Rossick Kern. The acquisition was consummated on May 1, 2001. Ascent Entertainment paid aggregate cash consideration for such shares in the amount of $25.2 million, a portion of which was paid directly to the sellers and the balance of which was paid to The Bank of New York to retire certain indebtedness of Jerome H. Kern to The Bank of New York. In connection with such payment to the Bank of New York, Liberty Media was released from its obligations under its guarantee of Mr. Kern’s indebtedness to The Bank of New York. The purchase price for such shares of On Command common stock was paid from Ascent Entertainment’s available cash. Mr. Kern resigned as On Command’s Chief Executive Officer on April 27, 2001 and as On Command’s Chairman of the Board on June 1, 2001.

Issuance of Series B, Series C and Series D Preferred Stock

      During 2001, On Command issued to Ascent Entertainment shares of Series B preferred stock, Series C preferred stock, and Series D preferred stock, par value $.01 per share, in exchange for aggregate net cash proceeds of $84,926,000. The Series B preferred stock, Series C preferred stock and Series D preferred stock are classified as mandatorily redeemable preferred stock due to the fact that, under certain circumstances and subject to certain restrictions, Ascent Entertainment could require On Command to redeem such mandatorily redeemable preferred stock. Accumulated and unpaid dividends on On Command’s Series B preferred stock, Series C preferred stock and Series D preferred stock aggregated $19,669,426 at September 30, 2003. Such dividends have been added to the liquidation preference of the applicable preferred stock issuance since On Command has not paid any cash dividends since issuance. On Command does not intend to pay cash dividends on any of its preferred stock issuances for the foreseeable future.

      Holders of Series B preferred stock, Series C preferred stock and Series D preferred stock are not entitled to vote on any matters submitted to a vote of the shareholders of On Command, except as described below and as required by law, and except that without the consent of at least 66 2/3% of the number of shares of each such series then outstanding, On Command may not take any action, including by merger, to amend any of the provisions of the respective certificates of designations or amend any of the provisions of the Restated Certificate of Incorporation of On Command so as to adversely affect any preferences or rights of such series of preferred stock. In addition to the rights set forth above, since December 31, 2002, in connection with any matter as to which the holders of On Command common stock are entitled to vote, each outstanding share of Series D preferred stock entitles the holder thereof to cast the number of votes equal to the number of votes such holder would have been entitled to cast had the shares of Series D preferred stock held by such holder been converted into shares of On Command common stock immediately prior to the record date for the determination of the stockholders entitled to vote upon such matter.

      Series B and Series C Preferred Stock. Pursuant to preferred stock purchase agreements dated March 5, 2001 and April 23, 2001 between On Command and Ascent Entertainment, On Command sold 15,000 shares of its Series B preferred stock and 10,000 shares of its Series C preferred stock to Ascent Entertainment for cash consideration of $15,000,000 and $10,000,000, respectively.

      The liquidation preference of each share of the Series B and Series C preferred stock as of any date of determination is equal to the sum of (a) the stated value per share of $1,000, plus (b) an amount equal to all dividends accrued on such shares that have been added to and remain a part of the liquidation preference as of such date, plus (c) for purposes of the liquidation and redemption provisions of the Series B and Series C preferred stock, an amount equal to all unpaid dividends accrued on the sum of the amounts specified in clauses (a) and (b) above during the period from and including the immediately preceding dividend payment date to but excluding the date in question. At September 30, 2003, the aggregate liquidation preference of the Series B and Series C preferred stock was $33,669,054.

      The holders of Series B and Series C preferred stock are entitled to receive cumulative dividends, when and as declared by On Command, in preference to dividends on junior securities, including On Command’s common stock and Series A preferred stock, and ratably with dividends on parity securities. Currently, dividends accrue on the Series B preferred stock and Series C preferred stock at the rate of 12% per annum of the liquidation preference of the applicable series of preferred stock. Accrued dividends on the Series B preferred stock are payable monthly, in cash. Accrued dividends on the Series C preferred stock are payable quarterly, in cash. Dividends not paid on any dividend payment date are added to the liquidation preference on such date and remain a part of the liquidation preference until such dividends are paid.

      Upon any liquidation, dissolution or winding up of On Command, the holders of shares of Series B and C preferred stock are entitled to receive, from the assets of On Command available for distribution to stockholders, an amount in cash per share equal to the liquidation preference of a share of Series B and C preferred stock, after payment is made on any senior securities and before any distribution or payment is made on any junior securities, which payment will be made ratably among the holders of the Series B and Series C preferred stock and the holders of any parity securities.

      Shares of Series B and Series C preferred stock are redeemable at the option of On Command at any time after the issuance date at a redemption price per share payable in cash equal to the liquidation preference of such share on the redemption date. Any redemptions by On Command are required to be made pro rata if less than all shares of Series B and C preferred stock are to be redeemed.

      Subject to certain restrictions, including any such restrictions contained in On Command’s credit facility, shares of Series B and Series C preferred stock are redeemable at the option of the holder at a price equal to the liquidation preference.

      Series D Preferred Stock. On June 29, 2001, pursuant to a preferred stock purchase agreement between On Command and Ascent Entertainment, On Command authorized for issuance 60,000 shares of its Series D preferred stock, to Ascent Entertainment in consideration of $60,000,000 in cash. The Series D preferred stock purchase agreement provided for the shares to be issued in three sub-series, Series D-1, Series D-2 and

Series D-3, each with an aggregate authorized amount of $20,000,000 in stated value. The Series D-1 shares were issued on June 29, 2001, the Series D-2 shares were issued on August 2, 2001 and the Series D-3 shares were issued on October 18, 2001. Commencing on December 31, 2002, each share of Series D preferred stock is convertible at the option of the holder into a number of shares of On Command common stock determined by dividing the liquidation preference of each share of Series D preferred stock by $7.55, subject to anti-dilution adjustments.

      The Series D liquidation preference of each share of Series D preferred stock as of any date of determination is equal to the sum of (a) the stated value per share of $1,000, plus (b) an amount equal to all dividends accrued on such shares that have been added to and remain a part of the Series D liquidation preference as of such date, plus (c) for purposes of the liquidation and redemption provisions of the Series D preferred stock, an amount equal to all unpaid dividends accrued on the sum of the amounts specified in clauses (a) and (b) above during the period from and including the immediately preceding dividend payment date to but excluding the date in question. At September 30, 2003, the aggregate Series D liquidation preference was $71,000,372.

      The holders of the Series D preferred stock are entitled to receive cumulative dividends, when and as declared by On Command, in preference to dividends on junior securities, including On Command Common Stock and the Series A preferred stock and ratably with dividends on parity securities. Dividends accrue on each sub-series of the Series D preferred stock at the rate of 8% per annum of the Series D liquidation preference. Accrued dividends are payable in cash quarterly. Dividends not paid on any dividend payment date are added to the Series D liquidation preference until such dividends are paid.

      Upon any liquidation, dissolution or winding up of On Command, the holders of shares of Series D preferred stock are entitled to receive, from the assets of On Command available for distribution to stockholders, an amount in cash per share equal to the Series D liquidation preference of a share of Series D preferred stock, after payment is made on any senior securities and before any distribution or payment is made on any junior securities, which payment will be made ratably among the holders of Series D preferred stock and the holders of any parity securities.

      The Series D preferred stock is not redeemable, at the option of On Command, during the period from December 31, 2002 to June 30, 2005. Thereafter, the shares are redeemable, at the option of On Command, at the Series D liquidation preference plus the percentage set forth opposite the applicable redemption date as follows:

Redemption Date	Percentage

June 30, 2005 through June 29, 2006	4%
June 30, 2006 through June 29, 2007	3%
June 30, 2007 through June 29, 2008	2%
June 30, 2008 through June 29, 2009	1%
June 30, 2009 and thereafter	0%

      In the event of certain events of bankruptcy described in the Certificate of Designations of the Series D preferred stock, and subject to certain restrictions, including any such restrictions contained in On Command’s credit facility, shares of Series D preferred stock are redeemable at the option of the holder at a price equal to the Series D liquidation preference if such redemption occurs prior to June 30, 2005. If the redemption occurs after June 30, 2005, the shares are redeemable at the Series D liquidation preference plus the percentage set forth in the foregoing table.

Allocation of Certain General and Administrative Expenses

      During the second quarter of 2001, three employees of another subsidiary of Liberty Media began performing duties for On Command. Accordingly, during 2001, portions of the salaries and related benefits of such employees and certain other administrative costs were allocated to On Command by the other Liberty

Media subsidiary. Effective January 1, 2002, On Command began paying the compensation of such employees. The aggregate amount allocated to On Command during 2001 was $408,000.

      In addition, subsequent to Liberty Media’s acquisition of Ascent Entertainment in March of 2000, Liberty Media and Ascent Entertainment have allocated certain general and administrative expenses (including portions of the salaries of certain employees) to On Command. Allocations from Liberty Media and Ascent Entertainment aggregated $74,000, $145,000, and $100,000, respectively, during the six months ended June 30, 2003 and the year ended December 31, 2002 and 2001, respectively. On Command also reimburses Liberty Media and Ascent Entertainment for insurance and certain other expenses paid by Liberty Media and Ascent Entertainment on behalf of On Command. Amounts owed to Liberty Media pursuant to these allocations and reimbursements totaled $578,000 at June 30, 2003 and are non-interest bearing. Although there are no written agreements with Liberty Media and Ascent Entertainment for these allocations and reimbursements, On Command believes the amounts to be reasonable.

Content Preparation and Distribution Services Agreement

      Since October 1, 2002, Ascent Media Group, Inc., a consolidated subsidiary of Liberty Media, has provided uplink and satellite transport services to On Command for a negotiated monthly fee. On March 24, 2003, On Command and Ascent Media executed a Content Preparation and Distribution Services Agreement that provides for uplink and satellite transport services for a monthly fee of $36,000, subject to adjustment, for a period of five years, commencing on April 1, 2003. This agreement also provides for Ascent Media to supply On Command with content preparation services at a negotiated rate for a period of five years at On Command’s request. Beginning in April 2003, Ascent Media began installing satellite equipment at On Command’s downlink sites at hotels. During the six months ended June 30, 2003, Ascent Media charged On Command $217,000 for such services. No content preparation services have been provided through June 30, 2003.

Affiliation Agreement

      Since July 2002, On Command has acquired certain programming content from a consolidated subsidiary of Liberty Media pursuant to an affiliation agreement that expires in September 2008. During the six months ended June 30, 2003, the amount charged to On Command pursuant to this agreement was $50,000.

EXPERTS

      The consolidated balance sheets of Liberty Media and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations and comprehensive earnings, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2002 have been incorporated by reference herein in reliance upon the report, dated March 17, 2003, of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

      As discussed in notes 3 and 7 to the consolidated financial statements, Liberty Media changed its method of accounting for intangible assets in 2002 and for derivative financial instruments in 2001.

      The consolidated balance sheets of Telewest Communications plc and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference herein in reliance upon the report, dated March 26, 2003, of KPMG Audit Plc, independent chartered accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

      The report of KPMG Audit plc dated March 26, 2003 contains an explanatory paragraph that states that Telewest Communications plc is undergoing financial restructuring which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

      As discussed in note 3 to the consolidated financial statements, Telewest Communications plc changed its method of accounting for intangible assets in 2002 and derivative instruments in 2001.

      The consolidated balance sheets of On Command and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2002 have been incorporated by reference herein in reliance upon the report, dated February 12, 2003, except as to Note 6 to the consolidated financial statements which is as of March 28, 2003, of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

      The report of KPMG LLP dated February 12, 2003, except as to Note 6 to the consolidated financial statements, which is as of March 28, 2003, contains an explanatory paragraph that states that at December 31, 2002, the maximum leverage ratio permitted under On Command’s debt facility was 4.25, and On Command’s actual leverage ratio was 3.99. Because the maximum leverage ratio permitted at March 31, 2003 steps down to 3.50, On Command believes that it would not have been in compliance with such covenant at March 31, 2003 had it not reached agreement with its bank lenders to postpone, until June 29, 2003, the step down of the leverage ratio from 4.25 to 3.50. On Command is seeking to restructure the debt facility and such restructuring is contingent on certain events, which raises substantial doubt about On Command’s ability to continue as a going concern. Management’s plans in regard to this matter are also described in note 6 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

LEGAL MATTERS

      An opinion regarding the legality of the Liberty Media Series A common stock to be issued in the merger is being provided by Sherman & Howard L.L.C., counsel to Liberty Media. Certain Sherman & Howard L.L.C. attorneys own shares of Liberty Media common stock and stock of certain of Liberty Media’s subsidiaries.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Six Months Ended June 30, 2003 and 2002

General

      The following discussion and analysis provides information concerning the financial condition and results of operations of On Command Corporation (the “Company”) and should be read in conjunction with the accompanying condensed consolidated financial statements of the Company.

Material Changes in Results of Operations

Revenue

      Revenue consists primarily of fees collected from hotels for in-room services provided to hotel guests by the Company. Services provided by the Company to hotel guests include pay-per-view movies, free-to-guest television programming, video games, Internet service, short subject products and digital music. The Company also earns revenue from the sale of video and music systems to third parties and the sale of video equipment to hotels. The Company’s total net revenue was $59,552,000 and $60,999,000 during the three months ended June 30, 2003 and 2002, respectively, and $116,272,000 and $118,382,000 during the six months ended June 30, 2003 and 2002, respectively.

      Net room revenue decreased $1,159,000 or 1.0% during the six months ended June 30, 2003, as compared to the corresponding prior year period. The decrease in net room revenue during the 2003 six-month period is primarily attributable to a reduction in the volume of pay-per-view buys. The impact of such volume reduction is partially offset by (i) an increase in revenue attributable to higher average rates for certain pay-per-view products; (ii) a $2,066,000 increase in the aggregate revenue derived from short subject, digital music and television-based Internet products; and (iii) a $1,395,000 increase in free-to-guest programming revenue that is primarily the result of rate increases. The Company believes that the decrease in pay-per-view buys is attributable to the combined effect of (i) a decrease in buy rates for mature-themed pay-per-view products, (ii) a decrease in occupancy rates (as further discussed below), (iii) a change in occupancy mix, and (iv) a reduction in the average number of rooms served by the Company. The 4.1% decline in the average number of rooms served by the Company during the 2003 period is attributable to (i) the July 2002 sale of the Company’s European operations; (ii) the loss of rooms to competitors; and (iii) the discontinuance of service to certain non-profitable hotels. Net room revenue decreased $1,659,000 or 2.8% during the three months ended June 30, 2003, as compared to the corresponding prior year period. The decrease in net room revenue during the 2003 three-month period generally is attributable to the same factors that are described above with respect to the six-month period.

      Overall hotel occupancy rates, as reported by Smith Travel Research, declined 1.5% during the six months ended June 30, 2003, as compared to the corresponding prior year period. In addition, occupancy rates for hotels in the top 25 markets, as reported by Smith Travel Research, declined 1.7% over the same period. Since the Company derives a significant portion of its revenue from hotels located in the top 25 markets, the Company believes that the occupancy rate for this segment is the best indicator of the impact changes in hotel occupancy are having on the Company’s business. Hotel occupancy rates are outside of the Company’s control, and changes in hotel occupancy rates can have a significant impact on the Company’s results of operations.

      During the six months ended June 30, 2003, hotels owned, managed or franchised by Marriott, Hilton Hotels Corporation (“Hilton”), InterContinental, Hyatt, and Starwood accounted for 33%, 14%, 11%, 7% and 7%, respectively, of the Company’s total net room revenue. Accordingly, hotels owned, managed or franchised by the Company’s five largest hotel chain customers accounted for 72% of the Company’s total net room revenue during the six months ended June 30, 2003. The loss of any of these hotel chain customers, or the loss of a significant number of other hotel chain customers, could have a material adverse effect on the Company’s results of operations and financial condition. For additional information concerning the Company’s relation-

ships with its significant customers, see note 8 to the accompanying condensed consolidated financial statements.

      System and equipment sales and other revenue increased $212,000 or 11.3% during the three months ended June 30, 2003 and decreased $951,000 or 19.0% during the six months ended June 30, 2003, as compared to the corresponding prior year periods. The decrease during the six-month period is primarily attributable to the net effect of (i) a $797,000 decrease in sales of the Company’s music systems; and (ii) a $439,000 decrease in sales of the Company’s video systems and equipment. The decrease in music systems sales is largely attributable to the Company’s efforts to convert its primary music system customer to a software-based music system from a hardware-based music system. The Company expects to initiate sales of its software-based music systems to this customer during the first quarter of 2004. As a result, the Company expects that it will not realize significant revenue from the sale of hardware-based music systems during 2003 and future periods, and that the revenue to be derived from the sale of its software-based music systems during 2003 will be significantly lower than the revenue derived from music system sales during 2002. The increase during the three-month period is primarily attributable to a $196,000 increase in revenue from hotel pre-wire installations as individually insignificant increases in other revenue items offset a $160,000 decrease in system and equipment sales.

Direct Costs

      Direct costs consist primarily of fees paid to movie and other content providers, hotel commissions, direct costs associated with the Company’s Internet product, and costs associated with video and music systems sold to other providers, and video equipment sold to hotels.

      Content fees, commissions and other in-room service costs increased $2,477,000 or 8.5% and $1,979,000 or 3.5% during the three and six months ended June 30, 2003, respectively, as compared to the corresponding prior year periods. Such increases are primarily attributable to (i) increases in royalties associated with the Company’s mature-themed pay-per-view movies of $808,000 and $901,000 during the three and six month periods ended June 30, 2003, respectively; (ii) increases in duplication and distribution costs of $333,000 and $852,000 during the three and six months ended June 30, 2003, respectively; and (iii) other individually insignificant fluctuations in the components of this line item. A $521,000 increase in hotel commissions and a $515,000 benefit associated with the settlement of feature film royalty audits were also included in the three- and six-month fluctuations, respectively. The increases in mature-themed royalties are the result of an increase in the quality and quantity of mature-themed movies available through the Company’s video systems due to the initiation of a new vendor relationship in March 2003 and increases in the capacity of certain of the Company’s video systems. The increases in system duplication and distribution expense are due to an increase in the quantity of videocassettes duplicated and shipped and an increase in the frequency of title exchanges. Free-to-guest programming costs remained relatively constant during the 2003 and 2002 periods as higher rates from programmers were offset by cost savings resulting from the optimization of certain channel line-ups and changes in certain distribution agreements. In the aggregate, content fees, commissions and other in-room service costs represented 52.5% and 50.2% of total net room revenue during the six-month 2003 and 2002 periods, respectively. Certain of the Company’s content fees and other in-room service costs do not vary with room revenue and occupancy rates.

      The Company is a party to various agreements with programming suppliers that permit the Company to distribute movies and programming networks. The Company expects that the cost of such movies and programming networks will increase in future periods as contracts expire and renewals are negotiated. Certain of the Company’s contracts with hotel customers limit the amount of any cost increases that can be passed on to any such hotels. Any cost increases that the Company is not able to pass on to its customers would result in increased pressure on the Company’s operating margins.

      System, equipment and other costs decreased $128,000 or 10.2% and $646,000 or 24.6% during the three and six months ended June 30, 2003, respectively, as compared to the corresponding prior year periods. Such decreases primarily are attributable to lower costs as a result of the combined effect of lower music and video system sales and improved margins on video system sales.

Operations Support

      Operations support expense includes the labor, materials and overhead costs associated with the repair, maintenance and support of video systems and other room service equipment. Operations support expense decreased $1,453,000 or 20.4% and $1,897,000 or 13.9% during the three and six months ended June 30, 2003, respectively, as compared to the corresponding prior year periods. Such decreases are attributable primarily to (i) cost saving measures that resulted in lower occupancy costs, and in other individually insignificant expense reductions; and (ii) the impact of the July 2002 sale of the Company’s European operations.

Research and Development

      Research and development expense decreased $161,000 or 14.9% and $35,000 or 1.7% during the three and six months ended June 30, 2003, respectively, as compared to the corresponding prior year periods. Such fluctuations are attributable to individually insignificant changes in the components of this line item.

Selling, General and Administrative

      Selling, general and administrative expense increased $829,000 or 15.3% and $863,000 or 7.9% during the three and six months ended June 30, 2000, respectively, as compared to the corresponding prior year periods. Such increases are attributable primarily to individually insignificant increases in various components of this line item, offset in part by reductions in the amounts accrued for employee bonuses. The percentage of total net revenue that is represented by selling, general and administrative expense was 10.2% and 9.3% during the six-month 2003 and 2002 periods, respectively.

Depreciation and Amortization

      Depreciation and amortization expense decreased $406,000 or 2.0% and $1,574,000 or 3.9% during the three and six months ended June 30, 2003, respectively, as compared to the corresponding prior year periods. Such decreases represent the net effect of reductions to the Company’s depreciable asset base that were only partially offset by increases attributable to capital expenditures. The reductions in the Company’s depreciable asset base are attributable to (i) assets becoming fully depreciated, and (ii) asset dispositions.

Asset Impairment and Other Charges

      The Company recorded impairment and other charges of $1,256,000 and $7,650,000 during the six months ended June 30, 2003 and 2002, respectively. The 2002 amount includes a loss of $5,103,000 related to the July 2002 sale of the Company’s European operations, and a loss of $1,411,000 relating to a transaction in which certain equipment was transferred to STSN, Inc. The 2003 charges and the remaining 2002 charges are comprised of amounts related to obsolete materials and equipment, and losses on various dispositions of property and equipment, and other assets.

Interest Expense

      Interest expense decreased $117,000 or 3.4% and $370,000 or 5.3% during the three and six months ended June 30, 2003, respectively, as compared to the corresponding prior year periods. The decrease in interest expense is primarily attributable to the net effect of (i) decreases associated with lower weighted average interest rates; and (ii) increases associated with higher amortization of deferred financing costs as a result of fees paid in connection with the Amended and Restated Credit Agreement and amendments to the Revolving Credit Facility.

Income Taxes

      The Company’s income tax expense of $131,000 and $380,000 during the six months ended June 30, 2003 and 2002, respectively, represents taxes in certain foreign, state and local jurisdictions. The Company’s reported income tax expense differs from the expected benefit that would result by applying the statutory rates to the Company’s pre-tax losses primarily because the Company is only able to realize income tax benefits for financial reporting purposes to the extent that the Company generates taxable income, or to the extent that tax benefits (i) represent refunds due to the Company or (ii) offset recorded income tax liabilities. For financial reporting purposes, all of the Company’s income tax liabilities had been fully offset by income tax benefits at June 30, 2003 and 2002, respectively.

Net Loss

      As a result of the factors described above, the Company’s net loss decreased from $22,210,000 during the six months ended June 30, 2002 to $16,400,000 during the six months ended June 30, 2003. The Company is attempting to improve its operating results by increasing revenue while containing, and wherever possible, reducing expenses and capital expenditures. Specifically, the Company plans to increase revenue by (i) developing and, to the extent economically feasible, implementing new technologies that will enhance the Company’s ability to manage its existing products and/or allow the Company to introduce new or more technologically advanced systems or products; (ii) retaining existing hotel customers and selectively increasing the number of rooms in the Company’s traditional target market (generally hotels with 150 or more rooms); (iii) expanding the Company’s target market by marketing the MiniMateTM platform to smaller hotels (generally hotels with less than 150 rooms) and lower cost hotels and (iv) selectively increasing prices. In addition, the Company expects to continue to focus on all available opportunities to reduce or contain costs for the foreseeable future. In this regard, the Company believes vendor and customer relationships, outsourcing, and new technologies, are among the areas that will provide opportunities for cost reduction and containment during 2003 and future periods. The Company intends to contain and reduce capital expenditures by continuing its efforts to manage and deploy capital with a view towards improving the Company’s return on its capital expenditures. The Company cannot presently predict the amount of increased revenue, decreased costs or other benefits that might result from its efforts to improve operating results. Furthermore, the Company’s ability to accomplish its operating objectives is dependent to a degree on hotel occupancy rates and other factors outside of its control. No assurance can be given that the Company will be able to significantly increase its revenue base or reduce its expenses or capital expenditures. To the extent that changes in hotel occupancy rates impact the Company’s revenue base, the Company will not experience proportionate changes in its expenses since many of the Company’s expenses do not vary with hotel occupancy rates.

Material Changes in Financial Condition

      During the six months ended June 30, 2003, the Company used $19,834,000 of cash provided by operating activities, $2,517,000 of cash provided by financing activities and a $3,502,000 decrease in cash and cash equivalents to fund the $25,904,000 used by its investing activities. For additional information, see the accompanying condensed consolidated statements of cash flows.

      At June 30, 2003, the Company’s Revolving Credit Facility, as amended, provided for aggregate borrowings of $275,000,000. Borrowings under the Revolving Credit Facility are due and payable in July 2004. The Company had $9,367,000 of remaining availability under the Revolving Credit Facility at June 30, 2003. The Company’s ability to draw additional funds under the Revolving Credit Facility is subject to the Company’s continued compliance with applicable financial covenants.

      Revolving loans extended under the Revolving Credit Facility bear interest at LIBOR plus a spread that may range from 1.125% to 3.50% depending on certain operating ratios of the Company (4.83% effective borrowing rate at June 30, 2003). In addition, a facility fee ranging from 0.375% to 0.50% per annum is charged on the Revolving Credit Facility, depending on certain operating ratios of the Company. The Revolving Credit Facility contains customary covenants and limitations, most notably the inclusion of restrictions on the Company’s ability to pay dividends or make other distributions. In addition, the Company is required to maintain leverage and interest coverage ratios. The Company was in compliance with such covenants at June 30, 2003, as then in effect. Substantially all of the Company’s assets are pledged as collateral for borrowings under the Revolving Credit Facility.

      On March 28, 2003, the Company and its bank lenders amended the Revolving Credit Facility to postpone until June 30, 2003 the step down of the leverage ratio covenant of its Revolving Credit Facility from

4.25 to 3.50. On June 27, 2003, a similar amendment was executed to postpone such step down until October 1, 2003. Accordingly, the maximum leverage ratio permitted under the Revolving Credit Facility at June 30, 2003 was 4.25, and the Company’s actual leverage ratio was 4.20 as of such date. The Company and its bank lenders executed an Amended and Restated Credit Agreement on April 17, 2003, and an amendment thereto on June 27, 2003. The effectiveness of the Amended and Restated Credit Agreement is contingent upon the contribution of $40,000,000 by Liberty Media or one of its subsidiaries (the “Liberty Group”) to the Company to be used to repay principal due, and permanently reduce lender commitments, pursuant to the Amended and Restated Credit Agreement. However, the Liberty Group has no obligation to make any contribution to the Company, and there can be no assurance that any such contribution will be made or, if made, what the form or terms would be. After the proposed reduction of lender commitments, the Amended and Restated Credit Agreement would constitute a $235,000,000 senior secured credit facility, consisting of a $50,000,000 revolving credit facility and a $185,000,000 term loan facility. The term loan would be subject to scheduled amortizations commencing September 30, 2003, and both facilities would mature on December 31, 2007. If it does not become effective earlier, and if it is not otherwise amended, the Amended and Restated Credit Agreement will terminate on September 30, 2003.

      Although the Company is in compliance with the leverage ratio covenant of its existing Revolving Credit Facility at June 30, 2003, and the Company expects to be in compliance with such covenant at September 30, 2003, the Company believes that it will be out of compliance with such covenant after September 30, 2003 if the Amended and Restated Credit Agreement does not become effective by that date. If the Amended and Restated Credit Agreement has not become effective by, or is otherwise terminated prior to, October 1, 2003, the Company anticipates that it will request a further amendment to its existing Revolving Credit Facility to postpone the step down of the leverage ratio covenant. It is uncertain whether the Company’s lenders would agree to such a further amendment and what terms might be imposed by the lenders in connection with such further amendment. In the event that the Amended and Restated Credit Agreement does not become effective by the date that the leverage ratio is reduced to 3.50, the Company anticipates that a default would occur under the Revolving Credit Facility. Upon the occurrence of a default, if left uncured, the bank lenders would have various remedies, including terminating their revolving loan commitment, declaring all outstanding loan amounts including interest immediately due and payable, and exercising their rights against their collateral, which consists of substantially all the Company’s assets. No assurance can be given that the Amended and Restated Credit Agreement will become effective. In addition, if the Amended and Restated Credit Agreement does not become effective, no assurance can be given that the Company will be able to successfully restructure or refinance its existing Revolving Credit Facility on terms acceptable to the Company, or that the Company will be able to avoid a default under its existing Revolving Credit Facility. In light of the uncertainties with respect to the restructuring of the Revolving Credit Facility, the Company’s independent auditors included an explanatory paragraph in their audit report on the December 31, 2002 consolidated financial statements of the Company stating in part that “The Company is seeking to restructure the debt facility and such restructuring is contingent on certain events, which raises substantial doubt about the Company’s ability to continue as a going concern.”

      The Company has classified all borrowings outstanding under the Revolving Credit Facility as current liabilities in its June 30, 2003 condensed consolidated balance sheet due to the fact that an amendment was obtained from its lenders that allowed the Company to meet its leverage ratio covenant at June 30, 2003. In the absence of such amendment, the Company would not have been in compliance with the leverage ratio covenant under the Revolving Credit Facility at June 30, 2003. As the amendment postponed the step down of the leverage ratio covenant for a period of less than 12 months, the Company has classified the debt as current in accordance with Emerging Issues Task Force Issue No. 86-30, Classification of Obligations When a Violation is Waived by a Creditor, and Statement of Financial Standards No. 6, Classification of Short-Term Obligations to Be Refinanced. Although the Company has the intent to refinance the Revolving Credit Facility with long-term borrowings under the Amended and Restated Credit Agreement, the Company does not now have the unilateral ability to complete the conditions precedent to the effectiveness of the Amended and Restated Credit Agreement.

      During 2001, the Company issued to Ascent Entertainment Group, Inc. (“Ascent”) Series B Cumulative Redeemable Preferred Stock, par value $.01 per share (the “Series B Preferred Stock”), Series C Cumulative Redeemable Preferred Stock, par value $.01 per share (the “Series C Preferred Stock”) and Series D Cumulative Convertible Redeemable Preferred Stock, par value $.01 per share (“Series D Preferred Stock”) in exchange for aggregate net cash proceeds of $84,942,000. The Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock are classified as mandatorily redeemable preferred stock within the accompanying condensed consolidated balance sheet due to the fact that, under certain circumstances and subject to certain restrictions contained in the Revolving Credit Facility, Ascent could require the Company to redeem such mandatorily redeemable preferred stock. Ascent has informed the Company that it currently does not intend to redeem any portion of the liquidation value of the Series B Preferred Stock, Series C Preferred Stock, or Series D Preferred Stock. Accumulated and unpaid dividends on the Company’s Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock aggregated $17,512,000 at June 30, 2003. Such dividends have been added to the liquidation preference of the applicable preferred stock issuance since the Company has not paid any cash dividends since issuance. The Company does not intend to pay cash dividends on any of its preferred stock issuances for the foreseeable future.

      In connection with a first quarter 2001 acquisition of a 7.5% interest in MagiNet and the settlement of certain litigation, the Company agreed that MagiNet would have the option during the 15 day period beginning on March 1, 2003 to cause the Company to repurchase all, but not less than all, of the 275,000 shares of Company Common Stock that had been issued to MagiNet in such transaction, at a price of $15 per share. During the fourth quarter of 2002, the Company repurchased 119,500 of such shares for an aggregate price of $1,344,000 or $11.25 per share. In connection with this transaction, the parties agreed to postpone until March 1, 2004 the date on which the Company can be required to repurchase 119,500 of the remaining shares subject to repurchase. The Company is not precluded from repurchasing such shares at an earlier date. The repurchase price for such shares will be $15 per share, plus an adjustment factor calculated from March 1, 2003 to the date of repurchase, at a rate of 8% per annum. On March 1, 2003, the date on which the remaining 36,000 shares will first become subject to repurchase by the Company was postponed until March 1, 2004. The repurchase price for such shares will remain at $15 per share. Subsequent to June 30, 2003, MagiNet agreed to assign the above-described 36,000 shares to the Company in exchange for a $540,000 credit against the cost of equipment to be purchased by MagiNet from the Company through March 1, 2004. To the extent that MagiNet has not used all of such credit by March 1, 2004, the remaining credit will be settled in cash.

      Historically, the Company has required external financing to fund the cost of installing and upgrading video systems in hotels. However, during 2002 the Company was able to manage its operations and capital expenditures such that the Company was able to rely on internally generated funds and existing sources of liquidity to finance its installation and upgrade activities. During 2003 and future periods, the Company intends to continue to focus its efforts on increasing revenue while containing, and wherever possible, reducing expenses and capital expenditures. The Company expects that it will be able to rely on cash provided by operations, existing availability under the Revolving Credit Facility, and existing cash and cash equivalent balances to fund its capital expenditures and other anticipated liquidity requirements during 2003. To the extent that the Company were to experience a revenue shortfall or any other unfavorable variance from its 2003 operating plan, the Company would seek to reduce expenses and/or capital expenditures to compensate for any such shortfall or unfavorable variance. Accordingly, the Company believes, although no assurance can be given, that it will not require additional sources of liquidity to fund its capital expenditures and anticipated liquidity requirements during 2003. Notwithstanding the foregoing, the Company anticipates that it will require a $40,000,000 contribution from the Liberty Group in order to satisfy one of the conditions for the effectiveness of its Amended and Restated Credit Agreement, and that it would require additional external financing to (i) fund any significant new growth initiatives or unanticipated liquidity requirements; or (ii) refinance the Revolving Credit Facility, if the Amended and Restated Credit Agreement does not become effective on a timely basis (as discussed above). No assurance can be given that the Company will not be required to seek external financing during 2003, and if external financing is required, no assurance can be given that any such financing would be available on terms acceptable to the Company or at all.

      For recent developments regarding the Liberty Media $40 million contribution, the Revolving Credit Facility and the Amended and Restated Credit Agreement, please see the section entitled “The Companies Involved in the Merger — On Command — Recent Developments” on page 23 of this proxy statement/prospectus.

Quantitative and Qualitative Disclosures About Market Risk

      The Company is exposed to market risk from changes in interest rates, which could impact its results of operations and financial condition, particularly the Company’s interest expense and cash flow. The Company does not hedge this exposure. Revolving loans extended under the Revolving Credit Facility generally bear interest at a variable rate based on LIBOR and certain operating ratios of the Company. At June 30, 2003, the outstanding borrowings under the Revolving Credit Facility were $265,633,000. Exclusive of facility fees, the effective borrowing rate on amounts outstanding under the Revolving Credit Facility was 4.83% at June 30, 2003. Assuming no increase or decrease in the amount outstanding, a hypothetical 1% increase (or decrease) in interest rates at June 30, 2003 would increase (or decrease) the Company’s annual interest expense and cash outflow by approximately $2,656,000.

      The Company’s foreign operations are located primarily in Canada and Mexico. The Company believes the risks of foreign exchange rate fluctuations on its present operations are not material to the Company’s overall financial condition. However, the Company will consider using foreign currency contracts, swap arrangements, or other financial instruments designed to limit exposure to foreign exchange rate fluctuations, if deemed prudent.

Controls and Procedures

      In accordance with Exchange Act Rules 13a-15 and 15d-15, the Company carried out an evaluation, under the supervision and with the participation of management, including its chief executive officer and principal accounting and financial officer (the “Executives”), of the effectiveness of its disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Executives concluded that the Company’s disclosure controls and procedures were effective as of June 30, 2003 to provide reasonable assurance that information required to be disclosed in its reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.

      There has been no change in the Company’s internal controls over financial reporting that occurred during the three months ended June 30, 2003 that has materially affected, or is reasonably likely to materially affect, its internal controls over financial reporting.

ON COMMAND CORPORATION

(An Indirect Consolidated Subsidiary of Liberty Media Corporation)

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2003	2002

	(amounts in thousands)
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$999	$4,501
Accounts receivable, net	30,529	33,525
Other current assets	1,983	3,461

Total current assets	33,511	41,487

Property and equipment:
Video systems
In service	668,036	668,697
Construction in progress	34,347	37,511

	702,383	706,208
Support equipment, vehicles and leasehold improvements	26,691	26,245

	729,074	732,453
Accumulated depreciation	(466,137)	(457,482)

	262,937	274,971

Goodwill	65,642	65,580
Other assets, net	15,289	14,444

Total assets	$377,379	$396,482

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$20,862	$28,689
Accounts payable to parent (note 7)	578	1,906
Accrued compensation	5,652	6,433
Sales, use and property tax liabilities	5,353	4,585
Other accrued liabilities	7,931	7,987
Current portion of debt (note 6)	266,295	833

Total current liabilities	306,671	50,433
Long-term debt (note 6)	28	261,946
Other long-term liabilities	—	496

Total liabilities	306,699	312,875

Minority interest in consolidated subsidiary	—	259

Redeemable securities:
Mandatorily redeemable preferred stock	102,454	97,848
Common stock subject to repurchase obligation (notes 3 and 9)	2,391	2,333

Total redeemable securities	104,845	100,181

Stockholders’ deficit:
Preferred stock, $.01 par value; shares authorized — 10,000,000; shares issued and outstanding — 98,500 in 2003 and 2002	—	—
Common stock, $.01 par value; shares authorized — 150,000,000; shares issued — 30,977,840 in 2003 and 30,973,989 in 2002	310	310
Additional paid-in capital	295,663	299,398
Accumulated other comprehensive loss	(859)	(4,533)
Accumulated deficit	(302,177)	(285,777)

	(7,063)	9,398
Common stock held in treasury, at cost (119,500 shares in 2003 and 2002)	(1,344)	(1,344)
Note receivable from stockholder (note 7)	(25,758)	(24,887)

Total stockholders’ deficit	(34,165)	(16,833)

Commitments and contingencies (notes 6, 8 and 10)
Total liabilities and stockholders’ deficit	$377,379	$396,482

See accompanying notes to condensed consolidated financial statements.

ON COMMAND CORPORATION

(An Indirect Consolidated Subsidiary of Liberty Media Corporation)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2003	2002	2003	2002

	(amounts in thousands, except per share amounts)
	(unaudited)
Net Revenue:
Net room revenue	$57,471	$59,130	$112,225	$113,384
System and equipment sales and other	2,081	1,869	4,047	4,998

	59,552	60,999	116,272	118,382

Direct costs of net revenue:
Content fees, commissions and other in-room services (note 7)	31,566	29,089	58,952	56,973
System, equipment and other costs	1,123	1,251	1,985	2,631

Total costs of net revenue	32,689	30,340	60,937	59,604

Direct margin (exclusive of other operating expenses shown separately below)	26,863	30,659	55,335	58,778

Other operating expenses:
Operations support	5,682	7,135	11,744	13,641
Research and development	917	1,078	2,000	2,035
Selling, general and administrative (note 7)	6,256	5,427	11,832	10,969
Depreciation and amortization	19,464	19,870	38,427	40,001
Asset impairments and other charges	931	5,821	1,256	7,650

Total other operating expenses	33,250	39,331	65,259	74,296
Loss from operations	(6,387)	(8,672)	(9,924)	(15,518)
Interest expense	(3,311)	(3,428)	(6,664)	(7,034)
Other income, net	149	240	319	722

Loss before income taxes	(9,549)	(11,860)	(16,269)	(21,830)
Income tax expense	(43)	(337)	(131)	(380)

Net loss	(9,592)	(12,197)	(16,400)	(22,210)
Dividends on mandatorily redeemable preferred stock	(2,344)	(2,130)	(4,606)	(4,184)

Net loss attributable to common stockholders	$(11,936)	$(14,327)	$(21,006)	$(26,394)

Basic and diluted net loss per common share (note 4)	$(.39)	$(.46)	$(.68)	$(.85)

Basic and diluted weighted average number of common shares outstanding	30,858	30,906	30,858	30,899

See accompanying notes to condensed consolidated financial statements.

ON COMMAND CORPORATION

(An Indirect Consolidated Subsidiary of Liberty Media Corporation)

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Three Months Ended		Six Months Ended

	June 30,		June 30,
	2003	2002	2003	2002

	(amounts in thousands)
	(unaudited)
Net loss	$(9,592)	$(12,197)	$(16,400)	$(22,210)
Foreign currency translation adjustment, net of tax	1,619	1,446	3,674	1,375

Comprehensive loss	$(7,973)	$(10,751)	$(12,726)	$(20,835)

See accompanying notes to condensed consolidated financial statements.

ON COMMAND CORPORATION

(An Indirect Consolidated Subsidiary of Liberty Media Corporation)

CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ DEFICIT

Six Months Ended June 30, 2003

				Accumulated			Note
			Additional	other			receivable	Total
	Preferred	Common	paid-in	comprehensive	Accumulated	Treasury	from	stockholders’
	stock	stock	capital	loss	deficit	stock	stockholder	deficit

	(amounts in thousands)

	(unaudited)
Balance at December 31, 2002	$—	$310	$299,398	$(4,533)	$(285,777)	$(1,344)	$(24,887)	$(16,833)
Net loss	—	—	—	—	(16,400)	—	—	(16,400)
Other comprehensive income	—	—	—	3,674	—	—	—	3,674
Interest on stockholder note (note 7)	—	—	871	—	—	—	(871)	—
Dividends on mandatorily redeemable preferred stock	—	—	(4,606)	—	—	—	—	(4,606)

Balance at June 30, 2003	$—	$310	$295,663	$(859)	$(302,177)	$(1,344)	$(25,758)	$(34,165)

See accompanying notes to condensed consolidated financial statements.

ON COMMAND CORPORATION

(An Indirect Consolidated Subsidiary of Liberty Media Corporation)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended
	June 30,

	2003	2002

	(amounts in thousands)
	(note 5)
	(unaudited)
Cash flows from operating activities:
Net loss	$(16,400)	$(22,210)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	38,427	40,001
Payments of restructuring costs	(912)	(769)
Asset impairments and other charges	1,256	7,650
Other non-cash items	977	738
Changes in assets and liabilities:
Accounts receivable	3,283	(3,013)
Other assets	1,810	507
Accounts payable	(8,763)	2,559
Accrued liabilities	156	3,641

Net cash provided by operating activities	19,834	29,104

Cash flows from investing activities:
Capital expenditures	(25,604)	(26,018)
Acquisition of minority interest	(300)	—
Cost investments	—	(2,599)

Net cash used in investing activities	(25,904)	(28,617)

Cash flows from financing activities:
Borrowings of debt	4,000	7,000
Repayments of debt	(456)	(5,406)
Payment of deferred financing costs	(1,027)	—
Proceeds from issuance of common and preferred stock	—	59

Net cash provided by financing activities	2,517	1,653

Effect of exchange rate changes on cash	51	46

Net increase (decrease) in cash and cash equivalents	(3,502)	2,186
Cash and cash equivalents, beginning of period	4,501	2,869

Cash and cash equivalents, end of period	$999	$5,055

See accompanying notes to condensed consolidated financial statements.

ON COMMAND CORPORATION

(An Indirect Consolidated Subsidiary of Liberty Media Corporation)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003
(unaudited)

(1)	Basis Of Presentation

On Command Corporation is a Delaware corporation formed in July 1996 by Ascent Entertainment Group, Inc. (“Ascent”). Ascent is the controlling stockholder of On Command Corporation (together with its consolidated subsidiaries, “On Command” or the “Company”). On March 28, 2000, Liberty Media Corporation (“Liberty”) closed a cash tender offer for the common stock of Ascent and thereby obtained control of the Company. On June 8, 2000, Liberty completed a merger with Ascent pursuant to which Ascent became an indirect, wholly-owned subsidiary of Liberty. The portion of Liberty’s cost to acquire Ascent that is attributable to the Company has not been reflected in the accompanying condensed consolidated financial statements of the Company due to the fact that a significant percentage of the Company’s common stock (“Company Common Stock”) is owned by stockholders other than Liberty. In April 2002, Liberty Satellite & Technology, Inc., (“LSAT”), a majority-owned subsidiary of Liberty, acquired 100% of the common equity of Ascent. At June 30, 2003, LSAT, through its ownership interest in Ascent, owned approximately 74% of the outstanding Company Common Stock and 100% of certain series of the Company’s preferred stock, which ownership interests collectively represented approximately 80% of the voting power associated with On Command’s common and preferred securities.

The Company develops, assembles and operates proprietary video systems. The Company’s primary distribution system allows hotel guests to select, on an on-demand basis, motion pictures on computer-controlled television sets located in their hotel rooms. The Company also provides in-room viewing of select cable channels and other interactive services under long-term contracts to hotels. These interactive services include video games, Internet offerings, digital music and various hotel and guest services. At June 30, 2003, the Company’s primary operating subsidiaries or branches were located in the United States, Canada and Mexico.

These interim condensed consolidated financial statements are unaudited. In the opinion of management, all adjustments (consisting only of normal recurring accruals) have been made which are necessary to present fairly the financial position of the Company as of June 30, 2003, as well as the results of its operations for the three and six months ended June 30, 2003 and 2002. The results of operations for any interim period are not necessarily indicative of the results for the entire year. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes thereto included in the Company’s December 31, 2002 Annual Report on Form 10-K.

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities, as well as the reported amounts of revenue and expenses. Significant estimates are involved in determining the allowance for doubtful accounts receivable, asset impairments, the estimated useful lives of property and equipment and intangible assets, and the amounts of certain accrued liabilities. Actual results may vary significantly from these estimates.

Certain prior period amounts have been reclassified for comparability with the 2003 presentation.

(2)	Liberty Transaction

On April 2, 2003, the Company announced that it had received an expression of interest from Liberty regarding the possibility of Liberty acquiring all the issued and outstanding shares of the Company that Liberty (through its subsidiaries) does not already own. As proposed by Liberty, the Company’s stockholders would receive 0.0787 of a share of Liberty Media Corporation Series A common stock for

ON COMMAND CORPORATION
(An Indirect Consolidated Subsidiary of Liberty Media Corporation)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

each share of On Command common stock held. The transaction would be taxable to the Company’s stockholders.

On Command’s Board of Directors has established a committee of independent directors to consider the proposal from Liberty. The committee has engaged independent legal counsel and financial advisors and has authority, among other things, to review and evaluate the terms and conditions of the proposed transaction, to determine whether the proposed transaction is in the best interests of the Company and its public stockholders, to negotiate with Liberty, and to accept, reject, or modify the proposed transaction. Any transaction between the Company and Liberty would be subject to negotiation, execution and delivery of definitive documentation relating thereto and any closing conditions provided for in such documentation.

(3)	Recent Accounting Pronouncements

In May 2003, the Financial Accounting Standards Board issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (“Statement No. 150”). Statement No. 150 provides guidance as to whether certain financial instruments are required to be classified as liabilities, subject to its recognition and measurement provisions. Generally, Statement No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted the provisions of Statement No. 150 on July 1, 2003. As a result of adopting Statement No. 150 for existing financial instruments entered into on or before May 31, 2003, liabilities increased by approximately $2.4 million, and redeemable securities decreased by approximately $2.4 million, as of July 1, 2003.

(4)	Earnings (Loss) Per Common Share

The loss per common share is based on 30,858,000 and 30,906,000 weighted average shares outstanding during the three months ended June 30, 2003 and 2002, respectively, and 30,858,000 and 30,899,000 weighted average shares outstanding during the six months ended June 30, 2003 and 2002, respectively. Potential common shares were not included in the computation of diluted earnings per share because their inclusion would be anti-dilutive. At June 30, 2003 and 2002, the number of potential dilutive common shares was approximately 21,050,000 and 20,196,000, respectively. Such potential common shares consist of stock options to acquire shares of Company Common Stock, warrants and convertible securities. The foregoing potential common share amount does not take into account the assumed number of shares that may be repurchased by the Company upon the exercise of stock options.

(5)	Supplemental Disclosures to Consolidated Statements of Cash Flows

Cash paid for interest was $5,956,000 and $5,968,000 during the six months ended June 30, 2003 and 2002, respectively. Cash paid for income taxes was not significant during these periods.

ON COMMAND CORPORATION
(An Indirect Consolidated Subsidiary of Liberty Media Corporation)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(6)	Debt

      Debt is summarized as follows (amounts in thousands):

	June 30,	December 31,
	2003	2002

Revolving Credit Facility(a)	$265,633	$261,633
Capital lease obligations	690	1,146

	266,323	262,779
Less current portion	(266,295)	(833)

	$28	$261,946

(a)	The Company’s revolving credit facility, as amended, (the “Revolving Credit Facility”) provided for aggregate borrowings of $275,000,000 at June 30, 2003. Borrowings under the Revolving Credit Facility are due and payable in July 2004. The Company had $9,367,000 of remaining availability under the Revolving Credit Facility at June 30, 2003. The Company’s ability to draw additional funds under the Revolving Credit Facility is subject to the Company’s continued compliance with applicable financial covenants.

Revolving loans extended under the Revolving Credit Facility bear interest at the London Interbank Offered Rate (“LIBOR”) plus a spread that may range from 1.125% to 3.50% depending on certain operating ratios of the Company (4.83% effective borrowing rate at June 30, 2003). In addition, a facility fee ranging from 0.375% to 0.50% per annum is charged on the Revolving Credit Facility, depending on certain operating ratios of the Company. The Revolving Credit Facility contains customary covenants and agreements, most notably the inclusion of restrictions on the Company’s ability to pay dividends or make other distributions. In addition, the Company is required to maintain leverage and interest coverage ratios. The Company was in compliance with such covenants at June 30, 2003, as then in effect. Substantially all of the Company’s assets are pledged as collateral for borrowings under the Revolving Credit Facility.

On March 28, 2003, the Company and its bank lenders amended the Revolving Credit Facility to postpone until June 30, 2003 the step down of the leverage ratio covenant of its Revolving Credit Facility from 4.25 to 3.50. On June 27, 2003, a similar amendment was executed to postpone such step down until October 1, 2003. Accordingly, the maximum leverage ratio permitted under the Revolving Credit Facility at June 30, 2003 was 4.25, and the Company’s actual leverage ratio was 4.20 as of such date. The Company and its bank lenders executed an Amended and Restated Credit Agreement on April 17, 2003, and an amendment thereto on June 27, 2003 (as amended, the “Amended and Restated Credit Agreement”). The effectiveness of the Amended and Restated Credit Agreement is contingent upon the contribution of $40,000,000 by Liberty or one of its subsidiaries (collectively, the “Liberty Group”) to the Company to be used to repay principal due, and permanently reduce lender commitments, pursuant to the Amended and Restated Credit Agreement. However, the Liberty Group has no obligation to make any contribution to the Company, and there can be no assurance that any such contribution will be made or, if made, what the form or terms would be. After the proposed reduction of lender commitments, the Amended and Restated Credit Agreement would constitute a $235,000,000 senior secured credit facility, consisting of a $50,000,000 revolving credit facility and a $185,000,000 term loan facility. The term loan would be subject to scheduled amortizations commencing September 30, 2003, and both facilities would mature on December 31, 2007. If it does not earlier become effective, and if it is not otherwise amended, the Amended and Restated Credit Agreement will terminate on September 30, 2003.

ON COMMAND CORPORATION
(An Indirect Consolidated Subsidiary of Liberty Media Corporation)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Although the Company is in compliance with the leverage ratio covenant of its existing Revolving Credit Facility at June 30, 2003, and the Company expects to be in compliance with such covenant at September 30, 2003, the Company believes that it will be out of compliance with such covenant after September 30, 2003 if the Amended and Restated Credit Agreement does not become effective by that date. If the Amended and Restated Credit Agreement has not become effective by, or is otherwise terminated prior to, October 1, 2003, the Company anticipates that it will request a further amendment to its existing Revolving Credit Facility to postpone the step down of the leverage ratio covenant. It is uncertain whether the Company’s lenders would agree to such a further amendment and what terms might be imposed by the lenders in connection with such further amendment. In the event that the Amended and Restated Credit Agreement does not become effective by the date that the leverage ratio is reduced to 3.50, the Company anticipates that a default would occur under the Revolving Credit Facility. Upon the occurrence of a default, if left uncured, the bank lenders would have various remedies, including terminating their revolving loan commitment, declaring all outstanding loan amounts including interest immediately due and payable, and exercising their rights against their collateral, which consists of substantially all the Company’s assets. No assurance can be given that the Amended and Restated Credit Agreement will become effective. In addition, if the Amended and Restated Credit Agreement does not become effective, no assurance can be given that the Company will be able to successfully restructure or refinance its existing Revolving Credit Facility on terms acceptable to the Company, or that the Company will be able to avoid a default under its existing Revolving Credit Facility. In light of the uncertainties with respect to the restructuring of the Revolving Credit Facility, the Company’s independent auditors included an explanatory paragraph in their audit report on the December 31, 2002 consolidated financial statements of the Company stating in part that “The Company is seeking to restructure the debt facility and such restructuring is contingent on certain events, which raises substantial doubt about the Company’s ability to continue as a going concern.”

The Company has classified all borrowings outstanding under the Revolving Credit Facility as current liabilities in its June 30, 2003 condensed consolidated balance sheet due to the fact that an amendment was obtained from its lenders that allowed the Company to meet its leverage ratio covenant at June 30, 2003. In the absence of such amendment, the Company would not have been in compliance with the leverage ratio covenant under the Revolving Credit Facility at June 30, 2003. As the amendment postponed the step down of the leverage ratio covenant for a period of less than 12 months, the Company has classified the debt as current in accordance with Emerging Issues Task Force Issue No. 86-30, Classification of Obligations When a Violation is Waived by a Creditor, and Statement of Financial Standards No. 6, Classification of Short-Term Obligations to Be Refinanced. Although the Company has the intent to refinance the Revolving Credit Facility with long-term borrowings under the Amended and Restated Credit Agreement, the Company does not now have the unilateral ability to complete the conditions precedent to the effectiveness of the Amended and Restated Credit Agreement.

(7)	Related Party Transactions

Liberty allocates certain general and administrative expenses to the Company. Although there are no written agreements with Liberty for these allocations, the Company believes the amounts to be reasonable. Allocations from Liberty totaled $74,000 for each of the six month periods ended June 30, 2003 and 2002, and such amounts are included in selling, general and administrative expense in the accompanying condensed consolidated statements of operations. In addition, the Company reimburses Liberty for certain expenses, including various insurance premiums, paid by Liberty on behalf of the Company. Amounts owed to Liberty pursuant to these arrangements ($578,000 at June 30, 2003) are non-interest bearing.

ON COMMAND CORPORATION
(An Indirect Consolidated Subsidiary of Liberty Media Corporation)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Since October 1, 2002, Ascent Media Group, Inc., a consolidated subsidiary of Liberty (“Ascent Media”) has provided uplink and satellite transport services to the Company for a negotiated monthly fee. Beginning in April 2003, Ascent also began installing satellite equipment at On Command’s downlink sites at hotels. During the six months ended June 30, 2003, Ascent Media charged the Company $217,000 for such services. The terms for the above-described services are set forth in a Content Preparation and Distribution Services Agreement that covers the five-year period beginning on April 1, 2003. Ascent Media also may supply the Company with content preparation services at a negotiated rate during the term of the agreement. No content preparation services have been provided through June 30, 2003.

Since July 2002, the Company has acquired certain programming content from a consolidated subsidiary of Liberty pursuant to an affiliation agreement that expires in September 2008. During the six months ended June 30, 2003, the amount charged to the Company pursuant to this agreement was $50,000.

On August 8, 2000, the Company issued 13,500 shares of the Company’s Series A, $.01 Par Value Convertible Participating Preferred Stock (“Series A Preferred Stock”), to the former Chairman and Chief Executive Officer of the Company in exchange for a $21,080,000 promissory note and a $13,500 cash payment. The promissory note is secured by the Series A Preferred Stock or proceeds thereon and the former Chairman and Chief Executive Officer’s personal obligations under such promissory note are limited to 25% of the principal amount of the note plus accrued interest thereon. The note, which may not be prepaid, is due and payable on August 1, 2005, and interest on the note accrues at a rate of 7% per annum, compounded quarterly.

(8)	Significant Customers

During the six months ended June 30, 2003, hotels owned, managed or franchised by Marriott International, Inc. (“Marriott”), Hilton Hotels Corporation (“Hilton”), InterContinental Hotel Group (formerly Six Continents Hotels, Inc.) (“InterContinental”), Hyatt Hotel Corporation (“Hyatt”), and Starwood Hotels and Resorts Worldwide, Inc. (“Starwood”) accounted for 33%, 14%, 11%, 7% and 7%, respectively, of the Company’s total net room revenue. Accordingly, hotels owned, managed or franchised by the Company’s five largest hotel chain customers accounted for 72% of the Company’s total net room revenue during the six months ended June 30, 2003. The loss of any of these hotel chain customers, or the loss of a significant number of other hotel chain customers, could have a material adverse effect on the Company’s results of operations and financial condition.

On March 21, 2001, the Company and Marriott entered into a master agreement pursuant to which the Company distributes its services in hotel rooms owned or managed by Marriott. In addition, the Company has the opportunity to enter into agreements to provide its services to additional hotel rooms franchised by Marriott. The master agreement with Marriott expires in 2008. At June 30, 2003, On Command provided entertainment services to approximately 166,000 rooms that were owned or managed by Marriott, and approximately 89,000 rooms that were franchised by Marriott.

On Command’s master contract with Hilton expired in April 2000, and in October 2000, Hilton announced that it would not be renewing such master contract. As a result, domestic hotels owned, managed or franchised by Hilton are currently subject to a master contract between Hilton and a competitor of the Company. Accordingly, the Company anticipates that domestic hotels owned by Hilton will not renew their contracts with the Company as they expire. However, domestic hotels that are managed or franchised by Hilton are not precluded from renewing their contracts with the Company, and, although no assurance can be given, the Company anticipates that certain of those domestic hotels will choose to renew with the Company. At June 30, 2003, the Company provided service to approximately 117,000 rooms in 506 domestic hotels that are owned, managed or franchised by Hilton. The majority of

ON COMMAND CORPORATION
(An Indirect Consolidated Subsidiary of Liberty Media Corporation)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

these rooms are located in managed or franchised hotels that are not owned by Hilton. Through June 30, 2003, the Company’s contracts with 65 of the aforementioned 506 hotels (16,000 rooms) had expired and service to these hotels is currently provided under monthly or other short-term renewals. The Company’s individual contracts with the remaining 441 domestic Hilton hotels (101,000 rooms) expire at various dates through 2010, with 46% of those rooms expiring by 2005. Since January 2002, the Company has entered into new contracts, or renewed existing contracts, with respect to 9,300 domestic rooms that were franchised by Hilton, and 2,600 domestic rooms that were managed by Hilton. The net room revenue derived from domestic hotels that were owned, managed, or franchised by Hilton decreased approximately 18% during the six months ended June 30, 2003, as compared to the corresponding prior year period. Over time, the Company anticipates that the revenue it derives from hotels that are owned, managed or franchised by Hilton will continue to decrease. However, due to the uncertainties involved, the Company is currently unable to predict the amount and timing of the revenue decreases.

The Company does not have master contracts with either Starwood or InterContinental, and the Company’s master contract with Hyatt provides for the simultaneous expiration of the Company’s contractual relationships with all of the individual hotels that are subject to the Hyatt master contract as of December 31, 2004. At June 30, 2003, the Company provided entertainment services to approximately 60,000 rooms in hotels that are owned, managed or franchised by Hyatt, and approximately 176,000 rooms in hotels that are owned, managed or franchised by Starwood or InterContinental. Agreements with respect to approximately 45% of such Starwood and InterContinental rooms have already expired, or will expire by December 31, 2004. At June 30, 2003, approximately 37,000 or 59% of the Company’s Starwood rooms were located in Sheraton or Four Points hotels that, depending on whether such hotels are owned, managed or franchised by Starwood, may be covered by a master contract with a competitor of the Company upon the expiration of such hotels’ contracts with the Company. The Company is actively pursuing master agreements with InterContinental, with Starwood with respect to the Starwood brands that are not already covered by a competitor’s contract, and with Hyatt for the period after December 31, 2004.

In certain cases, the Company is also pursuing direct contractual relationships with individual hotels that are owned, managed or franchised by these hotel chains. No assurance can be given that the Company will be successful in executing master or individual hotel contracts. However, the Company expects that, regardless of the expiration dates of master contracts or individual contracts with hotels, the Company will continue to be the provider of in-room entertainment services for individual hotels that are not under contract until such time as a competitor’s equipment can be installed.

(9)	Commitments and Contingencies

In connection with a first quarter 2001 acquisition of a 7.5% interest in MagiNet Corporation, formerly e-ROOM CORPORATION (“MagiNet”), and the settlement of certain litigation, the Company agreed that MagiNet would have the option during the 15 day period beginning on March 1, 2003 to cause the Company to repurchase all, but not less than all, of the 275,000 shares of Company Common Stock issued to MagiNet at a price of $15 per share. During the fourth quarter of 2002, the Company repurchased 119,500 of such shares for an aggregate price of $1,344,000 or $11.25 per share. In connection with this transaction, the parties agreed to postpone until March 1, 2004 the date on which the Company can be required to repurchase 119,500 of the remaining shares subject to repurchase. The Company is not precluded from repurchasing such shares at an earlier date. The repurchase price for such shares will be $15 per share, plus an adjustment factor calculated from March 1, 2003 to the date of repurchase, at a rate of 8% per annum. On March 1, 2003, the date on which the remaining 36,000 shares will first become subject to repurchase by the Company was postponed until March 1, 2004. The repurchase price for such shares will remain at $15 per share. Subsequent to June 30, 2003, MagiNet

ON COMMAND CORPORATION
(An Indirect Consolidated Subsidiary of Liberty Media Corporation)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

agreed to assign the above-described 36,000 shares to the Company in exchange for a $540,000 credit against the cost of equipment to be purchased by MagiNet from the Company through March 1, 2004. To the extent that MagiNet has not used all of such credit by March 1, 2004, the remaining credit will be settled in cash.

On February 28, 2001, the Company acquired a controlling interest in Hotel Digital Network, Inc. (“Hotel Digital Network”). In connection with such acquisition, the Company entered into a stockholders agreement (the “HDN Stockholders Agreement”) with the then controlling stockholder of Hotel Digital Network (the “HDN Stockholder”). The HDN Stockholders Agreement provided the HDN Stockholder with the right during each of the 30-day periods beginning on March 1, 2003 and 2004 to require the Company to exchange shares of Company Common Stock for all, but not less than all, of the Hotel Digital Network common shares held by the HDN Stockholder. On March 20, 2003, the HDN Stockholder exercised such right, and in May 2003, the Company acquired all of the HDN Stockholder’s interests in Hotel Digital Network common stock for cash and certain other consideration, which in the aggregate was not material to the Company’s financial condition. Such acquisition, which did not require the issuance of any shares of Company Common Stock, represented the final settlement of the Company’s purchase obligation under the HDN Stockholders Agreement.

The Company is a party to affiliation agreements with programming suppliers. Pursuant to certain of these agreements, the Company is committed to distribute such suppliers’ programming on its video systems. Additionally, certain of these agreements provide for minimum payments and per room rates that escalate as the number of rooms receiving programming decreases.

In certain cases, the Company has entered into master contracts whereby the Company has agreed to purchase televisions and/or provide capital assistance and, to a lesser extent, provide television maintenance services to hotels during the respective terms of the applicable contracts.

The Company has received a series of letters from Acacia Media Technologies Corporation (“Acacia”) regarding a portfolio of patents owned by Acacia. Acacia has alleged that its patents cover certain activities performed by the Company and has proposed that the Company take a license under those patents. The Company has reviewed Acacia’s patents and believes there are substantial arguments that Acacia’s claims lack merit.

The Company has contingent liabilities related to legal proceedings and other matters arising in the ordinary course of business. Although it is reasonably possible the Company may incur losses upon conclusion of such matters, an estimate of any loss or range of loss cannot be made. In the opinion of management, it is expected that amounts, if any, which may be required to satisfy such contingencies will not be material in relation to the accompanying condensed consolidated financial statements.

ON COMMAND CORPORATION
(An Indirect Consolidated Subsidiary of Liberty Media Corporation)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(10)	Stock Compensation

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, (“APB Opinion No. 25”) and related interpretations, to account for its fixed plan stock options. Under this method, compensation expense for stock options or awards that are fixed generally is required to be recognized over the vesting period only if the current market price of the underlying stock exceeds the exercise price on the date of grant. Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, (“Statement No. 123”) established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by Statement No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, and has adopted the disclosure requirements of Statement No. 123, as amended by Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure — An Amendment of FASB Statement No. 123. The following table illustrates the effects on net loss and loss per share if the Company had applied the fair value recognition provisions of Statement No. 123 to stock-based employee compensation (amounts in thousands except per share amounts).

	Six Months Ended
	June 30,

	2003	2002

Net loss, as reported:	$(16,400)	$(22,210)
Stock compensation expense determined under fair value method, net of taxes	(3,120)	(2,692)

Pro forma net loss	$(19,520)	$(24,902)

Pro forma net loss applicable to common stockholders	$(24,126)	$(29,086)

Loss per share:
Basic and diluted — as reported	$(0.68)	$(0.85)

Basic and diluted — pro forma	$(0.78)	$(0.94)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS
Years ended December 31, 2002, 2001 and 2000

Critical Accounting Policies

      The preparation of the Company’s consolidated financial statements in conformity with accounting principles generally accepted in the United States requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Listed below are the accounting policies that the Company believes are critical to its financial statements due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported. All of these accounting policies, estimates and assumptions, as well as the resulting impact to the Company’s financial statements, have been discussed with the Company’s audit committee.

      Carrying Value of Long-lived Assets. In accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, the Company periodically reviews the carrying amounts of property and equipment to determine whether current events and circumstances indicate that such carrying amounts may not be recoverable. If the carrying amount of the asset is greater than the expected undiscounted cash flows to be generated by such asset, an impairment adjustment is to be recognized. Such adjustment is measured by the amount that the carrying value of such asset exceeds its estimated fair value. The Company generally measures estimated fair value by considering quoted market prices, sales prices for similar assets, or by discounting estimated future cash flows. Considerable management judgment is necessary to estimate the undiscounted cash flows and fair values of assets, accordingly, actual results could vary significantly from such estimates. At December 31, 2002, the Company concluded that its long-lived assets were not impaired based on an analysis of estimated undiscounted cash flows. A significant decline in the estimated undiscounted cash flows of the Company’s long-lived assets could cause the Company to recognize an impairment charge.

      Carrying Value of Goodwill. In accordance with Statement of Financial Accounting Standards No. 142, Accounting for Goodwill and Other Intangible Assets, (“Statement No. 142”) the Company evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may not be recoverable. To accomplish this, the Company compares the fair value of its reporting units to their carrying amounts. If the carrying value of a reporting unit were to exceed its fair value, the Company would perform the second step of the impairment test. In the second step, the Company would compare the implied fair value of the reporting unit’s goodwill to its carrying amount and any excess would be charged to operations. Considerable management judgment is necessary to estimate the fair values of assets and liabilities. Accordingly, actual results could vary significantly from such estimates. At December 31, 2002, the Company concluded that its goodwill was not impaired based on an assessment of estimated fair values. The fair values used in such assessment were based on the market price of Company Common Stock.

Material Changes in Results of Operations

2002 vs. 2001

Revenue

      Revenue consists primarily of fees collected from hotels for in-room services provided to hotel guests by the Company. Services provided by the Company to hotel guests include pay-per-view movies, free-to-guest television programming, video games, Internet service, short subject products and digital music. The Company also earns revenue from the sale of video and music systems to third parties and the sale of video equipment to hotels. The Company’s total net revenue during 2002 and 2001 was $238,397,000 and $239,409,000, respectively.

      Net room revenue decreased $1,616,000 or 0.7% during 2002, as compared to 2001. The decrease in net room revenue during 2002 is attributable to the net effect of (i) a decrease attributable to a lower volume of pay-per-view buys; (ii) an increase attributable to higher average rates for certain pay-per-view products; (iii) a $4,428,000 increase in the aggregate revenue derived from short subject, digital music and television-based Internet products; and (iv) a $1,164,000 increase in free-to-guest programming revenue. The Company believes that most of the decrease in pay-per-view buys is attributable to a decline in occupancy rates, as further discussed below. A 3.3% reduction in the average number of rooms served by the Company during 2002 also contributed to the decrease in pay-per-view buys. The decline in the average number of rooms served by the Company is attributable to (i) the disposition of certain hotel rooms (as further described in notes 4 and 5 to the accompanying consolidated financial statements); (ii) the loss of rooms to competitors; and (iii) the discontinuance of service to certain non-profitable hotels.

      Overall hotel occupancy rates declined 1.0% during 2002, as compared to 2001. In addition, occupancy rates for hotels in the top 25 markets, as defined by Smith Travel Research, declined 1.8% over the same period. Since the Company derives a significant portion of its revenue from hotels located in the top 25 markets, the Company believes that the occupancy rate for this segment is the best indicator of the impact changes in hotel occupancy are having on the Company’s business. Hotel occupancy rates are outside of the Company’s control, and changes in hotel occupancy rates can have a significant impact on the Company’s results of operations.

      During 2002, hotels owned, managed or franchised by Marriott International, Inc. (“Marriott”), Hilton Hotels Corporation (“Hilton”), Six Continents Hotels, Inc. (“Six Continents”), Hyatt Hotel Corporation (“Hyatt”), and Starwood Hotels and Resorts Worldwide, Inc. (“Starwood”) accounted for 30%, 16% 12%, 7% and 7%, respectively, of the Company’s net room revenue. Accordingly, hotels owned, managed or franchised by the Company’s five largest hotel chain customers accounted for 72% of the Company’s total net room revenue during 2002. The loss of any of these hotel chain customers, or the loss of a significant number of other hotel chain customers, could have a material adverse effect on the Company’s results of operations and financial condition.

      As further discussed below, the Hilton master contract has expired, and Hilton has signed a new master contract with a competitor of the Company. In addition, the Company does not have master contracts with either Starwood or Six Continents, and the Hyatt master contract provides for the simultaneous expiration of the Company’s contractual relationships with all of the individual hotels that are subject to the Hyatt master contract as of December 31, 2004. At December 31, 2002 the Company provided entertainment services to approximately 178,000 rooms in hotels that are owned, managed or franchised by Starwood or Six Continents. Agreements with respect to approximately 54% of such Starwood and Six Continents rooms have already expired, or will expire by December 31, 2004. At December 31, 2002, approximately 39,000 or 61% of the Company’s Starwood rooms were located in Sheraton or Four Points hotels that, depending on whether such hotels are owned, managed or franchised by Starwood, may be covered by a master contract with a competitor of the Company upon the expiration of such hotels’ contracts with the Company. The Company is actively pursuing master agreements with Hyatt and Six Continents, and with Starwood with respect to the Starwood brands that are not already covered by a competitor’s contract. In certain cases, the Company is also pursuing direct contractual relationships with individual hotels that are owned, managed or franchised by these hotel chains. No assurance can be given that the Company will be successful in executing master or individual hotel contracts. Due to the significant cost involved in changing the proprietary video equipment installed in hotels, the Company expects that, regardless of the expiration dates of master contracts or individual contracts with hotels, the Company will continue to be the provider of in-room entertainment services for individual hotels that are not under contract until such time as a competitor’s equipment can be installed. For this and other reasons, the Company does not anticipate that it will cease earning revenue from all of its Hyatt rooms on December 31, 2004 in the event that a new master contract has not been executed by that date.

      In October 2000, Hilton announced that it would not be renewing its master contract with the Company. As a result, hotels owned, managed or franchised by Hilton are currently subject to a master contract between Hilton and a competitor of the Company. Accordingly, the Company anticipates that hotels owned by Hilton will not renew their contracts as they expire. On the other hand, hotels that are managed or franchised by

Hilton are not precluded from renewing their contracts with the Company, and, although no assurance can be given, the Company anticipates that certain of those hotels will choose to renew. At December 31, 2002, the Company provided service to approximately 126,200 rooms in 534 hotels that are owned, managed or franchised by Hilton. The majority of these rooms are located in managed or franchised hotels that are not owned by Hilton. Through December 31, 2002, the Company’s contracts with 71 of the aforementioned 534 hotels (20,400 rooms) had expired and service to these hotels is currently provided under monthly or other short-term renewals. The Company’s individual contracts with the remaining 463 Hilton hotels (105,800 rooms) expire at various dates through 2010, with 56% of those rooms expiring by 2005. During 2002, the Company entered into new contracts, or renewed existing contracts, with respect to 7,000 rooms that were franchised by Hilton, and 2,600 rooms that were managed by Hilton. Over time, the Company anticipates that the revenue it derives from hotels that are owned, managed or franchised by Hilton will decrease. However, due to the uncertainties involved, the Company is currently unable to predict the amount and timing of the revenue decreases.

      Video system and equipment and other revenue increased $604,000 or 5.4% during 2002, as compared to 2001. Such increases are primarily attributable to the net effect of (i) a $1,811,000 increase in sales of the Company’s music systems; and (ii) a $1,018,000 decrease in sales of the Company’s video systems and equipment.

Direct Costs

      Direct costs consist primarily of fees paid to movie and other content providers, hotel commissions, direct costs associated with the Company’s Internet product, and costs associated with video and music systems sold to other providers.

      Content fees, commissions and other in-room service costs increased $2,416,000 or 2.1% during 2002, as compared to 2001. Such increase represents the net effect of (i) a $4,083,000 increase in free-to-guest programming costs; (ii) a $2,074,000 reduction in Internet direct costs; (iii) a $1,783,000 increase in hotel commissions; and (iv) a $1,329,000 decrease attributable to the third quarter 2002 reversal of accruals deemed no longer needed for their originally intended purpose. The increase in free-to-guest programming costs is primarily the result of higher rates from programming suppliers. Hotel commissions, as a percentage of total net room revenue, increased slightly during 2002, as compared to 2001. In the aggregate, content fees, commissions and other in-room service costs represented 50.8% and 49.3% of total net room revenue during 2002 and 2001, respectively. Certain of the Company’s content fees and other in-room service costs do not vary with room revenue and occupancy rates.

      Video system, equipment and other costs decreased $810,000 or 11.0% during 2002, as compared to 2001. Such decreases are primarily attributable to the net effect of (i) a $1,756,000 decrease associated with the lower sales of video systems and equipment to third parties; and (ii) a $683,000 increase associated with higher sales of music systems.

      The Company is a party to various agreements with programming suppliers that permit the Company to distribute movies and programming networks. The Company expects that the cost of such movies and programming networks will increase in future periods as contracts expire and renewals are negotiated. Certain of the Company’s contracts with hotel customers limit the amount of any cost increases that can be passed on to any such hotels. Any cost increases that the Company is not able to pass on to its customers would result in increased pressure on the Company’s operating margins.

Operations Support

      Operations support expense includes the labor, materials and overhead costs associated with the repair, maintenance and support of video systems and other room service equipment. Operations support expense decreased $5,149,000 or 16.8% during 2002, as compared to 2001. Such decrease is primarily attributable to lower labor, overhead and other operating costs as a result of certain changes to the Company’s operational structure and other cost savings measures, including the outsourcing of certain call center and warehouse management functions.

Research and Development

      Research and development expense decreased $1,536,000 or 27.4% during 2002, as compared to 2001. The decrease is primarily attributable to a reduction in internal and external labor costs devoted to research and development projects. A significant portion of the Company’s research and development expenses during 2001 related to the development of the Roommate version of the OCX video platform that was launched in November 2001. During 2002, research and development expenses were related to smaller projects that are intended to enhance current platforms.

Selling, General and Administrative

      Selling, general and administrative expense decreased $3,355,000 or 13.6% during 2002, as compared to 2001. Such changes represent the net effect of (i) reductions in labor and overhead costs attributable to a May 2001 corporate restructuring and other cost saving measures; and (ii) additional labor costs associated with an employee incentive plan that was initiated in 2002. The percentage of total net revenue that is represented by selling, general and administrative expense was 8.9% and 10.3% during 2002 and 2001, respectively.

Depreciation and Amortization

      Depreciation and amortization expense decreased $4,767,000 or 5.7% during 2002, as compared to 2001. Such decrease in depreciation and amortization is primarily the result of the Company’s adoption of Statement No. 142, which, as further described in note 2 to the accompanying consolidated financial statements, required the Company to cease recording goodwill amortization effective January 1, 2002. Depreciation remained relatively constant during the 2002 and 2001 periods as reductions to the Company’s depreciable asset base attributable to (i) assets becoming fully depreciated, and (ii) asset dispositions (as further described in notes 4 and 5 to the accompanying consolidated financial statements) were largely offset by increases attributable to capital expenditures.

Asset Impairment and Other Charges

      The Company recorded impairment charges of $8,850,000 during 2002, including a loss of $5,103,000 relating to the sale of its European operations, and a loss of $1,411,000 relating to a transaction in which certain equipment was transferred to STSN, Inc. (“STSN”). For a description of such transactions, see notes 4 and 5 to the accompanying consolidated financial statements. The Company also recorded other charges aggregating $2,336,000 and $709,000 during 2002 and 2001, respectively. Such charges are comprised of amounts related to obsolete materials and equipment, and losses on various dispositions of property and equipment, and other assets.

Relocation and Restructuring

      The Company recorded aggregate relocation and restructuring expense of $17,041,000 during 2001. This item includes costs related to the relocation of the Company’s headquarters from San Jose, California to Denver, Colorado, costs associated with the Company’s exit from certain leased premises in San Jose, California, and severance costs related to a May 2001 corporate restructuring plan. The costs attributable to the relocation include severance, stay bonuses, hiring costs, moving and travel costs, contract labor, and redundant labor and overhead costs. The Company completed the relocation of its headquarters during 2001. For additional information, see note 15 to the accompanying consolidated financial statements.

Interest Expense

      Interest expense decreased $5,261,000 or 27.2% during 2002, as compared to 2001. The decrease in interest expense is attributable to a lower weighted average interest rate and a decrease in weighted average borrowings outstanding under the Revolving Credit Facility.

Impairment of Cost Investments

      Impairment of cost investments was $6,060,000 and $19,639,000 during 2002 and 2001, respectively. The 2002 amount represents the Company’s fourth quarter write-off of its remaining investment in STSN, Inc. (“STSN”). The 2001 amount includes a $16,539,000 writedown of the Company’s investment in STSN, a $2,000,000 writedown of the Company’s investment in e-ROOM and a $1,100,000 writedown of the Company’s investment in STS Hotel Net, Inc. The foregoing impairments were recorded to reflect other than temporary declines in the estimated fair values of such investments. For additional information, see note 5 to the accompanying consolidated financial statements.

Loss on Settlement of Litigation

      The loss on settlement of litigation of $3,700,000 in 2001 relates to the settlement of the litigation with e-ROOM. For additional information, see note 5 to the accompanying consolidated financial statements.

Income Taxes

      The Company’s income tax expense of $444,000 and $368,000 during 2002 and 2001, respectively, represents taxes in certain foreign, state and local jurisdictions. The Company’s reported income tax expense differs from the expected benefit that would result by applying the statutory rates to the Company’s pre-tax losses primarily because the Company is only able to realize income tax benefits for financial reporting purposes to the extent that the Company generates taxable income, or to the extent that tax benefits (i) represent refunds due to the Company or (ii) offset recorded income tax liabilities. For financial reporting purposes, all of the Company’s income tax liabilities had been fully offset by income tax benefits at December 31, 2002 and 2001, respectively. For additional information, see note 9 to the accompanying consolidated financial statements of the Company.

Net Loss

      As a result of the factors described above, the Company’s net loss decreased from $85,716,000 during 2001 to $42,607,000 during 2002. The Company is attempting to improve its operating results by increasing revenue while containing, and wherever possible, reducing expenses and capital expenditures. Specifically, the Company plans to increase revenue by (i) developing and, to the extent economically feasible, implementing new technologies that will enhance the Company’s ability to manage its existing products and/or allow the Company to introduce new or more technologically advanced systems or products; (ii) retaining existing hotel customers and selectively increasing the number of rooms in the Company’s traditional target market (generally hotels with 150 or more rooms); (iii) expanding the Company’s target market by marketing the MiniMate platform to smaller hotels (generally hotels with less than 150 rooms) and lower cost hotels; and (iv) selectively increasing prices. The Company initiated cost reduction and containment efforts in 2001, and the Company expects to continue to focus on all available opportunities to reduce or contain costs for the foreseeable future. In this regard, the Company believes vendor and customer relationships, outsourcing, and new technologies, such as the Company’s new satellite distribution system, are among the areas that will provide opportunities for cost reduction and containment during 2003 and future periods. The Company intends to contain and reduce capital expenditures by continuing its efforts to more effectively manage and deploy capital with a view towards improving the Company’s return on its capital expenditures. The Company cannot presently predict the amount of increased revenue, decreased costs or other benefits that might result from its efforts to improve operating results. Furthermore, the Company’s ability to accomplish its operating objectives is dependent to a degree on hotel occupancy rates and other factors outside of its control. No assurance can be given that the Company will be able to significantly increase its revenue base or reduce its expenses or capital expenditures. To the extent that changes in hotel occupancy rates impact the Company’s revenue base, the Company will not experience proportionate changes in its expenses since many of the Company’s expenses do not vary with hotel occupancy rates.

2001 vs. 2000

Revenue

      The Company’s total net revenue during 2001 and 2000 was $239,409,000 and $265,380,000, respectively. The $25,971,000 or 9.8% decrease in total net revenue during 2001, as compared to 2000, is primarily attributable to a $20,681,000 or 8.3% decrease in net room revenue. The decrease in net room revenue during 2001 is due to the net effect of (i) a decrease attributable to a lower volume of pay-per-view buys; (ii) an increase attributable to higher average rates for certain pay-per-view products; (iii) a $3,201,000 increase in the aggregate revenue derived from short subjects, television-based Internet and other new products; and (iv) a $1,296,000 increase in free-to-guest programming revenue. The Company believes that most of the decrease in pay-per-view buys is attributable to a decline in hotel occupancy rates, as further discussed below. A 3.7% reduction in the average number of rooms served by the Company in 2001, as compared to 2000, also contributed to the decrease in pay-per-view buys. The decline in the average number of rooms served by the Company is primarily attributable to a March 1, 2001 transaction in which the Company transferred approximately 35,000 rooms to e-ROOM in connection with the settlement of certain litigation. In addition, the Company lost rooms to competitors and discontinued service in certain non-profitable rooms during 2001.

      Overall hotel occupancy rates declined 5.7% during 2001, as compared to 2000. In addition, occupancy rates for hotels in the top 25 markets, as defined by Smith Travel Research, declined 7.8% over the same period. For additional information concerning the impact of hotel occupancy rates on the Company’s operations, see “2002 vs. 2001 — Revenue” above.

      During 2001, hotels owned, managed or franchised by Marriott, Hilton, Six Continents, Starwood, and Hyatt accounted for 27%, 19%, 12%, 8% and 7% respectively, of the Company’s net room revenue. Accordingly hotels owned, managed or franchised by the Company’s five largest hotel chains accounted for 73% of the Company’s total net room revenue during 2001. The loss of any of these customers, or the loss of a significant number of other hotel chain customers, could have a material adverse effect on the Company’s results of operations and financial condition. For a discussion of the status of the Company’s relationships with its significant hotel chain customers, see “2002 vs. 2001 — Revenue” above.

      The $5,290,000 or 32.1% decline in video system sales and other revenue during 2001, as compared to 2000, is primarily attributable to (i) a $3,900,000 decrease due to the inclusion of non-recurring license fee revenue in the 2000 amount; and (ii) a $820,000 decrease in video system and equipment sales. The non-recurring license fee revenue represents a payment received during 2000 for licensing rights to the Company’s technologies.

Direct Costs

      Content fees, commissions and other in-room service costs decreased by $3,813,000 or 3.3% during 2001, as compared to 2000. Such decrease represents the net effect of (i) a $10,633,000 aggregate reduction in hotel commissions, license fee royalties and video duplication and distribution costs; (ii) a $4,270,000 increase in free-to-guest programming costs; and (iii) a $1,535,000 aggregate increase in the direct costs associated with the Company’s television-based Internet and short subject products. Such increases and decreases include an overall net decrease of approximately $3,000,000 resulting from the disposition of the Company’s Asian operations during the first quarter of 2001. The decreases in hotel commissions and license fee royalties are largely the result of decreases in corresponding revenue amounts. The increases in free-to-guest programming costs are the primarily result of higher rates from programming suppliers. In the aggregate, content fees, commissions, and other in-room service costs represented 49.3% and 46.8% of total net room revenue during 2001 and 2000, respectively. Certain of the Company’s content fees and other direct in-room service costs do not vary with room revenue and occupancy rates.

Operations Support

      Operations support expense was $30,738,000 and $31,245,000 during 2001 and 2000, respectively. The slight decrease from 2000 to 2001 is primarily attributable to a decrease in the number of rooms served by the Company during 2001, as compared to 2000.

Research and Development

      Research and Development expense decreased $3,134,000 or 35.9% from 2000 to 2001. Such decrease is primarily attributable to cost savings that resulted from a reduction in internal and external labor costs devoted to research and development projects. A significant portion of the Company’s research and development expenses during 2000 related to the development of the Roommate version of the OCX video platform that was launched in 2001.

Selling, General and Administrative

      Selling, general and administrative expense decreased $707,000 or 2.8% from 2000 to 2001. Such decrease is primarily attributable to lower labor and overhead costs resulting from a May 2001 corporate restructuring and other cost savings measures. The percentage of total net revenue that was represented by selling, general and administrative expense was 10.3% and 9.6% during 2001 and 2000, respectively.

Depreciation and Amortization

      The Company experienced a slight decrease in depreciation and amortization expense during 2001, as compared to 2000. Such decrease represents the net effect of (i) increases resulting from capital expenditures and (ii) decreases associated with the disposition of the Company’s Asia-Pacific subsidiaries to e-ROOM during the first quarter of 2001, and assets becoming fully depreciated.

Asset Impairment and Other Charges

      The Company recorded impairment charges of $709,000 and $1,123,000 during 2001 and 2000, respectively. Such charges are comprised of amounts related to obsolete materials and equipment, and losses on various dispositions of property and equipment and other assets.

Relocation and Restructuring

      Relocation and restructuring expense was $17,041,000 and $6,108,000 during 2001 and 2000, respectively. All of the 2000 amount and $12,132,000 of the 2001 amount relates to the relocation of the Company’s headquarters from San Jose, California to Denver, Colorado. The costs attributable to this relocation include severance, stay bonuses, hiring costs, moving and travel costs, contract labor, and redundant labor and overhead costs. The Company completed the relocation of its headquarters during 2001. The 2001 amount also includes $2,212,000 of severance costs related to a May 2001 restructuring plan that resulted in a staffing reduction of approximately 50 employees, and $2,697,000 of future lease obligations (net of estimated sublease income) associated with the Company’s exit during the fourth quarter of 2001 from certain leased premises in San Jose, California.

Interest Expense

      Interest expense increased $2,236,000 or 13.0% during 2001, as compared to 2000. Such increase represents the net effect of an increase in the Company’s weighted average borrowings and a decrease in the weighted average interest rate.

Impairment of Cost Investments

      Impairment of cost investments was $19,639,000 and $900,000 during 2001 and 2000, respectively. The 2001 amount includes a $16,539,000 writedown of the Company’s investment in STSN, Inc. (“STSN”), a $2,000,000 writedown of the Company’s investment in e-ROOM and a $1,100,000 writedown of the

Company’s investment in STS Hotel Net, Inc. The writedowns were recorded to reflect other than temporary declines in the estimated fair values of such investments. In the case of the STSN writedown, the estimated fair value was based on the price of securities sold by STSN during the first quarter of 2002.

Loss on Settlement of Litigation

      The loss on settlement of litigation of $3,700,000 and $4,764,000 during 2001 and 2000 relates to the settlement of the litigation with e-ROOM. For additional information, see note 5 to the accompanying consolidated financial statements.

Provision for income taxes

      The Company’s income tax expense of $368,000 and $423,000 during 2001 and 2000, respectively, represents taxes in certain foreign, state and local jurisdictions. The Company’s reported income tax expense differs from the expected benefit that would result by applying the statutory rates to the Company’s pre-tax losses primarily because the Company is only able to realize income tax benefits for financial reporting purposes to the extent that the Company generates taxable income, or to the extent that tax benefits (i) represent refunds due to the Company or (ii) offset recorded income tax liabilities. For financial reporting purposes, all of the Company’s income tax liabilities had been fully offset by income tax benefits at December 31, 2001 and 2000, respectively. For additional information, see note 9 to the accompanying consolidated financial statements of the Company.

Net Loss

      As a result of the factors described above, the Company’s net loss increased from $39,043,000 in 2000 to $85,716,000 in 2001. As discussed in greater detail above under “2002 vs. 2001 — Net Loss” above, the Company is attempting to improve its operating results by increasing revenue while containing, and wherever possible, reducing expenses and capital expenditures.

Liquidity and Capital Resources

Material Changes in Financial Condition

      During 2002, the Company used $61,740,000 of cash provided by operating activities to fund the $55,855,000 used by its investing activities, and the $4,033,000 used by its financing activities. The Company’s investing activities included $54,391,000 of capital expenditures. The Company’s financing activities included net repayments of the Revolving Credit Facility in the amount of $2,000,000. For additional information, see the accompanying consolidated statements of cash flows.

      At December 31, 2002, the Company’s Revolving Credit Facility, as amended in 2001, provided for aggregate borrowings of $275,000,000. Borrowings under the Revolving Credit Facility are due and payable in July 2004. The Company had $13,367,000 of remaining availability under the Revolving Credit Facility at December 31, 2002. The Company’s ability to draw additional funds under the Revolving Credit Facility is subject to the Company’s continued compliance with applicable financial covenants.

      At December 31, 2002, the maximum leverage ratio permitted under the Revolving Credit Facility was 4.25, and the Company’s actual leverage ratio was 3.99. The maximum leverage ratio permitted under the Revolving Credit Facility at March 31, 2003 is 3.50. Although the Company is in compliance with the leverage ratio covenant at December 31, 2002, the Company believes that it would not have been in compliance with such covenant at March 31, 2003. In March 2003, the Company reached agreement with its bank lenders to postpone until June 29, 2003 the step-down of the leverage ratio covenant from 4.25 to 3.50. The Company is also seeking to restructure the Revolving Credit Facility to, among other matters, extend the maturity date to December 31, 2007. It is anticipated that any closing of the restructuring of the Revolving Credit Facility will be contingent upon the contribution of $40,000,000 by Liberty or one of its affiliates to the Company to be used to repay principle due, and permanently reduce lender commitments, pursuant to the restructured Revolving Credit Facility. The terms of the proposed Liberty contribution (including the securities or other consideration to be received by Liberty or its affiliate in exchange for such contribution) have not yet been agreed upon, and no assurance can be given that Liberty or its affiliate will contribute $40,000,000 to the Company, as contemplated by the terms of the proposed restructuring. In the event the Company determines that it is unlikely that the proposed restructuring of the Revolving Credit Facility will close on or before June 29, 2003, the Company anticipates that it would seek a further postponement of the step-down of the leverage ratio covenant, and would continue to seek to refinance or restructure the Revolving Credit Facility. In the event that a restructuring or refinancing is not completed by the date that the leverage ratio is reduced to 3.50, the Company anticipates that a default would occur under the terms of the Revolving Credit Facility. Upon the occurrence of a default, if left uncured, the bank lenders would have various remedies, including terminating their revolving loan commitment, declaring all outstanding loan amounts including interest immediately due and payable, and exercising their rights against their collateral which consists of substantially all of the Company’s assets. No assurance can be given that the Company will be able to successfully restructure or refinance the Revolving Credit Facility on terms acceptable to the Company, or that the Company will be able to avoid a default under the Revolving Credit Facility. In light of the foregoing circumstances, the Company’s independent auditors have included an explanatory paragraph in their audit report that addresses the ability of the Company to continue as a going concern.

      Revolving loans extended under the Revolving Credit Facility bear interest at LIBOR plus a spread that may range from 1.10% to 2.75% depending on certain operating ratios of the Company (3.94% effective borrowing rate at December 31, 2002). In addition, a facility fee ranging from 0.15% to 0.50% per annum is charged on the Revolving Credit Facility, depending on certain operating ratios of the Company. The Revolving Credit Facility contains customary covenants and limitations, most notably the inclusion of restrictions on the Company’s ability to pay dividends or make other distributions, and restrictions on the Company’s ability to make capital expenditures. In addition, the Company is required to maintain leverage and interest coverage ratios. The Company was in compliance with such covenants at December 31, 2002. Substantially all of the Company’s assets are pledged as collateral for borrowings under the Revolving Credit Facility.

      During 2001, the Company issued to Ascent Entertainment Group, Inc. (“Ascent”) Series B Cumulative Redeemable Preferred Stock, par value $.01 per share (the “Series B Preferred Stock”), Series C Cumulative Redeemable Preferred Stock, par value $.01 per share (the “Series C Preferred Stock”) and Series D Cumulative Convertible Redeemable Preferred Stock, par value $.01 per share (“Series D Preferred Stock”) in exchange for aggregate net cash proceeds of $84,926,000. The Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock are classified as mandatorily redeemable preferred stock within the accompanying balance sheet due to the fact that, under certain circumstances and subject to certain restrictions, Ascent could require the Company to redeem such mandatorily redeemable preferred stock. Although no assurance can be given, the Company does not anticipate that any such redemption will be required for the foreseeable future. Accumulated and unpaid dividends on the Company’s Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock aggregated $12,922,000 at December 31, 2002. Such dividends have been added to the liquidation preference of the applicable preferred stock issuance since the Company has not paid any cash dividends since issuance. The Company does not intend to pay cash dividends on any of its preferred stock issuances for the foreseeable future.

      Information concerning the timing of the Company’s required payments due under various contractual obligations as of December 31, 2002 is summarized below (amounts in thousands):

		Payments Due by Period

		Less Than	1-3	4-5	After
	Total	One Year	Years	Years	5 Years

Revolving Credit Facility	$261,633	$—	$261,633	$—	$—
Mandatorily redeemable preferred stock(1)	97,848	—	30,899	—	66,949
Operating leases	6,637	3,229	3,005	400	3
Obligation to repurchase Company Common Stock	2,333	—	2,333	—	—
Capital lease obligations	1,146	833	310	3	—

	$369,597	$4,062	$298,180	$403	$66,952

(1)	For additional information concerning the redemption previsions of the mandatory redeemable preferred stock, see note 7 to the accompanying consolidated financial statements of the Company.

      In connection with a first quarter 2001 transaction, the Company agreed that e-ROOM would have the option during the 15-day period beginning on March 1, 2003 to cause the Company to repurchase all, but not less than all, of the 275,000 shares of Company Common Stock issued to e-ROOM at a price of $15 per share. During the fourth quarter of 2002, the Company repurchased 119,500 of such shares for an aggregate price of $1,344,000 or $11.25 per share. The $448,000 excess of the repurchase obligation, calculated at $15 per share, over the aggregate price paid to repurchase such shares has been reflected as an adjustment to net loss attributable to common stockholders in the accompanying consolidated statements of operations. In connection with this transaction, the parties agreed to postpone until March 1, 2004 the date on which the Company can be required to repurchase 119,500 shares of the remaining shares subject to repurchase. The Company is not precluded from repurchasing such shares at an earlier date. The repurchase price for such shares will be $15 per share, plus an adjustment factor calculated from March 1, 2003 to the date of repurchase, at a rate of 8% per annum. Subsequent to December 31, 2002, the date on which the remaining 36,000 shares will first become subject to repurchase by the Company was postponed until March 1, 2004. The repurchase price for such shares will remain at $15 per share.

      On February 28, 2001, the Company acquired a controlling interest in Hotel Digital Network, Inc. (“Hotel Digital Network”). In connection with such acquisition, the Company entered into a stockholders’ agreement (the “HDN Stockholders’ Agreement”) with the then controlling stockholder of Hotel Digital Network (the “HDN Stockholder”). The HDN Stockholders’ Agreement provides the HDN Stockholder with the right during each of the 30-day periods beginning on March 1, 2003 and 2004 to require the Company to exchange shares of Company Common Stock for all, but not less than all, of the HDN common shares held by the HDN Stockholder. On March 20, 2003, the HDN Stockholder exercised such right. The HDN Stockholders’ Agreement also provides the Company with the right during the 30-day period beginning on March 1, 2006 to require the HDN Stockholder to exchange all, but not less than all, of his HDN common shares for shares of Company Common Stock. The number of shares of Company Common Stock to be issued in any such exchanges will be determined based on the then market value of Company Common Stock, and the then fair value of HDN common stock, each as determined in accordance with the HDN Stockholder’s Agreement. At December 31, 2002, the Company held 85.9%, and the HDN Stockholder held 13.3% of the outstanding HDN common stock. Based on the Company’s current assessment of values, the Company does not expect that the settlement of this obligation will have a material impact on its capitalization, financial condition or results of operations.

      Historically, the Company has required external financing to fund the cost of installing and upgrading video systems in hotels. However, during 2002 the Company was able to manage its operations and capital expenditures such that the Company was able to rely on internally generated funds and existing sources of liquidity to finance its installation and upgrade activities. During 2003 and future periods, the Company intends to continue to focus its efforts on increasing revenue while containing, and wherever possible, reducing expenses and capital expenditures. Assuming the Company meets its operating and capital expenditure targets for 2003, the Company expects that it will be able to rely on cash provided by operations, existing availability under the Revolving Credit Facility, and existing cash and cash equivalent balances to fund its capital expenditures and other anticipated liquidity requirements during 2003. The Company’s operating plan for 2003 is based in part on the assumption that hotel occupancy rates will increase modestly from 2002 to 2003. To the extent that the Company was to experience a revenue shortfall or any other unfavorable variance from its 2003 operating plan, the Company would seek to reduce expenses and/or capital expenditures to compensate for any such shortfall or unfavorable variance. Accordingly, the Company believes, although no assurance can be given, that it will not require additional sources of liquidity to fund its capital expenditures and anticipated liquidity requirements during 2003. Notwithstanding the foregoing, the Company anticipates that it would require additional external financing to (i) fund any significant new growth initiatives or unanticipated liquidity requirements; or (ii) refinance the Revolving Credit Facility, if necessary (as discussed above). No assurance can be given that the Company will not be required to seek external financing during 2003, and if external financing is required, no assurance can be given that any such financing would be available on terms acceptable to the Company or at all.

      For recent developments regarding the Liberty Media $40 million contribution, the Revolving Credit Facility and the Amended and Restated Credit Agreement, please see the section entitled “The Companies Involved in the Merger — On Command — Recent Developments” on page 23 of this proxy statement/prospectus.

Recent Accounting Pronouncements

      During 2003 and 2002, the Financial Accounting Standards Board issued a number of new Statements of Financial Accounting Standards. For information concerning the anticipated effect that such pronouncements will have on the Company’s consolidated financial statements, see note 2 to the accompanying consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

      The Company is exposed to market risk from changes in interest rates, which could impact its results of operations and financial condition, particularly the Company’s interest expense and cash flow. The Company does not hedge this exposure. Revolving loans extended under the Revolving Credit Facility generally bear interest at a variable rate based on LIBOR and certain operating ratios of the Company. At December 31, 2002, the outstanding borrowings under the Revolving Credit Facility were $261,633,000. Exclusive of facility fees, the effective borrowing rate on amounts outstanding under the Revolving Credit Facility was 3.94% at December 31, 2002. Assuming no increase or decrease in the amount outstanding, a hypothetical 1% increase (or decrease) in interest rates at December 31, 2002 would increase (or decrease) the Company’s annual interest expense and cash outflow by approximately $2,616,000.

      On Command’s foreign operations are located primarily in Canada and Mexico. On Command believes the risks of foreign exchange rate fluctuations on its present operations are not material to On Command’s overall financial condition. However, On Command will consider using foreign currency contracts, swap arrangements, or other financial instruments designed to limit exposure to foreign exchange rate fluctuations, if deemed prudent.

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders

On Command Corporation:

      We have audited the accompanying consolidated balance sheets of On Command Corporation (an indirect consolidated subsidiary of Liberty Media Corporation) and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of On Command Corporation and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

      The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 6 to the consolidated financial statements, at December 31, 2002, the maximum leverage ratio permitted under the Company’s debt facility was 4.25, and the Company’s actual leverage ratio was 3.99. Because the maximum leverage ratio permitted at March 31, 2003 steps down to 3.50, the Company believes that it would not have been in compliance with such covenant at March 31, 2003 had it not reached agreement with its bank lenders to postpone, until June 29, 2003, the step down of the leverage ratio from 4.25 to 3.50. The Company is seeking to restructure the debt facility and such restructuring is contingent on certain events, which raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to this matter are also described in note 6. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

      As discussed in note 2 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” effective January 1, 2002.

KPMG LLP

Denver, Colorado

February 12, 2003, except as

to Note 6 to the consolidated
financial statements, which is
as of March 28, 2003

ON COMMAND CORPORATION

(An Indirect Consolidated Subsidiary of Liberty Media Corporation)

CONSOLIDATED BALANCE SHEETS

	December 31,

	2002	2001

	(amounts in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$4,501	$2,869
Accounts receivable (net of allowance for doubtful accounts of $1,087,000 in 2002 and $1,640,000 in 2001)	33,525	33,460
Other current assets	3,461	2,964

Total current assets	41,487	39,293

Property and equipment:
Video systems
In service	668,697	670,318
Construction in progress	37,511	53,754

	706,208	724,072
Support equipment, vehicles and leasehold improvements	26,245	27,148

	732,453	751,220
Accumulated depreciation	(457,482)	(442,757)

	274,971	308,463

Goodwill (note 2)	65,580	65,580
Cost investments (note 5)	3,298	6,759
Other assets, net	11,146	12,943

Total assets	$396,482	$433,038

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$28,689	$21,021
Accounts payable to parent (note 10)	1,906	711
Accrued compensation	6,433	5,511
Sales, use and property tax liabilities	4,585	5,144
Other accrued liabilities (note 15)	7,987	6,678
Current portion of debt (note 6)	833	909

Total current liabilities	50,433	39,974

Long-term debt (note 6)	261,946	264,761
Other long-term liabilities (note 14)	496	1,642

Total liabilities	312,875	306,377

Minority interest in consolidated subsidiary	259	117

Redeemable securities (note 7):
Mandatorily redeemable preferred stock	97,848	89,185
Common stock subject to repurchase obligation	2,333	4,125

Total redeemable securities	100,181	93,310

Stockholders’ equity (deficit) (note 8):
Preferred stock, $.01 par value; shares authorized — 10,000,000; shares issued and outstanding — 98,500 in 2002 and 2001	—	—
Common stock, $.01 par value; shares authorized — 150,000,000; shares issued — 30,973,989 in 2002 and 30,884,459 in 2001	310	309
Additional paid-in-capital	299,398	304,429
Accumulated other comprehensive loss	(4,533)	(5,115)
Accumulated deficit	(285,777)	(243,170)

	9,398	56,453
Common stock held in treasury, at cost (119,500 in 2002 and zero in 2001)	(1,344)	—
Note receivable from stockholder (note 11)	(24,887)	(23,219)

Total stockholders’ equity (deficit)	(16,833)	33,234

Commitments and contingencies (notes 4, 6, 12 and 16)
Total liabilities and stockholders’ equity (deficit)	$396,482	$433,038

See accompanying notes to consolidated financial statements.

ON COMMAND CORPORATION

(An Indirect Consolidated Subsidiary of Liberty Media Corporation)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,

	2002	2001	2000

	(amounts in thousands,
	except per share amounts)
Net revenue:
Net room revenue	$226,621	$228,237	$248,918
Video system and equipment sales and other	11,776	11,172	16,462

Total net revenue	238,397	239,409	265,380

Direct costs of net revenue:
Content fees, commissions and other in-room services	115,021	112,605	116,418
Video system, equipment and other costs	6,533	7,343	7,762

Total costs of net revenue	121,554	119,948	124,180

Direct margin (exclusive of other operating expenses shown separately below)	116,843	119,461	141,200

Other operating expenses:
Operations support	25,589	30,738	31,245
Research and development	4,064	5,600	8,734
Selling, general and administrative (note 10)	21,296	24,651	25,358
Depreciation and amortization (note 2)	79,057	83,824	84,497
Asset impairments and other charges (notes 4 and 5)	8,850	709	1,123
Relocation and restructuring (note 15)	—	17,041	6,108

Total other operating expenses	138,856	162,563	157,065

Loss from operations	(22,013)	(43,102)	(15,865)
Interest expense	(14,113)	(19,374)	(17,138)
Impairment of cost investments (note 5)	(6,060)	(19,639)	(900)
Loss on settlement of litigation (note 5)	—	(3,700)	(4,764)
Other income, net	23	467	47

Loss before income taxes	(42,163)	(85,348)	(38,620)
Income tax expense	(444)	(368)	(423)

Net loss	(42,607)	(85,716)	(39,043)
Dividends on mandatorily redeemable preferred stock and other (notes 5 and 7)	(8,215)	(4,259)	—

Net loss attributable to common stockholders	$(50,822)	$(89,975)	$(39,043)

Basic and diluted net loss per common share (note 2)	$(1.64)	$(2.92)	$(1.28)

Basic and diluted weighted average number of common shares outstanding	30,917	30,797	30,483

See accompanying notes to consolidated financial statements.

ON COMMAND CORPORATION

(An Indirect Consolidated Subsidiary of Liberty Media Corporation)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Years Ended December 31,

	2002	2001	2000

	(amounts in thousands)
Net loss	$(42,607)	$(85,716)	$(39,043)
Foreign currency translation adjustments, net of tax	(348)	(2,055)	(2,188)
Reclassification adjustment for translation losses included in net loss (note 4)	930	—	—

Other comprehensive income (loss)	582	(2,055)	(2,188)

Comprehensive loss	$(42,025)	$(87,771)	$(41,231)

See accompanying notes to consolidated financial statements.

ON COMMAND CORPORATION

(An Indirect Consolidated Subsidiary of Liberty Media Corporation)

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)

Years Ended December 31, 2002, 2001 and 2000

				Accumulated
			Additional	other			Notes	Total
	Preferred	Common	paid-in	comprehensive	Accumulated	Treasury	receivable from	stockholders’
	stock	stock	capital	income (loss)	deficit	stock	stockholder	equity (deficit)

	(Amounts in thousands)
Balance at January 1, 2000	$—	$303	$283,127	$(872)	$(118,411)	$—	$—	$164,147
Net loss	—	—	—	—	(39,043)	—	—	(39,043)
Other comprehensive loss	—	—	—	(2,188)	—	—	—	(2,188)
Exercise of stock options	—	3	1,825	—	—	—	—	1,828
Issuance of common stock	—	—	222	—	—	—	—	222
Conversion of warrants	—	—	77	—	—	—	—	77
Issuance of preferred stock (note 8)	—	—	21,094	—	—	—	—	21,094
Note receivable from stockholder (note 11)	—	—	—	—	—	—	(21,080)	(21,080)
Interest on stockholder note (note 11)	—	—	594	—	—	—	(594)	—

Balance at December 31, 2000	$—	$306	$306,939	$(3,060)	$(157,454)	$—	$(21,674)	$125,057
Net loss	—	—	—	—	(85,716)	—	—	(85,716)
Other comprehensive loss	—	—	—	(2,055)	—	—	—	(2,055)
Exercise of stock options	—	—	18	—	—	—	—	18
Issuance of common stock	—	1	188	—	—	—	—	189
Interest on stockholder note (note 11)	—	—	1,545	—	—	—	(1,545)	—
Dividends on mandatorily redeemable preferred stock	—	—	(4,259)	—	—	—	—	(4,259)
Issuance of common stock in legal settlement (note 5)	—	2	4,123	—	—	—	—	4,125
Reclassification of redemption amount of common stock subject to repurchase obligation to redeemable securities (notes 5 and 7)	—	—	(4,125)	—	—	—	—	(4,125)

Balance at December 31, 2001	$—	$309	$304,429	$(5,115)	$(243,170)	$—	$(23,219)	$33,234
Net loss	—	—	—	—	(42,607)	—	—	(42,607)
Other comprehensive income	—	—	—	582	—	—	—	582
Issuance of common stock	—	1	172	—	—	—	—	173
Interest on stockholder note (note 11)	—	—	1,668	—	—	—	(1,668)	—
Reduction of repurchase obligation to repurchase Company Common Stock (note 5)	—	—	1,792	—	—	(1,344)	—	448
Dividends on mandatorily redeemable preferred stock	—	—	(8,663)	—	—	—	—	(8,663)

Balance at December 31, 2002	$—	$310	$299,398	$(4,533)	$(285,777)	$(1,344)	$(24,887)	$(16,833)

See accompanying notes to consolidated financial statements.

ON COMMAND CORPORATION

(An Indirect Consolidated Subsidiary of Liberty Media Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,

	2002	2001	2000

	(amounts in thousands)
	(note 3)
Cash flows from operating activities:
Net loss	$(42,607)	$(85,716)	$(39,043)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	79,057	83,824	84,497
Restructuring charges	—	4,909	—
Payments of restructuring costs	(1,241)	(1,819)	—
Asset impairments and other changes	8,850	709	1,123
Amortization of debt issuance costs	1,164	680	175
Impairment of cost investments	6,060	19,639	900
Loss on settlement of litigation	—	3,700	4,764
Other non-cash items	409	(131)	—
Changes in assets and liabilities, net of the non-cash effect of acquisitions and dispositions:
Accounts receivable	(460)	1,291	(4,076)
Other assets	(565)	(4,745)	(11,134)
Accounts payable	7,261	(20,872)	15,628
Accounts payable to parent	867	566	(909)
Accrued compensation	1,170	(2,234)	(112)
Sales, use and property tax liabilities	(572)	(207)	(1,199)
Other accrued liabilities	2,347	(862)	(2,575)

Net cash provided by (used in) operating activities	61,740	(1,268)	48,039

Cash flows from investing activities:
Capital expenditures	(54,391)	(85,428)	(110,822)
Cost investments and note receivable	(2,599)	(16,000)	(8,575)
Cash proceeds from dispositions, net of cash transferred	1,135	—	—

Net cash used in investing activities	(55,855)	(101,428)	(119,397)

Cash flows from financing activities:
Borrowings of debt	10,000	59,594	277,134
Repayments of debt	(12,862)	(42,779)	(212,224)
Repurchase of common stock pursuant to repurchase obligation	(1,344)	—	—
Proceeds from issuance of common and preferred stock	173	85,133	2,127

Net cash provided by (used in) financing activities	(4,033)	101,948	67,037

Effect of exchange rate changes on cash	(220)	48	(1,082)

Net increase (decrease) in cash and cash equivalents	1,632	(700)	(5,403)
Cash and cash equivalents, beginning of year	2,869	3,569	8,972

Cash and cash equivalents, end of year	$4,501	$2,869	$3,569

See accompanying notes to consolidated financial statements.

ON COMMAND CORPORATION

(An Indirect Consolidated Subsidiary of Liberty Media Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2001 and 2000

(1)	Basis of Presentation

      On Command Corporation is a Delaware corporation formed in July 1996 by Ascent Entertainment Group, Inc. (“Ascent”). Ascent is the controlling stockholder of On Command Corporation (together with its consolidated subsidiaries, “On Command” or the “Company”). On March 28, 2000, Liberty Media Corporation (“Liberty”) closed a cash tender offer for the common stock of Ascent and thereby obtained control of the Company. On June 8, 2000, Liberty completed a merger with Ascent pursuant to which Ascent became an indirect, wholly-owned subsidiary of Liberty. The portion of Liberty’s cost to acquire Ascent that is attributable to the Company has not been reflected in the accompanying consolidated financial statements of the Company due to the fact that a significant percentage of the Company’s common stock (“Company Common Stock”) is owned by shareholders other than Liberty. In April 2002, Liberty Satellite & Technology, Inc. (“LSAT”), a majority-owned subsidiary of Liberty, acquired 100% of the common equity of Ascent. At December 31, 2002, LSAT, through its ownership interest in Ascent, owned approximately 70% of the outstanding Company Common Stock and 100% of certain series of the Company’s preferred stock, which ownership interests collectively represented approximately 76% of the voting power associated with On Command’s common and preferred securities. Subsequent to December 31, 2002, LSAT’s ownership interest in the outstanding Company Common Stock increased to approximately 74%, and LSAT’s overall voting power in the Company increased to approximately 80%.

      The Company develops, assembles and operates proprietary video systems. The Company’s primary distribution system allows hotel guests to select, on an on-demand basis, motion pictures on computer-controlled television sets located in their hotel rooms. The Company also provides in-room viewing of select cable channels and other interactive services under long-term contracts to hotels. These interactive services include video games, Internet offerings, digital music and various hotel and guest services. At December 31, 2002, the Company’s primary operating subsidiaries or branches were located in the United States, Canada and Mexico.

(2)	Summary of Significant Accounting Policies

Principles of Consolidation

      The accompanying consolidated financial statements include the accounts of On Command and all subsidiaries where it exercises a controlling financial interest through the ownership of a majority voting interest. All significant intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents

      The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents.

Receivables

      Accounts receivable are shown net of an allowance based on historical collection trends and management’s judgment of the collectibility of these accounts. These collection trends, as well as prevailing and anticipated economic conditions, are routinely monitored by management, and any adjustments required are reflected in current operations.

Property and Equipment

      Property and equipment is stated at cost less accumulated depreciation. Video systems in service consist of equipment, related costs of assembling and costs of installation at hotel locations. Construction in progress

ON COMMAND CORPORATION
(An Indirect Consolidated Subsidiary of Liberty Media Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

consists of materials, labor and related overhead costs associated with partially constructed video systems. Depreciation is calculated on a straight-line basis using the remaining terms of the applicable hotel contracts for video systems, and the shorter of capital lease terms or estimated useful lives for all remaining depreciable assets. The original terms of the Company’s hotel contracts generally range from five to seven years. Support equipment, vehicles and leasehold improvements generally are depreciated using estimated lives of five years. Repairs and maintenance costs that do not significantly extend the life of the asset are charged to operations. Gains or losses are recognized upon the retirement, impairment or disposal of assets.

Impairment of Long-Lived Assets

      In accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, the Company periodically reviews the carrying amounts of property and equipment to determine whether current events and circumstances indicate that such carrying amounts may not be recoverable. If the carrying amount of the asset is greater than the expected undiscounted cash flows to be generated by such asset, an impairment adjustment is to be recognized. Such adjustment is measured by the amount that the carrying value of such asset exceeds its estimated fair value. The Company generally measures estimated fair value by considering quoted market prices, sales prices for similar assets, or by discounting estimated future cash flows. Considerable management judgment is necessary to estimate the undiscounted cash flows and fair values of assets. Accordingly, actual results could vary significantly from such estimates.

Goodwill

      In accordance with Statement of Financial Accounting Standards No. 142, Accounting for Goodwill and Other Intangible Assets (“Statement No. 142”), the Company evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may not be recoverable. To accomplish this, the Company compares the fair value of its reporting units to their carrying amounts. If the carrying value of a reporting unit were to exceed its fair value, the Company would perform the second step of the impairment test. In the second step, the Company would compare the implied fair value of the reporting unit’s goodwill to its carrying amount and any excess would be charged to operations. Considerable management judgment is necessary to estimate the fair values of assets. Accordingly, actual results could vary significantly from such estimates.

      Under Statement No. 142, which the Company adopted January 1, 2002, the Company no longer amortizes goodwill. Prior to the adoption of Statement 142, goodwill was amortized over the expected periods to be benefited, generally 20 years. Adjusted net loss and pro forma loss per common share for the years ended December 31, 2001 and 2000, exclusive of amortization expense related to goodwill are as follows (amounts in thousands, except per share amounts):

	December 31,

	2001	2000

Net loss	$(85,716)	$(39,043)
Adjustment for goodwill amortization	4,608	4,376

Net loss	$(81,108)	$(34,667)

Basic and diluted loss per common share, as reported	$(2.92)	$(1.28)
Adjustment for goodwill amortization	0.15	0.14

Pro forma basic and diluted loss per common share, as adjusted	$(2.77)	$(1.14)

ON COMMAND CORPORATION
(An Indirect Consolidated Subsidiary of Liberty Media Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cost Investments

      The Company’s less-than-20%-owned investments that are not considered marketable securities are accounted for using the cost method. The Company continually reviews its investments to determine whether a decline in fair value below the cost basis is other-than-temporary. The Company considers a number of factors in its determination including (i) the financial condition, operating performance and near term prospects of the investees; (ii) the reason for the decline in fair value, be it general market conditions, industry specific or investee specific; (iii) the length of time that the fair value of the investment is below the Company’s carrying value; (iv) changes in valuation subsequent to the balance sheet date; and (v) the Company’s intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. If the decline in fair value is deemed to be other than temporary, a cost basis of the security is established at the then estimated fair value. In situations where the fair value of an asset is not evident due to a lack of a public market price or other factors, management uses its best estimates and assumptions to arrive at the estimated fair value of such an asset. The Company’s assessment of the foregoing factors involves a high degree of judgment and accordingly, actual results may differ from the Company’s estimates and judgments. Writedowns of cost investments are included in the consolidated statements of operations as impairment of cost investments.

Internally Developed Software

      The Company capitalizes certain internal development software costs in accordance with AICPA Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Internally developed software that is integral to the Company’s video systems is classified within video systems in the accompanying consolidated balance sheets. All other internally developed software is included in other assets in the accompanying consolidated balance sheets. Amortization or depreciation commences when the software is ready for its intended use. Software is generally amortized or depreciated over five years. Capitalized costs primarily include internal salaries and wages of individuals dedicated to the development of internal use software. The Company capitalized software development costs of $4,865,000, $4,218,000 and $4,088,000 during the years ended December 31, 2002, 2001 and 2000, respectively.

Debt Issuance Costs

      Costs associated with the issuance of the Company’s current credit facilities are capitalized and amortized over the term of the related borrowing or facility. Amortization of debt issuance costs is charged to operations and is included in interest expense.

Foreign Currency Translation

      All balance sheet accounts of foreign subsidiaries whose functional currency is not the United States (“U.S.”) dollar, are translated into U.S. dollars at the current exchange rate as of the end of the accounting period. Results of operations are translated at average currency exchange rates. The resulting translation adjustment is recorded as a separate component of accumulated other comprehensive earnings in stockholders’ equity.

      Transactions denominated in currencies other than the functional currency are recorded based on exchange rates at the time such transactions arise. Subsequent changes in exchange rates result in transaction gains and losses, which are reflected in the combined statements of operations as unrealized (based on the applicable period end translation) or realized upon settlement of the transactions. Such realized and unrealized gains and losses were not material to the accompanying consolidated financial statements.

ON COMMAND CORPORATION
(An Indirect Consolidated Subsidiary of Liberty Media Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The impact of exchange rate fluctuations on intercompany accounts between On Command and its foreign subsidiaries is reported as a component of other comprehensive income so long as the intercompany accounts are determined to be of a long-term investment nature.

Revenue Recognition

      The Company recognizes pay-per-view revenue at the time of viewing, net of estimated denials. Revenue from other guest room services is recognized in the period that services are delivered. Revenue from the sale of video systems is recognized when the terms of the sales agreements are fixed, the equipment is shipped, there are no future obligations, and collectibility is reasonably assured.

Stock-Based Compensation

      The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, (“APB Opinion No. 25”) and related interpretations, to account for its fixed plan stock options. Under this method, compensation expense for stock options or awards that are fixed is required to be recognized over the vesting period only if the current market price of the underlying stock exceeds the exercise price on the date of grant. Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, (“Statement No. 123”) established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by Statement No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, and has adopted the disclosure requirement of Statement No. 123, as amended by Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure — An Amendment of FASB Statement No. 123 (“Statement No. 148”). The following table illustrates the effects on net loss and loss per share if the Company had applied the fair value recognition provisions of Statement No. 123 to stock-based employee compensation.

	Years Ended December 31,

	2002	2001	2000

Net loss, as reported	$(42,607)	$(85,716)	$(39,043)
Deduct stock compensation expense determined under fair value method, net of taxes	(4,608)	(2,110)	(6,130)

Pro forma net loss	$(47,215)	$(87,826)	$(45,173)

Pro forma net loss applicable to common shareholders	$(55,430)	$(92,085)	$(45,173)

Loss per share:
Basic and diluted — as reported	$(1.64)	$(2.92)	$(1.28)

Basic and diluted — pro forma	$(1.79)	$(2.99)	$(1.48)

      The grant-date fair values underlying the foregoing calculations are based on the Black-Scholes option-pricing model. The key assumptions used in the model include the following: (a) a discount rate equal to the one-year Treasury Bill rate at the date of grant; (b) volatility rates of 86.3% for 2002 grants, 71.8% for 2001 grants, 47.7% for 2000 grants, 45.9% for 1999 grants and 25% for all grants in all prior periods; (c) expected option lives of 5 or 5.5 years; (d) the closing price of the Company Common Stock on the date of grant; and (e) an expected dividend rate of zero. See note 8.

ON COMMAND CORPORATION
(An Indirect Consolidated Subsidiary of Liberty Media Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Income Taxes

      The Company uses the asset and liability approach for accounting and reporting on income taxes. Deferred tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings (Loss) Per Common Share

      Basic earnings per share are measured as the income or loss attributable to common stockholders divided by the weighted average outstanding common shares for the period. Net earnings (loss) are reduced (increased) by preferred stock dividends and accretion to arrive at income (loss) attributable to common stockholders. Diluted earnings per share is similar to basic earnings per share but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options, etc.) as if they had been converted at the beginning of the periods presented, or at original issuance date, if later. Potential dilutive common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from diluted earnings per share.

      The loss per common share for the years ended December 31, 2002, 2001 and 2000 is based on 30,917,000, 30,797,000 and 30,483,000 weighted average shares outstanding during the respective periods. Potential common shares were not included in the computation of diluted earnings per share because their inclusion would be anti-dilutive. At December 31, 2002 and 2001, the number of potential common shares was approximately 20,110,000 and 20,328,000, respectively. Such potential common shares consist of stock options to acquire shares of Company Common Stock, warrants and convertible securities. The foregoing potential common share amount does not take into account the shares that might be issued to the HDN Stockholder, as described in note 4, or the assumed number of shares that would be repurchased by the Company upon the exercise of stock options.

Recent Accounting Pronouncements

      In June 2002, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“Statement No. 146”). In October 2002, the FASB issued Statement of Financial Accounting Standards No. 147, Acquisitions of Certain Financial Institutions, An Amendment of FASB Statement Nos. 72 and 144 and FASB Interpretation No. 9 (“Statement No. 147”). In December 2002, the FASB issued Statement No. 148. In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements (“FIN 46”). The adoption of Statement Nos. 146, 147 and 148 and FIN 46 is not expected to have, a material impact on the Company’s financial condition, results of operations or cash flows.

Use of Estimates

      The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities, as well as the reported amounts of revenue and expenses. Significant estimates are involved in the determination of the allowance for doubtful accounts receivable, asset impairments, and the estimated useful lives of video systems, property and equipment and intangible assets, and the amounts in certain accrued liabilities. Actual results may vary significantly from these estimates.

ON COMMAND CORPORATION
(An Indirect Consolidated Subsidiary of Liberty Media Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Reclassifications

      Certain prior year amounts have been reclassified to conform to the current year presentation.

(3)	Supplemental Disclosures to Consolidated Statements of Cash Flows

      Cash paid for interest was $12,574,000, $19,134,000 and $13,762,000 during 2002, 2001 and 2000, respectively. Cash paid for income taxes was not significant for these periods. For a description of certain non-cash transactions, see notes 4, 5 and 11.

(4)	Acquisitions and Dispositions

      On July 18, 2002, the Company consummated the sale (the “OCE Sale”) of its 70.0% majority shareholdings in On Command Europe Limited (“OCE”) to Techlive Limited (“Techlive”), the owner of the remaining 30.0% interest in OCE. Proceeds from the sale, net of cash transferred, aggregated $1,135,000. In connection with the consummation of the OCE Sale, On Command recorded a $5,103,000 impairment loss during the second quarter of 2002 to reduce the carrying value of OCE’s long-lived assets to the fair value indicated by the OCE Sale. During the third quarter of 2002, OCE’s remaining net assets, including a $930,000 cumulative foreign currency translation loss, were written off against the net proceeds received, resulting in no material impact to the Company’s net loss for the period.

      Concurrent with the consummation of the OCE Sale, On Command and Techlive entered into a License Agreement (the “License Agreement”), and On Command received a $200,000 payment for (i) the use of the “On Command Europe” corporate name through January 17, 2003; and (ii) the fee due for the first year of the License Agreement. The License Agreement provides OCE with the ability to continue to operate as an authorized On Command distributor, subject to performance criteria to be determined by On Command, for a period of ten years. As part of the agreement, On Command will license software and provide technical support to OCE at escalating per room rates over the next ten years.

      On February 28, 2001, the Company acquired a controlling interest in the common stock of Hotel Digital Network, Inc. (“HDN”) (d/b/a Instant Media Network) in exchange for (i) the conversion of the amounts due under a note receivable from HDN ($1,445,000), (ii) a commitment to provide approximately $2,400,000 of funding to HDN; and (iii) $226,000 of cash. Through December 31, 2002, the Company had satisfied $1,765,000 of its funding commitment to HDN. HDN provides in-room music content to hotels through the Company and other in-room entertainment providers. The Company accounted for the acquisition of HDN using the purchase method of accounting. Accordingly, the excess of the purchase price over the fair value of the identifiable net assets of HDN has been allocated to goodwill. If the HDN acquisition had occurred on January 1, 2000, the Company’s results of operations and comprehensive loss would not have been materially different from the Company’s historical results of operations and comprehensive loss for the years ended December 31, 2001 and 2000.

      In connection with the HDN acquisition, the Company entered into a stockholders’ agreement (the “HDN Stockholders’ Agreement”) with the then controlling stockholder of Hotel Digital Network (the “HDN Stockholder”). The HDN Stockholders’ Agreement provides the HDN Stockholder with the right during each of the 30-day periods beginning on March 1, 2003 and 2004 to require the Company to exchange shares of Company Common Stock for all, but not less than all, of the Hotel Digital Network common shares held by the HDN Stockholder. On March 20, 2003, the HDN Stockholder exercised such right. The HDN Stockholders’ Agreement also provides the Company with the right during the 30-day period beginning on March 1, 2006 to require the HDN Stockholder to exchange all, but not less than all, of his HDN common shares for shares of Company Common Stock. The number of shares of Company Common Stock to be issued in any such exchanges will be determined based on the then market value of Company Common Stock,

ON COMMAND CORPORATION
(An Indirect Consolidated Subsidiary of Liberty Media Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and the then fair value of HDN common stock, each as determined in accordance with the HDN Stockholders’ Agreement. At December 31, 2002, the Company held 85.9%, and the HDN Stockholder held 13.3% of the outstanding HDN common stock. Based on the Company’s current assessment of values, the Company does not expect that the settlement of this obligation will have a material impact on its capitalization, financial condition or results of operations

(5)	Cost Investments

      The Company’s cost investments are summarized as follows (amounts in thousands):

	December 31,

	2002	2001

e-ROOM CORPORATION (“e-ROOM”) (formerly known as MagiNet Corporation)(a)	$3,298	$3,298
STSN, Inc. (“STSN”)(b)	—	3,461

	$3,298	$6,759

(a)	During the first quarter of 2001, the Company completed a transaction that resulted in the Company’s acquisition of a 7.5% interest in e-ROOM and the settlement of certain litigation. To acquire the 7.5% interest and settle the litigation, the Company (i) contributed its Asia-Pacific subsidiaries to e-ROOM and transferred the Company’s intercompany receivables from such subsidiaries to e-ROOM; (ii) issued 275,000 shares of Company Common Stock to e-ROOM; and (iii) paid $1,000,000 to e-ROOM. Due to the existence of the repurchase obligation, described below, the Company valued the equity issued to e-ROOM at $15 per share. The excess of the value assigned to the consideration paid to e-ROOM over the then estimated $5,298,000 fair value of the 7.5% interest in e-ROOM received by the Company has been reflected as loss on settlement of litigation in the accompanying consolidated statements of operations. The Company’s original estimate of the litigation loss resulted in a $4,764,000 charge during the fourth quarter of 2000. An additional charge of $3,700,000 was recorded during the first quarter of 2001 to reflect a change in the estimate of the amount of the Company’s intercompany receivables to be transferred to e-ROOM. During the fourth quarter of 2001, the Company recorded a $2,000,000 impairment charge to reflect an other than temporary decline in the estimated fair value of its investment in e-ROOM.

The Company also agreed that e-ROOM would have the option during the 15 day period beginning on March 1, 2003 to cause the Company to repurchase all, but not less than all, of the 275,000 shares of Company Common Stock issued to e-ROOM at a price of $15 per share. During the fourth quarter of 2002, the Company repurchased 119,500 of such shares for an aggregate price of $1,344,000 or $11.25 per share. The $448,000 excess of the repurchase obligation, calculated at $15 per share, over the aggregate price paid to repurchase such shares has been reflected as an adjustment to net loss attributable to common stockholders in the accompanying consolidated statements of operations. In connection with this transaction, the parties agreed to postpone until March 1, 2004 the date on which the Company can be required to repurchase 119,500 of the remaining shares subject to repurchase. The Company is not precluded from repurchasing such shares at an earlier date. The repurchase price for such shares will be $15 per share, plus an adjustment factor calculated from March 1, 2003 to the date of repurchase, at a rate of 8% per annum. Subsequent to December 31, 2002, the date on which the remaining 36,000 shares will first become subject to repurchase by the Company was similarly postponed until March 1, 2004. The repurchase price for such shares will remain at $15 per share.

(b)	On March 30, 2001, the Company acquired certain preferred stock of STSN in exchange for cash of $15,000,000 and the conversion of a $5,000,000 convertible promissory note. During the fourth quarter of

ON COMMAND CORPORATION
(An Indirect Consolidated Subsidiary of Liberty Media Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2001, the Company recorded a $16,539,000 impairment charge to reflect an other than temporary decline in the estimated fair value of its investment. Such estimated fair value was based on the price of securities sold by STSN to the Company and other investors during the first quarter of 2002. In this regard, the Company purchased $2,599,000 of preferred stock from STSN during the first six months of 2002.

During the first quarter of 2002, the Company transferred certain equipment and related contracts to STSN. In connection with this transfer, STSN agreed to make quarterly royalty payments to the Company through February 2009 equal to 20% of the net operating margin derived by STSN from such equipment and contracts. For purposes of these royalty payments, net operating margin is defined as gross revenue less all direct costs. Due to the uncertainty involved in estimating these royalty payments, the Company recorded an impairment loss on this transaction equal to the $1,411,000 carrying value of the contributed equipment. The royalty payments from STSN are recognized as other income when received by the Company. During 2002, royalty payments received from STSN were not significant.

During the fourth quarter of 2002, STSN informed the Company that additional financing would be required during the first quarter of 2003 due to revisions to STSN’s business plan. Based on the Company’s assessment of the business plan and financing requirements of STSN, the Company determined that it would not participate in the 2003 financing, and that an other-than-temporary decline in the fair value of its investment in STSN had occurred. As a result, the Company wrote-off the remaining $6,060,000 carrying value of its investment in STSN during the fourth quarter of 2002.

During the second quarter of 2001, the Company recorded a $1,100,000 charge to write-off the remaining carrying value of its cost investment in STS HotelNet, Inc.

(6)     Debt

      Debt is summarized as follows (amounts in thousands):

	December 31,

	2002	2001

Revolving Credit Facility(a)	$261,633	$263,633
Capital lease obligations	1,146	2,037

	262,779	265,670
Less current portion	(833)	(909)

	$261,946	$264,761

(a)	The Company’s revolving credit facility, as amended in 2001, (the “Revolving Credit Facility”) provided for aggregate borrowings of $275,000,000 at December 31, 2002. Borrowings under the Revolving Credit Facility are due and payable in July 2004. The Company had $13,367,000 of remaining availability under the Revolving Credit Facility at December 31, 2002. The Company’s ability to draw additional funds under the Revolving Credit Facility is subject to the Company’s continued compliance with applicable financial covenants.

Revolving loans extended under the Revolving Credit Facility bear interest at the London Interbank Offering Rate (“LIBOR”) plus a spread that may range from 1.10% to 2.75% depending on certain operating ratios of the Company (3.94% effective borrowing rate at December 31, 2002). In addition, a facility fee ranging from 0.15% to 0.50% per annum is charged on the Revolving Credit Facility, depending on certain operating ratios of the Company. The Revolving Credit Facility contains customary covenants and limitations, most notably the inclusion of restrictions on the Company’s ability to pay dividends or make other distributions, and restrictions on the Company’s ability to make capital expenditures. In addition, the Company is required to maintain leverage and interest coverage ratios. The

ON COMMAND CORPORATION
(An Indirect Consolidated Subsidiary of Liberty Media Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company was in compliance with such covenants at December 31, 2002. Substantially all of the Company’s assets are pledged as collateral for borrowings under the Revolving Credit Facility.

At December 31, 2002, the maximum leverage ratio permitted under the Revolving Credit Facility was 4.25, and the Company’s actual leverage ratio was 3.99. The maximum leverage ratio permitted under the Revolving Credit Facility at March 31, 2003 is 3.50. Although the Company is in compliance with the leverage ratio covenant at December 31, 2002, the Company believes that it would not have been in compliance with such covenant at March 31, 2003. In March 2003, the Company reached agreement with its bank lenders to postpone until June 29, 2003 the step-down of the leverage ratio covenant from 4.25 to 3.50. The Company is also seeking to restructure the Revolving Credit Facility to, among other matters, extend the maturity date to December 31, 2007. It is anticipated that any closing of the restructuring of the Revolving Credit Facility will be contingent upon the contribution of $40,000,000 by Liberty or one of its affiliates to the Company to be used to repay principle due, and permanently reduce lender commitments, pursuant to the restructured Revolving Credit Facility. The terms of the proposed Liberty contribution (including the securities or other consideration to be received by Liberty or its affiliate in exchange for such contribution) have not yet been agreed upon, and no assurance can be given that Liberty or its affiliate will contribute $40,000,000 to the Company, as contemplated by the terms of the proposed restructuring. In the event that the Company determines that it unlikely the proposed restructuring of the Revolving Credit Facility will close on or before June 29, 2003, the Company anticipates that it would seek a further postponement of the step-down of the leverage ratio covenant, and would continue to seek to refinance or restructure the Revolving Credit Facility. In the event that a restructuring or refinancing is not completed by the date that the leverage ratio is reduced to 3.50, the Company anticipates that a default would occur under the terms of the Revolving Credit Facility. Upon the occurrence of a default, if left uncured, the bank lenders would have various remedies, including terminating their revolving loan commitment, declaring all outstanding loan amounts including interest immediately due and payable, and exercising their rights against their collateral which consists of substantially all of the Company’s assets. No assurance can be given that the Company will be able to successfully restructure or refinance the Revolving Credit Facility on terms acceptable to the Company, or that the Company will be able to avoid a default under the Revolving Credit Facility. In light of the foregoing circumstances, the Company’s independent auditors have included an explanatory paragraph in their audit report that addresses the ability of the Company to continue as a going concern.

      The fair value of the Company’s debt is estimated based upon the quoted market prices for the same or similar issues or on the current rates offered to the Company for the same remaining maturities. At December 31, 2002, the fair value of the Company’s debt approximated its carrying value.

      Annual maturities of the Company’s debt for each of the next five years are as follows (amounts in thousands):

2003	$833
2004	261,905
2005	38
2006	3
2007	—

$262,779

ON COMMAND CORPORATION
(An Indirect Consolidated Subsidiary of Liberty Media Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(7)	Redeemable Securities

Mandatorily Redeemable Preferred Stock

      General. The Company’s Series B Cumulative Redeemable Preferred Stock, par value $.01 per share (the “Series B Preferred Stock”), Series C Cumulative Redeemable Preferred Stock, par value $.01 per share (the “Series C Preferred Stock”) and Series D Cumulative Convertible Redeemable Preferred Stock, par value $.01 per share (“Series D Preferred Stock”) are classified as mandatorily redeemable preferred stock in the accompanying consolidated balance sheets due to the fact that the terms of such preferred stock instruments provide for redemption provisions that are outside of the Company’s control. Dividends on the Company’s Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock aggregated $8,663,000 and $4,259,000 during 2002 and 2001, respectively. Accumulated dividends have been added to the liquidation preference of the applicable preferred stock issuance since the Company did not pay any cash dividends during 2002 or 2001.

      Holders of Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock are not entitled to vote on any matters submitted to a vote of the shareholders of the Company, except as described below and as required by law, and except that without the consent of at least 66 2/3% of the number of shares of each such series then outstanding, the Company may not take any action, including by merger, to amend any of the provisions of the respective certificates of designations or amend any of the provisions of the Restated Certificate of Incorporation of the Company so as to adversely affect any preferences or rights of such series of preferred stock. In addition to the rights set forth above, following December 31, 2002, in connection with any matter as to which the holders of Company Common Stock are entitled to vote, each outstanding share of Series D Preferred Stock shall have (and the holder thereof shall be entitled to cast) the number of votes equal to the number of votes such holder would have been entitled to cast had the shares of Series D Preferred Stock held by such holder been converted into shares of Company Common Stock immediately prior to the record date for the determination of the stockholders entitled to vote upon such matter.

      Series B and C Preferred Stock. Pursuant to Preferred Stock Agreements dated March 5, 2001 and April 23, 2001 between the Company and Ascent, the Company sold 15,000 newly issued shares of its Series B Preferred Stock, and 10,000 shares of its Series C Preferred Stock, (collectively, the “Series B and C Preferred Stock”), to Ascent for cash consideration of $15,000,000 and $10,000,000, respectively.

      The liquidation preference (the “Liquidation Preference”) of each share of the Series B and C Preferred Stock as of any date of determination is equal to the sum of (a) the stated value per share of $1,000, plus (b) an amount equal to all dividends accrued on such shares that have been added to and remain a part of the Liquidation Preference as of such date, plus (c) for purposes of the liquidation and redemption provisions of the Series B and C Preferred Stock, an amount equal to all unpaid dividends accrued on the sum of the amounts specified in clauses (a) and (b) above during the period from and including the immediately preceding dividend payment date to but excluding the date in question. At December 31, 2002, the aggregate liquidation preference of the Series B and Series C Preferred Stock was $30,899,000.

      The holders of Series B and C Preferred Stock are entitled to receive cumulative dividends, when and as declared by the Company, in preference to dividends on junior securities, including Company Common Stock and the Series A Preferred Stock (as described in note 8), and ratably on dividends to parity securities. Currently, dividends accrue on the Series B Preferred Stock and Series C Preferred Stock at the rate of 12% per annum of the Liquidation Preference of the applicable Preferred Stock. Accrued dividends on the Series B Preferred Stock are payable monthly, in cash. Accrued dividends on the Series C Preferred Stock are payable quarterly, in cash. Dividends not paid on any dividend payment date are added to the Liquidation Preference on such date and remain a part of the Liquidation Preference until such dividends are paid.

ON COMMAND CORPORATION
(An Indirect Consolidated Subsidiary of Liberty Media Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Upon any liquidation, dissolution or winding up of the Company, the holders of shares of Series B and C Preferred Stock are entitled to receive, from the assets of the Company available for distribution to stockholders, an amount in cash per share equal to the Liquidation Preference of a share of Series B and C Preferred Stock, after payment is made on any senior securities and before any distribution or payment is made on any junior securities, which payment will be made ratably among the holders of the Series B and C Preferred Stock and the holders of any parity securities.

      Shares of Series B and C Preferred Stock are redeemable at the option of the Company at any time after the issuance date at a redemption price per share payable in cash equal to the Liquidation Preference of such share on the redemption date. Any redemptions by the Company are required to be made pro rata if less than all shares of Series B and C Preferred Stock are to be redeemed.

      Subject to certain restrictions, including any such restrictions contained in the Company’s Revolving Credit Facility, shares of Series B and C Preferred Stock are redeemable at the option of the holder at a price equal to the Liquidation Preference.

      Series D Preferred Stock. On June 29, 2001, pursuant to a Preferred Stock Purchase Agreement between the Company and Ascent (the “Series D Purchase Agreement”), the Company authorized for issuance 60,000 shares of its Series D Preferred Stock, to Ascent in consideration of $60,000,000 in cash. The Series D Purchase Agreement states that the shares are issuable in three sub-series, Series D-1, Series D-2 and Series D-3, each with an aggregate authorized amount of $20,000,000 in stated value. The Series D-1 shares were issued on June 29, 2001, the Series D-2 shares were issued on August 2, 2001 and the Series D-3 shares were issued on October 18, 2001. On or after December 31, 2002, each share of Series D Preferred Stock is convertible at the option of the holder into a number of shares of Company Common Stock determined by dividing the liquidation preference of each share of Series D Preferred Stock of (the “Series D Liquidation Preference”) by $7.55, subject to anti-dilution adjustments.

      The Series D Liquidation Preference of each share of Series D Preferred Stock as of any date of determination is equal to the sum of (a) the stated value per share of $1,000, plus (b) an amount equal to all dividends accrued on such shares that have been added to and remain a part of the Series D Liquidation Preference as of such date, plus (c) for purposes of the liquidation and redemption provisions of the Series D Preferred Stock, an amount equal to all unpaid dividends accrued on the sum of the amounts specified in clauses (a) and (b) above during the period from and including the immediately preceding dividend payment date to but excluding the date in question. At December 31, 2002, the aggregate Series D Liquidation Preference was $66,949,000.

      The holders of the Series D Preferred Stock are entitled to receive cumulative dividends, when and as declared by the Company, in preference to dividends on junior securities, including the Company Common Stock and the Series A Preferred Stock (as described in note 8) and ratably with dividends on parity securities. Dividends accrue on each sub-series of the Series D Preferred Stock at the rate of 8% per annum of the Series D Liquidation Preference. Accrued dividends are payable in cash quarterly. Dividends not paid on any dividend payment date are added to the Series D Liquidation Preference until such dividends are paid.

      Upon any liquidation, dissolution or winding up of the Company, the holders of shares of Series D Preferred Stock are entitled to receive, from the assets of the Company available for distribution to stockholders, an amount in cash per share equal to the Series D Liquidation Preference of a share of Series D Preferred Stock, after payment is made on any senior securities and before any distribution or payment is made on any junior securities, which payment will be made ratably among the holders of Series D Preferred Stock and the holders of any parity securities.

      The Series D Preferred Stock is not redeemable, at the option of the Company, during the period from December 31, 2002 to June 30, 2005. Thereafter, the shares are redeemable, at the option of the Company, at

ON COMMAND CORPORATION
(An Indirect Consolidated Subsidiary of Liberty Media Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the Series D Liquidation Preference plus the percentage set forth opposite the applicable redemption date as follows:

Redemption Date	Percentage

June 30, 2005 - June 29, 2006	4%
June 30, 2006 - June 29, 2007	3%
June 30, 2007 - June 29, 2008	2%
June 30, 2008 - June 29, 2009	1%
June 30, 2009 - thereafter	0%

      In the event of certain events of bankruptcy described in the Certificate of Designations of the Series D Preferred Stock, and subject to certain restrictions, including any such restrictions contained in the Company’s Revolving Credit Facility, shares of Series D Preferred Stock are redeemable at the option of the holder at a price equal to the Series D Liquidation Preference if such redemption occurs prior to June 30, 2005. If the redemption occurs after June 30, 2005, the shares are redeemable at the Series D Liquidation Preference plus the percentage set forth in the foregoing table.

Company Common Stock Subject to Repurchase Obligation

      During the first quarter of 2001, the Company issued 275,000 shares of Company Common Stock that were subject to a repurchase obligation. During the fourth quarter of 2002, the Company repurchased 119,500 of such shares. For additional information concerning the remaining repurchase obligations, see note 5.

(8)	Stockholders’ Equity (Deficit)

Stock Option Plan

      The Company adopted the 1996 Key Employee Stock Option Plan (the “1996 Plan”) under which employees may be granted incentive or non-statutory stock options for the purchase of Company Common Stock. In addition, restricted stock purchases, performance awards, stock payment or appreciation rights or deferred stock may be granted under the 1996 Plan. A total of 3,000,000 shares were initially reserved for the 1996 Plan. The 1996 Plan expires in 2006. In June 2000, the Board of Directors approved an amendment to the 1996 Plan to increase the number of shares reserved under the 1996 Plan to 5,250,000.

      The exercise price of options granted is set by the Company’s Board of Directors. Incentive stock options are granted at no less than fair market value on the date of grant. Options generally expire in ten years, vest over a five-year period and are exercisable in installments of 20% one year from the date of grant and 20% annually thereafter. Unvested options generally are cancelled upon termination of employment.

1997 Non-Employee Directors Stock Plan

      In May 1997, the Company adopted the Company’s 1997 Non-Employee Directors Stock Plan (the “Directors Plan”). The Directors Plan authorized the granting of an annual award of 400 shares of the Company Common Stock and, pursuant to an amendment adopted in 1999, a one-time non-qualified option to purchase 50,000 shares of the Company Common Stock (an “Independent Director Option”) to each independent director. On June 13, 2000, the Board of Directors adopted and approved an amendment to increase the number of authorized shares under the Directors Plan available for issuance and subject to option and share grants to independent directors by 400,000 shares. The aggregate number of shares of Company Common Stock which may be issued upon exercise of Independent Directors Options granted under the Directors Plan plus the number of shares which may be awarded pursuant to the Directors Plan will not exceed 696,800, subject to adjustment to reflect events such as stock dividends, stock splits, recapitalizations,

ON COMMAND CORPORATION
(An Indirect Consolidated Subsidiary of Liberty Media Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

mergers or reorganizations of or by the Company. Effective December 2002, the Board of Directors adopted a new compensation plan for independent directors that eliminates the equity component set forth in the Director’s Plan. Subject to the terms and conditions of the plan, the stock options were granted at no less than fair market value on the date of grant. The options generally expire in ten years, vest over a three-year period and are exercisable in installments of 25% after the first and second years, and the remaining 50% after the third year. During 2002, no options were granted pursuant to the Directors Plan. In 2001 and 2000, options granted pursuant to the Directors Plan aggregated 50,000 and 200,000, respectively.

      The following is a summary of activity under the 1996 Plan and the Directors Plan:

		Options Outstanding

			Weighted
	Options		average
	available for	Number of	exercise
	grant	shares	price

Balances, January 1, 2000 (690,847 exercisable at a weighted-average price of $12.77)	436,224	2,489,079	$14.11
Granted (weighted-average fair value of $7.06)	(2,460,500)	2,460,500	$14.12
Increase in options authorized	2,650,000	—
Exercised	—	(191,762)	$10.40
Cancelled	862,342	(862,342)	$15.25

Balances, December 31, 2000 (1,124,938 exercisable at a weighted-average price of $14.07)	1,488,066	3,895,475	$13.79
Granted (weighted-average fair value of $3.68)	(1,317,000)	1,317,000	$6.62
Exercised	—	(2,520)	$7.19
Cancelled	1,938,009	(1,938,009)	$13.24

Balances, December 31, 2001 (1,404,793 exercisable at a weighted-average price of $13.94)	2,109,075	3,271,946	$11.38
Granted (weighted-average fair value of $3.32)	(1,282,000)	1,282,000	$4.74
Cancelled	1,213,850	(1,213,850)	$10.75

Balances, December 31, 2002 (1,187,907 exercisable at a weighted-average price of $12.87)	2,040,925	3,340,096	$9.06

      The following table summarizes information about fixed stock options outstanding at December 31, 2002:

		Options Outstanding
				Options Exercisable
		Weighted
		average	Weighted		Weighted
Range of	Number	remaining	average	Number	average
exercise	outstanding	contractual	exercise	exercisable	exercise
prices	at 12/31/02	life (Years)	price	at 12/31/02	price

$1.10 - 4.53	400,000	9.2	$2.20	38,000	$3.41
$5.45 - 5.80	1,289,000	9.0	$5.54	89,000	$5.80
$7.34 - 9.34	314,500	7.8	$7.65	153,500	$7.90
$11.13 - 14.87	374,096	5.7	$12.74	262,957	$12.72
$15.19 - 15.91	666,500	7.0	$15.27	351,400	$15.33
$16.00 - 18.09	296,000	6.6	$16.03	293,050	$16.02

	3,340,096	7.5	$9.06	1,187,907	$12.87

ON COMMAND CORPORATION
(An Indirect Consolidated Subsidiary of Liberty Media Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Stock compensation expense was not significant during 2002, 2001, and 2000. For information concerning the pro forma impact of using the fair value recognition provisions of Statement 123, see note 2.

Employee Stock Purchase Plan

      In August 1997, the Company adopted the Employee Stock Purchase Plan (the “ESP Plan”) which is intended to qualify under Section 423 of the Internal Revenue Code. Under the terms of the ESP Plan, Company employees can purchase Company Common Stock at a 10% discount from the market value on the purchase date. As of December 31, 2002, all shares authorized for issuance pursuant to the ESP Plan had been purchased by Company employees.

Warrants

      At December 31, 2002, warrants (“Warrants”) issued by the Company to purchase 7,494,854 shares of Company Common Stock at a purchase price of $15.27 per share were outstanding. The outstanding Warrants, which include 1,424,875 Series A Warrants, 2,619,979 Series B Warrants and 3,450,000 Series C Warrants, expire on October 7, 2003. The Series A Warrants provide only for a cashless exercise that allows the holder to use the excess of the fair market value of Company Common Stock over the $15.27 exercise price as a currency to acquire shares of Company Common Stock. The exercise price for the Series B and Series C Warrants is to be paid with cash. At December 31, 2002, subsidiaries of Liberty held 1,123,792 Series A Warrants and 40 Series B Warrants.

Series A Preferred Stock

      On August 8, 2000, the Company issued 13,500 shares of the Company’s Series A, $.01 Par Value Convertible Participating Preferred Stock (“Series A Preferred Stock”), to the then Chairman and Chief Executive Officer of the Company in exchange for a $21,080,000 promissory note and a $13,500 cash payment. The Series A Preferred Stock is initially convertible into an aggregate of 1,350,000 shares of Company Common Stock. The price of the Series A Preferred Stock was $1,562.50 per share. The Series A Preferred Stock participates in any dividends paid to the holders of Company Common Stock but otherwise is not entitled to receive any dividends. The Series A Preferred Stock has a liquidation preference of $.01 per share, and will also participate with the Company Common Stock in any liquidating distributions on an as-converted basis. The holder of the Series A Preferred Stock votes with the holders of the Company Common Stock as a single class and is entitled to one vote per share. The promissory note is secured by the Series A Preferred Stock or proceeds thereon and the former Chairman and Chief Executive Officer’s personal obligations under such promissory note are limited to 25% of the principal amount of the note plus accrued interest thereon. The note may not be prepaid and interest on the note accrues at a rate of 7% per annum, compounded quarterly. The promissory note, which is reflected as a reduction of stockholders’ equity, matures on July 31, 2005, at which time all principal and interest becomes due. The right to transfer the Series A Preferred Stock is restricted. See note 11.

Shares Reserved for Issuance

      At December 31, 2002, a total of 20,109,593 shares of Company Common Stock were reserved for issuance pursuant to the 1996 Plan, the Directors Plan, the ESP Plan, the Warrants, Series A Preferred Stock and Series D Preferred Stock.

ON COMMAND CORPORATION
(An Indirect Consolidated Subsidiary of Liberty Media Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(9)	Income Taxes

      The Company files a separate tax return and is not included in Liberty’s consolidated tax return. The provision for income taxes consists of the following (amounts in thousands):

	Years Ended December 31,

	2002	2001	2000

Current:
Federal	$—	$—	$—
State	(1)	(238)	(238)
Foreign	(443)	(130)	(185)

	(444)	(368)	(423)
Deferred:
Federal	—	—	—
State	—	—	—
Foreign	—	—	—

Total	$(444)	$(368)	$(423)

      Loss before income taxes consists of the following (amounts in thousands):

	Years Ended December 31,

	2002	2001	2000

Domestic	$(45,011)	$(80,332)	$(37,006)
Foreign	2,848	(5,016)	(1,614)

Total	$(42,163)	$(85,348)	$(38,620)

      The provision for income taxes differs from the amount obtained by applying the federal statutory rate (35%) to loss before income taxes as follows (amounts in thousands):

	Years Ended December 31,

	2002	2001	2000

Tax benefit computed at federal statutory rate	$14,757	$29,872	$13,517
State tax benefit, net of federal benefit	(1)	(155)	(155)
Amortization not deductible for income tax purposes	—	(1,822)	(1,731)
Other	2,648	(3,666)	1,282
Taxes on unutilized losses of foreign operations	(3,705)	(130)	(185)
Change in valuation allowance	(14,143)	(24,467)	(13,151)

Provision for income taxes	$(444)	$(368)	$(423)

ON COMMAND CORPORATION
(An Indirect Consolidated Subsidiary of Liberty Media Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Deferred income taxes, which result from the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, consist of the following (amounts in thousands):

	December 31,

	2002	2001

Deferred tax assets:
Tax net operating loss and credit carryforwards	$110,039	$91,664
Accruals not recognized for tax purposes	2,953	4,644
Other	8,401	8,086
Valuation allowance	(100,667)	(86,524)

Total deferred tax assets	20,726	17,870
Deferred tax liabilities:
Depreciation and amortization	(20,726)	(17,870)
Other	—	—

Total deferred tax liabilities	(20,726)	(17,870)

Net deferred tax liability	$—	$—

      At December 31, 2002, the Company had net operating loss carryforwards for federal income tax purposes aggregating approximately $309,747,000. If not utilized to reduce taxable income in future periods, the federal net operating loss carryforwards will begin to expire in 2009. At December 31, 2002, federal alternative minimum tax credit carryforwards of $1,595,000, were available to offset future regular federal tax liabilities. At December 31, 2002, federal research and development tax credit carryforwards of approximately $32,000 were available to offset future federal tax liabilities.

      Current federal and state tax laws include substantial restrictions on the utilization of net operating losses and tax credits in the event of an “ownership change” of a corporation. Accordingly, the Company’s ability to utilize net operating loss and tax credit carryforwards may be limited as a result of such restrictions. Such a limitation could result in the expiration of carryforwards before they are utilized.

(10)	Related Party Transactions

      Subsequent to Liberty’s acquisition of Ascent in March of 2000, Liberty and Ascent have allocated certain general and administrative expenses to the Company. Although there are no written agreements with Liberty and Ascent for these allocations, the Company believes the amounts to be reasonable. Allocations from Liberty and Ascent aggregated $145,000 and $100,000 during the year ended December 31, 2002 and 2001, respectively, and such amounts are included in selling, general and administrative expense in the accompanying consolidated statements of operations. In addition, the Company reimburses Liberty for certain expenses paid by Liberty on behalf of the Company. Amounts owed to Liberty and Ascent pursuant to these arrangements ($1,906,000 at December 31, 2002) are non-interest bearing. Subsequent to December 31, 2002, the Company repaid $895,000 of the amounts due to Liberty and Ascent.

      Effective October 1, 2002, the Company entered into a short-term agreement with Ascent Media Group, Inc. (“Ascent Media Group”), a controlled subsidiary of Liberty, pursuant to which Ascent Media Group supplied the Company with uplink and satellite transport services at a cost of $120,000 through December 31, 2002. The Company has been utilizing the services to test the satellite delivery of content updates to the Company’s downlink sites at various hotels. The Company has completed its testing of satellite delivery and the parties have executed a Content Preparation and Distribution Services Agreement, dated March 24, 2003,

ON COMMAND CORPORATION
(An Indirect Consolidated Subsidiary of Liberty Media Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

to be effective April 1, 2003, which will provide for uplink and satellite transport services for a monthly fee of approximately $36,000, subject to adjustment, for a period of five years. The long-term agreement also provides for Ascent Media Group to supply the Company with content preparation services at a negotiated rate for a period of five years at the Company’s request. The Company is also negotiating an agreement with a wholly-owned subsidiary of Ascent Media Group for the installation by such subsidiary of satellite equipment at the Company’s downlink sites at hotels for a set fee per installation completed.

(11)	Transactions with Officers and Directors

      On August 8, 2000, the Company issued 13,500 shares of the Company’s Series A, $.01 Par Value Convertible Participating Preferred Stock (“Series A Preferred Stock”), to the then Chairman and Chief Executive Officer of the Company in exchange for a $21,080,000 promissory note and a $13,500 cash payment. The promissory note is secured by the Series A Preferred Stock or proceeds thereon and the former Chairman and Chief Executive Officer’s personal obligations under such promissory note are limited to 25% of the principal amount of the note plus accrued interest thereon. The note, which may not be prepaid, is due and payable on August 1, 2005, and interest on the note accrues at a rate of 7% per annum, compounded quarterly.

      On August 3, 1998, the Company loaned a Senior Vice President of the Company $175,000 in connection with such Senior Vice President’s relocation. Interest on the loan accrued at an annual interest rate of 6.34%. Interest accrued annually but was not payable by the Senior Vice President until the last payment was made on the loan in accordance with the terms of the loan agreement. All principal amounts due under the loan were to be paid in three equal payments on December 31, 2002, 2003 and 2004. As of December 31, 2002, the outstanding balance on the loan to the Senior Vice President, including accrued interest, was approximately $206,000. On February 5, 2003, all amounts due under this loan were repaid in full.

      The Company had made arrangements for the use of an airplane owned by a limited liability company of which the Company’s former Chairman of the Board and Chief Executive Officer is the sole member. When that airplane was used for purposes related to the conduct of the Company’s business, the Company reimbursed the limited liability company for such use at market rates. The aggregate amount paid for this service during the year ended December 31, 2001 was approximately $190,000. This arrangement was terminated in June 2001.

(12)	Concentration of Risk

      The Company generates the majority of its revenue from the guest usage of proprietary video systems in various hotels located primarily throughout the United States, Canada and Mexico. The Company performs periodic credit evaluations of its installed hotel locations and generally requires no collateral while maintaining allowances for potential credit losses. The Company invests its cash in high-credit quality institutions. These instruments are short-term in nature and, therefore, bear minimal risk.

      During 2002, hotels owned, managed or franchised by Marriott International, Inc. (“Marriott”), Hilton Hotels Corporation (“Hilton”), Six Continents Hotels, Inc. (“Six Continents”), Hyatt Hotel Corporation (“Hyatt”), and Starwood Hotels and Resorts Worldwide, Inc. (“Starwood”) accounted for 30%, 16% 12%, 7% and 7%, respectively, of the Company’s total net room revenue. Accordingly, hotels owned, managed or franchised by the Company’s five largest hotel chain customers accounted for 72% of the Company’s total net room revenue during 2002. The loss of any of these hotel chain customers, or the loss of a significant number of other hotel chain customers, could have a material adverse effect on the Company’s results of operations and financial condition.

      As further discussed below, the Hilton master contract has expired, and Hilton has signed a new master contract with a competitor of the Company. In addition, the Company does not have master contracts with

ON COMMAND CORPORATION
(An Indirect Consolidated Subsidiary of Liberty Media Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

either Starwood or Six Continents, and the Hyatt master contract provides for the simultaneous expiration of the Company’s contractual relationships with all of the individual hotels that are subject to the Hyatt master contract as of December 31, 2004. At December 31, 2002, the Company provided entertainment services to approximately 178,000 rooms in hotels that are owned, managed or franchised by Starwood or Six Continents. Agreements with respect to approximately 54% of such Starwood and Six Continents rooms have already expired, or will expire by December 31, 2004. At December 31, 2002, approximately 39,000 or 61% of the Company’s Starwood rooms were located in Sheraton or Four Points hotels that, depending on whether such hotels are owned, managed or franchised by Starwood, may be covered by a master contract with a competitor of the Company upon the expiration of such hotels’ contracts with the Company. The Company is actively pursuing master agreements with Hyatt and Six Continents, and with Starwood with respect to the Starwood brands that are not already covered by a competitor’s contract. In certain cases, the Company is also pursuing direct contractual relationships with individual hotels that are owned, managed or franchised by these hotel chains. No assurance can be given that the Company will be successful in executing master or individual hotel contracts. Due to the significant cost involved in changing the proprietary video equipment installed in hotels, the Company expects that, regardless of the expiration dates of master contracts or individual contracts with hotels, the Company will continue to be the provider of in-room entertainment services for individual hotels that are not under contract until such time as a competitor’s equipment can be installed. For this and other reasons, the Company does not anticipate that it will cease earning revenue from all of its Hyatt rooms on December 31, 2004 in the event that a new master contract has not been executed by that date.

      In October 2000, Hilton announced that it would not be renewing its master contract with the Company. As a result, hotels owned, managed or franchised by Hilton are currently subject to a master contract between Hilton and a competitor of the Company. Accordingly, the Company anticipates that hotels owned by Hilton will not renew their contracts as they expire. On the other hand, hotels that are managed or franchised by Hilton are not precluded from renewing their contracts with the Company, and, although no assurance can be given, the Company anticipates that certain of those hotels will choose to renew. At December 31, 2002, the Company provided service to approximately 126,200 rooms in 534 hotels that are owned, managed or franchised by Hilton. The majority of these rooms are located in managed or franchised hotels that are not owned by Hilton. Through December 31, 2002, the Company’s contracts with 71 of the aforementioned 534 hotels (20,400 rooms) had expired and service to these hotels is currently provided under monthly or other short-term renewals. The Company’s individual contracts with the remaining 463 Hilton hotels (105,800 rooms) expire at various dates through 2010, with 56% of those rooms expiring by 2005. During 2002, the Company entered into new contracts, or renewed existing contracts, with respect to 7,000 rooms that were franchised by Hilton, and 2,600 rooms that were managed by Hilton. Over time, the Company anticipates that the revenue it derives from hotels that are owned, managed or franchised by Hilton will decrease. However, due to the uncertainties involved, the Company is currently unable to predict the amount and timing of the revenue decreases.

      During 2001, Marriott, Hilton and Six Continents accounted for 27%, 19% and 12%, respectively of the Company’s net room revenue. During 2000, Marriott, Hilton and Six Continents accounted for 24%, 20% and 11%, respectively of the Company’s net room revenue.

ON COMMAND CORPORATION
(An Indirect Consolidated Subsidiary of Liberty Media Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(13)	Geographic Operating Information

      The following represents total revenue for the years ended December 31, 2002, 2001 and 2000 and long-lived assets as of December 31, 2002, 2001 and 2000 by geographic territory (amounts in thousands):

	2002		2001		2000

		Long-		Long-		Long-
	Total	Lived	Total	Lived	Total	Lived
	Revenue*	Assets	Revenue*	Assets	Revenue*	Assets

United States	$219,823	$316,362	$218,863	$340,952	$237,975	$339,775
Canada	13,469	19,296	13,243	21,270	13,441	21,028
All other foreign	5,105	4,893	7,303	11,821	13,964	16,994

Total	$238,397	$340,551	$239,409	$374,043	$265,380	$377,797

*	Total revenue is attributed to countries based on invoicing location of customer.

(14)	Employee Benefit Plan

      On Command is the sponsor of the On Command 401(k) Saving Plan ( the “On Command 401(k) Plan”), which provides employees an opportunity to create a retirement fund by contributing up to 15% of their eligible earnings in several different mutual funds. The Company, by resolution of the Board of Directors, generally contributes up to 50% of the amount contributed by employees up to a maximum matching contribution of 4% of the participating employee’s wages. Matching contributions made by the Company were approximately $798,000, $971,000 and $1,068,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

(15)	Restructuring and Relocation Costs

      During 2001, the Company completed the process of relocating its headquarter operations from San Jose, California to Denver, Colorado. During the years ended December 31, 2001 and 2000, $12,132,000 and $6,108,000, respectively of relocation expenses were recognized and recorded in connection with such relocation. The relocation expenses included severance, stay bonuses, hiring costs, moving and travel costs, contract labor, and redundant labor and overhead costs.

      On May 21, 2001, the compensation committee of the Company’s board of directors approved a restructuring plan, which affected approximately 50 employees. Severance costs associated with the May 2001 restructuring plan aggregated $2,212,000 and were recognized during the year ended December 31, 2001.

      During the fourth quarter of 2001, the Company recorded a $2,697,000 restructuring charge to record the future lease obligations (net of estimated sublease income) associated with the Company’s exit from certain leased premises in San Jose, California.

      At December 31, 2002, the remaining liability related to the May 2001 restructuring plan was $259,000, and the liability with respect to the vacated premises in San Jose, California was $1,590,000. The liability related to the vacated premises in San Jose, California is payable through June 2004.

ON COMMAND CORPORATION
(An Indirect Consolidated Subsidiary of Liberty Media Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(16)	Commitments and Contingencies

Operating Leases

      The Company leases office space and certain equipment pursuant to non-cancelable operating leases. Rental expense under such agreements amounted to $3,586,000, $4,546,000 and $3,289,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

      Future minimum annual payments under non-cancelable operating leases at December 31, 2002 are as follows (amounts in thousands):

Years Ending December 31:
2003	3,229
2004	2,124
2005	881
2006	308
2007 and thereafter	95

Total	$6,637

      The foregoing future minimum payment amounts include future payments provided for in the Company’s 2001 restructuring reserve with respect to its San Jose, California premises. See note 15.

Litigation

      The Company has received a series of letters from Acacia Media Technologies Corporation regarding a portfolio of patents owned by Acacia. Acacia has alleged that its patents cover certain activities performed by the Company and has proposed that the Company take a license under those patents. The Company is reviewing Acacia’s patents and believes there are substantial arguments that Acacia’s claims lack merit.

      The Company is a defendant, and may be a potential defendant, in other lawsuits and claims arising in the ordinary course of its business. While the outcomes of such claims, lawsuits, or other proceedings cannot be predicted with certainty, management expects that such liability, to the extent not provided for by insurance or otherwise, will not have a material adverse effect on the financial condition of the Company.

Other

      The Company is a party to affiliation agreements with programming suppliers. Pursuant to certain of such agreements, the Company is committed to carry such suppliers’ programming on its video systems. Additionally, certain of such agreements provide for penalties and charges in the event the programming is not carried or not delivered to a contractually specified number of rooms.

      In certain cases, the Company has entered into master contracts whereby the Company has agreed to purchase televisions and/or provide other forms of capital assistance and, to a lesser extent, provide television maintenance services to hotels during the respective terms of the applicable contracts.

ON COMMAND CORPORATION
(An Indirect Consolidated Subsidiary of Liberty Media Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(17)	Quarterly Results of Operations (Unaudited)

      The following is a summary of unaudited quarterly results of operations for the years ended December 31, 2002 and 2001:

	Dec. 31	Sept. 30	June 30	March 31

	(Amounts in thousands, except per share data)
2002
Revenue	$59,225	$60,790	$60,999	$57,383
Direct margin	27,894	30,462	30,483	28,004
Net loss	(14,273)	(6,124)	(12,197)	(10,013)
Basic and diluted loss per share	$(0.46)	$(0.27)	$(0.46)	$(0.39)
2001
Revenue	$55,535	$58,322	$63,338	$62,214
Direct margin	27,488	28,360	31,286	32,327
Net loss	(34,111)	(12,481)	(19,959)	(19,165)
Basic and diluted loss per share	$(1.11)	$(0.44)	$(0.68)	$(0.63)

ANNEX I

AGREEMENT AND PLAN OF MERGER

      THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made as of this 9th day of September, 2003, by and among Liberty Media Corporation, a Delaware corporation (“Parent”), ONCO Acquisition Co., a Delaware corporation (“Merger Sub”), and On Command Corporation, a Delaware corporation (the “Company”).

RECITALS

      WHEREAS, Parent beneficially owns approximately 87% of the issued and outstanding common stock of Liberty Satellite & Technology, Inc. (“LSAT”), which in turn owns approximately 74% of the Company’s issued and outstanding common stock;

      WHEREAS, Merger Sub is an indirect controlled subsidiary of Parent;

      WHEREAS, Parent, acting through Merger Sub, desires to acquire all of the common stock of the Company that Parent and LSAT do not beneficially own;

      WHEREAS, the Boards of Directors of Parent, Merger Sub and the Company each have determined that it is advisable and in the best interests of their respective stockholders for Parent to so acquire such common stock and, to that end, for Merger Sub to merge with and into the Company (the “Merger”) upon the terms and subject to the conditions of this Agreement; and

      NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS AND CONSTRUCTION

      1.1     Certain Definitions. As used in this Agreement, the following terms will have the following meanings unless the context otherwise requires:

      “Acquisition Proposal” means any offer or proposal by any Person or group of Persons concerning (i) any tender or exchange offer, (ii) any merger, share exchange, recapitalization, consolidation or other business combination involving the Company or (iii) an acquisition in any manner, directly or indirectly, of a significant equity interest in, or a substantial portion of the assets of, the Company, other than pursuant to the transactions contemplated by this Agreement.

      “Adjusted Parent Market Value” means the greater of (i) the Floor Value and (ii) the average of the last sale prices (or, if on any day no sale price is reported, the average of the high bid and low ask prices on such day) of a share of Parent Series A Stock on the NYSE over the five consecutive trading days ending on the third trading day preceding the Closing Date.

      “Affiliate” of any Person has the meaning ascribed to such term in Rule 12b-2 under the Exchange Act. For purposes of this Agreement (other than Section 3.3), unless otherwise specified, (A) neither the Company nor any of its Subsidiaries will be deemed to be Affiliates of Parent or any of Parent’s Subsidiaries; (B) neither Parent nor any of its Subsidiaries will be deemed to be Affiliates of the Company or any of the Company’s Subsidiaries; (C) none of the Affiliates of the Company or any of its Subsidiaries (the “Company Affiliates”) will be deemed to be an Affiliate of Parent or any of Parent’s Subsidiaries, unless such Company Affiliate would be such an Affiliate if neither Parent nor any of its Subsidiaries (1) owned any capital stock of the Company, (2) designated or nominated, or possessed any contractual right to designate or nominate, any directors of the Company or any of its Subsidiaries or (3) otherwise possessed, directly or indirectly, the power to direct or cause the direction of the management or policies of the Company or any of its Subsidiaries; and (D) none of the Affiliates of Parent or any of Parent’s Subsidiaries (“Parent Affiliates”) will be deemed to be an Affiliate of the Company or any of the Company’s Subsidiaries, unless such Parent Affiliate would be such an Affiliate if neither Parent nor any of its Subsidiaries (1) owned any capital stock of the Company, (2) designated or nominated, or possessed any contractual right to designate or nominate, any directors of the Company or any of its Subsidiaries or (3) otherwise possessed, directly or indirectly, the power to direct or cause the direction of the management or policies of the Company or any of its Subsidiaries.

      “Agreement” has the meaning specified in the preamble.

      “Certificates” has the meaning specified in Section 2.4(b).

      “Certificate of Merger” means the certificate of merger with respect to the Merger, containing the provisions required by, and executed in accordance with, Section 251 of the DGCL.

      “Change of Control” means any (i) change in the direct or indirect record or beneficial ownership of any of the equity securities of the Company or any of its Subsidiaries, (ii) merger, consolidation, statutory share exchange or other transaction involving the Company or any of its Subsidiaries or (iii) change in the composition of the board of directors or other governing body of the Company or any of its Subsidiaries.

      “Change of Control Covenant” means any covenant, agreement or other provision pursuant to which the occurrence or existence of a Change of Control would result in a violation or breach of, constitute (with or without due notice or lapse of time or both) or permit any Person to declare a default or event of default under, give rise to any right of termination, cancellation, amendment, acceleration, repurchase, prepayment or repayment or to increased payments under, give rise to or accelerate any material obligation (including any obligation to, or to offer to, repurchase, prepay, repay or make increased payments) or result in the loss or modification of any material right or benefit under, or result in any Restriction or give any Person the right to obtain any Restriction on any capital stock or other securities or ownership interests pursuant to, or result in any Lien or give any Person the right to obtain any Lien on any material asset pursuant to, any Contract to which the Company or any of its Subsidiaries is or becomes a party or to which the Company or any of its Subsidiaries or any of their respective assets are or become subject or bound.

      “Closing” means the consummation of the transactions contemplated by this Agreement.

      “Closing Date” means the date on which the Closing occurs pursuant to Section 2.2.

      “Code” means the Internal Revenue Code of 1986, as amended.

      “Company” has the meaning specified in the preamble.

      “Company Board” means the Board of Directors of the Company. To the extent the Company Board determines that any action or determination to be made by the Company Board is to be made by the independent directors serving on the Company Board, references to determinations by the Company Board shall be references to determinations by such independent directors.

      “Company Charter” means the Restated Certificate of Incorporation of the Company, including any certificate of designations filed with respect to the Company Preferred Stock, as amended to the date hereof.

      “Company Common Stock” means the common stock, par value $.01 per share, of the Company.

      “Company Equity Affiliates” has the meaning specified in Section 4.1.

      “Company Material Adverse Effect” means a Material Adverse Effect with respect to the Company or a material adverse effect on the ability of the Company to consummate the Merger and the transactions contemplated by this Agreement.

      “Company Option” has the meaning specified in Section 2.6(a).

      “Company Plan” means each bonus, deferred compensation, incentive compensation, stock purchase, stock option, severance or termination pay, hospitalization, medical, life or other insurance, supplemental unemployment benefits, profit-sharing, pension or retirement plan, program, agreement or arrangement, and each other employee benefit plan, program, agreement or arrangement, sponsored, maintained or contributed to or required to be contributed to at any time since December 31, 1999 by the Company or by any trade or business, whether or not incorporated (“ERISA Affiliate”), that together with the Company would be deemed a “controlled group” within the meaning of Section 4001(a)(14) of ERISA, for the benefit of any employee, director or former employee or director of the Company or any ERISA Affiliate including any such type of plan established, maintained or contributed to under the laws of any foreign country; provided, however, that Company Plan will not include any such plan or arrangement maintained by Parent.

      “Company Preferred Stock” means the preferred stock, par value $.01 per share, of the Company.

      “Company Restricted Stock” has the meaning specified in Section 2.6(c).

      “Company SAR” has the meaning specified in Section 2.6(b).

      “Company SEC Filings” has the meaning specified in Section 4.4.

      “Company Series A Preferred Stock” means the Series A Convertible Participating Preferred Stock, par value $.01 per share, of the Company.

      “Company Series B Preferred Stock” means the Series B Cumulative Redeemable Preferred Stock, par value $.01 per share, of the Company.

      “Company Series C Preferred Stock” means the Series C Cumulative Redeemable Preferred Stock, par value $.01 per share, of the Company.

      “Company Series D Preferred Stock” means the Series D Cumulative Convertible Redeemable Preferred Stock, par value $.01 per share, of the Company.

      “Company Series A Warrants” means the Series A Common Stock Purchase Warrants of the Company, issued pursuant to the Warrant Agreement.

      “Company Series B Warrants” means the Series B Common Stock Purchase Warrants of the Company, issued pursuant to the Warrant Agreement.

      “Company Series C Warrants” means the Series C Common Stock Purchase Warrants of the Company, issued pursuant to the Warrant Agreement.

      “Company Stock” means the Company Common Stock and the Company Preferred Stock.

      “Company Warrants” means the Company Series A Warrants, the Company Series B Warrants and the Company Series C Warrants.

      “Contract Consent” has the meaning specified in Section 4.5(iii).

      “Contract Notice” has the meaning specified in Section 4.5(iii).

      “Contract” has the meaning specified in Section 4.5(iv).

      “Control” means, with respect to any Person, the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

      “Converted Option” has the meaning specified in Section 2.6(a).

      “Converted SAR” has the meaning specified in Section 2.6(b).

      “Converted Warrant” has the meaning specified in section 2.6(d).

      “Convertible Securities” has the meaning specified in Section 4.3(e).

      “CSFB” means Credit Suisse First Boston LLC.

      “DGCL” means the General Corporation Law of the State of Delaware.

      “Dissenting Shares” has the meaning specified in Section 2.7.

      “Effective Time” means the time when the Merger of Merger Sub with and into the Company becomes effective under applicable law as provided in Section 2.1(a).

      “Environmental Laws” has the meaning specified in Section 4.9(b).

      “Equity Affiliate” of a Person means any other Person in which the first Person directly or indirectly through a Subsidiary owns an investment accounted for by the equity method within the meaning of GAAP.

      “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and all regulations promulgated thereunder, as in effect from time to time.

      “ERISA Affiliate” has the meaning specified in the definition of the term “Company Plan”.

      “Exchange Agent” has the meaning specified in Section 2.4(a).

      “Exchange Agent Agreement” has the meaning specified in Section 2.4(a).

      “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

      “Exchange Ratio” means a fraction equal to ..166; provided, however, that (i) if the product of the Parent Market Value and .166 is greater than $2.10, the Exchange Ratio shall be a fraction (rounded if necessary to the nearest one thousandth) equal to $2.10 divided by the Parent Market Value and (ii) if the product of the Parent Market Value and .166 is less than $1.90, the Exchange Ratio shall be a fraction (rounded if necessary to the nearest one thousandth) equal to $1.90 divided by the Adjusted Parent Market Value; provided further, however, that the Exchange Ratio shall be subject to adjustment pursuant to Section 8.1(iv).

      “Fairness Opinion” has the meaning specified in Section 4.14.

      “Floor Value” means $10.00, as adjusted to appropriately and equitably reflect the changes described in Section 2.5.

      “GAAP” means generally accepted accounting principles as accepted by the accounting profession in the United States as in effect from time to time.

      “Government Consent” has the meaning specified in Section 4.5(ii).

      “Governmental Entity” means any court, arbitrator, administrative or other governmental department, agency, commission, authority or instrumentality, domestic or foreign.

      “Governmental Filing” has the meaning specified in Section 4.5(ii).

      “Indebtedness” means, with respect to any Person, without duplication (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), (i) every liability of such Person (excluding intercompany accounts between the Company and any wholly-owned Subsidiary of the Company or between wholly-owned Subsidiaries of the Company) (A) for borrowed money, (B) evidenced by notes, bonds, debentures or other similar instruments (whether or not negotiable), (C) for reimbursement of amounts drawn under letters of credit, bankers’ acceptances or similar facilities issued for the account of such Person, (D) issued or assumed as the deferred purchase price of property or services (excluding accounts payable) or (E) relating to a capitalized lease obligation and all debt attributable to sale/leaseback transactions of such Person; and (ii) every liability of others of the kind described in the preceding clause (i) that such Person has guaranteed or which is otherwise its legal liability.

      “Indemnified Liabilities” has the meaning specified in Section 6.6(a).

      “Indemnified Parties” has the meaning specified in Section 6.6(a).

      “Indemnified Party” has the meaning specified in Section 6.6(a).

      “Injunction” has the meaning specified in Section 3.4.

      “Legal Proceeding” means any private or governmental action, suit, complaint, arbitration, mediation, legal or administrative proceeding or investigation.

      “License” means any license, franchise, ordinance, authorization, permit, certificate, variance, exemption, concession, lease, right of way, easement, instrument, order and approval, domestic or foreign.

      “Lien” means any security interest, mortgage, pledge, hypothecation, charge, claim, option, right to acquire, adverse interest, assignment, deposit arrangement, encumbrance, restriction, lien (statutory or other), or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement, any financing lease involving substantially the same economic effect as any of the foregoing, and the filing of any financing statement under the Uniform Commercial Code or comparable law of any jurisdiction).

      “Local Approvals” has the meaning specified in Section 4.5(ii).

      “LSAT” has the meaning specified in the recitals.

      “Material Adverse Effect” means (A) with respect to Parent, a material adverse effect on the business, properties, operations or financial condition of Parent and its Subsidiaries (including the Company and its Subsidiaries) taken as a whole, other than any such effect arising out of or resulting from (i) any change in the trading prices of Parent Series A Stock between the date hereof and the Effective Time, (ii) any changes in GAAP which affect generally entities such as Parent or (iii) general business or economic conditions or from general changes in or affecting the industries in which Parent operates in areas where Parent does business directly or through its Subsidiaries (including the Company and its Subsidiaries), and (B) with respect to the Company, a material adverse effect on the business, properties, operations or financial condition of the Company and its Subsidiaries taken as a whole, other than any such effect arising out of or resulting from (i) any change in the trading prices of Company Common Stock between the date hereof and the Effective Time, (ii) any changes in GAAP which affect generally entities such as the Company or (iii) general business or economic conditions or from general changes in or affecting the industries in which the Company operates in areas where the Company does business directly or through its Subsidiaries.

      “Material Contract” has the meaning specified in Section 4.12(a).

      “Merger” has the meaning specified in the recitals.

      “Merger Sub” has the meaning specified in the preamble hereto.

      “NASD” means the National Association of Securities Dealers, Inc.

      “NYSE” means The New York Stock Exchange.

      “Parent” has the meaning set forth in the preamble.

      “Parent Charter” means the Restated Certificate of Incorporation of Parent, as amended.

      “Parent Market Price,” on any date of determination, means the average of the last sales prices (or, if on any day no sale price is reported, the average of the high bid and low ask prices on such day) of a share of Parent Series A Stock on the NYSE on each of the five consecutive trading days immediately preceding the trading day prior to the date of such determination.

      “Parent Market Value” means the average of the last sale prices (or, if on any day no sale price is reported, the average of the high bid and low ask prices on such day) of a share of Parent Series A Stock on the NYSE over the five consecutive trading days ending on the third trading day preceding the Closing Date.

      “Parent Material Adverse Effect” means a Material Adverse Effect with respect to the Parent or a material adverse effect on the ability of Parent or Merger Sub to consummate the Merger and the transactions contemplated by this Agreement.

      “Parent Preferred Stock” means the preferred stock, $.01 par value per share, of Parent.

      “Parent SEC Filings” has the meaning specified in Section 5.4.

      “Parent Series A Stock” means the Series A common stock, $.01 par value per share, of Parent, or such other securities as may be issuable to holders of Company Common Stock in the Merger in accordance with Section 2.5.

      “Parent Series B Stock” means the Series B common stock, $.01 par value per share, of Parent.

      “Permits” has the meaning specified in Section 4.9(a).

      “Person” means an individual, partnership, corporation, limited liability company, trust, unincorporated organization, association, joint venture or other entity or a government, agency, political subdivision, or instrumentality thereof.

      “Proxy Statement” has the meaning specified in Section 3.2(a).

      “Registration Statement” has the meaning specified in Section 3.2(a).

      “Representatives” has the meaning specified in Section 6.2.

      “Restriction”, with respect to any capital stock or other security, means any voting or other trust or agreement, option, warrant, escrow arrangement, proxy, buy-sell agreement, power of attorney or other Contract, or any law, rule, regulation, order, judgment or decree which, conditionally or unconditionally: (i) grants to any Person the right to purchase or otherwise acquire, or obligates any Person to purchase or sell or otherwise acquire, dispose of or issue, or otherwise results in or, whether upon the occurrence of any event or with notice or lapse of time or both or otherwise, may result in, any Person acquiring, (A) any of such capital stock or other security; (B) any of the proceeds of, or any distributions paid or which are or may become payable with respect to, any of such capital stock or other security; or (C) any interest in such capital stock or other security or any such proceeds or distributions; (ii) restricts or, whether upon the occurrence of any event or with notice or lapse of time or both or otherwise, may restrict the transfer or voting of, or the exercise of any rights or the enjoyment of any benefits arising by reason of ownership of, any such capital stock or other security or any such proceeds or distributions; or (iii) creates or, whether upon the occurrence of any event or with notice or lapse of time or both or otherwise, may create a Lien or purported Lien affecting such capital stock or other security, proceeds or distributions.

      “SEC” means the Securities and Exchange Commission.

      “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

      “Significant Stockholder” means any Person known to the Company to be the beneficial owner of 5% of more of the outstanding shares of Company Common Stock other than Parent or any of its Subsidiaries.

      “Special Meeting” has the meaning specified in Section 3.1.

      “Subsidiary” when used with respect to any Person, means any other Person (1) of which (x) in the case of a corporation, at least (A) a majority of the equity and (B) a majority of the voting interests are owned or Controlled, directly or indirectly, by such first Person, by any one or more of its Subsidiaries, or by such first Person and one or more of its Subsidiaries or (y) in the case of any Person other than a corporation, such first Person, one or more of its Subsidiaries, or such first Person and one or more of its Subsidiaries (A) owns a majority of the equity interests thereof and (B) has the power to elect or direct the election of a majority of the members of the governing body thereof or otherwise has Control over such organization or entity; or (2) that is required to be consolidated with such first Person for financial reporting purposes under GAAP; provided that, for purposes of the agreements set forth in Article III and Article VI, references to Subsidiaries will not include any Person as to which such first Person’s voting interests are subject to a voting agreement, proxy, management contract or other arrangement as a result of which such first Person does not Control such other Person. For purposes of this Agreement, unless otherwise specified, neither the Company nor any of its Subsidiaries will be deemed to be Subsidiaries of Parent or any of Parent’s Subsidiaries, whether or not they otherwise would be Subsidiaries of Parent or any of Parent’s Subsidiaries under the foregoing definition.

      “Surviving Corporation” means the Company as the surviving corporation after the Merger as provided in Section 2.1(a).

      “Tax” or “Taxes” means (i) any and all federal, state, local and foreign taxes and other assessments, governmental charges, duties, fees, levies, impositions and liabilities in the nature of a tax, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes and (ii) all interest, penalties and additions imposed with respect to such amounts in clause (i).

      “Tax Return” means a report, return or other information required to be supplied to or filed with a Governmental Entity with respect to any Tax including an information return, claim for refund, amended Tax return or declaration of estimated Tax.

      “Treasury Regulations” means the regulations promulgated under the Code in effect on the date hereof and the corresponding sections of any regulations subsequently issued that amend or supersede such regulations.

      “Violation” has the meaning specified in Section 4.5(iv).

      “Voting Debt” has the meaning specified in Section 4.3(d).

      “Warrant Agent” means The Bank of New York, as Warrant Agent under the Warrant Agreement, or any other Person who is duly appointed as the Warrant Agent pursuant to the terms and conditions of the Warrant Agreement.

      “Warrant Agreement” means the Warrant Agreement between the Company and The Bank of New York, as Warrant Agent, dated October 8, 1996.

      “Wholly-Owned Subsidiary” means, as to any Person, a Subsidiary of such Person, 100% of the equity and voting interest in which is owned, directly and/or indirectly, by such Person.

      Terms Generally. The definitions in Section 1.1 will apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun will include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” will be deemed to be followed by the phrase “without limitation”. The words “herein”, “hereof” and “hereunder” and words of similar import refer to this Agreement (including the Exhibits and Schedules) in its entirety and not to any part hereof unless the context otherwise requires. As used herein, the term “to the knowledge of the Company” or any similar term relating to the Company’s knowledge means the actual knowledge, without investigation, of any of Bernard G. Dvorak, Pamela J. Strauss, Chris Sophinos, David Simpson, Larry Smith and any other executive officers of the Company, and the term “to the knowledge of Parent” or any similar term relating to Parent’s knowledge means the actual knowledge, without investigation, of any of the executive officers of Parent. All references herein to Articles, Sections, Exhibits and Schedules will be deemed references to Articles and Sections of, and Exhibits and Schedules to, this Agreement unless the context otherwise requires. Unless the context otherwise requires, any references to any agreement or other instrument or statute or regulation are to it as amended and supplemented from time to time (and, in the case of a statute or regulation, to any successor provisions). Any reference in this Agreement to a “day” or number of “days” (without the explicit qualification of “business”) will be interpreted as a reference to a calendar day or number of calendar days. If any action or notice is to be taken or given on or by a particular calendar day, and such calendar day is not a business day, then such action or notice will be deferred until, or may be taken or given on, the next business day. As used herein, the phrase “made available” means that the information referred to has been made available if requested by the party to whom such information is to be made available.

ARTICLE II

THE MERGER AND RELATED MATTERS

      2.1     The Merger.

      (a) Merger; Effective Time. At the Effective Time and subject to and upon the terms and conditions of this Agreement, Merger Sub will merge with and into the Company in accordance with the provisions of the DGCL, the separate corporate existence of Merger Sub will cease and the Company will continue as the

Surviving Corporation. The Effective Time will occur on the date and at the time that the Certificate of Merger has been accepted for filing by the Delaware Secretary of State (or such later date and time as may be agreed to by Parent and the Company and specified in the Certificate of Merger). Provided that this Agreement has not been terminated pursuant to Article VIII, the parties will cause the Certificate of Merger to be filed with the Delaware Secretary of State as soon as practicable after the Closing.

      (b) Effects of the Merger. From and after the Effective Time, the Merger will have the effects set forth in the DGCL (including, without limitation, Sections 259, 260 and 261 thereof). Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub will vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub will become the debts, liabilities and duties of the Surviving Corporation.

      (c) Certificate of Incorporation of the Surviving Corporation. At the Effective Time, the Company Charter will remain as the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with the terms thereof and the DGCL and all certificates of designation filed by the Company with respect to the Company Preferred Stock will remain as certificates of designation of the Surviving Corporation until thereafter amended in accordance with the terms thereof and the DGCL, except that, as of the Effective Time, the certificate of designations for the Company Series A Preferred Stock will be revised to the extent contemplated by and in accordance with the provisions of paragraph 5(d) thereof and, immediately prior to the Effective Time, the certificate of designations for the Company Series D Preferred Stock will be amended to exempt the Merger from the provisions of paragraph 5(f) thereof.

      (d) Bylaws of the Surviving Corporation. The Bylaws of the Company will remain as the Bylaws of the Surviving Corporation until thereafter amended in accordance with the terms thereof, the Certificate of Incorporation of the Surviving Corporation and the DGCL.

      (e) Directors and Officers of the Surviving Corporation. Parent, the Company and the Surviving Corporation will take such action as is necessary to ensure that the directors of Merger Sub at the Effective Time will, from and after the Effective Time, be the directors of the Surviving Corporation until their respective successors are duly elected or appointed and qualified in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation, or as otherwise provided by applicable law. Parent, the Company and the Surviving Corporation will take such action as is necessary to ensure that the officers of the Company at the Effective Time will, from and after the Effective Time, be the officers of the Surviving Corporation until their respective successors are duly appointed and qualified in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation, or as otherwise provided by applicable law.

      2.2     Closing. Unless this Agreement has been terminated pursuant to Section 8.1 and subject to the satisfaction or, when permissible, waiver of the conditions set forth in Article VII, the Closing will take place (i) at 10:00 a.m. (Denver time) at the executive offices of Parent in Englewood, Colorado, on the fifth business day after the date on which the last of the conditions set forth in Article VII (other than the filing of the Certificate of Merger and other than any such conditions which by their terms are not capable of being satisfied until the Closing Date or thereafter) is satisfied or, when permissible, waived, or (ii) on such other date and/or at such other time and/or place as the parties may mutually agree.

      2.3     Conversion of Securities.

      (a) Conversion of Company Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of shares of Company Common Stock:

(i) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock to be canceled pursuant to Section 2.3(a)(ii), other than any shares of Company Common Stock which remain outstanding pursuant to Section 2.3(a)(iii), if any, and other than Dissenting Shares, if any) will be converted into and represent the right to receive, and will be exchangeable for, a fraction of a validly issued, fully paid and nonassessable share of Parent Series A Stock equal to the Exchange Ratio. At the Effective Time, all such shares of Company Common Stock will no longer be outstanding and will automatically be canceled and retired and will cease to exist, and each holder of a certificate representing any such shares will cease to have any rights with respect thereto, except the right to receive the shares of Parent Series A Stock to be issued pursuant to this Section 2.3(a)(i) (and any dividends or other distributions and any cash in lieu of a fractional share payable pursuant to Sections 2.4(f) and 2.4(g)) with respect thereto upon the surrender of such certificate in accordance with Section 2.4, without interest.

(ii) Each share of Company Common Stock (not including any common stock of the Surviving Corporation that is issued under Section 2.3(b)) that immediately prior to the Effective Time is (x) owned of record by Parent, Merger Sub or any Wholly-Owned Subsidiary of Parent or (y) held in the treasury of the Company or held by any Wholly-Owned Subsidiary of the Company will automatically be canceled, retired and cease to exist without payment of any consideration thereof and without any conversion thereof into Parent Series A Stock.

(iii) Each share of Company Common Stock that immediately prior to the Effective Time is owned of record by LSAT or any Wholly-Owned Subsidiary of LSAT, if any, will by virtue of the Merger, and without any further act on the part of any holder thereof, remain as an issued and outstanding share of common stock of the Surviving Corporation.

(iv) Each share of Company Preferred Stock issued and outstanding immediately prior to the Effective Time, will, by virtue of the Merger, and without any further act on the part of any holder thereof, remain as an issued and outstanding share of preferred stock of the Surviving Corporation that will have the powers, designations, preferences and relative, participating, optional or other rights, if any, and the qualifications limitations and restrictions thereof, as are set forth in the certificate of designations for such Company Preferred Stock immediately prior to the Effective Time, except (x) for the revision and amendment to the Company Series A Preferred Stock and the Company Series D Preferred Stock contemplated by Section 2.1(c), (y) for any shares of Company Preferred Stock that constitute Dissenting Shares, which shall be issued and outstanding only for the purposes described in Section 2.7, and (z) that from and after the Effective Time, each share of the Company Series A Preferred Stock, other than Dissenting Shares, by virtue of the Merger, and without any further action on the part of any holder thereof, will not be convertible for shares of Company Common Stock as provided in the Certificate of Designations for the Company Series A Preferred Stock, but will be convertible into that number of shares of Parent Series A Stock determined by multiplying the number of shares of Company Common Stock issuable upon exchange of such share of Series A Preferred Stock at the Effective Time by the Exchange Ratio (rounded up to the nearest whole number of shares, with no cash being payable for such fractional share).

      (b) Conversion of Merger Sub Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub or the Company, the shares of capital stock of Merger Sub outstanding immediately prior to the Effective Time will be converted into and become a number of shares of common stock of the Surviving Corporation equal to the sum of (i) the number of shares of Company Common Stock converted in the Merger pursuant to Section 2.3(a)(i), (ii) the number of shares of Company Common Stock which constitute Dissenting Shares and (iii) with respect to Company Series A Preferred Stock, the number of shares of Company Common Stock into which any Company Series A Preferred Stock which constitutes Dissenting Shares was convertible immediately prior to the Effective Time. Such shares will constitute the only outstanding shares of capital stock of the Surviving Corporation (other than Dissenting Shares, if any, the common stock of the Surviving Corporation described in 2.3(a)(iii) and the preferred stock of the Surviving Corporation described in Section 2.3(a)(iv)).

      2.4     Exchange of Shares.

      (a) Appointment of Exchange Agent. On or before the Closing Date, Parent will enter into an agreement (the “Exchange Agent Agreement”) with an exchange agent selected by Parent and reasonably acceptable to the Company (the “Exchange Agent”), authorizing such Exchange Agent to act as Exchange Agent hereunder.

      (b) Letter of Transmittal. As soon as reasonably practicable after the Effective Time, Parent will instruct the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time evidenced issued and outstanding shares of Company Common Stock (other than shares to be canceled pursuant to Section 2.3(a)(ii) and shares described in Section 2.3(a)(iii)) (the “Certificates”): (i) a notice of the effectiveness of the Merger and (ii) a letter of transmittal (which will state that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon proper delivery of the Certificates to the Exchange Agent) with instructions for use in effecting the surrender and exchange of the Certificates. Such notice, letter of transmittal and instructions will contain such provisions and be in such form as Parent and the Company may jointly specify.

      (c) Exchange Procedure. Promptly following the surrender, in accordance with such instructions, of a Certificate to the Exchange Agent (or such other agent or agents as may be appointed by the Exchange Agent or Parent pursuant to the Exchange Agent Agreement), together with such letter of transmittal (duly executed) and any other documents required by such instructions or letter of transmittal, Parent will, subject to Section 2.4(d), cause to be distributed to the Person in whose name such Certificate has been issued (i) a certificate registered in the name of such Person representing the number of whole shares of Parent Series A Stock into which the shares previously represented by the surrendered Certificate are to have been converted at the Effective Time pursuant to this Article II and (ii) payment (which will be made by check) of any cash payable in lieu of a fractional share of Parent Series A Stock pursuant to Section 2.4(f). Each Certificate so surrendered will immediately be canceled.

      (d) Unregistered Transfers of Company Common Stock. In the event of a transfer of ownership of shares of Company Common Stock which is not registered in the transfer records of the Company, a certificate representing the proper number of whole shares of Parent Series A Stock may be issued (and cash in lieu of a fractional share of Parent Series A Stock may be paid) to the transferee of such shares if the Certificate evidencing such shares of Company Common Stock surrendered to the Exchange Agent in accordance with Section 2.4(c) is properly endorsed for transfer or is accompanied by appropriate and properly endorsed stock powers and is otherwise in proper form to effect such transfer, if the Person requesting such transfer pays to the Exchange Agent any transfer or other taxes payable by reason of such transfer or establishes to the satisfaction of the Exchange Agent that such taxes have been paid or are not required to be paid and if such Person establishes to the satisfaction of Parent that such transfer would not violate applicable federal or state securities laws.

      (e) Lost, Stolen or Destroyed Certificates. In the event any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed satisfactory to Parent and complying with any other reasonable requirements imposed by Parent, Parent will cause to be delivered to such Person in respect of such lost, stolen or destroyed Certificate the shares of Parent Series A Stock or other property deliverable in respect thereof as determined in accordance with this Article II. Parent may, in its discretion, require the owner of such lost, stolen or destroyed Certificate to give Parent a bond in such sum as it may direct as indemnity against any claim that may be made against Parent or the Surviving Corporation with respect to the Certificate alleged to have been lost, stolen or destroyed.

      (f) No Fractional Shares. No certificates or scrip representing fractional shares of Parent Series A Stock will be issued upon the surrender for exchange of Certificates for Company Common Stock; and no such fractional share interest will entitle the owner thereof to vote as, or to any other rights of, a stockholder of Parent. In lieu of such fractional shares, any holder of Company Common Stock who would otherwise be entitled to a fractional share of Parent Series A Stock will, upon surrender of his Certificate to the Exchange Agent in accordance with Section 2.4(c), be entitled to receive cash in an amount determined by multiplying such fraction by the Parent Market Price as of the Closing Date and rounding the product to the nearest whole cent. No interest will accrue or be paid with respect to fractional share interests or with respect to cash payable in lieu of fractional share interests.

      (g) No Dividends Before Surrender of Certificates. No dividends or other distributions declared or made after the Effective Time with respect to Parent Series A Stock with a record date after the Effective

Time will be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Series A Stock for which such Certificate is then entitled to be exchanged, until the holder of record of such Certificate will surrender such Certificate as provided herein. Subject to the effect of applicable laws, following surrender of any such Certificate, there will be paid to the record holder of the certificates representing whole shares of Parent Series A Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions, if any, with a record date after the Effective Time that were previously paid by Parent with respect to such whole shares of Parent Series A Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions, if any, with a record date after the Effective Time but prior to surrender and with a payment date subsequent to surrender payable with respect to such whole shares of Parent Series A Stock.

      (h) No Further Ownership Rights in Company Common Stock. All shares of Parent Series A Stock issued and all cash in lieu of fractional shares paid upon the surrender for exchange of shares of Company Common Stock in accordance with the terms hereof will be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock, and there will be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time. Subject to Section 2.4(i), if, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they will be canceled and exchanged as provided in this Article II.

      (i) Abandoned Property Laws. Payment or delivery of the shares of Parent Series A Stock, any cash in lieu of fractional shares thereof and any dividends or distributions with respect thereto in accordance with the terms hereof will be subject to applicable abandoned property, escheat and similar laws and none of Parent, Merger Sub, the Surviving Corporation or the Company will be liable to any holder of shares of Company Common Stock or Parent Series A Stock for any such shares, for any dividends or distributions with respect thereto or for any cash in lieu of fractional shares which may be delivered to any public official pursuant to any abandoned property, escheat or similar law.

      (j) Withholding Rights. Each of the Surviving Corporation and Parent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by the Surviving Corporation or Parent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding were made by the Surviving Corporation or Parent, as the case may be.

      2.5     Changes in Parent Series A Stock. If, after the date hereof and prior to the Effective Time, the Parent Series A Stock is recapitalized or reclassified or Parent will effect any stock dividend, stock split, or reverse stock split of Parent Series A Stock or otherwise effect any transaction that changes the Parent Series A Stock into any other securities (including securities of another corporation), then the shares of Parent Series A Stock to be delivered under this Agreement to the holders of Company Common Stock will be appropriately and equitably adjusted to the kind and amount of shares of stock and other securities and property which the holders of such shares of Parent Series A Stock would have been entitled to receive had such shares been issued and outstanding as of the record date for determining stockholders entitled to participate in such corporate event.

      2.6     Stock Options, Stock Appreciation Rights, Restricted Stock and Warrants.

      (a) Stock Options. Each of the then outstanding stock options, if any, to purchase shares of Company Common Stock (each, a “Company Option”) issued by the Company pursuant to any Company Plan, and any non-plan options to acquire shares of Company Common Stock set forth in Schedule 2.6 issued by the Company pursuant to an option agreement or otherwise issued by the Company, will, by virtue of the Merger, and without any further action on the part of any holder thereof, be converted into an option (an “Converted Option”) to purchase that number of shares of Parent Series A Stock determined by multiplying the number of shares of Company Common Stock subject to such Company Option at the Effective Time by the

Exchange Ratio, at an exercise price per share of Parent Series A Stock equal to the exercise price per share of such Company Option immediately prior to the Effective Time divided by the Exchange Ratio, rounded down to the nearest whole cent. If the foregoing calculation results in an Converted Option being exercisable for a fraction of a share of Parent Series A Stock, then the number of shares of Parent Series A Stock subject to such option will be rounded up to the nearest whole number of shares, with no cash being payable for such fractional share. The terms and conditions of each Converted Option will otherwise remain as set forth in the Company Option converted into such Converted Option. The adjustment provided for in this Section 2.6(a) with respect to any options that are “incentive stock options” (as defined in Section 422 of the Code) will be and is intended to be effected in a manner which is consistent with Section 424(a) of the Code.

      (b) Stock Appreciation Rights. Each of the then outstanding stock appreciation rights, if any, with respect to shares of Company Common Stock (each, a “Company SAR”) issued by the Company pursuant to any Company Plan, and any non-plan stock appreciation rights with respect to shares of Company Common Stock set forth in Schedule 2.6 or otherwise issued by the Company, will, by virtue of the Merger, and without any further action on the part of any holder thereof, be converted into a stock appreciation right (an “Converted SAR”) with respect to that number of shares of Parent Series A Stock equal to the number of shares of Company Common Stock that were subject to such Company SAR at the Effective Time multiplied by the Exchange Ratio, at an exercise or base price per stock appreciation right equal to (i) in the case of a Company SAR issued in tandem with, and at the same base or exercise price as, Company Options, the exercise price per share of the related Company Option assumed by Parent as determined above and (ii) in the case of a free standing Company SAR or a Company SAR issued in tandem with, and at a different base or exercise price as, Company Options, the amount determined by dividing the base price per share of such Company SAR immediately prior to the Effective Time by the Exchange Ratio, rounded down to the nearest whole cent. If the foregoing calculation results in an Converted SAR being exercisable with respect to a fraction of a share of Parent Series A Stock, then the number of shares of Parent Series A Stock in respect of such stock appreciation right will be rounded up to the nearest whole number of shares, with no cash being payable for such fractional share. The terms and conditions of each Converted SAR will otherwise remain as set forth in the Company SAR converted into such Converted SAR.

      (c) Restricted Stock. Each restricted share of Company Common Stock (“Company Restricted Stock”) granted pursuant to any Company Plan and each restricted share of Company Common Stock issued pursuant to individual awards not granted pursuant to any Company Plan will, by virtue of the Merger, and without any further action on the part of any holder thereof, be converted into a number of restricted shares of Parent Series A Stock at the Exchange Ratio, and will remain subject to the same restrictions applicable to such restricted share of Company Common Stock immediately prior to the Effective Time. If the foregoing calculation results in a restricted share of Company Common Stock being convertible for a fraction of a share of Parent Series A Stock, then the number of shares of Parent Series A Stock to be issued will be rounded up to the nearest whole number of shares, with no cash being payable for such fractional share.

      (d) Warrants. Each of the then outstanding Company Warrants will, by virtue of the Merger, and without any further action on the part of any holder thereof, be converted into a warrant (an “Converted Warrant”) to purchase that number of shares of Parent Series A Stock determined by multiplying the number of shares of Company Common Stock subject to such Company Warrant at the Effective Time by the Exchange Ratio, at an exercise price per share of Parent Series A Stock equal to the exercise price per share of such Company Warrant immediately prior to the Effective Time divided by the Exchange Ratio, rounded down to the nearest whole cent. If the foregoing calculation results in a Converted Warrant being exercisable for a fraction of a share of Parent Series A Stock, then the number of shares of Parent Series A Stock subject to such warrant will be rounded up to the nearest whole number of shares, with no cash being payable for such fractional share. The terms and conditions of each Converted Warrant will otherwise remain as set forth in the Company Warrant converted into such Converted Warrant. Surviving Corporation will otherwise comply with all applicable provisions of the Warrant Agreement.

      2.7     Appraisal Rights. Holders of Company Stock are entitled to appraisal rights in the Merger under Section 262 of the DGCL. Notwithstanding anything to the contrary in this Agreement, each outstanding share of Company Stock, the holder of which has demanded and perfected his demand for appraisal of the fair value of such shares in accordance with Section 262 and has not effectively withdrawn or lost his right to such appraisal (the “Dissenting Shares”), shall not be converted into or represent a right to receive the Merger consideration specified in Section 2.3, but the holder thereof shall be entitled only to such rights as are granted by Section 262. The Company shall give Parent prompt notice upon receipt of any such written demands for appraisal of the fair value of shares of Company Stock and of withdrawals of such demands and any other instruments provided to the Company pursuant to Section 262. Any payment to a holder of Company Stock ordered by the Delaware Court of Chancery pursuant to Section 262 of the DGCL shall be made by the Surviving Corporation with funds contributed directly or indirectly by Parent. Parent and Merger Sub acknowledge that they have received a copy of Section 262 of the DGCL and that, as a result of their consent to the Merger as set forth in Section 6.9, they will have no right to exercise appraisal rights under Section 262 of the DGCL with respect to any Company Stock that immediately prior to the Effective Time is owned of record by Parent or any Wholly-Owned Subsidiary of Parent.

      2.8     Company Series A Preferred Stock. As of and after the Effective Time, Parent shall be obligated to provide to Surviving Corporation the number of shares of Parent Series A Stock into which Company Series A Preferred Stock is convertible in accordance with the terms of the Certificate of Designations for such stock to the extent that and at such time as any of such shares of Company Series A Preferred Stock are converted. Upon any such conversion, Parent shall receive a number of shares of common stock of the Surviving Corporation equal to the number of shares of Company Common Stock into which such converted shares of Company Series A Preferred Stock were convertible immediately prior to the Effective Time, provided that, if, after the Effective Time, the common stock of the Surviving Corporation is recapitalized or reclassified or the Surviving Corporation effects any stock dividend, stock split, or reverse stock split of common stock of the Surviving Corporation or otherwise effects any transaction that changes the common stock of the Surviving Corporation into any other securities (including securities of another corporation), then the shares of common stock of the Surviving Corporation to be delivered under this Section 2.8 to Parent will be appropriately and equitably adjusted to the kind and amount of shares of stock and other securities and property which the holders of such shares of common stock of Surviving Corporation would have been entitled to receive had such shares been issued and outstanding as of the record date for determining stockholders entitled to participate in such corporate event.

ARTICLE III

CERTAIN ACTIONS

      3.1     Stockholder Meeting; Notice to Preferred Stockholders and Warrant Holders. Except as otherwise required by the fiduciary duties of the Company Board, as determined in good faith by the Company Board following the receipt of advice of outside legal counsel thereon, (A) the Company, acting through the Company Board, will, in accordance with applicable law, the Company Charter and the Company’s Bylaws, duly call, give notice of, convene and hold, as soon as reasonably practicable after the date hereof, a meeting of the Company’s stockholders (the “Special Meeting”) for the purpose of considering and voting upon this Agreement and (B) the Company will, through the Company Board, recommend to its stockholders the adoption of this Agreement. The Company will also provide any holders of Company Warrants or Company Preferred Stock with any notices that are required under applicable law, the Warrant Agreement or the certificates of designation of any Company Preferred Stock to be provided in connection with the transactions contemplated by this Agreement.

      3.2     Registration Statement and Other SEC Filings.

      (a) Registration Statement and Proxy Statement. As soon as reasonably practicable after the execution of this Agreement, the Company will prepare and file with the SEC a preliminary proxy statement in form and substance reasonably satisfactory to Parent, and Parent will prepare and file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) in connection with the registration under the Securities Act of the Parent Series A Stock issuable in the Merger and of the Parent Series A Stock issuable upon exercise of the Converted Options and the Converted Warrants and upon conversion of the Company Series A Preferred Stock. The proxy statement furnished to the Company’s stockholders in connection with the Special Meeting (the “Proxy Statement”) will be included as part of the prospectus forming part of the Registration Statement. Each party hereto agrees to use commercially reasonable efforts to cooperate with each other party in connection with the preparation and filing of the preliminary proxy statement, the Proxy Statement and the Registration Statement, including providing information to the other party with respect to itself as may be reasonably required in connection therewith. Each of Parent and the Company will use commercially reasonable efforts to respond to any comments of the SEC, to cause the Registration Statement to be declared effective under the Securities Act as soon as reasonably practicable after such filing and to continue to be effective as of the Effective Time and to cause the Proxy Statement approved by the SEC to be mailed to the Company’s stockholders at the earliest practicable time. Parent also will use commercially reasonable efforts to take any reasonable action (other than qualifying to do business in any jurisdiction in which it is not now so qualified, subjecting itself to taxation in any jurisdiction in which it is not now so subject, giving any consent to general service of process in any jurisdiction in which it is not now subject to such service or changing in any respect its authorized or outstanding capital stock or the composition of its assets) required to be taken under any applicable state securities or blue sky laws in connection with the issuance of the Parent Series A Stock to be covered by the Registration Statement.

      (b) SEC Comments; Amendments and Supplements. Each of Parent and the Company will notify the other party promptly of the receipt of any comments of the SEC or its staff and of any request by the SEC or its staff or any other governmental officials for amendments or supplements to the preliminary proxy statement, the Proxy Statement, the Registration Statement or any other related filing or for additional information related thereto, and will supply the other with copies of all correspondence between it and any of its representatives, on the one hand, and the SEC or its staff or any other governmental officials, on the other hand, with respect to the preliminary proxy statement, the Proxy Statement, the Registration Statement, the Merger or any other filing relating thereto. The Proxy Statement, the Registration Statement and such other filings will comply in all material respects with all applicable requirements of law. If at any time prior to the Effective Time, any event occurs relating to Parent or the Company, as the case may be, or its Subsidiaries or any of their respective officers, directors, partners or Affiliates which should be described in an amendment or supplement to the Proxy Statement, the Registration Statement or any other related filing, Parent or the Company, as the case may be, will inform the other party promptly after becoming aware of such event and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to stockholders of the Company, such amendment or supplement.

      3.3     Identification of Affiliates. Promptly after the Special Meeting and before the Closing Date, the Company will deliver to Parent a letter identifying all Persons who, to the Company’s knowledge, at the time of the Special Meeting or at the Effective Time, may be deemed to be “affiliates” of the Company for purposes of Rule 145 under the Securities Act. The Company will use commercially reasonable efforts to cause each Person who is identified as an “affiliate” in the letter referred to above to deliver to Parent, on or prior to the Closing Date, a written agreement, in substantially the form annexed hereto as Exhibit 3.3, that such Person will not offer to sell or otherwise dispose of any shares of Parent Series A Stock issued to such Person pursuant to the Merger in violation of the Securities Act and the rules and regulations thereunder.

      3.4     Reasonable Efforts. Subject to the terms and conditions of this Agreement and applicable law and, in the case of the Company, except as otherwise required by the fiduciary duties of the Company Board (as determined in good faith by the Company Board following the receipt of advice of outside legal counsel thereon), each of the parties hereto will use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws and regulations or otherwise to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as reasonably practicable, including such actions or things as any other party hereto may reasonably request in order to cause any of the conditions to such other party’s obligation to consummate such transactions specified in Article VII to be fully satisfied. Without limiting the generality of the foregoing, the parties will, and will cause their respective directors, officers and Subsidiaries, and use commercially reasonable efforts to cause their respective Affiliates, employees, agents, attorneys, accountants and representatives, to consult and fully cooperate with and provide reasonable assistance to each other in (i) obtaining all necessary consents, approvals, waivers, licenses, permits, authorizations, registrations, qualifications, or other permission or action by, and giving all necessary notices to and making all necessary filings with and applications and submissions to, any Governmental Entity or other Person; (ii) lifting any permanent or preliminary injunction or restraining order or other similar order issued or entered by any court or Governmental Entity (an “Injunction”) of any type referred to in Section 7.1(c); (iii) subject to the last sentence of Section 3.2(a), taking such actions as may reasonably be required under applicable state securities or blue sky laws in connection with the issuance of the Parent Series A Stock to be covered by the Registration Statement; and (iv) in general, consummating and making effective the transactions contemplated hereby; provided, however, that in order to obtain any consent, approval, waiver, license, permit, authorization, registration, qualification, or other permission or action or the lifting of any Injunction referred to in clause (i) or (ii) of this sentence, no party will be required to pay any consideration (other than filing fees for any Governmental Filings), to divest itself of any of, or otherwise rearrange the composition of, its assets or to agree to any of the foregoing or to any conditions or requirements which are materially adverse to its interests or materially burdensome. Prior to making any application to or filing with any Governmental Entity or other Person in connection with this Agreement, each party will provide the other party with drafts thereof and afford the other party a reasonable opportunity to comment on such drafts.

      3.5     No Solicitations; Other Offers.

      (a) The Company shall not, nor shall it knowingly permit any of its officers, directors, representatives or agents to, directly or indirectly, (i) take any action to solicit, initiate or knowingly encourage the submission of any Acquisition Proposal or (ii) engage in discussions or negotiations with any other Person to facilitate an Acquisition Proposal. From and after the date hereof, the Company and all of its officers, directors, employees, agents and advisors shall cease doing any of the foregoing. Nothing contained in this Agreement shall prevent the Company Board from complying with Rule 14d-9 or Rule 14e-2 under the Exchange Act with respect to any Acquisition Proposal.

      (b) Notwithstanding the foregoing, the Company may, subject to a confidentiality agreement containing customary terms, engage in discussions or negotiations with, and furnish nonpublic information or access to, any Person in response to an unsolicited Acquisition Proposal or a request for information or access made incident to an unsolicited Acquisition Proposal if (i) the Company has complied with the terms of Section 3.5(a) hereof and (ii) the Company Board determines in good faith, after consultation with outside legal counsel, that the taking of such action is necessary to discharge its fiduciary duties under applicable law.

      (c) The Company will promptly (but in no event later than 48 hours) notify Parent if any Acquisition Proposal is made, indicating the identity of the offeror and the terms and conditions of such Acquisition Proposal. The Company shall keep Parent fully informed of all material developments that could result in the Company Board withdrawing, modifying or amending its recommendation to its stockholders referred to in Section 3.1(B) hereof.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

      The Company hereby represents and warrants to Parent and Merger Sub as follows:

      4.1     Organization and Qualification. Each of the Company and its Subsidiaries (i) is a corporation, partnership, limited liability company or other business association duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, (ii) has all requisite corporate, partnership, limited liability company or other business association power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted and (iii) is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or license necessary, except in such jurisdictions where the failure to be so duly qualified or licensed or in good standing has not had and is not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. To the Company’s knowledge, each entity in which the Company, directly or through one or more of its Subsidiaries, owns an investment accounted for by the equity method within the meaning of GAAP (the

“Company Equity Affiliates”) is a corporation, partnership, limited liability company or other business association (A) duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, (B) has all requisite corporate, partnership, limited liability company or other business association power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted and (C) is duly qualified to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it, or the nature of its activities, makes such qualification necessary, except in each case where such failure to be so existing and in good standing or to have such power and authority or to be so qualified to do business and be in good standing has not had and is not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has heretofore furnished or made available to Parent a true and complete copy of the Company Charter and the Company’s Bylaws, each as amended through and in effect on the date hereof.

      4.2     Authorization and Validity of Agreement. The Company has all requisite corporate power and authority to enter into this Agreement and, subject to obtaining the approval of its stockholders specified in Section 4.16, to perform its obligations hereunder and consummate the transactions contemplated hereby. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Company Board and by all other necessary corporate action on the part of the Company, subject, in the case of the consummation by it of the Merger, to such approval of the Company’s stockholders. This Agreement has been duly executed and delivered by the Company and (assuming the due execution and delivery of this Agreement by the other parties hereto) constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms (except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies).

      4.3     Capitalization.

      (a) The authorized capital stock of the Company consists of (i) 150,000,000 shares of Company Common Stock and (ii) 10,000,000 shares of Company Preferred Stock, issuable in series, of which 13,500 are designated as Company Series A Preferred Stock, 15,000 are designated as Company Series B Preferred Stock, 10,000 are designated as Company Series C Preferred Stock and 60,000 are designated as Company Series D Preferred Stock.

      (b) As of the close of business on August 29, 2003, (i) 30,997,840 shares of Company Common Stock were issued and outstanding, (ii) 13,500 shares of Company Series A Preferred Stock, 15,000 shares of Company Series B Preferred Stock, 10,000 shares of Company Series C Preferred Stock, and 60,000 shares of Series D Preferred Stock were issued and outstanding, (iii) 1,424,875 Company Series A Warrants, 2,619,979 Company Series B Warrants and 3,450,000 Company Series C Warrants were issued and outstanding, (iv) no shares of Company Common Stock were reserved for issuance upon conversion of outstanding Company Series A Preferred Stock, (v) 2,649,006 shares of Company Common Stock were reserved for issuance upon conversion of outstanding Company Series D Preferred Stock; (vi) 2,733,770 shares of Company Common Stock were reserved for issuance upon conversion, exchange or exercise of outstanding Company Options, Company SARs and Company Restricted Stock issued pursuant to Company Plans, (vii) 101,200 shares of Company Common Stock were reserved for issuance upon conversion, exchange or exercise of Company Options, Company SARs and Company Restricted Stock available for grant pursuant to Company Plans, (viii) no shares of Company Preferred Stock other than the Company Series A Preferred Stock, the Company Series B Preferred Stock, the Company Series C Preferred Stock and the Company Series D Preferred Stock were issued and outstanding and no action had been taken by the Company Board with respect to the designation of the rights and preferences of any series of Company Preferred Stock other than the Company Series A Preferred Stock, the Company Series B Preferred Stock, the Company Series C Preferred Stock and the Company Series D Preferred Stock, (ix) 119,500 shares of Company Common Stock and no Company Preferred Stock were held in the treasury of the Company or held by Subsidiaries of the Company, and (x) 7,494,979 shares of Company Common Stock were reserved for issuance upon exercise of outstanding Company Warrants. Except as set forth in the preceding sentence, at the close of business on August 29, 2003, no shares of capital stock or other securities or other equity interests of the Company and no phantom shares, phantom equity interests, or stock or equity appreciation rights relating to the Company or any of its divisions or Subsidiaries were issued, reserved for issuance or outstanding. Since the close of business on August 29, 2003, no shares of capital stock or other securities or other equity interests of the Company and no phantom shares, phantom equity interests, or stock or equity appreciation rights relating to the Company or any of its divisions or Subsidiaries have been issued other than shares of Company Common Stock issued upon exercise of Company Options, Company SARs and Company Restricted Stock outstanding at the close of business on August 29, 2003 referred to in clause (vi) of the second preceding sentence in accordance with their terms.

      (c) All outstanding shares of Company Common Stock and Company Preferred Stock are, and all shares of Company Common Stock which may be issued upon the exercise of Company Options, Company SARs, Company Restricted Stock or Company Warrants, or upon the conversion of Company Series A Preferred Stock or Company Series D Preferred Stock, will be, duly authorized, validly issued, fully paid and nonassessable, and no class of capital stock of the Company is entitled to preemptive rights. All outstanding shares of Company Common Stock, Company Options, Company SARs or Company Restricted Stock issued pursuant to the Company Plans, all Company Warrants and all Company Preferred Stock were issued, and all shares of Company Common Stock which may be issued upon the exercise of Company Options, Company SARs or Company Restricted Stock issued pursuant to the Company Plans, and all shares of Company Common Stock which may be issued upon exercise of the Company Warrants or upon conversion of the Company Series A Preferred Stock or Company Series D Preferred Stock, will be issued, when issued, in compliance with all applicable state and federal laws concerning the offer, sale and issuance of such securities.

      (d) There are no issued or outstanding bonds, debentures, notes or other Indebtedness of the Company or any of its Subsidiaries which have the right to vote (or which are convertible into other securities having the right to vote) on any matters on which stockholders of the Company may vote (the “Voting Debt”).

      (e) Except as described on Schedule 4.3(e), there are no, and immediately after the Effective Time there will be no, outstanding or authorized subscriptions, options, warrants, securities, calls, rights, commitments or any other Contracts of any character to or by which the Company or any of its Subsidiaries is a party or is bound that, directly or indirectly, obligate the Company or any of its Subsidiaries (contingently or otherwise) to issue, deliver or sell or cause to be issued, delivered or sold any shares of Company Common Stock or any Company Preferred Stock or other capital stock, securities, equity interests or Voting Debt of the Company or any Subsidiary of the Company, any securities convertible into, or exercisable or exchangeable for, or evidencing the right (contingent or otherwise) to subscribe for any such shares, securities, interests or Voting Debt, or any phantom shares, phantom equity interests or stock or equity appreciation rights, or obligating the Company or any of its Subsidiaries to grant, extend or enter into any such subscription, option, warrant, security, call, right or Contract (collectively, “Convertible Securities”). Schedule 4.3(e) sets forth with respect to each outstanding Company Option, Company SAR and Company Restricted Stock share (i) the name of the Person that holds such Company Option, Company SAR or Company Restricted Stock, (ii) the total number of shares of Company Common Stock issuable upon exercise of such Company Option or Company SAR or subject to such Company Restricted Stock (assuming that all conditions to the exercise thereof, including the passage of time, had been met), (iii) the Company Stock Plan pursuant to which such Company Option or Company SAR was issued, (iv) the total number of shares of Company Common Stock issuable upon exercise of such Company Option or Company SAR as of the date of this Agreement, (v) the expiration date of such Company Option or Company SAR, (vi) the per share exercise price of such Company Option or Company SAR, (vii) with respect to each Company Option, Company SAR or Company Restricted Stock that does not terminate in connection with the consummation of the Merger, other than as provided in Section 2.6, any changes to the material terms and conditions of such Company Option, Company SAR or Company Restricted Stock resulting from the consummation of the Merger (whether alone or in conjunction with other actions) including any acceleration of vesting of any Company Option or Company SAR or Company Restricted Stock. Neither the Company nor any Subsidiary thereof is subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any shares of its capital stock. The Company has delivered to Parent true and complete copies of the Company SAR documents, the Company Option documents and the Company Restricted Stock documents which copies (together with the provisions of the applicable Company Plans) represent the complete terms, conditions, provisions, obligations and undertakings of the Company with respect to all the Company SARs, the Company Options and the Company Restricted Stock.

      (f) Except as described on Schedule 4.3(f), neither the Company nor any of its Subsidiaries has adopted, authorized or assumed any plans, arrangements or practices for the benefit of its officers, employees or directors that require or permit the issuance, sale, purchase or grant of any capital stock, securities or other equity interests or Voting Debt of the Company or any Subsidiary of the Company, any phantom shares, phantom equity interests or stock or equity appreciation rights or any Convertible Securities.

      4.4     Reports and Financial Statements. The Company has filed on a timely basis all forms, reports and documents with the SEC required to be filed by it under the Securities Act or the Exchange Act since January 1, 2000 (collectively, other than preliminary material, the “Company SEC Filings”). The Company has heretofore furnished or made available to Parent true and complete copies of all the Company SEC Filings filed prior to the date hereof. As of their respective dates, each of the Company SEC Filings complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act and the rules and regulations thereunder, and none of the Company SEC Filings contained as of such date any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading (except that no representation or warranty is made with respect to any information regarding Parent or its Affiliates included in the Company SEC Filings which was furnished by Parent or its Affiliates expressly for use therein). When filed with the SEC, the financial statements (including the related notes) included in the Company SEC Filings complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act and the applicable rules and regulations thereunder and were prepared in accordance with GAAP applied on a consistent basis (except as may be indicated therein or in the schedules thereto), and such financial statements fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended, subject, in the case of the unaudited interim financial statements, to normal, recurring year-end audit adjustments. Except as and to the extent reflected or reserved against in the financial statements included in the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2003 or as disclosed therein or in Schedule 4.4, none of the Company or any of its Subsidiaries, or to its knowledge, any of its Equity Affiliates, has any actual or potential liability or obligation of any kind, whether accrued, absolute, contingent, unliquidated or other, or whether due or to become due (including any liability for breach of contract, breach of warranty, torts, infringements, claims or lawsuits), that in the aggregate, insofar as the Company can reasonably foresee, is reasonably likely to have a Company Material Adverse Effect or that individually is required by the applicable rules and regulations of the SEC and GAAP to be disclosed, reflected or reserved against in the Company’s consolidated financial statements (including the notes thereto). Except as set forth on Schedule 4.4, neither the Company nor any of its Subsidiaries has guaranteed or otherwise agreed to become responsible for any Indebtedness of any other Person.

      4.5     No Approvals or Notices Required; No Conflict with Instruments. Except as set forth on Schedule 4.5, the execution and delivery by the Company of this Agreement do not, and the performance by the Company of its obligations hereunder and the consummation of the transactions contemplated hereby will not:

(i) assuming adoption of this Agreement at the Special Meeting by the requisite vote of the Company’s stockholders, conflict with or violate the Company Charter or Bylaws or the charter or bylaws of any corporate Subsidiary of the Company, or any other instrument or document governing any Subsidiary of the Company that is not a corporation or partnership;

(ii) require any consent, approval, order or authorization of or other action by any Governmental Entity (a “Government Consent”) or any registration, qualification, declaration or filing with or notice to any Governmental Entity (a “Governmental Filing”), in each case on the part of or with respect to the Company, any Subsidiary of the Company or, to the knowledge of the Company, any Company Equity

Affiliate, except for (A) the filing with the SEC of the Registration Statement and the Proxy Statement and such reports under Sections 13(a) and 16(a) of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby, (B) the filing of the Certificate of Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (C) such Government Consents and Governmental Filings with federal, foreign, state and local governmental authorities (the “Local Approvals”) as may be required with respect to the Licenses held by the Company, any of its Subsidiaries or, to the knowledge of the Company, any of the Company Equity Affiliates or as may otherwise be required under laws applicable to the conduct of the businesses of the Company and its Subsidiaries in the ordinary course, all of which are listed on Schedule 4.5, (D) the Governmental Filings to be made on the part of or with respect to Parent and Merger Sub referred to in clause (ii) of Section 5.5, (E) such Government Consents and Governmental Filings as may be required in connection with the issuance of the Parent Series A Stock to be covered by the Registration Statement pursuant to state securities and blue sky laws, and (F) such Government Consents and Government Filings the absence or omission of which will not, either individually or in the aggregate, have a Company Material Adverse Effect or prevent or materially delay the consummation of the Merger;

(iii) assuming adoption of this Agreement at the Special Meeting by the requisite vote of the Company’s stockholders, require, on the part of the Company, any Subsidiary of the Company or, to the knowledge of the Company, any Company Equity Affiliate, any consent by or approval or authorization of (a “Contract Consent”) or notice to (a “Contract Notice”) any other Person (other than a Governmental Entity), whether under any License or other Contract or otherwise, except (A) as set forth on Schedule 4.5 and (B) such Contract Consents and Contract Notices the absence or omission of which will not, either individually or in the aggregate, have a Company Material Adverse Effect or prevent or materially delay the consummation of the Merger;

(iv) assuming that the Contract Consents and Contract Notices described on Schedule 4.5 are obtained and given and that any Government Consents and Governmental Filings required under any Licenses are obtained or made, conflict with or result in any violation or breach of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, suspension, modification or acceleration of any obligation or any increase in any payment required by or the impairment, loss or forfeiture of any material benefit, rights or privileges under or the creation of a Lien, Restriction or other encumbrance on any assets pursuant to (any such conflict, violation, breach, default, right of termination, cancellation or acceleration, loss or creation, a “Violation”) any contract (including any note, bond, indenture, mortgage, deed of trust, lease, franchise, permit, authorization, license, contract, instrument, employee benefit plan or practice, or other agreement, obligation, commitment or concession of any nature (each, a “Contract”)) to which the Company, any Subsidiary of the Company or, to the knowledge of the Company, any Company Equity Affiliate is a party, by which the Company, any Subsidiary of the Company or, to the knowledge of the Company, any Company Equity Affiliate or any of their respective assets or properties is bound or affected or pursuant to which the Company, any Subsidiary of the Company or, to the knowledge of the Company, any Company Equity Affiliate is entitled to any rights or benefits (including the Licenses), except such Violations which would not, individually or in the aggregate, have a Company Material Adverse Effect or prevent or materially delay the consummation of the Merger; or

(v) assuming adoption of this Agreement at the Special Meeting by the requisite vote of the Company’s stockholders and assuming that the Government Consents and Governmental Filings specified in clause (ii) of this Section 4.5 are obtained, made and given, result in a Violation of, under or pursuant to any law, rule, regulation, order, judgment or decree applicable to the Company, any Subsidiary of the Company or, to the knowledge of the Company, any Company Equity Affiliate, or by which any of their respective properties or assets are bound or affected, except for such Violations which would not, individually or in the aggregate, have a Company Material Adverse Effect or prevent or materially delay the consummation of the Merger.

      4.6     Absence of Certain Changes or Events. Except as otherwise disclosed in the Company SEC Filings filed with the SEC and publicly available prior to the date hereof or as set forth on Schedule 4.6, from December 31, 2002 through the date of this Agreement, (a) there has not been any material adverse change in the business, properties, operations or financial condition of the Company and its Subsidiaries taken as a whole, and no event has occurred and no condition exists which, individually or together with other events or conditions, has had or, insofar as the Company can reasonably foresee, is reasonably likely to have, a Company Material Adverse Effect and (b) no action has been taken by the Company or any Subsidiary of the Company that, if Section 6.4 of this Agreement had then been in effect, would have been prohibited by such Section without the consent or approval of Parent, and no Contract to take any such action was entered into during such period.

      4.7     Registration Statement; Proxy Statement. None of the information supplied or to be supplied by the Company in writing specifically for inclusion or incorporation by reference in, and which is included or incorporated by reference in, (i) the Registration Statement (including the Proxy Statement forming part of the prospectus included therein) or any amendment or supplement thereto or (ii) any other documents filed or to be filed with the SEC or any other Governmental Entity in connection with the transactions contemplated hereby, will, at the respective times such documents are filed, and, in the case of the Registration Statement (including the Proxy Statement forming part of the prospectus included therein) or any amendment or supplement thereto, when the same becomes effective, at the time of the Special Meeting and at the Effective Time, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading or necessary to correct any statement in any earlier communication. For this purpose, any such information included or incorporated by reference in any such document will be deemed to have been so supplied in writing specifically for inclusion or incorporation therein if such document was available for review by the Company a reasonable time before such document was filed (but the foregoing will not be the exclusive manner in which it may be established that such information was so supplied). The Registration Statement (to the extent the Company Proxy Statement constitutes the prospectus thereunder), the Proxy Statement and the furnishing thereof by the Company will comply in all respects with the applicable requirements of the Securities Act, the Exchange Act and the DGCL.

      4.8     Legal Proceedings. Except as otherwise disclosed in the Company SEC Filings filed with the SEC and publicly available prior to the date hereof or as set forth on Schedule 4.8, there is no (a) Legal Proceeding pending or, to the knowledge of the Company, threatened, against, involving or affecting the Company, any Subsidiary of the Company or, to the knowledge of the Company, any Equity Affiliate of the Company or any of its or their respective assets or rights, (b) judgment, decree, Injunction, rule, or order of any Governmental Entity applicable to the Company or any Subsidiary of the Company, or to the knowledge of the Company, any Equity Affiliate of the Company that has had or is reasonably likely to have, either individually or in the aggregate, a Company Material Adverse Effect, (c) Legal Proceeding pending or, to the knowledge of the Company, threatened, against the Company, any Subsidiary of the Company or, to the knowledge of the Company, any Equity Affiliate of the Company that seeks to restrain, enjoin or delay the consummation of the Merger or any of the other transactions contemplated by this Agreement or that seeks damages in connection therewith, or (d) Injunction of any type referred to in Section 7.1(c).

      4.9     Licenses; Compliance with Regulatory Requirements.

      (a) The Company and its Subsidiaries, and to the knowledge of the Company, its Equity Affiliates hold all Licenses required for or which are material to the ownership of the assets and the operation of the businesses of the Company or any of its Subsidiaries, except for those Licenses which the failure to hold has not had and is not reasonably likely to have, either individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its Subsidiaries, and to the knowledge of the Company, each of its Equity Affiliates, are in compliance with, and have conducted their respective businesses so as to comply with, the terms of their respective Licenses and with all applicable laws, rules, regulations, ordinances and codes (domestic or foreign), except where the failure so to comply has not had and is not reasonably likely to have, either individually or in the aggregate, a Company Material Adverse Effect. Without limiting the generality of the foregoing, the Company and its Subsidiaries, and to the knowledge of the Company, its Equity Affiliates

(i) have all Licenses of foreign, state and local Governmental Entities required for the operation of the facilities being operated on the date hereof by the Company or any of its Subsidiaries or Equity Affiliates (the “Permits”), (ii) have duly and currently filed all reports and other information required to be filed with any Governmental Entity in connection with such Permits and (iii) are not in violation of any of such Permits, other than the lack of Permits, delays in filing reports or possible violations that have not had and, are not reasonably likely to have, a Company Material Adverse Effect.

      (b) Except as set forth in Schedule 4.9(b), (i) the Company and its Subsidiaries and to the knowledge of the Company, its Equity Affiliates, and the operation of their respective businesses, equipment and other assets and the facilities owned or leased by them are in compliance in all material respects with all applicable Environmental Laws, (ii) the Company and its Subsidiaries and to the knowledge of the Company, its Equity Affiliates, hold all material Licenses required under Environmental Laws necessary to enable them to own, lease or otherwise hold their assets and to carry on their businesses as presently conducted, (iii) there are no investigations, administrative proceedings, judicial actions, orders, claims or notices that are pending, anticipated or, the knowledge of the Company, threatened against the Company or any of its Subsidiaries or to the knowledge of the Company, its Equity Affiliates, relating to or arising under any Environmental Laws, (iv) there is no ongoing remediation of or other response activity to address contamination or any other adverse environmental or indoor air quality condition and, to the knowledge of the Company, there is no condition that would be reasonably expected to give rise to a requirement under applicable Environmental Laws to conduct such remediation or response activities, and no Governmental Entity has proposed or threatened any such remediation or response, at any real property currently or formerly leased or owned by the Company or any of its Subsidiaries or to the knowledge of the Company, any of its Equity Affiliates, or resulting from any activity of the Company or any of its Subsidiaries or to the knowledge of the Company, any of its Equity Affiliates, (v) neither the Company nor any of its Subsidiaries nor to the knowledge of the Company, any of its Equity Affiliates, has received any notice alleging a violation of or liability of the Company or any of its Subsidiaries or any of its Equity Affiliates, under any Environmental Laws, and (vi) neither the Company nor any of its Subsidiaries nor to the knowledge of the Company, any of its Equity Affiliates, have contractually agreed to assume or provide an indemnity for environmental liabilities of any third party. For purposes of this Agreement, the term “Environmental Laws” means any federal, state, local or foreign law, statute, rule or regulation or the common law relating to the environment, the management of hazardous or toxic substances, the protection of natural resources or wildlife, or occupational or public health and safety, including the federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, and the federal Occupational Safety and Health Act of 1970, as amended, and any state or foreign law counterpart.

      4.10     Tax Matters. Except as set forth on Schedule 4.10:

      (a) The Company and each of its Subsidiaries have timely filed all Tax Returns that they were required to file. All such Tax Returns were correct and complete in all material respects. All material Taxes owed by the Company and each of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid. A reserve, which the Company reasonably believes to be adequate, has been set up for the payment of all such Taxes anticipated to be payable by the Company and each of its Subsidiaries in respect of periods through the date hereof. Neither the Company nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return.

      (b) No claim has ever been made by an authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

      (c) There are no Liens or Restrictions on any of the assets or properties of the Company or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax.

      (d) The Company and its Subsidiaries have withheld and paid over to the relevant taxing authority all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other third party.

      (e) None of the Tax Returns filed by the Company or any of its Subsidiaries is currently being examined by the Internal Revenue Service or relevant state, local or foreign taxing authorities. There are no examinations or other administrative or court proceedings relating to Taxes of the Company or any of its Subsidiaries in progress or pending, nor has the Company or any of its Subsidiaries received any notice or report asserting a Tax deficiency with respect to the Company or any of its Subsidiaries. There are no current or threatened actions, suits, proceedings, investigations, audits or claims relating to or asserted for Taxes of the Company or any of its Subsidiaries.

      (f) All deficiencies or assessments asserted against the Company or any of its Subsidiaries by any taxing authority have been paid, accruals or reserves have been established on its books and records with respect thereto or such deficiencies or assessments have been fully and finally settled and, to the knowledge of the Company, no issue previously raised in writing by any such taxing authority reasonably could be expected to result in a material assessment for any taxable period (or portion of a period) beginning on or after the Closing Date.

      (g) The Company and its Subsidiaries have not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

      (h) Neither the Company nor any of its Subsidiaries (A) has filed a consent under Section 341(f) of the Code concerning collapsible corporations, or (B) is required to include in income any adjustment pursuant to Section 481(a) of the Code by reason of a change in accounting method.

      (i) There is no contract, agreement, plan or arrangement to which the Company or any of its Subsidiaries is a party covering any employee, former employee, officer, director, shareholder or contract worker of the Company or any of its Subsidiaries, which, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Sections 280G or 162(m) of the Code.

      (j) Neither the Company nor any of its Subsidiaries (A) is or has been a member of an affiliated group (within the meaning of Section 1504 of the Code) filing a consolidated federal income Tax Return other than an affiliated group the common parent of which is the Company, (B) is or has been a member of any affiliated, combined, consolidated, unitary, or similar group for state, local or foreign Tax purposes other than a group the common parent of which is the Company, (C) is or has been a party to any Tax allocation or Tax sharing agreement, or (D) has any liability for the Taxes of any Person (other than any of the Company and its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by Contract, or otherwise.

      (k) Neither the Company nor any of its Subsidiaries has requested a ruling from, or entered into a closing agreement with, the Internal Revenue Service or any other taxing authority which will have an effect on the Surviving Corporation or any of its Subsidiaries in any taxable period ending after the Closing Date.

      (l) None of the assets of the Company or any of its Subsidiaries is “tax-exempt use property” within the meaning of Section 168(h)(1) of the Code, “tax-exempt bond financed property” within the meaning of Section 168(g)(5) of the Code, or may be treated as owned by any other Person pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately prior to the enactment of the Tax Reform Act of 1986.

      (m) Neither the Company nor any of its Subsidiaries has participated in a corporate tax shelter within the meaning of Treasury Regulations Section 1.6011-4T or participated in a transaction that it has disclosed pursuant to Internal Revenue Services Announcement 2002-2, 2002-2 I.R.B. 304. The Company and its Subsidiaries have disclosed on their U.S. federal Tax Returns all positions taken therein that are likely to give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

      (n) There are no material “deferred intercompany transactions” or “intercompany transactions” between the Company and any of its Subsidiaries (or any of their respective predecessors), the gain or loss in which has not yet been taken into account under the consolidated return Treasury Regulations currently or previously in effect.

Notwithstanding the foregoing, to the extent that any of the representations and warranties in this Section 4.10 relate to periods prior to March 27, 2000, such representations and warranties are made to the knowledge of the Company.

      4.11     Employee Matters.

      (a) Schedule 4.11(a) contains a true and complete list of all of the Company Plans. The Company has heretofore delivered to Parent true and complete copies of (i) each Company Plan and, if the Company Plan is funded through a trust or any third party funding vehicle, a copy of the trust or other funding document, (ii) the most recent determination letter issued by the Internal Revenue Service with respect to each Company Plan for which such a letter has been obtained, (iii) annual reports on Form 5500 required to be filed with any Governmental Entity for each Company Plan for the three most recent plan years and all required actuarial reports for the last three plan years of each Company Plan.

      (b) No Company Plan is subject to Title IV of ERISA or section 412 of the Code and neither the Company nor any ERISA Affiliate made, or was required to make, contributions to any employee benefit plan subject to Title IV of ERISA or section 412 of the Code during the six-year period ending on the Effective Time.

      (c) Neither the Company nor any ERISA Affiliate maintains or has an obligation to contribute to or has within the past six years maintained or had an obligation to contribute to a “multiemployer plan” within the meaning of Section 3(37) of ERISA.

      (d) Each Company Plan that utilizes a funding vehicle described in Section 501(c)(9) of the Code or is subject to the provisions of Section 505 of the Code has been the subject of a notification by the Internal Revenue Service that such funding vehicle (i) qualifies for tax-exempt status under Section 501(c)(9) of the Code and (ii) complies with Section 505 of the Code, except for those Company Plans listed on Schedule 4.11(a) which the Internal Revenue Service does not as a matter of policy issue such notification with respect to that particular type of plan. Each such Company Plan satisfies, where appropriate, the requirements of Sections 501(c)(9) and 505 of the Code.

      (e) There has been no event or circumstance which has resulted in any liability being asserted by any Company Plan, the Pension Benefit Guaranty Corporation or any other Person or entity under Title IV of ERISA or section 412 of the Code against the Company or any ERISA Affiliate and there has not been any event or circumstance which could reasonably be expected to result in such liability.

      (f) Neither the Company nor any Subsidiary of the Company is a party to or bound by the terms of any collective bargaining agreement. The Company and each of its Subsidiaries is in compliance in all material respects with all applicable laws respecting the employment and employment practices, terms and conditions of employment and wage and hours of its employees and is not engaged in any unfair labor practice. There is no labor strike or labor disturbance pending or, to the knowledge of the Company, threatened against the Company or any Subsidiary of the Company, and during the past five years neither the Company nor any Subsidiary of the Company has experienced a work stoppage.

      (g) Except as set forth on Schedule 4.11(g), each Company Plan has been operated and administered in accordance with its terms and applicable law, including Section 406 of ERISA and Section 4975 of the Code.

      (h) Each Company Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified and the trusts maintained thereunder are exempt from taxation under Section 501(a) of the Code.

      (i) No Company Plan provides welfare benefits, including death or medical benefits, with respect to current or former employees or consultants of the Company or any Subsidiary of the Company beyond their retirement or other termination of service (other than coverage mandated by applicable law).

      (j) There are no pending or anticipated, or, to the Company’s knowledge, threatened claims by or on behalf of any Company Plan, by any employee or beneficiary covered under any such Company Plan with respect to such Company Plan, or otherwise involving any such Company Plan (other than routine claims for benefits).

      (k) Schedule 4.11(k) sets forth a true and complete list as of the date hereof of each of the following agreements, arrangements and commitments to which the Company or any of its Subsidiaries is a party or by which any of them may be bound (true and complete copies of which have been delivered to Parent), except for any of such agreements, arrangements or commitments that have been filed prior to the date hereof by the Company with the SEC as an exhibit to its Company SEC Filings: (i) each employment, consulting, agency or commission agreement not terminable without liability to the Company or any of its Subsidiaries upon 60 days’ or less prior notice to the employee, consultant or agent; (ii) each agreement with any employee of the Company or any Subsidiary of the Company the benefits of which are contingent, or the terms of which are materially altered, upon the consummation of the transactions contemplated by this Agreement (whether alone or in conjunction with other actions); (iii) each agreement with respect to any employee of the Company or any Subsidiary of the Company providing any term of employment or compensation guarantee extending for a period longer than one year; and (iv) each other agreement or Company Plan any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement (whether alone or in conjunction with other actions) or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement.

      (l) Except as set forth in Schedule 4.11(l), (i) no employee of the Company or any of its Subsidiaries will be entitled to any additional benefits or any acceleration of the time of payment or vesting of any benefits under any Company Plan as a result of the consummation of the transactions contemplated by this Agreement (whether alone or in conjunction with other actions), (ii) no amount payable, or economic benefit provided, by the Company or any of its Subsidiaries (including any acceleration of the time of payment or vesting of any benefit) as a result of the consummation of the transactions contemplated by this Agreement (whether alone or in conjunction with other actions) could be considered an “excess parachute payment” under Section 280G of the Code, (iii) no Person is entitled to receive any additional payment from the Company, any of its Subsidiaries or any other Person (a “Parachute Gross-Up Payment”) in the event that the excise tax of Section 4999 of the Code is imposed on such Person, and (iv) neither the Company nor any of its Subsidiaries has granted to any Person any right to receive any Parachute Gross-Up Payment.

Notwithstanding the foregoing, to the extent that any of the representations and warranties in this Section 4.11 relate to periods prior to March 27, 2000, such representations and warranties are made to the knowledge of the Company.

      4.12     Certain Agreements, Affiliate Transactions and Insurance.

      (a) Schedule 4.12(a) lists or describes each Contract to which the Company or any of its Subsidiaries is a party, or by which any of their respective assets are subject or bound, of the following nature except for (w) any Company Plan, (x) any of such Contracts that have been filed by the Company with the SEC prior to the date hereof as an exhibit to any of its Company SEC Filings, (y) any of such Contracts that Parent or any of its Subsidiaries are a party to, or (z) any of such Contracts that were entered into prior to March 27, 2000 of which the Company does not have knowledge (each Contract listed or required to be listed on Schedule 4.12(a), along with each Contract listed or described, or required to be listed or described, on Schedules 4.3(e), 4.3(f), 4.12(b) or 4.12(c) and each contract which has previously been filed with the SEC as an exhibit to any of its Company SEC Filings, a “Material Contract”):

(i) Contracts that are required to be filed with the SEC pursuant to the Exchange Act as an exhibit to any of the Company SEC Filings;

(ii) Contracts that were entered into outside the ordinary course of business and pursuant to which any obligations or liabilities (whether absolute, contingent or otherwise) remain outstanding;

(iii) employment, bonus or consulting agreements involving potential payments in excess of $100,000 over any period of 12 months or more;

(iv) Contracts evidencing or securing Indebtedness of the Company or any of its Subsidiaries (other than trade accounts arising in the ordinary course of business that do not exceed $10,000 individually or $250,000 in the aggregate);

(v) Contracts in which the Company or any of its Subsidiaries has guaranteed the obligations of any Person;

(vi) Contracts that may require the Company or any of its Subsidiaries to indemnify any other Person;

(vii) any Contract involving the potential payment (A) by the Company or any of its Subsidiaries of $100,000 or more or (B) to the Company or any of its Subsidiaries of an amount that is reasonably likely to be $100,000 or more;

(viii) Contracts that contain any “most favored nations” provisions, as such term is commonly understood in the cable television and satellite television industries other than “most favored nation” provisions with respect to which the Company or any of its Subsidiaries is the beneficiary;

(ix) Contracts that guarantee any Person a particular amount of payment from the Company or any of the Company’s Subsidiaries irrespective of such Person’s performance of any of its obligations under such Contract;

(x) Contracts between the Company or any of its Subsidiaries, on the one hand, and any director, officer or Significant Stockholder of the Company or any of its Subsidiaries or Equity Affiliates, on the other hand;

(xi) Contracts that contain a Change of Control Covenant; and

(xii) Contracts giving any Person the right (contingent or otherwise) to require the Company or any of its Subsidiaries to register under the Securities Act any securities or to participate in any registration of such securities.

Except as set forth in Schedule 4.12(a), each Material Contract is in full force and effect and is valid and enforceable in accordance with its terms (except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies and except that employees’ covenants not to compete may not be enforceable in accordance with their terms in Colorado and certain other jurisdictions), and the Company or the applicable Subsidiary of the Company, as the case may be, has taken all actions necessary to comply in all material respects with such Material Contract and is not in breach or violation of or default under (with or without notice or lapse of time or both) any such Material Contract. To the knowledge of the Company, except as set forth in Schedule 4.12(a), all parties to the Material Contracts other than the Company and its Subsidiaries have complied in all material respects with the provisions thereof and no party is in breach or violation of, or in default (with or without notice or lapse of time, or both) under, such Material Contracts. The Company has not received notice of any actual or threatened termination, cancellation or limitation to, and, to the knowledge of the Company there has not been any other adverse development in respect of, any of the Material Contracts. The Company has delivered or made available to Parent a true and correct copy of each Material Contract that is in writing (other than the Material Contracts that have been filed with the SEC prior to the date hereof as an exhibit to any Company SEC Filings), and a description of all material terms of each Material Contract or arrangement that is not in writing.

      (b) Except as set forth in Schedule 4.12(b), (i) there is no Contract or any judgment, Injunction, order or decree binding upon the Company or any of its Subsidiaries that has or would reasonably be likely to have the effect of prohibiting or materially restricting or limiting the ability of the Company to conduct its business as the same is currently conducted or contemplated to be conducted and (ii) none of the Company or any of the Company’s Subsidiaries is a party to, and none of their respective assets is bound by, any Contract or any judgment, Injunction, order or decree that, after the consummation of the transactions contemplated by this Agreement, would be or would purport to be binding upon Parent or any of its Affiliates (other than the Surviving Corporation) or any Contract or any judgment, Injunction, order or decree in respect of which any act or omission of Parent or any of its Affiliates (other than the Surviving Corporation) would result in a breach or violation thereof or, in the case of any Contract, constitute (with or without notice or lapse of time or both) a default or event of default thereunder, or give rise to any right of termination, cancellation, amendment, acceleration, repurchase, prepayment or repayment or to increased payments thereunder, or give rise to or accelerate any material obligation or result in the loss or modification of any material rights or benefits thereunder or result in any Lien or Restriction on any of the material assets of the Surviving Corporation or any of its Subsidiaries. The Company has delivered to Parent a true and correct copy of each Contract that is in writing, a description of all material terms of each Contract or arrangement that is not in writing, and a true and correct copy of each judgment, Injunction, order or decree, listed or described, or required to be listed or described, on Schedule 4.12(b).

      (c) Schedule 4.12(c) lists or describes all transactions and Contracts between the Company or any of its Subsidiaries, on the one hand, and any director, executive officer or Significant Stockholder of the Company or any of its Subsidiaries or Equity Affiliates, on the other hand, other than any of such transactions that have previously been described in the Company SEC Filings filed with the SEC and publicly available prior to the date hereof. The Company has delivered to Parent a true and correct copy of each Contract and arrangement that is in writing, and a description of all material terms of each transaction and each Contract that is not in writing, listed or described, or required to be listed or described, on Schedule 4.12(c).

      (d) The directors’ and officers’, errors and omissions, fire and casualty, general liability, business interruption, product liability, and sprinkler and water damage insurance policies maintained by the Company or any of its Subsidiaries provide coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets, and are in character and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar perils or hazards, except for any such failures to maintain insurance policies that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect.

      4.13     Brokers or Finders. No investment banker, broker, finder consultant or intermediary (other than CSFB) is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement, the Merger and the other transactions contemplated hereby based upon arrangements made by or on behalf of the Company. Company has provided Parent with a true and correct copy of all documents evidencing any such agreement between the Company and CSFB.

      4.14     Fairness Opinion. The Company Board has received the opinion, dated September 9, 2003, of CSFB to the effect that the consideration to be received by the stockholders of the Company (other than Parent or its Affiliates) contemplated by Section 2.3(a) for the conversion of Company Common Stock into Parent Series A Stock pursuant to the Merger is fair as of the date of the opinion, from a financial point of view, to the holders of Company Common Stock (other than Parent or its Affiliates) (the “Fairness Opinion”). A true and complete copy of the Fairness Opinion (which includes a consent to the inclusion in its entirety of a copy of the Fairness Opinion in any documents required to be filed by the Company with the SEC with respect to the Merger, which consent has not been withdrawn) has been delivered to Parent.

      4.15     Recommendation of the Company Board. The Company Board, at a meeting duly called and held, unanimously (a) determined that this Agreement and the Merger are fair to and in the best interests of the Company’s stockholders (other than Parent and its Subsidiaries), (b) approved this Agreement, the Merger and the other transactions contemplated hereby and (c) resolved to recommend adoption of this Agreement by the stockholders of the Company.

      4.16     Vote Required. The only vote of stockholders of the Company required under the DGCL, the Company Charter and the Company’s Bylaws in order to adopt this Agreement is the affirmative vote of a majority of the aggregate voting power of the issued and outstanding shares of Company Common Stock, the Company Series A Preferred Stock and the Company Series D Preferred Stock voting together as a single class, and no other vote or approval of or other action by the holders of any capital stock or other securities of the Company is required.

      4.17     Full Disclosure. No statement in this Agreement or in any certificate delivered pursuant to the requirements of this Agreement by or on behalf of the Company to Parent contains or will contain an untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements herein or therein, in light of the circumstances under which they were made, not misleading.

      4.18     Documents Delivered. All documents which have been or shall be delivered to Parent by or on behalf of the Company pursuant to this Agreement or in connection with the transactions contemplated hereby (including all documents and agreements referenced in any schedules or provided to Parent in connection with its due diligence investigation of the Company) are or when so delivered shall be correct, current and complete copies of the originals thereof.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT

      Parent hereby represents and warrants to the Company as follows:

      5.1     Organization. Each of Merger Sub and Parent (i) is a corporation, duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, (ii) has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted and (iii) is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or license necessary, except in such jurisdictions where the failure to be so duly qualified or licensed or in good standing has not had and is not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.

      5.2     Authorization and Validity of Agreement. Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby have been approved by the respective Boards of Directors of Parent and Merger Sub and by Parent as the sole stockholder of Merger Sub, and have been duly authorized by all other necessary corporate action on the part of Parent or Merger Sub. This Agreement has been duly executed and delivered by Parent and Merger Sub and (assuming the due execution and delivery of this Agreement by the Company) constitutes a valid and binding agreement of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms (except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies).

      5.3     Capitalization of Parent.

      (a) As of the date hereof, the authorized capital stock of Parent consists of (i) 4,400,000,000 shares of common stock, $.01 par value, of which 4,000,000,000 are designated Parent Series A Stock and 400,000,000 shares are designated Parent Series B Stock and (ii) 50,000,000 shares of Parent Preferred Stock.

      (b) As of the close of business on July 30, 2003, (A) 2,473,846,455 shares of Parent Series A Stock and 211,818,776 shares of Parent Series B Stock (in each case net of shares held in treasury and shares held by Subsidiaries of Parent all of the common stock of which is beneficially owned by Parent) were issued and were outstanding, and (B) no shares of preferred stock were issued and were outstanding.

      (c) All outstanding shares of Parent Series A Stock and Parent Series B Stock are duly authorized, validly issued, fully paid and nonassessable, and no class of capital stock of Parent is entitled to preemptive rights.

      (d) As of the close of business on July 30, 2003, there were no options, warrants or other rights to acquire Parent Series A Stock (or securities convertible into or exercisable or exchangeable for Parent Series A Stock) from Parent, other than (i) the right of the holders of Parent Series B Stock to convert shares of Parent Series B Stock into Parent Series A Stock, pursuant to the Parent Charter, and (ii) options or other rights representing in the aggregate the right to purchase or otherwise acquire up to 77,418,789 shares of Parent Series A Stock (which includes 28,165,255 options that can be exercised for either Parent Series A Stock or Parent Series B Stock) and 28,165,255 shares of Parent Series B Stock (all of which are options that can be exercised for either Parent Series A Stock or Parent Series B Stock), pursuant to a Parent employee benefit plan or otherwise. All other material information about the capitalization of Parent has been disclosed in the Parent SEC Filings.

      5.4     Parent Reports and Financial Statements. Parent has filed on a timely basis all forms, reports and documents with the SEC required to filed by it under the Securities Act or the Exchange Act since August 11, 2001 (collectively, the “Parent SEC Filings”). Parent has heretofore furnished or made available to the Company true and complete copies of all the Parent SEC Filings filed prior to the date hereof. The Parent SEC Filings constitute all of the documents (other than preliminary material) that Parent was required to file with the SEC under the Securities Act or the Exchange Act since such date. As of their respective dates, each of the Parent SEC Filings complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act and the rules and regulations thereunder, and none of the Parent SEC Filings contained as of such date any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading (except that no representation or warranty is made with respect to any information regarding the Company included in the Parent SEC Filings which was furnished by the Company expressly for use therein). When filed with the SEC, the financial statements (including the related notes) included in the Parent SEC Filings complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act and the applicable rules and regulations thereunder and were prepared in accordance with GAAP applied on a consistent basis (except as may be indicated therein or in the schedules thereto), and such financial statements fairly present, in all material respects, the consolidated financial position of Parent and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended, subject, in the case of the unaudited interim financial statements, to normal, recurring year-end audit adjustments.

      5.5     No Approvals or Notices Required; No Conflict with Instruments. The execution and delivery by Parent and Merger Sub of this Agreement do not, and the performance by Parent and Merger Sub of their obligations hereunder and the consummation of the transactions contemplated hereby will not:

(i) conflict with or violate the Parent Charter or Parent’s Bylaws or the Certificate of Incorporation or Bylaws of Merger Sub;

(ii) require any Government Consent or Governmental Filing on the part of or with respect to Parent, Merger Sub or any Subsidiary of Parent, except for (A) the filing with the SEC of the Registration Statement and such reports under Sections 12(g), 13(a), 13(d) and 16(a) of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby, (B) the filing of the Certificate of Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company or Merger Sub is qualified to do business, (C) the Local Approvals, (D) such Government Consents and Governmental Filings as may be required in connection with the issuance of the Parent Series A Stock to be covered by the Registration Statement pursuant to state securities and blue sky laws, (E) the Governmental Filings to be made on the part of or with respect to the Company and its Subsidiaries referred to in clause (ii) of Section 4.5 or in Schedule 4.5, and (F) such Government Consents and Governmental Filings the absence or omission of which will not, either individually or in the aggregate, have a Parent Material Adverse Effect or prevent or materially delay the consummation of the Merger;

(iii) require on the part of Parent, Merger Sub or any other Subsidiary of Parent, any Contract Consent or Contract Notice, except such Contract Consents and Contract Notices the absence or omission of which will not, either individually or in the aggregate, have a Parent Material Adverse Effect or prevent or materially delay the consummation of the Merger;

(iv) assuming that any Government Consents and Governmental Filings required under any Licenses are obtained or made, result in a Violation by Parent, Merger Sub or any other Subsidiary of Parent of any Contract to which Parent, Merger Sub, or any other Subsidiary of Parent is a party, by which Parent, Merger Sub or any other Subsidiary of Parent or any of their respective assets or properties is bound or affected or pursuant to which Parent, Merger Sub or any other Subsidiary of Parent is entitled to any rights or benefits, except for such Violations which would not, individually or in the aggregate, have a Parent Material Adverse Effect or prevent or materially delay the consummation of the Merger; or

(v) assuming that this Agreement is adopted by the Company’s stockholders as required by the DGCL and the Company Charter and Bylaws, and that the Government Consents and Governmental Filings specified in clause (ii) of this Section 5.5 are obtained, made and given, result in a Violation of, under or pursuant to any law, rule, regulation, order, judgment or decree applicable to Parent, Merger Sub or any other Subsidiary of Parent or by which any of their respective properties or assets are bound or affected, except for such Violations which would not, individually or in the aggregate, have a Parent Material Adverse Effect or prevent or materially delay the consummation of the Merger.

      5.6     Absence of Certain Changes or Events. Except as otherwise disclosed in the Parent SEC Filings filed with the SEC prior to the date hereof, from December 31, 2002 through the date of this Agreement, there has not been any material adverse change in the business, properties, operations or financial condition of Parent and its Subsidiaries taken as a whole, and no event has occurred and no condition exists which, individually or together with other events or conditions, has had or, insofar as Parent can reasonably foresee, is reasonably likely to have, a Parent Material Adverse Effect.

      5.7     Registration Statement. None of the information supplied or to be supplied by Parent or Merger Sub in writing specifically for inclusion or incorporation by reference in, and which is included or incorporated by reference in, (i) the Registration Statement (including the Proxy Statement forming part of the prospectus included therein) or any amendment or supplement thereto, or (ii) any other documents filed or to be filed with the SEC or any other Governmental Entity in connection with the transactions contemplated hereby, will, at the respective times such documents are filed, and, in the case of the Registration Statement (including the Proxy Statement forming part of the prospectus included therein) or any amendment or supplement thereto, when the same becomes effective, at the time of the Special Meeting and at the Effective Time, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading or necessary to correct any statement in any earlier communication. For this purpose, any such information included or incorporated by reference in any such document relating to Parent or Merger Sub will be deemed to have been so supplied in writing specifically for inclusion or incorporation therein if such document was available for review by Parent a reasonable time before such document was filed (but the foregoing will not be the exclusive manner in which it may be established that such information was so supplied). The Registration Statement will comply (with respect to Parent and Merger Sub and information provided in writing therefor by Parent or Merger Sub) as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations under such Act.

      5.8     Brokers or Finders. No investment banker, broker, finder consultant or intermediary is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement, the Merger and the other transactions contemplated hereby based upon arrangements made by or on behalf of Parent or Merger Sub.

      5.9     Vote Required. No vote of stockholders of Parent is required under the DGCL, the Parent Charter, Parent’s Bylaws or the rules and regulations of the NYSE in order for Parent to validly perform its obligations under this Agreement (including, without limitation, its obligation to issue the Parent Series A Stock pursuant to Article II hereof).

      5.10     Full Disclosure. No statement in this Agreement or in any certificate delivered pursuant to the requirements of this Agreement by or on behalf of Parent or Merger Sub to the Company contains or will contain an untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements herein or therein, in light of the circumstances under which they were made, not misleading.

      5.11     Interim Operations of Merger Sub. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby, and immediately prior to the Effective Time will have engaged in no other business activities, will have no Subsidiaries and will have conducted its operations only as contemplated hereby.

      5.12     Parent Series A Stock. The Parent Series A Stock is duly listed on the NYSE and no inquiry or proceeding has been initiated or, to Parent’s knowledge, threatened for the purpose of causing such listing to be terminated or restricted. The shares of Parent Series A Stock to be issued and delivered pursuant to Section 2.4 will be, when the Merger has become effective and such shares are issued and delivered as provided in Section 2.4 and as described in the Registration Statement, duly authorized, validly issued, fully paid and nonassessable and no stockholder of Parent will have any preemptive right of subscription or purchase in respect thereof granted by Parent or under applicable law. The shares of Parent Series A Stock to be issued in the Merger, will, when issued, be registered under the Securities Act and the Exchange Act and registered or exempt from registration under any applicable state securities laws.

ARTICLE VI

TRANSACTIONS PRIOR TO CLOSING

      6.1     Access to Information. From the date hereof to the Effective Time, upon reasonable notice, the Company will (and will cause its Subsidiaries, and use commercially reasonable efforts to cause its other Affiliates, to) afford to the officers, employees, counsel, accountants and other authorized representatives of Parent reasonable access during normal business hours to all its properties, personnel, books and records and furnish promptly to such Persons such information concerning its business, properties, personnel and affairs as such Persons will from time to time reasonably request.

      6.2     Confidentiality. Unless otherwise agreed to in writing by the party disclosing (or whose Representatives disclosed) the same (a “disclosing party”), each receiving party (a “receiving party”) will, and will cause its Affiliates, directors, officers, employees, agents and Controlling Persons (such Affiliates and other Persons with respect to any party being collectively referred to as such party’s “Representatives”) to, (i) keep all Proprietary Information (as defined below) of the disclosing party confidential and not disclose or reveal any such Proprietary Information to any Person other than those Representatives of the receiving party who are participating in effecting the transactions contemplated hereby or who otherwise need to know such Proprietary Information, (ii) use such Proprietary Information only in connection with consummating the transactions contemplated hereby and enforcing the receiving party’s rights hereunder, and (iii) not use Proprietary Information in any manner detrimental to the disclosing party. In the event that a receiving party is requested pursuant to, or required by, applicable law or regulation or by legal process to disclose any Proprietary Information of the disclosing party, the receiving party will provide the disclosing party with prompt notice of such request(s) to enable the disclosing party to seek an appropriate protective order. A party’s obligations hereunder with respect to Proprietary Information that (A) is disclosed to a third party with the disclosing party’s written approval, (B) is required to be produced under order of a court of competent jurisdiction or other similar requirements of a governmental agency, or (C) is required to be disclosed by applicable law or regulation, will, subject in the case of clauses (B) and (C) above to the receiving party’s compliance with the preceding sentence, cease to the extent of the disclosure so consented to or required, except to the extent otherwise provided by the terms of such consent or covered by a protective order. If a receiving party uses a degree of care to prevent disclosure of the Proprietary Information that is at least as great as the care it normally takes to preserve its own information of a similar nature, it will not be liable for any disclosure that occurs despite the exercise of that degree of care, and in no event will a receiving party be liable for any indirect, punitive, special or consequential damages unless such disclosure resulted from its willful misconduct or gross negligence in which event it will be liable in damages for the disclosing party’s lost profits resulting directly and solely from such disclosure. In the event this Agreement is terminated, each party will, if so requested by the other party, promptly return or destroy all of the Proprietary Information of such other party, including all copies, reproductions, summaries, analyses or extracts thereof or based thereon in the possession of the receiving party or its Representatives; provided, however, that the receiving party will not be required to return or cause to be returned summaries, analyses or extracts prepared by it or its Representatives, but will destroy (or cause to be destroyed) the same upon request of the disclosing party.

      For purposes of this Section 6.2, “Proprietary Information” of a party means all proprietary or confidential information about such party that is furnished by it or its Representatives to the other party or the other party’s Representatives, regardless of the manner in which it is furnished. “Proprietary Information” does not include, however, information which (a) has been or in the future is published or is now or in the future is otherwise in the public domain through no fault of the receiving party or its Representatives, (b) was available to the receiving party or its Representatives on a non-confidential basis prior to its disclosure by the disclosing party, (c) becomes available to the receiving party or its Representatives on a non-confidential basis from a Person other than the disclosing party or its Representatives who is not otherwise bound by a confidentiality agreement with the disclosing party or its Representatives, or is not otherwise prohibited from transmitting the information to the receiving party or its Representatives, or (d) is independently developed by the receiving party or its Representatives through Persons who have not had, either directly or indirectly, access to or knowledge of such information.

      6.3     Public Announcements. No party will or will permit any of its Subsidiaries to (and each party will use commercially reasonable efforts to cause its Affiliates, directors, officers, employees, agents and representatives not to) issue any press release, make any public announcement or furnish any written statement to its employees or stockholders generally concerning the transactions contemplated by this Agreement without the consent of the other party (which consent will not be unreasonably withheld or delayed), except to the extent required by applicable law or the applicable requirements of the NYSE or the NASD (and in either such case such party will, to the extent consistent with timely compliance with such requirement, consult with the other party prior to making the required release, announcement or statement).

      6.4     Conduct of the Company’s Business Pending the Effective Time. The Company will, and will cause each of its Subsidiaries to, except as permitted, required or specifically contemplated by this Agreement or by Schedule 6.4, required by any change in applicable law or consented to or approved in writing by Parent (which consent or approval will not be unreasonably withheld or delayed) during the period commencing on the date hereof and ending at the Effective Time:

(a) conduct its business only in, and not take any action except in, the ordinary and usual course of its business and consistent with past practices;

(b) use commercially reasonable efforts, in the ordinary and usual course of business and consistent with past practices, to preserve intact its current business organizations, to preserve its Licenses in full force and effect, to keep available the services of its present officers and key employees, and to preserve the good will of those having business relationships with it;

(c) not (i) make any change or amendments in its charter, bylaws or partnership agreement or other governing instrument or document (as the case may be); (ii) authorize for issuance, issue, grant, sell, deliver, dispose of, pledge or otherwise encumber any shares of its capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of its capital stock or other equity or voting interests, or any rights, options, warrants, calls, commitments or other agreements of any character to purchase or acquire any shares of its capital stock or other equity or voting interests, or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of its capital stock or other equity or voting interests, other than (A) shares of Company Common Stock issued upon exercise of Company Options, Company Warrants or other rights outstanding as of the date hereof under Company Plans or the Warrant Agreement or otherwise disclosed pursuant to this Agreement, in accordance with the terms thereof or (B) shares of Company Common Stock issued upon conversion of shares of Company Series A Preferred Stock or Company Series D Preferred Stock outstanding on the date hereof, each in accordance with the terms of the Company Charter as in effect on the date hereof; (iii) split, combine, subdivide or reclassify the outstanding shares of its capital stock or other equity or voting interests, or declare, set aside for payment or pay any dividend

(except for any dividend payable on the Company Preferred Stock), or make any other actual, constructive or deemed distribution in respect of any shares of its capital stock or other equity or voting interests, or otherwise make any payments to stockholders or owners of equity or voting interests in their capacity as such (other than dividends or distributions paid by any Wholly-Owned Subsidiary of the Company to the Company or another Wholly-Owned Subsidiary); (iv) except for conversion of shares of Company Series A Preferred Stock and Company Series D Preferred Stock outstanding on the date hereof into shares of Company Common Stock, each in accordance with the terms of the Company Charter as in effect on the date hereof, redeem, purchase or otherwise acquire, directly or indirectly, any outstanding shares of capital stock or other securities or equity or voting interests of the Company or any Subsidiary of the Company; (v) make any other changes in its capital or ownership structure; (vi) sell or grant a Lien or Restriction with respect to any stock, equity or partnership interest owned by it in any Subsidiary of the Company; or (vii) enter into or assume any contract, agreement, obligation, commitment or arrangement with respect to any of the foregoing;

(d) not (i) modify or change in any material respect any material License or other material Contract, other than in the ordinary course of business; (ii) enter into any new employment, consulting, agency or commission agreement, make any amendment or modification to any existing such agreement or grant any increases in compensation, (A) in each case other than in the ordinary course of business and consistent with past practice and with or granted to Persons who are not officers or directors of the Company or any Subsidiary of the Company and which do not, in the aggregate, materially increase the compensation or benefit expense of the Company or any Subsidiary of the Company or any Company Equity Affiliate and (B) other than the regular annual salary increase granted in the ordinary course of business and consistent with past practice to officers of the Company or its Subsidiaries who are not directors or executive officers of the Company; (iii) establish, amend or modify any Company Plan or any other employee benefit plan, except in the ordinary course of business, consistent with past practice and to the extent not material and except to the extent required by any applicable law or the existing terms of such Company Plan or by the provisions of this Agreement; (iv) pay, discharge or satisfy claims, liabilities or obligations (absolute, accrued, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities reflected or reserved against in, or contemplated by, the consolidated financial statements (or the notes thereto) of the Company included in the Company SEC Filings, or incurred in the ordinary course of business and consistent with past practice; (v) cancel any debts or waive any claims or rights, except in the ordinary course of business and consistent with past practice; (vi) make any capital expenditures which individually or in the aggregate are in excess of the amount provided for capital expenditures in the most recent capital budget for the Company and its Subsidiaries approved by the Company Board prior to December 31, 2002 (the “2003 capital budget”); (vii) accelerate the payment of, or otherwise prepay, any existing outstanding Indebtedness; (viii) other than the normal cash management practices of the Company and its Subsidiaries conducted in the ordinary and usual course of their business and consistent with past practice, make any advance or loan to or engage in any transaction with any director, officer, partner or Affiliate not required by the terms of an existing Contract; or (ix) enter into or assume any contract, agreement, obligation, commitment or arrangement with respect to any of the foregoing;

(e) not (i) incur (which will not be deemed to include entering into credit agreements, lines of credit or similar arrangements until borrowings are made under such arrangements) any material amount of Indebtedness for borrowed money or guarantee any such Indebtedness; (ii) issue or sell any debt securities or warrants or rights to acquire any debt securities of the Company or any of its Subsidiaries or guarantee any debt securities of others other than in the ordinary course of business consistent with past practice; (iii) provide any security for outstanding Indebtedness that was previously unsecured; (iv) increase any security for outstanding secured Indebtedness; or (v) grant any Liens or Restrictions on any of the assets of Company or its Subsidiaries; provided, however, that the foregoing will not prohibit (A) any guarantees in effect on the date of this Agreement that are referred to in the Company SEC Filings or in Schedule 6.4(e) or that are required to be given under existing agreements referred to in the Company SEC Filings, (B) the incurrence or guarantee of the Indebtedness set forth on

Schedule 6.4(e), and (C) any renewal, extension, amendment or refinancing of existing Indebtedness (provided there is no increase in the interest rate or the principal amount of such Indebtedness);

(f) not acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to otherwise acquire any assets that are material, individually or in the aggregate, to the Company and its Subsidiaries taken as a whole;

(g) not sell, lease or encumber or otherwise voluntarily dispose of, or agree to sell, lease, encumber or otherwise dispose of, any of its assets that are material, individually or in the aggregate, to the Company and its Subsidiaries taken as a whole;

(h) not (i) make, revoke or amend any Tax election, (ii) make any material change in any accounting, financial reporting or Tax practice or policy, (iii) execute any waiver of restrictions on assessment or collection of any Tax, (iv) enter into or amend any agreement or settlement with any Tax authority, (v) change the Company’s auditors or (vi) permit any insurance policy naming it as a beneficiary or loss-payable payee to be cancelled or terminated, except, in the case of clause (v), in the ordinary course of business consistent with past practice; and

(i) not take any action that would cause its representations and warranties contained in Section 4.1 to be untrue in any respect.

      6.5     Expenses. Whether or not the Merger is consummated, all costs and expenses incurred or to be incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the party incurring such cost or expense, except that the costs and expenses incurred in connection with printing and mailing the Proxy Statement, the Registration Statement (and any amendment or supplement thereto) and the prospectus included in the Registration Statement (and any amendment or supplement thereto) will be borne 50% by Parent and 50% by the Company.

      6.6     Indemnification.

      (a) Indemnification of Company Directors and Officers. From and after the Effective Time, the Surviving Corporation will indemnify, defend and hold harmless the present and former directors and officers of the Company (when acting in such capacity) and any of its Subsidiaries, and any Person who is or was serving at the request of the Company as a director or officer of another Person (when acting in such capacity) (individually an “Indemnified Party” and, collectively, the “Indemnified Parties”) against all losses, claims, damages, costs, expenses (including fees and expenses of counsel properly retained by an Indemnified Party under this Section 6.6), liabilities or judgments or amounts that are paid in settlement with the approval of the Surviving Corporation (which approval will not be unreasonably withheld or delayed) of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such Person was at any time prior to the Effective Time a director or officer, of the Company, pertaining to any matter existing or occurring at or prior to the Effective Time and whether asserted or claimed prior to, at or after the Effective Time (“Indemnified Liabilities”), to the fullest extent that (x) a corporation is permitted under Delaware law to indemnify or advance expenses to its own directors or officers, as the case may be, (y) such Indemnified Party would have been entitled to be indemnified by the Company, if such Indemnified Party was a director or officer of the Company, with respect to the Indemnified Liabilities in question under the Company Charter and the Company’s Bylaws as in effect on the date hereof and under any indemnification agreement with the Company in a form disclosed to Parent prior to the date hereof and (z) such indemnification otherwise is permitted by applicable law. In the event any such claim, action, suit, proceeding or investigation is asserted or commenced against any Indemnified Party (whether before or after the Effective Time), the Surviving Corporation will be entitled to participate and, to the extent that it may wish, to assume the defense thereof, except that if the Surviving Corporation also is a subject of such claim, action, suit, proceeding or investigation and there is, under applicable standards of professional conduct, a conflict on any significant issue between the position of the Surviving Corporation and the position of such Indemnified Party, or if the Surviving Corporation shall fail to assume by written notice to the Indemnified

Party responsibility for such defense within 10 Business Days of its receipt of written notice of the commencement thereof from the Indemnified Party pursuant to Section 6.6(b), such Indemnified Party may, subject to Section 6.6(b), retain counsel who will represent such Indemnified Party, and the Surviving Corporation will pay all fees and expenses of such counsel promptly as statements therefor are received; provided that such Indemnified Party will vigorously defend (or, if the defense is assumed by the Surviving Corporation, use commercially reasonable efforts to assist in the vigorous defense of) any such matter; provided, further, that the Surviving Corporation will not be liable for any settlement effected without its written consent, which consent, however, will not be unreasonably withheld or delayed; and provided, further, that the Surviving Corporation will not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction will ultimately determine, after exhaustion of all avenues of appeal, that such Indemnified Party is not entitled to indemnification hereunder.

      (b) Indemnification Procedures. Any Indemnified Party wishing to claim indemnification or advancement of expenses under Section 6.6(a), upon learning of any such claim, action, suit, proceeding or investigation, will promptly notify the Surviving Corporation thereof (provided that the failure so to notify the Surviving Corporation will not relieve the Surviving Corporation from any liability which it may have under this Section 6.6, except to the extent such failure materially prejudices the Surviving Corporation) and will deliver to the Surviving Corporation an undertaking to repay any amounts advanced pursuant thereto when and if a court of competent jurisdiction ultimately determines, after exhaustion of all avenues of appeal, that such Indemnified Party is not entitled to indemnification hereunder. In no event may the Indemnified Parties retain more than one lead law firm and one local counsel to represent them with respect to any such matter unless the independent directors of the Company as of immediately prior to the Effective Time (to the extent such directors are Indemnified Parties with respect to such matter) determine that under applicable standards of professional conduct, there is a conflict on any significant issue between the position of the independent directors and any other Indemnified Parties in which case the independent directors may (unless the defense of such matter has been assumed by the Surviving Corporation as provided herein) retain, at the expense of the Surviving Corporation, one lead law firm and one local counsel to represent the independent directors.

      (c) Survival of Existing Indemnification Rights. The Surviving Corporation and Merger Sub agree that all rights to indemnification, including provisions relating to advances of expenses incurred in defense of any action, suit or proceeding, whether civil, criminal, administrative or investigative (each, a “Claim”), existing in favor of the Indemnified Parties as provided in the Company Charter or the Company’s Bylaws or pursuant to other agreements, or certificates of incorporation or bylaws or similar documents of any of the Company’s Subsidiaries, as in effect as of the date hereof, will survive the Merger and will continue in full force and effect for a period of not less than six years from the Effective Time; provided, however, that all rights to indemnification in respect of any Claim asserted, made or commenced within such period will continue until the final disposition of such Claim.

      (d) Survival. This Section 6.6 will Survive the Consummation of the Merger. The provisions of this Section 6.6 are intended to be for the benefit of and will be enforceable by each of the Indemnified Parties and his heirs and legal representatives, and will be binding on Parent, Merger Sub and the Surviving Corporation and their respective successors and assigns.

      6.7     Notification of Certain Matters. Between the date hereof and the Effective Time, each party will give prompt notice in writing to the other party of: (i) any information that indicates that any of its representations or warranties contained herein was not true and correct as of the date hereof or will not be true and correct at and as of the Effective Time with the same force and effect as if made at and as of the Effective Time (except for changes permitted or contemplated by this Agreement), (ii) the occurrence or non-occurrence of any event which will result, or has a reasonable prospect of resulting, in the failure of any condition, covenant or agreement contained in this Agreement to be complied with or satisfied, (iii) any failure of the Company or Parent (or Merger Sub), as the case may be, to comply with or satisfy any condition, covenant or agreement to be complied with or satisfied by it hereunder, (iv) any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement or that such transactions otherwise may violate the rights of or confer remedies upon such third party and (v) any notice of, or other communication relating to, any litigation referred to in Section 6.8 or any order or judgment entered or rendered therein; provided, however, that the delivery of any notice pursuant to this Section 6.7 will not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

      6.8     Defense of Litigation. Each of the parties agrees, except, in the case of the Company, as otherwise required by the fiduciary duties of the Company Board (as determined in good faith by the Company Board following the receipt of advice of outside legal counsel thereon), to vigorously defend against all actions, suits or proceedings in which such party is named as a defendant which seek to enjoin, restrain or prohibit the transactions contemplated hereby or seek damages with respect to such transactions. No party will settle any such action, suit or proceeding or fail to perfect on a timely basis any right to appeal any judgment rendered or order entered against such party therein without the consent of the other parties (which consent will not be unreasonably withheld or delayed). Each of the parties further agrees to use commercially reasonable efforts to cause each of its Affiliates, directors and officers to vigorously defend any action, suit or proceeding in which such Affiliate, director or officer is named as a defendant and which seeks any such relief to comply with this Section to the same extent as if such Person were a party hereto.

      6.9     Actions by Parent and Merger Sub. In its capacity as beneficial owner of Company Stock, Parent agrees to use commercially reasonable efforts to cause the Company Stock beneficially owned by Parent to be voted in favor of the adoption of this Agreement at the Special Meeting. Parent will cause Merger Sub to take all commercially reasonable corporate action necessary on its part to consummate the Merger and the transactions contemplated hereby. Merger Sub will not conduct any other business.

      6.10     Listing. Parent shall use commercially reasonable efforts to cause the shares of Parent Series A Stock to be issued pursuant to this Agreement and upon exercise of the Converted Options and the Converted Warrants and conversion of the Company Series A Preferred Stock to be authorized for listing on the NYSE, subject to official notice of issuance.

      6.11     Transfer Taxes. All stock transfer, real estate transfer, documentary, stamp, recording and other similar taxes incurred in connection with the Merger shall be paid either by Merger Sub or the Surviving Corporation, and the Company shall cooperate with Merger Sub and Parent in preparing, executing and filing any tax returns with respect to such taxes.

ARTICLE VII

CONDITIONS PRECEDENT

      7.1     Conditions Precedent to the Obligations of Parent, Merger Sub and the Company. The respective obligations of Parent, Merger Sub and the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any or all of which, to the extent permitted by applicable law, may be waived by Parent, for itself and Merger Sub (but not for the Company), or by the Company for itself (but not for Parent or Merger Sub):

(a) Stockholder Approval. This Agreement will have been duly adopted by the requisite vote of the stockholders of the Company at the Special Meeting, in accordance with the DGCL, the Company Charter and the Company’s Bylaws.

(b) Registration. The Registration Statement (as amended or supplemented) will have been declared effective and will be effective under the Securities Act at the Effective Time, and no stop order suspending effectiveness will have been issued, and no action, suit, proceeding or investigation seeking a stop order or to suspend the effectiveness of the Registration Statement will have been initiated and be continuing or will have been threatened and be unresolved. Parent will have received all state securities law or blue sky permits and authorizations necessary to carry out the transactions contemplated hereby, such permits and authorizations will be in full force and effect and no action, suit, proceeding or investigation seeking to revoke or suspend the effectiveness of any such permit or authorization will have been initiated and be continuing or will have been threatened and be unresolved.

(c) Absence of Injunctions. No permanent or preliminary Injunction or restraining order or other order by any court or other Governmental Entity of competent jurisdiction, or other legal restraint or prohibition, preventing consummation of the transactions contemplated hereby as provided herein will be in effect, or permitting such consummation only subject to any condition or restriction that has or would have a Company Material Adverse Effect.

      7.2     Conditions Precedent to the Obligations of Merger Sub and Parent. The obligations of Merger Sub and Parent to consummate the transactions contemplated by this Agreement are also subject to the satisfaction at or prior to the Closing Date of each of the following conditions, unless waived by Parent:

(a) Accuracy of Representations and Warranties. All representations and warranties of the Company contained in this Agreement will, if specifically qualified by materiality, be true and correct and, if not so qualified, be true and correct in all material respects in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of a specified earlier date) on and as of the Closing Date as though made on and as of the Closing Date, except for changes permitted or contemplated by this Agreement.

(b) Performance of Agreements. The Company will have performed in all material respects all obligations and agreements, and complied in all material respects with all covenants and conditions, contained in this Agreement to be performed or complied with by it prior to or on the Closing Date.

(c) Officers’ Certificates. Parent and Merger Sub will have received such certificates of the Company, dated the Closing Date, in each case signed by an executive officer of the Company (but without personal liability thereto), to evidence satisfaction of the conditions set forth in Sections 7.1(a), 7.1(c), 7.2(a) and 7.2(b)(insofar as each relates to the Company), as may be reasonably requested by Parent.

(d) No Adverse Enactments. There will not have been any action taken, or any statute, rule, regulation, order, judgment or decree proposed, enacted, promulgated, entered, issued, enforced or deemed applicable by any foreign or United States federal, state or local Governmental Entity, and there will be no action, suit or proceeding pending or threatened, which (i) makes or is reasonably likely to make this Agreement, the Merger, or any of the other transactions contemplated by this Agreement illegal or imposes or is reasonably likely to impose material damages or penalties in connection therewith; (ii) requires or is reasonably likely to require the divestiture of a material portion of the business of Parent or any of its Subsidiaries if the Merger is consummated, (iii) imposes or is reasonably likely to result in imposition of material limitations on the ability of Parent effectively to exercise full rights of ownership of shares of capital stock of the Surviving Corporation (including the right to vote such shares on all matters properly presented to the stockholders of the Surviving Corporation) or makes the holding by Parent of any such shares illegal or subject to any materially burdensome requirement or condition, (iv) requires or is reasonably likely to require Parent or the Company or any of their respective material Subsidiaries or Affiliates to cease or refrain from engaging in any material business, including any material business conducted by the Company or any of its Subsidiaries, if the Merger is consummated, or (v) increases or is reasonably likely to increase in any material respect the liabilities or obligations of Parent arising out of this Agreement, the Merger, or any of the other transactions contemplated by this Agreement.

(e) Receipt of Licenses, Permits and Consents. Other than the filing of the Certificate of Merger with the Delaware Secretary of State and filings due after the Effective Time, all Local Approvals and all other Government Consents as are required in connection with the consummation of the transactions contemplated hereby will have been obtained and will be in full force and effect and all Governmental Filings as are required in connection with the consummation of such transactions will have been made, and all waiting periods, if any, applicable to the consummation of such transactions imposed by any Governmental Entity will have expired, other than those which, if not obtained, in force or effect, made or expired (as the case may be) would not, either individually or in the aggregate, (i) have a material adverse effect on the transactions contemplated hereby or (ii) assuming consummation of the Merger, have a Company Material Adverse Effect or a Parent Material Adverse Effect, as of or after the Effective Time.

(f) Contract Consents. The Company shall have obtained or made, and shall have provided Parent and Merger Sub with copies of, all Contract Consents and Contract Notices set forth on Schedule 4.5, other than those which, if not obtained or made (as the case may be) would not, either individually or in the aggregate, (i) have a material adverse effect on the transactions contemplated hereby or (ii) assuming consummation of the Merger, have a Company Material Adverse Effect or a Parent Material Adverse Effect, as of or after the Effective Time.

(g) Material Adverse Effect. The Company will not have suffered or incurred any Company Material Adverse Effect since the date of this Agreement.

(h) Stock Option Vesting Acceleration. The Company Board will have adopted a resolution stating that the transactions contemplated by this Agreement do not constitute a change of control (or any comparable event) for purposes of any Company Options that provide for an acceleration of vesting upon a change of control (or any comparable event).

      7.3     Conditions Precedent to the Obligations of the Company. The obligation of the Company to consummate the transactions contemplated by this Agreement is also subject to the satisfaction at or prior to the Closing Date of each of the following conditions, unless waived by the Company:

(a) Accuracy of Representations and Warranties. All representations and warranties of Parent contained in this Agreement will, if specifically qualified by materiality, be true and correct and, if not so qualified, be true and correct in all material respects in each case as of the date of this Agreement and (except to the extent such representations and warranties speak of a specified earlier date) on and as of the Closing Date as though made on and as of the Closing Date, except for changes permitted or contemplated by this Agreement.

(b) Performance of Agreements. Each of Merger Sub and Parent will have performed in all material respects all obligations and agreements, and complied in all material respects with all covenants and conditions, contained in this Agreement to be performed or complied with by it prior to or on the Closing Date.

(c) Officers’ Certificates. The Company will have received such certificates of Parent, dated the Closing Date, in each case signed by an executive officer of Parent (but without personal liability thereto) to evidence satisfaction of the conditions set forth in Sections 7.1(b), 7.1(c), 7.3(a), 7.3(b) and 7.3(f) (insofar as each relates to Parent or Merger Sub), as may be reasonably requested by the Company.

(d) No Adverse Enactments. There will not have been any action taken, or any statute, rule, regulation, order, judgment or decree proposed, enacted, promulgated, entered, issued, enforced or deemed applicable by any foreign or United States federal, state or local Governmental Entity, and there will be no action, suit or proceeding pending or threatened, which (i) makes or is reasonably likely to make this Agreement, the Merger, or any of the other transactions contemplated by this Agreement illegal or imposes or may impose material damages or penalties in connection therewith or (ii) has or, in the reasonable judgment of the Company, assuming consummation of the Merger, is reasonably likely to have a Parent Material Adverse Effect, as of or after the Effective Time, (including any potential change or event disclosed on any Schedule which, subsequent to the date hereof, actually occurs).

(e) Receipt of Licenses, Permits and Consents. Other than the filing of the Certificate of Merger with the Delaware Secretary of State and filings due after the Effective Time, all Local Approvals and all other Government Consents as are required in connection with the consummation of the transactions contemplated hereby will have been obtained and will be in full force and effect, all Governmental Filings as are required in connection with the consummation of such transactions will have been made, and all waiting periods, if any, applicable to the consummation of such transactions imposed by any Governmental Entity will have expired, other than those which, if not obtained, in force or effect, made or expired (as the case may be), would not, either individually or in the aggregate, assuming consummation of the Merger, have a Parent Material Adverse Effect, as of or after the Effective Time.

(f) NYSE Listing. The shares of Parent Series A Stock to be issued pursuant to this Agreement and upon exercise of the Converted Options and the Converted Warrants and conversion of the Company Series A Preferred Stock will have been approved for listing on the NYSE, subject only to official notice of issuance.

ARTICLE VIII

TERMINATION

      8.1     Termination and Abandonment. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time, whether before or after adoption of this Agreement by the stockholders of the Company:

(i) by mutual consent of Parent and the Company;

(ii) by either the Company, on the one hand, or Parent and Merger Sub, on the other hand: (A) if the Merger has not been consummated before March 31, 2004, provided that the right to terminate this Agreement pursuant to this clause (ii)(A) will not be available to any party whose failure to perform any of its obligations under this Agreement required to be performed by it at or prior to the Effective Time has been the cause of or resulted in the failure of the Merger to be consummated before such date, (B) if there has been a material breach of any representation, warranty, covenant or agreement on the part of the other party (or by Merger Sub, if the party seeking to terminate this Agreement is the Company) contained in this Agreement and such breach is incapable of being cured, (C) if any court of competent jurisdiction or other competent governmental authority will have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action will have become final and nonappealable, or (D) if the required adoption of this Agreement by the stockholders of the Company has not been duly obtained, provided that the terminating party has complied with its obligations under Section 3.1 or 3.2 (as the case may be);

(iii) by Parent or the Company if the Company Board has withdrawn or modified in any manner adverse to Parent its recommendation to the Company stockholders referred to in Section 4.15 provided, in the case of the Company, that the Company has complied with the provisions of Section 3.5; or

(iv) by the Company upon a determination by the independent directors serving on the Company Board if the Parent Market Value shall be less than the Floor Value and the Company shall have notified Parent no later than 5:00 p.m. (New York City time) on the second trading day preceding the Closing Date of its election to terminate this Agreement; provided, however, that such termination shall not be effective and the Closing shall proceed as scheduled if Parent notifies the Company no later than 5:00 p.m. (New York City time) on the last trading day preceding the Closing Date of its election (which election Parent may make, or decline to make, in its sole and absolute discretion) to increase the Exchange Ratio to the fraction (rounded, if necessary, to the nearest one thousandth) equal to $1.90 divided by the Parent Market Value.

      8.2     Effect of Termination. In the event of any termination of this Agreement by the Company or Parent pursuant to Section 8.1, this Agreement (other than as set forth in Sections 6.2, 6.5, 8.2 and Article 9, each of which will survive the termination of this Agreement) immediately will become void and there will be no liability or obligation on the part of Parent, Merger Sub, the Company or their respective Affiliates, stockholders, directors, officers, agents or representatives; PROVIDED, that no such termination will relieve any party of any liability or damages resulting from any willful or intentional breach of any of its representations, warranties, covenants or agreements contained in this Agreement.

ARTICLE IX

MISCELLANEOUS

      9.1     Effectiveness of Representations, Warranties and Agreements. Except as set forth in the next sentence, the respective representations, warranties and agreements of the parties contained herein or in any certificate or other instrument delivered pursuant hereto prior to or at the Closing will remain operative and in full force and effect, regardless of any investigation made by or on behalf of the other parties hereto, after the execution of this Agreement. The representations, warranties, covenants or agreements contained in this Agreement or in any certificate or other instrument delivered pursuant to this Agreement will terminate at the Effective Time, except for (i) the agreements contained in Article II, Sections 6.5 and 6.6, and in this Article IX, and (ii) the agreements of the “affiliates” of the Company delivered pursuant to Section 3.3.

      9.2     Notices. All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement will be in writing and will be deemed to have been duly given if delivered personally or mailed, certified or registered mail with postage prepaid, or sent by telegram, overnight courier or confirmed telex or telecopier, as follows:

(a) if to Parent or Merger Sub, to:

Liberty Media Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112
Attn: Elizabeth M. Markowski, Esq.
Telecopier: (720) 875-5858

and with a copy to:

Sherman & Howard L.L.C.
633 Seventeenth Street, Suite 3000
Denver, Colorado 80202
Attn: Steven D. Miller, Esq.
Telecopier: (303) 298-0940

(b) if to the Company, to:

On Command Corporation
4610 South Ulster Street, 6th Floor
Denver, Colorado 80237
Attn: CEO
Telecopier: (720) 873-3427
with a copy to: General Counsel

Patterson, Belknap, Webb & Tyler LLP
1133 Avenue of the Americas
New York, NY 10036-6710
Attn: Jeffrey E. LaGueux, Esq.
Telecopier: (212) 336-2222

or to such other Person or address as any party will specify by notice in writing to the other party. All such notices, requests, demands, waivers and communications will be deemed to have been received on the date of delivery or on the third business day after the mailing thereof, except that any notice of a change of address will be effective only upon actual receipt thereof.

      9.3     Entire Agreement. This Agreement (including the Schedules, Exhibits and other documents delivered in connection herewith) constitutes the entire agreement of the parties and supersedes all prior agreements and understandings, oral and written, between the parties with respect to the subject matter hereof.

      9.4     Assignment; Binding Effect; Benefit. Neither this Agreement nor any of the rights, benefits or obligations hereunder may be assigned by any party (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns. Nothing in this Agreement, expressed or implied, is intended to confer on, or to make enforceable by, any Person other than the parties or their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, other than rights conferred upon Indemnified Parties under Section 6.6 and upon stockholders, directors, officers, Affiliates, agents and representatives of the parties under Section 9.11. Notwithstanding anything to the contrary contained in this Agreement, the provisions of Section 6.6 of this Agreement may not be amended or altered in any manner with respect to any Indemnified Party without the written consent of such Indemnified Party. No assignment of this Agreement will relieve the Surviving Corporation from its obligations to any Indemnified Party contained in Section 6.6 of this Agreement.

      9.5     Amendment. Before or after adoption of this Agreement by the stockholders of the Company, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time prior to the Effective Time; provided, however, that after adoption of this Agreement by the stockholders of the Company, no amendment may be made without the further requisite approval of such stockholders if such amendment by law requires the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

      9.6     Extension; Waiver. At any time prior to the Effective Time, the Company or the Parent (on behalf of Parent and Merger Sub), by action taken or authorized by such party’s Board of Directors, may, to the extent legally allowed, (i) extend the time specified herein for the performance of any of the obligations of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, (iii) waive compliance by the other party with any of the agreements or covenants of such other party contained herein or (iv) waive any condition to such waiving party’s obligation to consummate the transactions contemplated hereby or to any of such waiving party’s other obligations hereunder. Any such extension or waiver will be valid only if set forth in a written instrument signed by the party or parties to be bound thereby. Any such extension or waiver by any party will be binding on such party but not on the other party entitled to the benefits of the provision of this Agreement affected unless such other party also has agreed to such extension or waiver. No such waiver will constitute a waiver of, or estoppel with respect to, any subsequent or other breach or failure to strictly comply with the provisions of this Agreement. The failure of any party to exercise any of its rights, powers or remedies hereunder or with respect hereto or to insist on strict compliance with this Agreement will not constitute a waiver by such party of its right to exercise any such or other rights, powers or remedies or to demand such compliance. Whenever this Agreement requires or permits consent or approval by any party, such consent or approval will be effective if given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 9.6.

      9.7     Headings. The headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.

      9.8     Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original, and all of which together will be deemed to be one and the same instrument.

      9.9     Applicable Law. This Agreement and the legal relations between the parties will be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflict of laws rules thereof.

      9.10     Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CON-

TEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

      9.11     Joint Participation in Drafting this Agreement. The parties acknowledge and confirm that each of their respective attorneys have participated jointly in the drafting, review and revision of this Agreement and that it has not been written solely by counsel for one party and that each party has had the benefit of its independent legal counsel’s advice with respect to the terms and provisions hereof and its rights and obligations hereunder. Each party hereto, therefore, stipulates and agrees that the rule of construction to the effect that any ambiguities are to be or may be resolved against the drafting party shall not be employed in the interpretation of this Agreement to favor any party against another and that no party shall have the benefit of any legal presumption or the detriment of any burden of proof by reason of any ambiguity or uncertain meaning contained in this Agreement.

      9.12     Enforcement of this Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

      9.13     Limited Liability. Notwithstanding any other provision of this Agreement, no stockholder, director, officer, Affiliate, agent or representative of any party (other than Parent as the sole stockholder of Merger Sub) will have any liability in respect of or relating to the covenants, obligations, representations or warranties of such party hereunder or in respect of any certificate delivered with respect thereto and, to the fullest extent legally permissible, each party, for itself and its stockholders, directors, officers and Affiliates, waives and agrees not to seek to assert or enforce any such liability which any such Person otherwise might have pursuant to applicable law.

      9.14     Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

      IN WITNESS WHEREOF, the parties hereto have executed this Agreement and Plan of Merger as of the date first above written.

LIBERTY MEDIA CORPORATION

By:	/s/ ELIZABETH M. MARKOWSKI

Name: Elizabeth M. Markowski
Title: Senior Vice President

ATTEST:

/s/ MAUREEN STURGEON

Asst. Secretary

ON COMMAND CORPORATION

By:	/s/ CHRISTOPHER SOPHINOS

Name: Christopher Sophinos
Title: President and Chief Executive Officer

ATTEST:

/s/ PAMELA J. STRAUSS

Secretary

ONCO ACQUISITION CO.

By:	/s/ ELIZABETH M. MARKOWSKI

Name: Elizabeth M. Markowski
Title: Senior Vice President

ATTEST:

/s/ MAUREEN STURGEON

Asst. Secretary

ANNEX II

Section 262 of the Delaware General Corporation Law

DELAWARE GENERAL CORPORATION LAW

TITLE 8. CORPORATIONS
CHAPTER 1. GENERAL CORPORATION LAW
SUBCHAPTER IX. MERGER, CONSOLIDATION OR CONVERSION

ss.262 Appraisal rights.

      (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to ss. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

      (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to ss. 251 (other than a merger effected pursuant to ss. 251(g) of this title), ss. 252, ss. 254, ss. 257, ss. 258, ss. 263 or ss. 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of ss. 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to ss.ss. 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

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(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under ss. 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

      (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

      (d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to ss. 228 or ss. 253 of this title, then, either a constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall

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be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

      (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

      (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

      (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

      (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

      (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or

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compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

      (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

      (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

      (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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ANNEX III

September 9, 2003

Special Committee of the Board of Directors

On Command Corporation
7900 E. Union Avenue
Denver, CO 80237

Members of the Special Committee:

      You have asked us to advise you with respect to the fairness from a financial point of view to the holders of common stock, par value $0.01 per share (“Company Common Stock”), of On Command Corporation (the “Company”), other than Liberty Media Corporation (the “Parent”) and its affiliates, of the Consideration (as defined below) to be received by such stockholders pursuant to the Agreement and Plan of Merger, dated as of September 9, 2003 (the “Merger Agreement”), by and among the Parent, ONCO Acquisition Co., an indirect subsidiary of the Parent (the “Merger Sub”), and the Company. We have been advised that the Parent and its affiliates own approximately 74% of the Company Common Stock. The Merger Agreement provides for, among other things, the merger (the “Merger”) of the Company with the Merger Sub pursuant to which the Company will become a subsidiary of the Parent and each outstanding share of Company Common Stock, not owned by the Parent or its subsidiaries will be converted into the right to receive 0.166 shares (the “Consideration”) of Liberty Media Series A common stock, par value $0.01 per share (“Parent Common Stock”); provided that (i) if the product of the Market Value (as defined below) of Parent Common Stock and 0.166 is greater than $2.10, the Consideration shall equal the number of shares (or fraction of a share) of Parent Common Stock determined by dividing $2.10 by the Market Value of Parent Common Stock and (ii) if the product of the Market Value of Parent Common Stock and 0.166 is less than $1.90, the Consideration shall equal the number of shares (or fraction of a share) of Parent Common Stock determined by dividing $1.90 by the Adjusted Market Value of Parent Common Stock; and provided further that if the Market Value of Parent Common Stock is less than $10.00, the Company may give notice of termination of the Merger Agreement which shall become effective if Parent does not agree to increase the Consideration to equal the number of shares (or fraction of a share) of Parent Common Stock determined by dividing $1.90 by the Market Value of Parent Common Stock. For purposes of the foregoing, the Market Value of Parent Common Stock is the average of the closing sales prices of a share of Parent Common Stock on the New York Stock Exchange over the five consecutive trading days ending on the third trading day preceding the closing date of the Merger and the Adjusted Market Value of Parent Common Stock is the greater of (i) $10.00 (the “Floor Value”) and (ii) the average of the closing sale prices of a share of Parent Common Stock on the NYSE over the five consecutive trading days ending on the third trading day preceding the closing date of the Merger.

      In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to the Company and the Parent, as well as the Merger Agreement. We have also reviewed certain other information, including financial forecasts, provided to or discussed with us by the Company and the Parent and have met with the Company’s and the Parent’s management to discuss the business and prospects of the Company and the Parent, respectively. We have also considered certain financial and stock market data of the Company and the Parent, and we have compared those data with similar data for other publicly held companies in businesses we deemed similar to the Company and the Parent, and we have considered the financial terms of certain other business combinations and other transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

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      In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts relating to the Company referred to above, we have been advised and we have assumed that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management as to the future financial performance of the Company. With respect to the financial forecast relating to the Parent, we have assumed, with your consent, that the publicly available financial forecasts with respect to the Parent reviewed by us represent reasonable estimates and judgments with respect to the future financial performance of the Parent. We also have assumed, with your consent, that in the course of obtaining necessary regulatory and third party approvals and consents for the Merger, no modification, delay, limitation, restriction or condition will be imposed that will have an adverse effect on the Company, the Parent or the contemplated benefits of the Merger and that the Merger will be consummated in accordance with the terms of the Merger Agreement, without waiver, modification or amendment of any material term, condition or agreement therein. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or the Parent, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon information available to us and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We are not expressing any opinion as to the actual value of Parent Common Stock when issued to the holders of Company Common Stock pursuant to the Merger or the prices at which Parent Common Stock will trade at any time. Our opinion does not address the merits of the Merger as compared to other transactions, business strategies, or financial alternatives that may be available to the Company, or the Company’s underlying decision to engage in the Merger. We were not requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company.

      We have acted as financial advisor to the Special Committee of the Board of Directors of the Company in connection with the Merger and will receive a fee for our services, a portion of which is contingent upon the consummation of the Merger. We will also receive a fee for rendering this opinion. From time to time, we and our affiliates have in the past provided, and in the future may provide, certain investment banking and financial services unrelated to the proposed Merger to the Company and the Parent and their respective affiliates for which we have received and would expect to receive compensation. Certain funds affiliated or associated with Credit Suisse First Boston LLC own in the aggregate approximately 2.26 million shares of Company Common Stock. In the ordinary course of our business, we and our affiliates may actively trade the debt and equity securities of the Company and the Parent for our and such affiliates’ own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

      It is understood that this letter is for the use and information of the Special Committee of the Board of Directors of the Company in connection with its consideration of the Merger and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the proposed Merger. Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock in the Merger is fair from a financial point of view to holders of Company Common Stock other than the Parent and its affiliates.

Very truly yours,

CREDIT SUISSE FIRST BOSTON LLC

III-2

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

      Section 145 of the Delaware General Corporation Law (“DGCL”) provides, generally, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (except actions by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A corporation may similarly indemnify such person for expenses actually and reasonably incurred by such person in connection with the defense or settlement of any action or suit by or in the right of the corporation, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of claims, issues and matters as to which such person shall have been adjudged liable to the corporation, provided that a court shall have determined, upon application, that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

      Section 102(b)(7) of the DGCL provides, generally, that the certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of Title 8 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision may eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision became effective.

      Article V, Section E of the Restated Certificate of Incorporation, as amended (the “Liberty Media Charter”), of Liberty Media Corporation provides as follows:

      Limitation On Liability. To the fullest extent permitted by the DGCL as the same exists or may hereafter be amended, a director of Liberty Media shall not be liable to Liberty Media or any of its stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this paragraph 1 shall be prospective only and shall not adversely affect any limitation, right or protection of a director of Liberty Media existing at the time of such repeal or modification.

Indemnification.

      (a) Right to Indemnification. Liberty Media shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or officer of Liberty Media or is or was serving at the request of Liberty Media as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person. Such right of indemnification shall inure whether or not the claim asserted is based upon matters which antedate the adoption of Section E of the Liberty Media Charter. Liberty Media shall be required to indemnify or make advances to a person in connection with a proceeding (or part thereof) initiated by such person only if the proceeding (or part thereof) was authorized by the board of directors of Liberty Media.

      (b) Prepayment of Expenses. Liberty Media shall pay the expenses (including attorneys’ fees) incurred by a director or officer in defending any proceeding in advance of its final disposition, provided, however, that the payment of expenses incurred by a director or officer in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the director or officer to repay all amounts advanced if it should be ultimately determined that the director or officer is not entitled to be indemnified under this paragraph or otherwise.

      (c) Claims. If a claim for indemnification or payment of expenses under this paragraph is not paid in full within 60 days after a written claim therefor has been received by Liberty Media, the claimant may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action, Liberty Media shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

      (d) Non-Exclusivity of Rights. The rights conferred on any person by this paragraph shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Liberty Media Charter, Liberty Media’s Bylaws, agreement, vote of stockholders or resolution of disinterested directors or otherwise.

      (e) Other Indemnification. Liberty Media’s obligation, if any, to indemnify any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or nonprofit entity.

      Amendment or Repeal. Any amendment, modification or repeal of the foregoing provisions of Section E of the Liberty Media Charter shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

Item 21.	Exhibits and Financial Statement Schedules

      The following exhibits are filed herewith or incorporated herein by reference:

Exhibit
No.	Description

2.1	Agreement and Plan of Merger dated as of September 9, 2003, by and among Liberty Media Corporation, ONCO Acquisition Co. and On Command Corporation (included as Annex I to the proxy statement/prospectus that forms a part of this Registration Statement) (the registrant agrees to furnish supplementally a copy of the schedules omitted from this Exhibit 2.1 to the Securities and Exchange Commission upon request).
3.1	Restated Certificate of Incorporation of Liberty Media Corporation, dated August 9, 2001 (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-1 of Liberty Media Corporation, File No. 333-55998, as filed on February 21, 2001 (the “Split Off S-1 Registration Statement”)).
3.2	Bylaws of Liberty Media Corporation, as adopted August 9, 2001 (incorporated by reference to Exhibit 3.4 to the Split Off S-1 Registration Statement).
4.1	Specimen certificates for shares of Series A common stock, par value $.01 per share, of Liberty Media Corporation (incorporated by reference to Exhibit 4.1 to the Split Off S-1 Registration Statement).
5.1	Opinion of Sherman & Howard L.L.C., as to the legality of the securities being registered (filed herewith).
23.1	Consent of KPMG LLP (filed herewith).
23.2	Consent of KPMG Audit Plc (filed herewith).
23.3	Consent of KPMG LLP (filed herewith).

Exhibit
No.	Description

23.4	Consent of Sherman & Howard L.L.C. (included in Exhibit 5.1).
24.1	Power of attorney (filed previously).
99.1	Opinion of Credit Suisse First Boston LLC (included as Annex III to the proxy statement/prospectus that forms a part of this Registration Statement).
99.2	Consent of Credit Suisse First Boston LLC (filed previously).

Item 22.	Undertakings

      A. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      B. The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

      C. The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

      D. The undersigned registrant hereby undertakes as follows:

1. That prior to any public reoffering of the securities registered hereunder through the use of a prospectus which is part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters in addition to the information called for by the other Items of the applicable form.

2. That every prospectus (i) that is filed pursuant to paragraph D.1. immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      E. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Englewood, State of Colorado, on October 31, 2003.

LIBERTY MEDIA CORPORATION

By:	/s/ ROBERT R. BENNETT

Robert R. Bennett
President and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

* John C. Malone	Chairman of the Board	October 31, 2003

* Robert R. Bennett	President, Chief Executive Officer and Director (Principal Executive Officer)	October 31, 2003

* Gary S. Howard	Executive Vice President, Chief Operating Officer and Director	October 31, 2003

* David J.A. Flowers	Senior Vice President and Treasurer (Principal Financial Officer)	October 31, 2003

* Christopher W. Shean	Senior Vice President and Controller (Principal Accounting Officer)	October 31, 2003

* Donne F. Fisher	Director	October 31, 2003

* Paul A. Gould	Director	October 31, 2003

* Jerome H. Kern	Director	October 31, 2003

* David E. Rapley	Director	October 31, 2003

* M. LaVoy Robison	Director	October 31, 2003

Signature	Capacity	Date

* Larry E. Romrell	Director	October 31, 2003

/s/ ELIZABETH M. MARKOWSKI Attorney in Fact		October 31, 2003

INDEX TO EXHIBITS

Exhibit
No.	Description

2.1	Agreement and Plan of Merger dated as of September 9, 2003, by and among Liberty Media Corporation, ONCO Acquisition Co. and On Command Corporation (included as Annex I to the proxy statement/ prospectus that forms a part of this Registration Statement) (the registrant agrees to furnish supplementally a copy of the schedules omitted from this Exhibit 2.1 to the Securities and Exchange Commission upon request).
3.1	Restated Certificate of Incorporation of Liberty Media Corporation, dated August 9, 2001 (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-1 of Liberty Media Corporation, File No. 333-55998, as filed on February 21, 2001 (the “Split Off S-1 Registration Statement”)).
3.2	Bylaws of Liberty Media Corporation, as adopted August 9, 2001 (incorporated by reference to Exhibit 3.4 to the Split Off S-1 Registration Statement).
4.1	Specimen certificates for shares of Series A common stock, par value $.01 per share, of Liberty Media Corporation (incorporated by reference to Exhibit 4.1 to the Split Off S-1 Registration Statement).
5.1	Opinion of Sherman & Howard L.L.C., as to the legality of the securities being registered (filed herewith).
23.1	Consent of KPMG LLP (filed herewith).
23.2	Consent of KPMG Audit Plc (filed herewith).
23.3	Consent of KPMG LLP (filed herewith).
23.4	Consent of Sherman & Howard L.L.C. (included in Exhibit 5.1).
24.1	Power of attorney (previously filed).
99.1	Opinion of Credit Suisse First Boston LLC (included as Annex III to the proxy statement/prospectus that forms a part of this Registration Statement).
99.2	Consent of Credit Suisse First Boston LLC (previously filed).